UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco

REPORT ON ECONOMIC AND FINANCIAL ANALYSIS 2005

SEPTEMBER

Banco Bradesco S.A.

Corporate Taxpayer’s ID CNPJ 60.746.948/0001-12	BOVESPA –	BBDC3 (common) and BBDC4 (preferred)	NYSE – BBD	LATIBEX – XBBDC

Indicators	Main Indicators (%)

	2004			2005			12 months accumulated

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

CDI	3.67	3.86	11.72	4.56	4.74	14.08	18.62
IBOVESPA	(4.49)	9.92	4.54	(5.86)	26.08	20.57	35.87
USD – Commercial Rate	6.84	(8.01)	(1.06)	(11.84)	(5.45)	(16.28)	(22.26)
IGP-M	3.95	3.25	10.26	0.20	(1.51)	0.21	2.17
IPCA – IBGE	1.60	1.94	5.49	1.34	0.77	3.95	6.04
TJLP	2.35	2.35	7.29	2.35	2.35	7.22	9.75
TR	0.42	0.57	1.35	0.75	0.87	2.19	2.66
Savings Deposits	1.93	2.09	6.00	2.27	2.39	6.88	9.00
Number of Business Days	62	65	189	63	65	189	251

	Closing Amount

Indicators	2004		2005

	June	September	June	September

Commercial U.S. dollar for sale – (R$)	3.1075	2.8586	2.3504	2.2222
Euro – (R$)	3.7952	3.5573	2.8459	2.6718
Argentine Peso – (R$)	1.0537	0.9572	0.8147	0.7643
Country Risk (Points)	646	466	411	344
SELIC – COPOM Base rate (% p.a.)	16.00	16.25	19.75	19.50
Pre – BM&F rate – 1 year (% p.a.)	17.29	17.40	18.22	17.92

	Compulsory Deposit Rates (%)					Rates and Limits (%)

Deposits	2004		2005		Items	2004		2005

	2nd Qtr.	3rd Qtr.	2nd Qtr.	3rd Qtr.		2nd Qtr.	3rd Qtr.	2nd Qtr.	3rd Qtr.

Demand					Income Tax	25	25	25	25
Deposits (1)	45	45	45	45	Social Contribution	9	9	9	9
Additional (2)	8	8	8	8	PIS (1)	0.65	0.65	0.65	0.65
Time Deposits (3)	15	15	15	15	COFINS (2)	4	4	4	4
Additional (2)	8	8	8	8	Legal Reserve on Net Income	5	5	5	5
Savings Account (4)	20	20	20	20	Maximum Fixed Assets (3)	50	50	50	50
Additional (2)	10	10	10	10	Capital Adequacy Ratio Basel (4)	11	11	11	11

(1) Cash deposit – No remuneration.
(2)Cash deposit – SELIC rate
(3) Restricted Securities. From the amount calculated at 15%, R$ 300 million may be deducted as per Brazilian Central Bank instructions, effective from November 8, 2004.
(4) Cash deposit – Reference Rate (TR) + interest of 6.17% p.a.	(1) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2) The rate applicable to non-financial and similar companies is 7.60% (non- cumulative COFINS).
(3) Maximum Fixed Assets is applied over Reference Equity
(4) Reference Equity may not be lower than 11% of weighted assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business, which are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties, which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions, which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could cause actual results to differ materially include, among others, changes in regional, national and international commercial and economic conditions; inflation rates, increases in customer delinquency and any other delays in loan operations; increases in the allowance for loan losses; loss of funding capacity; loss of clientele or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, adversely affect our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place excessive reliance on these forward-looking statements. In all cases, these forward-looking statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Risk Factors and Critical Accounting Practices

Reaffirming Bradesco’s adherence to best international practices for transparency and corporate governance, we transcribe below the text extracted from the “Risk Factors” section of 20-F Form, the annual report filed with the Securities and Exchange Commission – SEC, describing the risk factors which we consider most significant and which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gap that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions may have direct impact on our business and on the market price of our stocks and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. In addition, our operations, financial condition and the market price of our stocks and ADSs may also be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as: fluctuations in exchange rates; interest rate fluctuations, inflation rates; and other political, diplomatic, social and economic developments within and outside of Brazil that affect the Country.

In the past, the Brazilian Government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current or future situation of the Brazilian economy or how the Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) If Brazil undergoes a period of high inflation in the future, our revenues and the market price of our stocks and ADSs may be reduced

Brazil has underwent extremely high inflation rates in the past, with annual rates (IGP – DI from Getulio Vargas Foundation) during the last fifteen years reaching as high as 1.158% in 1992, 2.708% in 1993 and 1.093% in 1994. More recently, Brazil’s inflation rates were 26.4% in 2002, 7.7% in 2003, 12.1% in 2004 and up to September 2005, 0.20% . Inflation itself and governmental measures to combat it have had in past years significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian marketable securities markets. If Brazil suffers a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor’s confidence lags, the price of our stocks and ADSs may drop. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies, which may harm our ability to finance our operations

Since the end of 1997, and in particular during the last four years, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods, Brazil has experienced a significant outflow of U.S. dollars and Brazilian companies have borne higher costs to raise funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous for us.

4) Developments in other emerging markets may adversely affect the market price of our stocks and ADSs

The market price of our stocks and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America, including Argentina, which is one of Brazil’s principal trading partners. Although economic conditions are different in each Country, investors’ reaction to developments in one Country may affect the securities markets and the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly.

Developments in other countries have also at times adversely affected the market price of our and other Brazilian companies’ stocks, as investors’ perceptions of increased risk due to crises in other emerging markets can lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the current economic situation in Argentina and Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market price of our stocks and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may negatively affect our operations and results.

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum capital requirements, compulsory deposits, lending limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our results. Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and insurance companies, public and private. Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown and competition both in the banking and insurance sectors. The privatization of publicly-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations, reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process or otherwise by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) A majority of our common stocks are held by two stockholders, whose interests may conflict with other investors’ interests

On September 30, 2005 Cidade de Deus – Companhia Comercial de Participações, which we name as “Cidade de Deus Participações”, held 48.32% of our common stocks and Fundação Bradesco directly and indirectly held 45.54% of our common stocks. As a result, these stockholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other stockholders, as well as to approve related-party transactions or corporate reorganizations.

Critical Accounting Practices

Bradesco’s results are susceptible to accounting policies, assumptions and estimates. When preparing the financial statements, it is incumbent upon the Management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates.

Our relevant accounting policies are outlined in the note 3 to the consolidated financial statements included in chapter 8 of this Report.

The following discussion outlines the accounting policies deemed as critical, in terms of materiality, areas requiring a greater judgment and estimate or involving a higher level of complexity, affecting our financial condition and the results of our operations. The accounting estimates made under such context, impel us to make assumptions on highly uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses based on the analysis of our loan operations portfolio, including estimate of probable losses in our loan operations portfolio and leasing at the end of each period.

The determination of allowance for loan losses amount by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extension of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise loan operations on an individual basis, we make judgments related to the factors, which most probably should affect the risk levels and which specific credit rating we should attribute. Additional factors, which may affect our determination of allowance for loan losses include:

– General economic conditions in Brazil and conditions of relevant sector;
– previous experience with borrower or relevant sector of economy, including losses recent experience;
– credit quality trends;
– guarantees amounts of a loan operation;
– volume, composition and growth of our loan operations portfolio;
– Brazilian government’s monetary policy; and
– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a positive fluctuation of 1.0% in delinquency rate expected for our loan operations portfolio in full performance on September 30, 2005, the allowance for loan losses would increase approximately R$ 19 million. Such sensitivity analysis is hypothetical and intends to illustrate the risk rating and loss severity impact on our determination of allowance for loan losses. The analysis should not be considered as an observation of our expectations for future determinations of risk rating or future alterations in loss severity. In view of the procedures we observe, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses see content of loan operations included in Chapter 3 of this Report and notes 3e and 12 included in the Chapter 8 hereof.

2) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit. We estimate the fair value by using market-quoted prices when available. We observe that the price market-quoted price may be affected by the volume of shares traded and also may not reflect the “control premiums” resulting from shareholders’ agreements, those holding significant investments. However, the Management believes that market-quoted prices are the fair value best indicators.

When market-quoted prices are not available, we use models to estimate the fair value. The factors used in these models include distributors’ quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates, options volatility, when these are relevant and available.

In the determination of fair value, when market-quoted prices are not available, we have the Management’s judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality or information we receive. For instance, reliable market data, when estimating the impact of maintaining a high position are generally limited. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or the model itself makes correlations or incorrect assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine if a decline in fair value below the up-to-date cost of a security held to maturity or security available for sale is not temporary, so that to require we recognize a devaluation of up-to-date cost and we may reflect such reduction as expense. In the assessment, if devaluation is not temporary, the Management decides the historical period to be considered and the level of severity of a loss.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of marketable securities and derivative financial instruments, see notes 3c, 3d and 10 included in the Chapter 8 of this Report.

3) Classification of Securities

The classification of securities occurs in three categories: for trading, available for sale and held to maturity. This classification is based on the Management’s intent, on the date of acquisition of securities, of maintaining or trading such securities. The accounting treatment of securities held depends on whether we classify them in the acquisition as for trading, available for sale or held to maturity. Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories.

The classification of securities can be found in the note 10 included in the Chapter 8 of this Report.

4) Income Tax and Social Contribution

The determination of the amount of our taxes and contributions is complex and our assessment is related to the analysis of our deferred tax assets and liabilities and income tax payable. Generally, our assessment requires us to estimate the future values of deferred tax assets and income tax and social contribution payable. Our assessment about the possibility of a deferred tax asset to be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. The support to our evaluations and assumptions may change over time, as a result of occurrences or unpredictable circumstances, influencing our determination of value of our tax liabilities.

Constantly we monitor and assess the impact of new tax laws on our liabilities, as well as new developments, which could affect the evaluations and assumptions of our analysis about the possibility of realizing deferred tax assets.

For further information about our income tax and social contribution, see notes 3f and 35 to our financial statements included in the Chapter 8 of this Report.

5) Use of Estimates

When presenting the financial statements, our Management estimates and makes assumptions, which also include the amount of provisions for deferred taxes, the assumptions for the calculation of allowance for loan losses, the assumptions for calculations of technical provisions for insurance, private pension plans and savings bonds, the choice of useful lives of certain assets and the determination if an asset or group of specific assets was deteriorated. The estimates by their nature are based on the judgment and available information. Therefore, actual results may differ from such estimates.

Contents

List of Main Abbreviations			06

1 – Bradesco – Line by Line			07

Summarized Statement of Income Analysis	08	Analysis of the Statement of Income	18
Highlights	10	Comparative Balance Sheet	35
Bradesco’s stocks	13	Equity Analysis	36
Comparative Statement of Income	17

2 – Main Information on Statement of Income			47

Consolidated Statement of Income	48	Analysis of the Adjusted Net Interest Income and
Profitability	50	Average Rates	54
Results by Business Segment	52	Allowance for Doubtful Accounts	60
Change in the Main Items of Statement of Income	52	Fee Income	60
Change in Net Interest Income Items plus		Administrative and Personnel Expenses	61
Exchange Adjustment	53	Operating Efficiency	63
		Other Indicators	66

3 – Main Information on Balance Sheet			67

Consolidated Balance Sheet	68	Funding	77
Total Assets by Currency and Maturities	70	Checking Accounts	78
Marketable Securities	70	Savings Accounts	79
Loan Operations	71	Assets Under Management	80

4 – Operating Companies			83

Grupo Bradesco de Seguros e Previdência	84	Leasing Companies	101
– Insurance Companies	84	Bradesco Consórcios (Consortium Purchase Plans)	104
– Vida e Previdência (Private Pension Plan)	91	Bradesco S.A. Corretora de Títulos e
– Savings Bonds	95	Valores Mobiliários	108
Banco Finasa	100	Bradesco Securities, Inc.	110

5 – Operational Structure			113

Corporate Organization Chart	114	Risk Management and Compliance	132
Administrative Body	116	– Credit Risks, Operating Risks, Market Risks, Internal
Risk Ratings	117	Controls and Compliance	132
Ranking	118	– Liquidity Risk Management	137
Market Segmentation	119	– Capital Risk Management	137
Bradesco Corporate	119	Cards	140
Bradesco Empresas (Middle Market)	120	International Area	144
Bradesco Private	121	Capital Market	148
Bradesco Prime	121	Tax Payment and Collections	149
Bradesco Varejo (Retail)	122	Bookkeeping of Assets and Qualified Custody
Banco Postal	122	Services	151
Customer Service Network	123	Business Processes	152
Bradesco Day and Night Customer Service Channels	126	Acknowledgments	154
Investments in Infrastructure, Information
Technology and Telecommunications	132

6 – Social-Environmental Responsibility			155

Human Resources	156	Fundação Bradesco	163
Social-cultural Events	162	Environmental Responsibility	168
Finasa Sports Program	162	Social Report	170

7 – Independent Auditors’ Report			171

Independent auditors’ report on a special review of supplementary accounting information included in the
Economic and Financial Analysis Report and in the Statement of Social Responsibility			172

8 – Financial Statements, Independent Auditors’ Report, and Fiscal Council’s Report			173

Management Report	174	Notes to the Financial Statements	185
Consolidated Balance Sheet	177	Board of Directors, Board of Executive Officers
Consolidated Statement of Income	181	and Disclosure Committee	241
Statement of Changes in Stockholders’ Equity	182	Independent Auditors’ Report on Special Review
Consolidated Statement of Changes in Financial		of the Consolidated Quarterly information	242
Position	183	Fiscal Council’s Report	243
Index of Notes to the Financial Statements	184

Glossary of Technical Terms			244

Cross Reference Index			247

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures preceding them.

List of Main Abbreviations

ABC	– Activity-Based Costing	FIPE	– Economic Research Institute Foundation
ABEL	– Brazilian Association of Leasing Companies	FIPECAFI	– Accounting, Actuarial and Financial Research Institute
ABEMD	– Brazilian Association of Direct Marketing		Foundation
ABM	– Activity-Based Management	FlRN	– Floating Rate Note
ACC	– Advances on Foreign Exchange Contracts	FxRN	– Fixed Rate Note
ACM	– Automated Consulting and Contract Machine	GDAD	– Management of Performance and Support to
ADR	– American Depositary Receipt		Decisions
ADS	– American Depositary Share	IBA	– Brazilian Actuarial Institute
ADVB	– Association of Sales and Marketing Managers of	IBMEC	– Brazilian Capital Market Institute
	Brazil	IBNR	– Claims Incurred But Not Reported
ANAPP	– National Association of Private Pension Plan	IBOVESPA	– São Paulo Stock Exchange Index
	Companies	IBRACON	– Brazilian Institute of Accountants
ANBID	– National Association of Investment Banks	IFC	– International Finance Corporation
ANS	– National Agency for Supplementary Healthcare	IGP-DI	– General Price Index – Internal Availability
ANSP	– Brazilian Academy of Insurance and Pension	IGP-M	– General Price Index – Market
AP	– Personal Accident	INSS	– National Institute of Social Security
ATM	– Automated Teller Machine	IPCA	– Extended Consumer Price Index
BACEN	– Brazilian Central Bank	IR	– Income Tax
BDR	– Brazilian Depositary Receipt	IRRF	– Withholding Income Tax
BM&F	– Mercantile and Futures Exchange	ISO	– International Standard Organization
BNDES	– National Bank for Economic and Social Development	ISS	– Tax on Services
BOVESPA	– São Paulo Stock Exchange	JCP	– Interest on Own Capital
CDB	– Bank Deposit Certificate	LATIBEX	– Latin American Stock Exchange Market in Euros
CDC	– Consumer Sales Financing		(Spain)
CDI	– Interbank Deposit Certificate	MBA	– Master of Business Administration
CEF	– Federal Savings Bank	MP	– Provisional Measure
CEID	– State Department for the Integration of Disabled	NBR	– Registered Brazilian Rule
	People	NYSE	– New York Stock Exchange
CETIP	– Clearing House for the Custody and Financial	OIT	– International Labor Organization
	Settlement of Securities	ON	– Common Stocks
CFC	– Federal Accounting Council	PDD	– Allowance for Doubtful Accounts
CID	– Digital Inclusion Center	PGBL	– Unrestricted Benefits Generating Plan
CIPA	– Accident Prevention Internal Committee	PIS	– Social Integration Program
CMN	– National Monetary Council	PL	– Stockholders’ Equity
COFINS	– Contribution for Social Security Financing	PLR	– Employee Profit Sharing
COPOM	– Monetary Policy Committee	PN	– Preferred Stocks
COSIF	– Chart of Accounts for National Financial System	PTRB	– Online Tax Payment
	Institutions	RCF	– Optional Third-Party Liability
COSO	– Committee of Sponsoring Organizations	RE	– Basic lines (of Insurance Products)
CPMF	– Provisory Contribution on Financial Transactions	ROA	– Return on Assets
CRI	– Certificate of Real Estate Receivables	ROE	– Return on Stockholders` Equity
CS	– Social Contribution	SAP	– Systems Applications and Products
CVM	– Brazilian Securities Commission	SBPE	– Brazilian Savings and Loan System
DPVAT	– Compulsory Vehicle Insurance	SEBRAE	– Brazilian Micro and Small Business Support Service
DR	– Depositary Receipt	SEC	– U.S. Securities and Exchange Commission
DRE	– Statement of Income of the Year	SELIC	– Special Clearance and Custody System
DTVM	– Securities Dealer	SESI	– National Industry Social Service
DVA	– Value-Added Statement	SFH	– National Housing System
EPE	– Specific Purpose Entities	SIPAT	– Internal Week of Labor Accident Prevention
ERP	– Enterprise Resource Planning	SPB	– Brazilian Payment System
EXIM	– Export and Import – BNDES Financing Line	SPE	– Specific Purpose Entity
FGV	– Getulio Vargas Foundation	SUSEP	– Superintendence of Private Insurance
FIA	– Management Institute Foundation	TED	– Instant Online Transfer
FIDC	– Credit Right Funds	TJLP	– Long-term Interest Rate
FIE	– Exclusive Investment Fund	TR	– Reference Rate
FINABENS	– Financing of Other Goods and Services	TVM	– Marketable Securities
FINAME	– Fund for Financing the Acquisition of Industrial	VaR	– Value at Risk
	Machinery and Equipment	VGBL	– Long-term Life Insurance

1 - Bradesco – Line by Line

Summarized Statement of Income Analysis

September YTD/04 x September YTD/05 – R$ million

	Statement of		Adjustments	Adjusted Statement		Variation
	Income		(1)	of Income

	9M04	9M05	9M05	9M04	9M05	Amount	%

Net Interest Income (2)	9,715	12,852	(907)	9,715	11,945	2,230	23.0
Allowance for Doubtful Accounts-PDD (3)	(1,553)	(1,737)	–	(1,553)	(1,737)	(184)	11.8
Intermediation Gross Income	8,162	11,115	(907)	8,162	10,208	2,046	25.1
Insurance Operating Income (4)	(224)	31	327	(224)	358	582	–
Fee Income (5)	4,149	5,339	–	4,149	5,339	1,190	28.7
Personnel Expenses (6)	(3,685)	(3,950)	–	(3,685)	(3,950)	(265)	7.2
Other Administrative Expenses (6)	(3,649)	(3,703)	–	(3,649)	(3,703)	(54)	1.5
Tax Expenses (6)	(1,053)	(1,377)	73	(1,053)	(1,304)	(251)	23.8
Other Operating Income/Expenses	(1,117)	(1,475)	–	(1,117)	(1,475)	(358)	32.1
Operating Income	2,583	5,980	(507)	2,583	5,473	2,890	111.9
Non-Operating Income	(343)	(37)	–	(343)	(37)	306	–
Income Tax, Social Contribution And Minority
Interest	(238)	(1,892)	507	(238)	(1,385)	(1,147)	481.9
Net Income	2,002	4,051	–	2,002	4,051	2,049	102.3

In the nine-month period ended on September 30, 2005, Bradesco’s net income reached R$ 4,051 million, which corresponds to a 102.3% growth in relation to the same period of previous year. Bradesco’s stockholders’ equity amounted to R$ 18,262 million on September 30, 2005, equivalent to a 24.4% increase compared to the balance of September 2004. Consequently, the annualized return on stockholders’ equity (ROE) reached 30.6% . Total consolidated assets reached R$ 201,913 million at the end of September 2005, a 12.4% growth in relation to the balance of same date of previous year. The annualized return on total assets (ROA), in the first nine months of 2005, was 2.7% . Earnings per share was R$ 8.26.

(1) Adjustments

The effects outlined below were annulled between items in the nine-month period of 2005:

(i) partial income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of such hedge strategy of R$ 580 million; and
(ii) extraordinary provision in the amount of R$ 324 million was recorded in the Individual Health portfolio, to bring to the same level the premiums for insurance holders over 60 years of age whose health insurance plans are prior to the Law 9,656/98 and for benefits related to fully settled plans whose holders are still entitled to their benefits (“planos remidos”), which was offset by a positive result verified in the partial sale of our stake in Belgo-Mineira, in the amount of R$ 327 million.

Excluding these adjustments, the main items which influenced the net income in the first nine months of 2005 are outlined below:

(2) Net Interest Income – R$ 2,230 million

Such growth is basically due to “interest” component, caused by an increment in the business volume, pointing out a 63.7% increase in the volume of loan operations for individuals, mainly concerned with consumer sales and personal loan financing, which shows a higher profitability than the corporate portfolio.

(3) Allowance for Doubtful Accounts – R$ 184 million

The variation is mostly due to a 25.5% increase in the volume of loan operations over the past 12 months, pointing out the individual client operations, climbing 63.7%, which in view of its specific characteristic, requires a higher volume of provision.

(4) Income from Insurance, Private Pension Plan and Savings Bonds Operations – R$ 582 million

The hike is basically due to: (i) an increase in the business volume, reflected in the customer base growth; and (ii) extraordinary provision recorded in 2004, in view of the improvement in the calculation of IBNR provision.

(5) Fee Income – R$ 1,190 million

The increase in mainly due to a higher average volume of operations, combined with an increased customer base, and fee realignment and improvement in the partnership index (cross-selling), as a result of the clients segmentation process.

(6) Personnel, Administrative and Tax Expenses – R$ 570 million

Out of such amount, R$ 251 million of tax expenses basically derive: (i) from increased PIS/COFINS expenses, in view of higher taxable income; (ii) increased ISS expenses, due to changes in laws; and (iii) R$ 265 million of personnel expenses mainly referring to the effect of collective bargaining agreement of 2004 and 2005, as well as of the bonus – lump-sum payment in September/05.

Summarized Statement of Income Analysis – 2Q05 x 3Q05 – R$ million

	Statement of Income		Adjustments (1)		Adjusted Statement of Income		Variation

	2Q05	3Q05	2Q05	3Q05	2Q05	3Q05	Amount	%

Net Interest Income (2)	4,355	4,498	(409)	(161)	3,946	4,337	391	9.9
Allowance for Doubtful
Accounts PDD (3)	(562)	(540)	–	–	(562)	(540)	22	(3.9)
Intermediation Gross Income	3,793	3,958	(409)	(161)	3,384	3,797	413	12.2
Insurance Operating Income (4)	98	147	–	–	98	147	49	50.0
Fee Income (5)	1,760	1,918	–	–	1,760	1,918	158	9.0
Personnel Expenses (6)	(1,246)	(1,483)	–	–	(1,246)	(1,483)	(237)	19.0
Other Administrative Expenses (6)	(1,240)	(1,271)	–	–	(1,240)	(1,271)	(31)	2.5
Tax Expenses (6)	(497)	(475)	52	20	(445)	(455)	(10)	2.2
Other Operating Income/Expenses	(522)	(544)	–	–	(522)	(544)	(22)	4.2
Operating Income	2,146	2,250	(357)	(141)	1,789	2,109	320	17.9
Non-Operating Income	(21)	(10)	–	–	(21)	(10)	11	(52.4)
Income Tax, Social Contribution and
Minority Interest	(709)	(810)	357	141	(352)	(669)	(317)	90.1
Net Income	1,416	1,430	–	–	1,416	1,430	14	1.0

In 3Q05, Bradesco’s net income reached R$ 1,430 million, which corresponds to a 1.0% growth when compared to 2Q05. Bradesco’s stockholders’ equity amounted to R$ 18,262 million on September 30, 2005, corresponding to a 4.7% increase in relation to June 2005. Consequently, the annualized return on stockholders’ equity (ROE) reached 35.2% . Total consolidated assets reached R$ 201,913 million at the end of September 2005, a 3.8% growth in the quarter. The annualized return on total assets (ROA), was 2.9% in 3Q05. Earnings per share reached R$ 2.92.

(1) Adjustments

The partial income from derivatives used for hedge effects of investments abroad, which in terms of net income, simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of such hedge strategy was R$ 161 million and R$ 409 million in 3Q05 and 2Q05, respectively.

Excluding these adjustments, main items which influenced the net income in 3Q05 are outlined below:

(2) Net Interest Income – R$ 391 million

Such growth is basically due to “interest” component, which is directly related to the business volume expansion, pointing out loan operations for individuals, which shows a higher profitability than the corporate portfolio, the amount of which reached the mark of R$ 30.6 billion, accounting for a 14.0% expansion in the quarter.

(3) Allowance for Doubtful Accounts – R$ 22 million (income)

Such variation is basically due to: (i) a reversal of PDD preventive recording on loan operations granted to an utilities concessionaire in 1Q05, in the amount of R$ 166 million, as it adjusted its liabilities to its real ability to pay; and offset by: (ii) higher recording of PDD stemming from an increase in the loan operations volume, particularly for individuals.

(4) Income from Insurance, Private Pension Plan and Savings Bonds Operations – R$ 49 million

The increase is basically due to: (i) the growth in the sale of "VGBL" and "PGBL" products; and (ii) lower volume of redemptions for the "VGBL" product in the quarter.

(5) Fee Income – R$ 158 million

Such variation is mostly due to an increased business volume, revenues from checking accounts, assets under management and income on cards standing out.

(6) Personnel, Administrative and Tax Expenses – R$ 278 million

Such variation is mostly due to: (i) the effect of collective bargaining agreement of the category (6.0%) and bonus – lump-sum payment in September/05; and (ii) higher labor provision expenses in the quarter.

Highlights

Earnings

	R$ million

	September YTD			2005

	2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %

Net Interest Income	9,715	12,852	32.3	4,355	4,498	3.3
Allowance for Doubtful Accounts	1,553	1,737	11.8	562	540	(3.9)
Fee Income	4,149	5,339	28.7	1,760	1,918	9.0
Insurance, Private Pension Plans and Savings Bonds
Retained Premiums	9,447	9,343	(1.1)	3,001	3,546	18.2
Personnel Expenses	3,685	3,950	7.2	1,246	1,483	19.0
Other Administrative Expenses	3,649	3,703	1.5	1,240	1,271	2.5
Operating Income	2,583	5,980	131.5	2,146	2,250	4.8
Net Income	2,002	4,051	102.3	1,416	1,430	1.0

Balance Sheet

	R$ million

	September			2005

	2004	2005	Variation %	June	September	Variation %

Total Assets	179,703	201,913	12.4	194,542	201,913	3.8
Marketable Securities	58,155	64,248	10.5	64,441	64,248	(0.3)
Loan Operations	59,976	75,244	25.5	69,787	75,244	7.8
Permanent Assets	4,966	4,530	(8.8)	4,561	4,530	(0.7)
Total Deposits	64,787	71,095	9.7	71,654	71,095	(0.8)
Borrowings and Onlendings	16,715	15,241	(8.8)	14,999	15,241	1.6
Technical Provisions	31,585	38,235	21.1	36,533	38,235	4.7
Stockholders’ Equity	14,678	18,262	24.4	17,448	18,262	4.7

Change in Number of Outstanding Stocks

	Common stock	Preferred stock	Total

Number of Outstanding Stocks on December 31, 2004	238,351,329	236,081,796	474,433,125
Capital Increase Through Subscription	8,791,857	8,708,143	17,500,000
Capital Increase Through Stock Merger	182,504	180,767	363,271
Stocks Acquired and not Cancelled	(2,066,938)	(1,287)	(2,068,225)
Number of Outstanding Stocks on September 30, 2005	245,258,752	244,969,419	490,228,171

Stock Performance (*)

	R$

	September YTD			2005

	2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %

Net Income per Stock	4.22	8.26	95.7	2.88	2.92	1.4
Dividends/JCP per Stock – ON (Net of Income Tax)	1.677	2.542	51.6	0.923	1.011	9.5
Dividends/JCP per Stock – PN (Net of Income Tax)	1.845	2.796	51.5	1.015	1.112	9.6
Book Value per Stock (ON and PN)	30.94	37.25	20.4	35.53	37.25	4.8
Last Business Day Average Price – ON	39.48	101.88	158.1	77.80	101.88	31.0
Last Business Day Average Price – PN	50.00	108.72	117.4	83.37	108.72	30.4
Market Value of Stockholders’ Equity (R$ million) (*)	21.213	51.620	143.3	39.570	51.620	30.5
(*) number of stocks x average quotation of the last day of the period.
Remark: for the purposes of comparison, in September 2004, the amounts were adjusted by 200% due to stock splitting.

Cash Generation

	R$ million

	2004			2005

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Net Income	641	752	2,002	1,416	1,430	4,051
Equity in the Earnings of Affiliated Companies	(122)	4	(118)	(10)	(64)	(69)
Allowance for Doubtful Accounts	514	478	1,553	562	540	1,737
Technical Provisions	1,392	2,019	4,941	1,181	1,612	4,151
Allowance/Reversal for Mark-to-Market	–	5	1	(38)	3	(28)
Depreciation and Amortization	119	118	360	111	109	336
Goodwill Amortization	226	188	501	88	86	270
Other	(19)	31	39	42	34	106
Total	2,751	3,595	9,279	3,352	3,750	10,554

Added Value

	R$ million

	2004			2005

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

ADDED Value (A+B+C)	2,313	2,702	7,398	3,859	4,124	11,136
A – Gross Income from Financial Intermediation	2,567	2,825	8,162	3,793	3,958	11,115
B – Fee Income	1,375	1,455	4,149	1,760	1,918	5,339
C – Other Operating Income/Expenses	(1,629)	(1,578)	(4,913)	(1,694)	(1,752)	(5,318)
Distribution of Added Value (D+E+F+G)	2,313	2,702	7,398	3,859	4,124	11,136
D – Employees	995	1,030	2,968	990	1,230	3,201
E – Government	677	920	2,428	1,453	1,462	3,884
F – JCP/Dividends to Stockholders (paid and accrued)	325	333	985	559	612	1,537
G – Reinvestment of Profits	316	419	1,017	857	818	2,514

Distribution of Added Value – percentage	100.0	100.0	100.0	100.0	100.0	100.0
Labor Remuneration	43.0	38.1	40.1	25.7	29.8	28.7
Government Remuneration	29.3	34.1	32.8	37.6	35.5	34.9
Interest on Own Capital/Dividends to Stockholders
(paid and accrued)	14.0	12.3	13.3	14.5	14.8	13.8
Profit Reinvestments	13.7	15.5	13.8	22.2	19.9	22.6

Fixed Assets to Stockholders` Equity Ratio – Calculation Statement

	2004		2005

	June	September	June	September

Stockholders’ Equity + Minority Stockholders	13,716	14,752	17,502	18,316
Subordinated Debts	5,987	5,771	6,185	6,077
Tax Credits	(132)	(132)	(82)	(82)
Exchange Membership Certificates	(61)	(68)	(64)	(66)
Reference Equity (A) (*)	19,510	20,323	23,541	24,245
Fixed	7,246	7,100	7,259	7,576
Fixed Assets and Leasing	(1,948)	(2,019)	(2,614)	(2,960)
Unrealized Leasing Losses	(57)	(76)	(96)	(96)
Exclusions Authorized by Bacen	(90)	–	–	–
Exchange Membership Certificates	(61)	(68)	(64)	(66)
Total Fixed Assets (B) (*)	5,090	4,937	4,485	4,454
Fixed Assets to Stockholders’ Equity Ratio (B/A) – %	26.1	24.3	19.1	18.4
Excess – in Reais	4,665	5,224	7,286	7,669
(*) For the calculation of fixed assets to stockholders` equity ratio, the exchange membership certificates are excluded from the reference equity and fixed assets, as per BACEN`S resolution 2283.

Performance Ratios (annualized) – in percentage

	2004			2005

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Return on Stockholders’ Equity (Total)	20.1	22.1	18.6	36.6	35.2	30.6
Return on Stockholders’ Equity (Average)	20.5	23.3	20.0	38.1	36.5	33.6
Return on Total Assets (Total)	1.5	1.7	1.5	2.9	2.9	2.7
Stockholders’ Equity to Total Assets	7.7	8.2	8.2	9.0	9.0	9.0
Capital Adequacy Ratio (Basel) – Financial Consolidated	18.1	19.9	19.9	18.2	17.7	17.7
Capital Adequacy Ratio (Basel) – Total Consolidated	15.7	17.0	17.0	15.8	15.5	15.5
Fixed Assets to Stockholders' Equity Ratio – Financial Consolidated	41.4	42.9	42.9	41.4	42.8	42.8
Fixed Assets to Stockholders' Equity Ratio – Total Consolidated	26.1	24.3	24.3	19.1	18.4	18.4
Efficiency Ratio (12 months accumulated)	60.1	58.3	58.3	48.1	45.7	45.7

Market Share – Consolidated – percentage

	2004		2005

	June	September	June	September

Banks – Source: BACEN
Assets under management	14.8	14.7	15.2	15.2
Time Deposit	11.6	10.7	10.8	NA
Savings Deposit	15.0	15.2	15.4	NA
Demand Deposit	16.8	17.4	17.4	NA
Fee Income	12.3	12.8	12.9	NA
CPMF	19.8	19.9	20.1	20.0
Loan Operations	13.1	13.0	13.3	13.7
Number of Branches	17.7	17.7	16.7	16.7(*)

Insurance, Private Pension Plan and Savings Bonds – Source: SUSEP
Insurance, Private Pension Plan and Savings Bonds Premiums	24.2	25.1	24.2	24.7(*)
Insurance Premiums (1)	24.5	25.4	24.6	25.0(*)
Revenues from Pension Plan Contributions (2)	24.6	26.4	26.2	26.4(*)
Revenues from Savings Bonds	22.0	21.4	19.3	20.2(*)
Technical provisions for Insurance, Private Pension Plan and Savings Bonds	38.9	39.1	38.2	38.0(*)

Leasing – Source: ABEL
Active Operations	12.8	12.1	11.3	11.4(*)

Banco Finasa – Source: BACEN
Finabens	18.8	19.2	19.6	20.8(*)
Auto	6.4	7.5	25.4	36.8(*)

Consortium Purchase Plans – Source: BACEN
Real properties	16.2	16.9	18.1	20.6(*)
Auto	6.7	8.1	13.8	14.8(*)

International Area – Source: BACEN
Export Market	20.6	20.9	21.2	21.0
Import Market	11.8	12.9	14.8	14.7

(*) Data related to August/2005
(1) Includes VGBL
(2) Excludes VGBL
NA – not available by BACEN

Other Information

	2005			September

	June	September	Variation %	2004	2005	Variation %

Assets under Management – R$ million	283,269	295,492	4.3	255,017	295,492	15.9
Number of Employees	72,862	73,556	1.0	74,227	73,556	(0.9)
Number of Branches	2,913	2,916	0.1	3,049	2,916	(4.4)
Checking Account Holders – Million	16.4	16.5	0.6	15.3	16.5	7.8
Debit and Credit Card Base – Million	48.5	50.9	4.9	45.2	50.9	12.6

Bradesco’s Stocks

Number of Stocks (in thousands) – Common and Preferred Stocks(*)

	December					2005

	2000	2001	2002	2003	2004	June	September

Common	211,868	219,180	215,803	239,509	238,351	246,100	245,259
Preferred	205,743	212,984	212,561	236,082	236,082	244,971	244,969
Subtotal – Outstanding Stocks	417,611	432,164	428,364	475,591	474,433	491,071	490,228
Treasury Stocks	2,334	1,467	2,939	172	–	1,225	2,068
Total	419,945	433,631	431,303	475,763	474,433	492,296	492,296
(*) For comparison purposes, the stocks quantities were adjusted at 200% due to the stock splitting. Referring to years prior to 2003, the stocks were divided by 10,000 in view of their reverse split.

On September 30, 2005, Bradesco’s capital stock was R$ 10.0 billion, composed of 492,296,396 stocks, of which 247,325,690 are common and 244,970,706 are preferred, nonpar and book-entry stocks. The largest stockholder is the holding company, Cidade de Deus Participações, which directly holds 48.32% of our voting capital and 24.28% of our total capital. Cidade de Deus Participações, in its turn is, controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus is basically owned by Fundação Bradesco and Elo Participações. Elo Participações has as stockholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 114).

Quantity of Stockholders – Resident in the Country and Abroad

	December					2005

	2000	2001	2002	2003	2004	June	September

Individual	2,186,535	2,170,158	2,153,800	2,158,808	1,254,044	1,247,455	1,243,780
Corporate	182,205	181,007	179,609	180,559	116,894	116,549	116,307
Subtotal Residents in the Country	2,368,740	2,351,165	2,333,409	2,339,367	1,370,938	1,364,004	1,360,087
Residents Abroad	598	565	373	465	3,780	3,696	3,704
Total	2,369,338	2,351,730	2,333,782	2,339,832	1,374,718	1,367,700	1,363,791

Referring to Bradesco’s local and foreign stockholders’ base on September 30,2005, we observe that 1,360,087 were domiciled in Brazil, accounting for 99.7% of total stockholders’ base and holding 71.22% of the Bradesco’s outstanding stocks, while 3,704 lived abroad, representing 0.3% of total stockholders’ base and holding 28.78% of Bradesco’s outstanding stocks.

Market Value – R$ million

Market Value/Stockholders’ Equity

Market Value/Stockholders’ Equity: indicates the number of times Bradesco’s market value is higher than its book value of stockholders’ equity.
Formula used: quantity of common and preferred stocks multiplied by its respective average price of the last business day of the period. The amount is divided by book value of stockholders’ equity of the period.

Dividend Yield – in percentage (12 months accumulated)

Dividend Yield: is the ratio of the stock price and the net dividend distributed to stockholders over the past 12 months, indicating the investors’ return related to profit sharing.
Formula used: amount received by stockholder as dividend and/or interest on own capital (net of withholding tax) over the past 12 months, which is divided by preferred stock closing price of the last business day of the period.

Payout Index – in percentage

Payout Index: indicates the percentage of net income paid as dividends/interest on own capital (net of withholding tax).
Formula used: amount received by stockholders as dividends and/or interest on own capital (net of withholding tax), which is divided by net income adjusted by legal reserve. (5% of net income).

Financial Volume – Bradesco PN x Ibovespa

Net Income per Stock – R$ (12 months accumulated) (*)

(*) For comparison purposes, the stocks quantities were adjusted at 200% due to stock splitting. For years prior to 2003, stocks were divided by 10,000 due to their reverse split.

Bradesco PN (BBDC4) x Ibovespa – Appreciation Index – in percentage

Stock Performance

Bradesco’s preferred stocks had a 69.4% appreciation in the first nine months of 2005, if we consider the closing price of the last business day of the period, while Ibovespa appreciated 20.6% .

We believe that Bradesco’s good performance until the end of the 3rd quarter of 2005 was mainly influenced by the market perception that a new level of profitability attained by the Bank as from the 4th quarter of 2004 became sustainable in view of a robust positioning in various market segments and results and our focus on cost control.

A solid performance of loan market for individuals and delinquency under control created a specially favorable environment to our operations, which combined with strategic agreements and partnerships entered into over the past quarters in the consumer loan segment favored our performance, leading our return on equity to the levels currently verified.

Comparative Statement of Income

	R$ million

	September YTD			2005

	2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %

Revenues from Financial Intermediation	20,001	23,761	18.8	7,119	8,533	19.9
Loan Operations	9,630	11,484	19.3	3,479	4,296	23.5
Leasing Operations	215	316	47.0	95	134	41.1
Marketable Securities Transactions	4,162	3,315	(20.4)	303	1,357	347.9
Financial Income on Insurance, Private Pension Plans
and Savings Bonds	3,763	4,749	26.2	1,465	1,516	3.5
Derivative Financial Instruments	709	2,445	244.9	1,331	748	(43.8)
Foreign Exchange Transactions	663	321	(51.6)	59	90	52.5
Compulsory Deposits	859	1,131	31.7	387	392	1.3
Expenses From Financial Intermediation
(not including PDD)	10,286	10,909	6.1	2,764	4,035	46.0
Funds Obtained in the Open Market	6,776	7,572	11.7	1,864	2,898	55.5
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and
Savings Bonds	2,294	2,714	18.3	902	873	(3.2)
Borrowings and Onlendings	1,203	616	(48.8)	(5)	263	–
Leasing Operations	13	7	(46.2)	3	1	(66.7)
Net Interest Income	9,715	12,852	32.3	4,355	4,498	3.3
Allowance for Doubtful Accounts	(1,553)	(1,737)	11.8	(562)	(540)	(3.9)
Gross Income from Financial Intermediation	8,162	11,115	36.2	3,793	3,958	4.4
Other Operating Income (Expense)	(5,579)	(5,135)	(8.0)	(1,647)	(1,708)	3.7
Fee Income	4,149	5,339	28.7	1,760	1,918	9.0
Operating Income from Insurance, Private
Pension Plans and Savings Bonds	(224)	31	–	98	147	50.0
(+) Net Premiums Written	10,918	11,741	7.5	3,811	4,314	13.2
(-) Reinsurance Premiums and Redeemed Premiums	(1,470)	(2,398)	63.1	(810)	(768)	(5.2)
(=) Retained Premiums from Insurance, Private
Pension Plans and Savings Bonds	9,447	9,343	(1.1)	3,001	3,546	18.2
Retained Premiums from Insurance	4,663	5,493	17.8	1,824	1,883	3.2
Private Pension Plans Contributions	3,744	2,816	(24.8)	820	1,270	54.9
Income on Savings Bonds	1,040	1,034	(0.6)	357	393	10.1
Variation in Technical Provisions for Insurance,
Private Pension Plans and Savings Bonds	(2,647)	(1,437)	(45.7)	(280)	(739)	163.9
Variation in Technical Provisions for Insurance	(162)	(580)	258.0	(124)	(64)	(48.4)
Variation in Technical Provisions for Pension Plans	(2,439)	(848)	(65.2)	(178)	(659)	270.2
Variation in Technical Provisions for Savings Bonds	(46)	(9)	(80.4)	22	(16)	–
Retained Claims	(3,842)	(4,292)	11.7	(1,457)	(1,463)	0.4
Savings Bonds Draws and Redemptions	(931)	(897)	(3.7)	(314)	(337)	7.3
Insurance and Private Pension Plans Selling
Expenses	(633)	(697)	10.1	(224)	(244)	8.9
Insurance Products Selling Expenses	(519)	(570)	9.8	(187)	(200)	7.0
Private Pension Plans Selling Expenses	(114)	(115)	0.9	(34)	(39)	14.7
Savings Bonds Selling Expenses	–	(12)	–	(3)	(5)	66.7
Expenses with Private Pension Plans Benefits and
Redemptions	(1,619)	(1,989)	22.9	(628)	(616)	(1.9)
Personnel Expenses	(3,685)	(3,950)	7.2	(1,246)	(1,483)	19.0
Other Administrative Expenses	(3,649)	(3,703)	1.5	(1,240)	(1,271)	2.5
Tax Expenses	(1,053)	(1,377)	30.8	(497)	(475)	(4.4)
Equity in the Earnings of Affiliated Companies	118	69	(41.5)	10	64	540.0
Other Operating Income	888	797	(10.2)	259	238	(8.1)
Other Operating Expenses	(2,122)	(2,341)	10.3	(791)	(846)	7.0
Operating Income	2,583	5,980	131.5	2,146	2,250	4.8
Non-Operating Income	(343)	(37)	(89.2)	(21)	(10)	(52.4)
Income Before Taxes and Profit Sharing	2,240	5,943	165.3	2,125	2,240	5.4
Income Tax and Social Contribution	(233)	(1,888)	710.3	(708)	(807)	14.0
Minority Interest in Subsidiaries	(5)	(4)	(20.0)	(1)	(3)	200.0
Net Income	2,002	4,051	102.3	1,416	1,430	1.0
Return on Stockholders’ Equity Annualized (%)	18.6	30.6		36.6	35.2

Analysis of the Statement of Income – R$ million

Income from Loan and Leasing Operations

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
9,832	11,793	19.9	3,571	4,429	24.0

Income was up basically as a result of: (i) the increase in the volume of the loan portfolio, which totaled R$ 75,244 in September/05 against R$ 59,976 in September/04, i.e., a 25.5% increase, particularly the individual client portfolio, up by 63.7%, which shows higher profitability than corporate portfolio, pointing out Personal Loan and Auto CDC products, while the corporate portfolio climbed 8.2%, pointing out Working Capital and Overdraft-Secured Account products; which was partially offset by: (ii) exchange loss variation of 16.3% in the period/05, against an exchange loss variation of 1.1% in the period/04, affecting foreign currency indexed and/or denominated operations, which comprise 8.3% of total Loan and Leasing Operations, basically derived from corporate portfolio (excluding Advances on Foreign Exchange Contracts).

Increased revenues were mainly due to: (i) increased loan portfolio volume, reaching the amount of R$ 75,244 in September/05, against R$ 69,787 in June/05, pointing out the individual client portfolio, with a 14.0% growth, which shows higher profitability than corporate portfolio, pointing out Personal Loan and Auto CDC products, while the corporate portfolio climbed 4.0%, pointing out Compror, Auto and Overdraft-Secured Account products; and (ii) lower exchange loss variation of 5.5% in 3Q05, against 11.8% in 2Q05, affecting our foreign currency indexed and/or denominated operations, comprising 8.3% of total Loan and Leasing Operations, basically derived from corporate portfolio (excluding Advances on Foreign Exchange Contracts).

Income from Marketable Securities (TVM) and Derivative Financial Instruments

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
4,871	5,760	18.3	1,634	2,106	28.9

The increase in income is basically due to: (i) higher non-interest income gains of R$ 1,056, which includes R$ 580 represented by a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy in the period; (ii) higher average interest rates, observing the 14.1% CDI variation in the period/05, compared to 11.7% in the period/04; and (iii) increased average volume of TVM portfolio; which was offset by: (iv) exchange loss variation of 16.3% in the period/05, against an exchange loss variation of 1.1% in the period/04, impacting on the foreign currency indexed and/or denominated operations, comprising 10.6% of the portfolio.

The variation in income is mainly due to: (i) lower exchange loss variation of 5.5% in 3Q05, against 11.8% in 2Q05, impacting on foreign currency indexed and/or denominated operations, comprising 10.6% of the portfolio; (ii) higher average interest rates, observing the 4.7% CDI variation in 3Q05, compared to 4.6% in 2Q05; offset by: (iii) lower non-interest income gains of R$ 117, composed of basically partial reduction in income from derivatives used for hedge effects of investments abroad, which, in terms of net income simply annuls the tax effect of such hedge strategy in the quarter R$ 248.

Financial Income on Insurance, Private Pension Plans and Savings Bonds

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
3,763	4,749	26.2	1,465	1,516	3.5

The variation in the period was basically due to: (i) an increase in the volume of the securities portfolio, mainly comprising federal government bonds, which are linked to technical provisions, especially PGBL and VGBL products; (ii) higher average interest rates in line with the CDI variation of 14.1% in the period/05, as compared to 11.7% in the period/04; (iii) higher non-interest income of R$ 525 in the period/05 against R$ 146 in the period/04, as a result of increased TVM gains, in which we point out a positive result of R$ 327 recorded with the partial sale of our stake in Belgo-Mineira’s capital stock in the period/05, partially mitigated: (iv) by lower variation in the IGP-M index of 0.2% in the period/05 against 10.3% in the period/04.

The variation for the quarter was substantially due to: (i) an increase in the volume of marketable securities portfolio, mainly comprising federal government bonds, which are linked to technical provisions, especially PGBL and VGBL products; (ii) higher average interest rates in line with the CDI variation of 4.7% in 3Q05, against 4.6% in 2Q05; offset: (iii) by positive variation of IGP-M, 0.2% in 2Q/05, against a negative variation of 1.5% in 3Q/05; and (iv) by lower non-interest income of R$ 17 compared to 2Q05, as a result of lower TVM gains.

Foreign Exchange Transactions

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
663	321	(51.6)	59	90	52.5

This item should be analyzed deducted from expenses with foreign funding, used for import/export operations financing, in accordance with Note 13a. After the deductions, the result would be of R$ 143 in the period/04 and of R$ 170 in the period/05, mainly influenced by the increased average volume of the foreign exchange portfolio in the period.

This item should be analyzed deducted from expenses with foreign funding, used for import/export operations financing, in accordance with Note 13a. After such deductions, the result would be of R$ 55 in 2Q05 and of R$ 59 in 3Q05, i.e., steady in the quarter.

Compulsory Deposits

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
859	1,131	31.7	387	392	1.3

The variation mainly reflects the increases in: (i) average volume of deposits in the period; (ii) in the SELIC rate, used to remunerate the additional compulsory deposit, from 11.7% in the period/04 to 14.1% in the period/05; and (iii) Reference Rate – TR, which composes the remuneration of compulsory deposits over savings deposits, from 1.4% in the period/04 to 2.2% in the period/05.
			Income from compulsory deposits remained practically stable in the analyzed quarters.

Funding Expenses

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
6,776	7,572	11.7	1,864	2,898	55.5

The variation is mostly due to: (i) higher average interest rates, observing the CDI variation of 14.1% in the period/05, against 11.7% in the period/04, mainly affecting the time deposits expenses and purchase and sale commitments of R$ 1,460 and R$ 562, respectively; (ii) increased Reference Rate – TR, from 1.4% in the period/04 to 2.2% in the period/05, affecting the savings deposits expenses, R$ 305; (iii) increase in average balance of funding in the period; which was offset by: (iv) exchange loss variation of 16.3% in the period/05, against 1.1% in the period/04, impacting on foreign currency indexed and/or denominated fundings, R$ 1,680.

Increased expenses in the quarter mainly derive from: (i) lower exchange loss variation of 5.5% in 3Q05, against 11.8% in 2Q05, impacting on foreign currency indexed and/or denominated fundings, R$ 727; and (ii) higher purchase and sale commitments expense of R$ 217, as a result of higher average volume.

Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Saving Bonds

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
2,294	2,714	18.3	902	873	(3.2)

The increase is mostly due to: (i) higher average balance of Technical Provisions, especially PGBL and VGBL products; (ii) higher average interest rates, observing the CDI variation of 14.1% in the period/05, against 11.7% in the period/04; and partially mitigated: (iii) by lower IGP-M variation of 0.2% in the period/05, against 10.3% in the period/04, one of the indexes which also remunerates the Technical Provisions.

The variation in the quarter mostly derives from: (i) IGP-M negative variation of 1.5% in 3Q05, against an IGP-M positive variation of 0.2% in 2Q05, one of the indexes which also remunerates the Technical Provisions; partially offset: (ii) by higher average interest rates, observing the CDI variation of 4.7% in 3Q05, against 4.6% in 2Q05; and (iii) increase in the average balance of Technical Provisions, particularly PGBL and VGBL products.

Borrowings and Onlendings Expenses

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
1,203	616	(48.8)	(5)	263	–

The decreased expense is mostly due to: (i) effect of exchange loss variation of 16.3% in the period/05, against 1.1% in the period/04, impacting on foreign currency indexed and/or denominated loans and onlendings operations, which account for 44.5% of the Loan and Onlendings Portfolio.

The increase in expense is basically due to: (i) lower exchange loss variation of 5.5% in 3Q05, against 11.8% in 2Q05, impacting on foreign currency indexed and/or denominated loans and onlendings operations, which account for 44.5% of the Loan and Onlendings Portfolio.

Net Interest Income

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
9,715	12,852	32.3	4,355	4,498	3.3

The variation in the period includes the income earned in the sale of our stake in Belgo-Mineira’s capital stock in 1H05 of R$ 327, as well as a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy in the period, R$ 580. Excluding these amounts, the adjusted net interest income would be R$ 9,715 in the period/04 and R$ 11,945 in the period/05, i.e., R$ 1,767 composed of (i) increase in interest income operations of R$ 2,130, mainly due to a growth in the business volume and (ii) higher non-interest income of R$ 463, basically due to higher TVM and treasury gains.

The net interest income includes R$ 409 and R$ 161 in 2Q05 and 3Q05, respectively, referring to a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy. Excluding these amounts, the adjusted net interest income would be of R$ 3,946 in 2Q05 and R$ 4,337 in 3Q/05, i.e., a R$ 391 variation composed of: (i) increase in interest income operations of R$ 292, mainly due to the growth in the business volume; and (ii) by an increase in non-interest income of R$ 99.

Allowance for Doubtful Accounts Expenses

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
1,553	1,737	11.8	562	540	(3.9)

The increased expense of R$ 184 is compatible with the performance of our loan portfolio, which evolved approximately 25.5% over the past 12 months, pointing out individual client portfolio with 63.7%. This shows a solid commitment of Bradesco in the concession, recovery and follow-up of loan portfolio, evidenced by means of quality of our AA-C ratings portfolio, comprising 91.6% and 93.1% in September/04 and September/05, respectively.

A significant growth of loan operations in 3Q05, pointing out individuals caused the correspondent increment of PDD expenses, the amount of which was lower than the previous quarter, in view of reversal of provision recorded on a preventive basis in 1Q05 in the amount of R$ 166, referring to operations granted to a large utilities concessionaire, as it concluded the process of adjusting its liabilities, its actual ability to pay.

Fee Income

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
4,149	5,339	28.7	1,760	1,918	9.0

The increase in mainly due to a hike in the average volume of operations, combined with an increase in the customer base, fee realignment and improvement in the partnership index (cross-selling), as a result of the segmentation process, pointing out: (i) loan operations R$ 355; (ii) checking account R$ 288; (iii) income on cards R$ 202; (iv) assets under management R$ 124; (v) collection R$ 68; and (vi) consortium management R$ 45.

The variation in the quarter is mostly due to expansion of businesses, substantially reflecting on: (i) checking accounts R$ 43; (ii) income on cards R$ 31; (iii) assets under management R$ 24; and (iv) loan operations R$ 12.

Retained Premiums from Insurance, Private Pension Plans and Savings Bonds

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
9,447	9,343	(1.1)	3,001	3,546	18.2

The variation is detailed in the charts below:			The variation is detailed in the charts below:

a) Retained Premiums from Insurance

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
4,663	5,493	17.8	1,824	1,883	3.2

The variation in the period is basically resulted from: (i) increase in health insurance sales, substantially the corporate plan R$ 382; (ii) the Auto/RCF sales R$ 322, due to the launching of profile recording and review of fee system; and (iii) the Life insurance sales R$ 99, mainly related to the launching of products for the lower income classes, pointing out the Vida Segura Bradesco (Bradesco Safe Life), with minimum price of R$ 9.62/month.
			Retained premiums from insurance remained practically stable in 3Q05 when compared to 2Q05, with a slight increase in the corporate health segment R$ 56.

b) Private Pension Plans Contributions

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
3,744	2,816	(24.8)	820	1,270	54.9

The variation in the period is substantially due to an increase in the amount of VGBL redemptions R$ 916 and (ii) a drop in the selling of PGBL product R$ 136; mitigated: (iii) by increased sale of VGBL product R$ 55 and traditional products R$ 69. The effects were influenced by changes in tax laws, which also led to the transfer of VGBL redemptions that would occur in 4Q04 to be carried out in 1Q05.
			The variation in the quarter was mainly influenced: (i) by a growth in the selling of VGBL products R$ 400 and PGBL R$ 70; and lower volume of VGBL redemptions in 3Q05 R$ 37.

Note: according to SUSEP, the recording of VGBL redemptions reduces the retained contributions.			Note: according to SUSEP, the recording of VGBL redemptions reduces the retained contributions.

c) Income on Savings Bonds

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
1,040	1,034	(0.6)	357	393	10.1

The income of savings bonds in the period/05 remained practically steady when compared to the period/04.
The variation in the quarter is mostly due to: (i) an increment in sales R$ 56, basically related to the campaign of product “Pé Quente Bradesco GP Ayrton Senna”, in partnership with Ayrton Senna Institute; and (ii) increase in the trading of lump-sum payment bonds.

Variation in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(2,647)	(1,437)	(45.7)	(280)	(739)	163.9

The variation is detailed in the charts below:			The variation is detailed in the charts below:

a) Variation in Technical Provisions for Insurance

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(162)	(580)	258.0	(124)	(64)	(48.4)

Variations in Technical Provisions for insurance are directly related to the sale of insurance in their respective effectiveness periods, the amounts of which in the period/05 were: (i) in the health portfolio R$ 117; (ii) in the auto/RCF portfolio R$ 108; and (ii) extraordinary provision in the amount of R$ 324 was recorded in the Individual Health portfolio, to bring to the same level the premiums for insurance holders over 60 years of age whose health insurance plans are prior to the Law 9,656/98 and for benefits related to fully settled plans whose holders are still entitled to their benefits (“planos remidos”).

Variations in Technical Provisions for insurance are directly related to the sale of insurance in their respective effectiveness periods, the amounts of which in 3Q05 were: (i) health portfolio R$ 48; and (ii) auto/RCF portfolio R$ 20.

b) Variation in Technical Provisions for Private Pension Plans

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(2,439)	(848)	(65.2)	(178)	(659)	270.2

The variation in technical provisions is directly related to new sales, combined with benefits and redemptions. The variation is due to a marked increase in VGBL/PGBL products redemptions and also lower sale of such products in the period/05, due to changes in the tax laws, and variations of the item of R$ 900 for VGBL, R$394 for PGBL and R$ 297 for traditional plans.

Variations in technical provisions are directly related to new sales, combined with benefits and redemptions. In 3Q05, a great volume of sales with lower redemptions occurred in 3Q05, basically influencing the variations of item in VBGL R$ 425 and PGBL R$ 95 products.

c) Variation in Technical Provisions for Savings Bonds

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(46)	(9)	(80.4)	22	(16)	–

The amounts in both periods basically refer to technical provisions for contingencies, the needs of which were reduced in the period/05.			The amounts in both periods basically refer to technical provisions for contingencies. In 2Q05, a reversal of such technical provision occurred.

Retained Claims

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(3,842)	(4,292)	11.7	(1,457)	(1,463)	0.4

The variation is mainly due to an increase in claims in the Health insurance line R$ 334 (net of IBNR extraordinary provision, R$ 276, occurred in the period/04, life insurance R$ 54 and auto/RCF R$ 40, although the loss ratio has improved from 84.6% in the period/04 to 81.4% in the period/05.
			The retained claims, in nominal terms, remained practically steady, however the loss ratio has improved from 84.5% in 2Q/05 to 79.9% in 3Q/05.

Savings Bonds Draws and Redemptions

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(931)	(897)	(3.7)	(314)	(337)	7.3

The redemptions are directly related to new sales. Revenues from savings bonds in the period/05 remained practically steady when compared to the period/04.
The redemptions are directly related to new sales. Sales increased in 3Q05 in view of campaign of the product “Pé Quente Bradesco GP Ayrton Senna”, in partnership with Ayrton Senna Institute and also due to higher sale of bonds lump-sum payment.

Insurance, Private Pension Plans and Savings Bonds Selling Expenses

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(633)	(697)	10.1	(224)	(244)	8.9

The variation is detailed in the charts below:			The variation is detailed in the charts below:

a) Insurance Products Selling Expenses

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(519)	(570)	9.8	(187)	(200)	7.0

The variation results, basically, from the growth in Auto/RCF insurance sales R$46, however the ratio of selling expenses to premiums earned has improved in the period/05 when compared to the period/04.
			The variation in the quarter mainly derives from growth in life segment R$6 and auto/RCF segment R$4.

b) Private Pension Plans Selling Expenses

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(114)	(115)	0.9	(34)	(39)	14.7

The selling expenses remained practically steady in the period/05, when compared to the period/04.			The variation in the selling expenses in the quarter was mainly influenced by higher sales in 3Q05 of VGBL product R$ 3 and traditional plans R$ 4.

c) Savings Bonds Selling Expenses

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
–	(12)	–	(3)	(5)	66.7

The variation derives from the onlending related to the use of brands of SOS Mata Atlântica Foundation and Ayrton Senna Institute, started in the period/05.			The variation derives from a higher onlending related to the use of brands of SOS Mata Atlântica Foundation and Ayrton Senna Institute in 3Q05.

Private Pension Plans Benefits and Redemptions Expenses

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,619)	(1,989)	22.9	(628)	(616)	(1.9)

The variation of this item was due to an increase in the payment of private pension plans redemptions and also due to the characteristics of PGBL plans, allowing the participant to redeem at any time, observing the grace period, besides the change in withholding income tax for redemptions, which also led to the transfer of redemptions that would occur in 4Q04 to be carried out in 1Q05. In the period/05, a greater variation occurred in PGBL R$ 463.
			Benefits and redemptions expenses remained practically steady in the analyzed quarters.

Personnel Expenses

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(3,685)	(3,950)	7.2	(1,246)	(1,483)	19.0

The variation for the period was mainly due to: (i) payroll increase, as a result of the collective bargaining agreement of 8.5% in 2004, benefits and others R$ 306; (ii) effect of collective bargaining agreement of 6.0% in 2005 of R$ 38, of which R$ 24 refers to labor liabilities restatement and R$ 14 due to increase in payroll; (iii) higher bonus – lump-sum payment in September/05 of R$ 103, against R$ 14 in September/04; (iv) higher employee profit sharing expenses R$ 95; mitigated by: (v) lower labor claims provisions expenses R$ 79; and (vi) decrease in personnel expenses as a result of the synergy in administrative activities estimated in R$ 184.

The variation of this item is basically due to: (i) effect of collective bargaining agreement of the category of 6.0% of R$ 38, of which R$ 24 refers to labor liabilities restatement and R$ 14 due to increase in payroll; (ii) bonus – lump-sum payment of R$ 103; and (iii) higher labor provision and employment contract termination expenses of R$ 99.

Other Administrative Expenses

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(3,649)	(3,703)	1.5	(1,240)	(1,271)	2.5

A slight fluctuation of this item in the period is due to the success in the efforts to control such expenses. The nominal change in this item shows a R$ 54 increase, lower than the average inflation in the period.

The increase in the quarter basically results from higher expenses related to: (i) third-party services R$ 16, mainly due to increase in business volume, as well as investments in the improvement and optimization of IT platform; and (ii) data processing R$ 6; and (iii) materials R$ 7.

Tax Expenses

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,053)	(1,377)	30.8	(497)	(475)	(4.4)

This variation basically derives from: (i) PIS/COFINS increased expenses R$ 258, as a result of higher taxable income that includes income from derivatives used for hedge effect of investment abroad; (ii) ISS increased expenses R$ 35, as a result of a change in legislation; and (iii) CPMF increased expenses R$ 36, substantially due to the application of funds obtained via issuance of debentures by Bradesco Leasing in 2Q05.

The variation in the quarter mainly results from: (i) decreased expenses for CPMF $27, mainly due to the application of funds obtained via issuance of debentures by Bradesco Leasing in 2Q05; partially offset: (ii) by ISS increased expenses R$ 5.

Equity in the Earnings of Affiliated Companies

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
118	69	(41.5)	10	64	540.0

The variation is mostly due to lower results obtained in the affiliated companies in the period/05, when compared to the period/04, pointing out the following investments: IRB-Brasil Resseguros R$ 25; and American BankNote R$ 9.

The variation basically, derives from better results obtained in the affiliated companies in 3Q05, when compared to 2Q05, pointing out the following investments: IRB-Brasil Resseguros R$ 49; and American BankNote R$ 5.

Other Operating Income

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
888	797	(10.2)	259	238	(8.1)

The variation is basically due to: (i) lower recovery of charges and expenses R$ 23; (ii) lower income on sale of goods R$ 25 and (iii) lower reversal of operating provisions R$ 17.
The variation mainly derives from: (i) lower reversal of other operating provisions R$ 69; offset by: (ii) higher financial income R$ 38; and (iii) higher income on the sale of goods and recovery of charges and expenses R$ 7.

Other Operating Expenses

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(2,122)	(2,341)	10.3	(791)	(846)	7.0

The variation in the period mainly derives from: (i) increased financial expenses R$ 122; and (ii) increase in discounts granted in loan operations R$ 123; (iii) social charges provision over bonus-lump-sum payment R$ 36; offset by: and (iv) operating provisions R$ 97.

The variation in the quarter is basically due to: (i) increases in discounts granted in loan operations R$ 44; offset by: (ii) lower costs of services rendered R$ 14; (iii) social charges provision over bonus-lump-sum payment R$ 36; and (iv) other financial expenses R$ 6.

Operating Income

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
2,583	5,980	131.5	2,146	2,250	4.8

The variation derives from: (i) higher net interest income R$ 3,137; (ii) increased fee income R$ 1,190; (iii) increase in contribution margin of insurance, private pension plan and savings bonds operations R$ 256; partially offset by: (iv) higher allowance for doubtful accounts expenses R$ 184; (v) higher tax expenses R$ 324; (vi) increased personnel and administrative expenses R$ 319; (vii) reduced equity in the earnings of affiliated companies R$ 49; and (viii) increased operating expenses (net of income) R$ 310. For a more detailed analysis of the variation of each item, we recommend you to read each specific item.

The variation derives from: (i) higher net interest income R$ 143; (ii) lower allowance for doubtful accounts expenses R$ 22; (iii) higher fee income R$ 158; (iv) increased contribution margin of insurance, private pension plans and savings bonds operations R$ 49; (v) higher equity in the earnings of affiliated companies R$ 54; and (vi) lower tax expenses R$ 22; partially offset by: (vii) increased personnel and administrative expenses R$ 268; and (viii) increased operating expenses (net of income) R$ 76. For a more detailed analysis of the variation of each item, we recommend you to read each specific item.

Non-Operating Income

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(343)	(37)	(89.2)	(21)	(10)	(52.4)

The variation is mainly due the extraordinary goodwill amortization occurred in the period/04 R$ 237 and lower losses in the sale of assets and investments R$ 31.			The variation in the quarter is basically due to lower losses in the sale of assets and investments.

Income Tax and Social Contribution

September YTD			2005

2004	2005	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(233)	(1,888)	710.3	(708)	(807)	14.0

The income tax and social contribution expenses include in the period/05 R$ 507 referring to the taxation of partial income on hedge of investments abroad, as well as tax charge over earnings before taxes, adjusted by additions and exclusions, as per Note 35.

The income tax and social contribution expenses include R$ 357 and R$ 141 in 2Q and 3Q05, respectively, referring to the partial income on derivatives used for hedge effect of investments abroad, as well as tax charge over earnings before taxes, adjusted by additions and exclusions, as per Note 35.

Comparative Balance Sheet

	R$ million

Assets	September			2005

	2004	2005	Variation %	June	September	Variation %

Current and Long-Term Assets	174,737	197,383	13.0	189,981	197,383	3.9
Funds Available	2,386	2,600	9.0	3,082	2,600	(15.6)
Interbank Investments	25,126	24,150	(3.9)	23,374	24,150	3.3
Marketable Securities and Derivative
Financial Instruments	58,155	64,248	10.5	64,441	64,248	(0.3)
Interbank and Interdepartmental
Accounts	15,336	16,458	7.3	16,259	16,458	1.2
Restricted Deposits:
Brazilian Central Bank	14,244	15,430	8.3	15,298	15,430	0.9
Other	1,092	1,028	(5.9)	961	1,028	7.0
Loan And Leasing Operations	49,859	65,492	31.4	59,928	65,492	9.3
Loan and Leasing Operations	53,832	69,984	30.0	64,237	69,984	8.9
Allowance for Doubtful Accounts	(3,973)	(4,492)	13.1	(4,309)	(4,492)	4.2
Other Receivables and Assets	23,875	24,435	2.3	22,897	24,435	6.7
Foreign Exchange Portfolio	8,960	8,140	(9.2)	7,672	8,140	6.1
Other Receivables and Assets	15,123	16,450	8.8	15,367	16,450	7.0
Allowance for other doubtful accounts	(208)	(155)	(25.5)	(142)	(155)	9.2
Permanent Assets	4,966	4,530	(8.8)	4,561	4,530	(0.7)
Investments	971	1,038	6.9	1,020	1,038	1.8
Property, Plant and Equipment in Use
and Leased Assets	2,288	2,054	(10.2)	2,088	2,054	(1.6)
Deferred Charges	1,707	1,438	(15.8)	1,453	1,438	(1.0)
Deferred Charges	477	534	11.9	489	534	9.2
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	1,230	904	(26.5)	964	904	(6.2)
Total	179,703	201,913	12.4	194,542	201,913	3.8
Liabilities

Current and Long-Term Liabilities	164,907	183,542	11.3	176,982	183,542	3.7
Deposits	64,787	71,095	9.7	71,654	71,095	(0.8)
Demand Deposits	14,782	14,774	(0.1)	14,892	14,774	(0.8)
Savings Deposits	23,186	24,791	6.9	24,517	24,791	1.1
Interbank Deposits	14	89	535.7	46	89	93.5
Time Deposits	26,805	31,262	16.6	32,043	31,262	(2.4)
Other Deposits	–	179	–	156	179	14.7
Funds Obtained in the Open Market	21,551	24,538	13.9	20,957	24,538	17.1
Funds from Issuance of Securities	6,116	6,161	0.7	6,677	6,161	(7.7)
Securities Issued Abroad	5,227	2,573	(50.8)	3,231	2,573	(20.4)
Other Funds	889	3,588	303.6	3,446	3,588	4.1
Interbank and Interdepartmental
Accounts	1,739	1,883	8.3	1,466	1,883	28.4
Borrowings and Onlendings	16,715	15,241	(8.8)	14,999	15,241	1.6
Borrowings	8,695	6,470	(25.6)	6,477	6,470	(0.1)
Onlendings	8,020	8,771	9.4	8,522	8,771	2.9
Derivative Financial Instruments	308	1,043	238.6	1,619	1,043	(35.6)
Technical Provisions for Insurance,
Private Pension Plans and Savings
Bonds	31,585	38,235	21.1	36,533	38,235	4.7
Other Liabilities	22,106	25,346	14.7	23,077	25,346	9.8
Foreign Exchange Portfolio	3,974	4,042	1.7	3,181	4,042	27.1
Taxes and Social Security Contributions,
Social and Statutory Payables	5,208	6,647	27.6	5,870	6,647	13.2
Subordinated Debt	6,089	6,499	6.7	6,496	6,499	–
Sundry	6,835	8,158	19.4	7,530	8,158	8.3
Deferred Income	44	55	25.0	58	55	(5.2)
Minority Interest in Subsidiaries	74	54	(27.0)	54	54	–
Stockholders’ Equity	14,678	18,262	24.4	17,448	18,262	4.7
Total	179,703	201,913	12.4	194,542	201,913	3.8

Equity Analysis – R$ million

Available Funds

September			2005

2004	2005	Variation %	June	September	Variation %
2,386	2,600	9.0	3,082	2,600	(15.6)

The increase in the period derived from: (i) increase in the volume of available funds in domestic currency R$ 461, offset by: (ii) decreased volume of foreign currency R$ 247.			The variation in the quarter is due to: (i) reduction in the volume of available funds in domestic currency R$ 237; and (ii) reduction in the volume of available funds in foreign currency R$ 245.

Interbank Investments

September			2005

2004	2005	Variation %	June	September	Variation %
25,126	24,150	(3.9)	23,374	24,150	3.3

The variation in the period derives: (i) from reduction in open market investments, own portfolio position R$ 1,503, which was partially offset by: (ii) increased investment in interbank deposits R$ 437; and (iii) increase in open market investments, third-party portfolio position of R$ 90.

The increase in the quarter is due to: (i) increased investments in the open market, third-party portfolio position R$ 1,496; (ii) increased investments in the interbank deposits R$ 2,282. and offset by: (iii) reduction in open market investments, own portfolio position R$ 3,002.

Marketable Securities (TVM) and Derivative Financial Instruments

September			2005

2004	2005	Variation %	June	September	Variation %
58,155	64,248	10.5	64,441	64,248	(0.3)

The increase in the period is mainly due to: (i) additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and savings bonds, as well as the issuance of perpetual subordinated debt of R$ 710, partially mitigated by: (ii) exchange loss variation of 22.3% for the period, impacting on foreign currency indexed and/or denominated securities, which comprise 10.6% of the portfolio; and (iii) the redemption/maturity of securities. The analysis (excluded from purchase and sale commitments)of portfolio profile, based on Management’s intent, does not reveal significant changes in its distribution, from 70.5% to 75.7% of Trading Securities; from 20.5% to 16.7% of Securities Available for Sale; and from 9.1% to 7.6% of Securities Held to Maturity. In September/05, 55.3% of the total portfolio (excluded from purchase and sale commitments) was represented by Government Bonds, 24.3 % by Private Securities and 20.4% by PGBL and VGBL fund quotas.

The variation in the quarter partially reflects: the exchange loss variation of 5.5% in the quarter, which impacted on the foreign currency indexed and/or denominated securities, which compose 10.6% of the portfolio. The analysis (excluded from purchase and sale commitments) of portfolio profile, based on the Management’s intent, reveals the following distributions in the quarters: Trading Securities from 72.6% to 75.7%; Securities Available for Sale, from 19.8% to 16.7%; and Securities Held to Maturity were maintained at 7.6%.

Interbank and Interdepartmental Accounts

September			2005

2004	2005	Variation %	June	September	Variation %
15,336	16,458	7.3	16,259	16,458	1.2

The variation for the period basically reflects (i) the increase in compulsory deposits volume of R$ 1,187, due to an expansion in average balance of demand deposits, basis for payment in respective periods, from R$ 13,451 in 2004 to R$ 14,749 in 2005; and (ii) the increase in balance of savings deposits at 6.9% in the period.
			The variation in the quarter mainly results from: (i) increase in the volume of compulsory deposits due to higher balance of savings deposits at 1.1% in the quarter.

Loan and Leasing Operations

September			2005

2004	2005	Variation %	June	September	Variation %
59,976	75,244	25.5	69,787	75,244	7.8

Growth for the period was mainly due to: (i) the individual client portfolio, a 63.7% growth, in particular in the Auto products, up by 64.6%, Personal Loan, up by 115.2% and CDC Store, up by 313.4%, reflecting the operating agreements recently executed with retailers, combined with an economy scenario of falling unemployment rates and upturn of real income. In the corporate portfolio, the growth rate was of 8.2%, as a result of the 23.6% increase in the small and medium- sized companies (SME) portfolio, coupled with a 3.1% decrease in the portfolio of large companies (Large Corporate), in view of the exchange loss variation of the period, as well as new funding opportunities in the capital markets. In the corporate portfolio we point out the products Working Capital, up by 28.5%, Auto, up by 62.1% and Overdraft- Secured Account, up by 18.7%, following the maintenance of the economic activity level; partially offset by: (ii) exchange loss variation of 22.3% for the period, affecting foreign currency indexed and/or denominated contracts, comprising 8.3% of the total portfolio. In September/05, the portfolio was distributed at 59.3% for corporate and 40.7% for individuals. In terms of concentration, the 100 largest borrowers accounted for 30.1% of the portfolio in September/04 and for 22.9% in September/05. Out of the Total Loan Portfolio under Normal Course in September/05, in the amount of R$ 70,243, 38.3% is falling due within up to 90 days.
Note: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for doubtful accounts, as described in Note 12.

The growth of the quarter is mainly due to: (i) individuals portfolio, with a 14.0% growth, especially in the Auto products, with a 8.0% increase, Personal Loan, with a 19.3% increase and CDC Store with a 68.4% increase, reflecting the operating agreements recently executed with retailers, combined with an economy scenario of falling unemployment rates and upturn of income. The 4.0% growth recorded in the corporate portfolio results from a 6.9% hike in the portfolio of small and medium- sized companies (SME) and a 1.4% increase in the portfolio of large companies (Large Corporate). In the corporate portfolio, we point out Compror with a 44.8% increase, Auto, with a 19.2% growth and Overdraft Secured Account, with a 4.5% increase, resulting from the maintenance of economic activity level; partially offset by: (ii) exchange loss variation of 5.5% in the quarter, affecting foreign currency indexed and/or denominated contracts, which account for 8.3% of total portfolio. In terms of concentration, the 100 largest borrowers accounted for 24.3% of the portfolio in June/05 and 22.9% in September/05.
Note: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for doubtful accounts, as described in Note 12.

Allowance for Doubtful Accounts (PDD)

September			2005

2004	2005	Variation %	June	September	Variation %
(4,181)	(4,647)	11.1	(4,450)	(4,647)	4.4

The variation in the PDD balance for the period was mostly due to: (i) a 25.5% increase in the volume of loan operations, pointing out individual clients operations, with a 63.7% increase, which due to its specific feature, requires a higher volume of provisioning; mitigated: (ii) by result of continuous improvement of loan portfolio quality. On a comparative basis, PDD ratio in relation to the loan portfolio decreased from 7.0% in September/04 to 6.2% in September/05, and provision coverage ratio in relation to the loan operation under abnormal course, respectively, rated between E and H, decreased from 192.2% in September/04 to 191.5% in September/05, and between D and H, reduced from 165.1% in September/04 to 159.6% in September/05. Such ratios reflect the conservativeness adopted in the recording of provisions, in view of the loan portfolio quality, as a result of our safe, selective and consistent loan concession strategy, coupled with the current level of Brazilian economic activity. During the period, R$ 2,226 was recorded as PDD and R$ 1,760 was written-off. Additional PDD over minimum requirements increased from R$ 913 in September/04 to R$ 952 in September/05.

The variation in the PDD balance in the quarter basically reflects: (i) a 7.8% growth of the loan portfolio in the quarter, particularly, the individual client portfolio with a 14.0% growth, which, due to its specific features, demands a higher provisioning volume; offset by: (ii) a reversal of PDD recorded on a preventive basis in 1Q05 of R$ 166 referring to loan operations granted to an utilities concessionaire, as it adjusted its liabilities to its real ability to pay. Comparatively, the PDD ratio in relation to the loan portfolio decreased from 6.4% in June/05 to 6.2% in September/05, and the provision coverage ratios in relation to the loan portfolio under abnormal course, respectively, rated from E to H, decreased from 197.2% in June/05 to 191.5% in September/05, and those rated from D to H increased from 158.1% in June/05 to 159.6% in September/05. Such ratios reflect the conservativeness adopted in the recording of provisions, in view of the quality of loan portfolio, arising from safe, selective and consistent strategy of loan concession, compled with the current level of the economic activity in the country. In the quarter, PDD was recorded in the amount of R$ 540 and R$ 343 was written-off. Additional PDD over minimum requirements increased from R$ 946 in June/05 to R$ 952 in September/05.

Other Receivables and Assets

September			2005

2004	2005	Variation %	June	September	Variation %
23,557	24,060	2.1	22,578	24,060	6.6

The variation in the period is basically due to: (i) a R$ 730 increase in credit cards operations not included in the loan operations; (ii) increase in the item “Trading and Intermediation of Amounts” R$ 590; and partially offset (iii) by a decrease in the foreign exchange portfolio R$ 820.
Note: balances are deducted (net of corresponding PDD) of R$ 318 in September/04 and of R$ 375 in September/05, allocated to the Loan Operations and Leasing Operations and Allowance for Doubtful Accounts items.

The variation in the quarter is basically due to: (i) a R$ 468 increase in the exchange portfolio volume; (ii) and a R$ 420 increase in credit cards operations not included in the loan operations; and (iii) a R$ 373 increase in the balance of item Negotiation and Intermediation of Amounts, mostly related to the settlement of intermediation operations of publicly-held companies’ stocks.
Note: balances are deducted (net of corresponding PDD) of R$ 319 in June/05 and of R$ 375 in September/05, allocated to the Loan and Leasing Operations and Allowance for Doubtful Accounts items.

Permanent Assets

September			2005

2004	2005	Variation %	June	September	Variation %
4,966	4,530	(8.8)	4,561	4,530	(0.7)

The variation in the quarter is mostly due to: (i) goodwill amortization in subsidiaries R$ 482, of which R$ 132 were extraordinarily amortized in the period; (ii) depreciation and amortization in the period; (iii) sale of stake in the company CP Cimento R$ 62; partially offset by: (iv) the goodwill on the acquisition of Morada Serviços R$ 78; and (v) equity in the earnings of subsidiaries verified in the period.			The variation in the quarter was substantially due to: (i) goodwill amortization in subsidiaries, R$ 86; (ii) depreciation and amortization in the quarter; and offset: (iii) by equity in the earnings of subsidiaries verified in the quarter.

Deposits

September			2005

2004	2005	Variation %	June	September	Variation %
64,787	71,095	9.7	71,654	71,095	(0.8)

The variation is detailed in the charts below:			The variation is detailed in the charts below:

a) Demand Deposits

September			2005

2004	2005	Variation %	June	September	Variation %
14,782	14,774	(0.1)	14,892	14,774	(0.8)

Demand deposits remained practically steady in the period.			Demand deposits remained practically stable.

b) Savings Deposits

September			2005

2004	2005	Variation %	June	September	Variation %
23,186	24,791	6.9	24,517	24,791	1.1

The increase in the period is basically due to: (i) the remuneration of deposits (TR + 0.5% p.m.) reaching 9.0%, in the period; and (ii) increase in the customer base; and mitigated (iii) by withdrawals occurred in the period.
			The increase in the quarter is basically due to: (i) the remuneration of deposits (TR + 0.5% p.m.) reaching 2.4% in the quarter; and mitigated: (ii) by withdrawals occurred in 3Q05.

c) Time Deposits

September			2005

2004	2005	Variation %	June	September	Variation %
26,805	31,262	16.6	32,043	31,262	(2.4)

The increase in the period is basically due to: (i) the remuneration of the period, mitigated by migration of funds, mainly from institutional investors to other funding forms, mainly by means of issuance of debentures.
			The decrease in the quarter is basically due to the migration of funds, mainly from institutional investors to other funding forms, mainly by means of issuance of debentures.

d) Interbank Deposits and Other Deposits

September			2005

2004	2005	Variation %	June	September	Variation %
14	268	1,814.3	202	268	32.7

The variation is mostly due to the investment account, which became effective on October 1, 2004.			The variation results from: (i) a hike in the volume of interbank deposits account R$ 43 and: (ii) a volume increase in the investment account R$ 23.

Funds Obtained in the Open Market

September			2005

2004	2005	Variation %	June	September	Variation %
21,551	24,538	13.9	20,957	24,538	17.1

The variation of balance in the period mainly derives from an increase in funding volume, using the funds backed by debentures issued of R$ 2,892.
Note: These include assets under management invested in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$ 8,518 in September/04 and R$ 8,238 in September/05.	The variation of balance in the quarter derives: (i) from an increase in funding volume, using the funds backed by debentures issued of R$ 2,078; and (ii) increase in the third-party portfolio R$ 1,496.
			Note: These include assets under management invested in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$ 7,382 in June/05 and R$ 8,238 in September/05.

Funds from Issuance of Securities

September			2005

2004	2005	Variation %	June	September	Variation %
6,116	6,161	0.7	6,677	6,161	(7.7)

The variation basically derives from: (i) increased volume of marketable securities issued in Brazil at R$ 2,698, mainly in view of the issuance of debentures; offset: (ii) by a decreased volume of marketable securities issued abroad at R$ 2,653, mainly in view of redemptions of Eurobonds and Commercial Papers, overdue and not renewed, as well as from the partial settlement of our securitization operation of future flow of payment orders received abroad; and (iii) by exchange loss variation of 22.3% in the period, which impacted on the funds from issuance of securities abroad, the balances of which were R$ 5,227 in September/04 and R$ 2,574 in September/05 as per Note 18c.			The variation in the quarter basically derives from: (i) decreased volume of marketable securities issued abroad, mainly in view of the partial settlement of our securitization operation of future flow of payment orders received abroad in the amount of US$200; and (ii) exchange loss variation of 5.5% in the quarter, which impacted on funds from issuance of securities abroad, the balances of which were R$ 3,231 in June/05 and R$ 2,574 in September/05, as per Note 18c.

Interbank and Interdepartmental Accounts

September			2005

2004	2005	Variation %	June	September	Variation %
1,739	1,883	8.3	1,466	1,883	28.4

The variation is basically due to higher volume of foreign currency payment orders, summing up R$ 216.			The variation in the quarter is basically due to higher volume of foreign currency payment orders, summing up R$ 373.

Borrowings and Onlendings

September			2005

2004	2005	Variation %	June	September	Variation %
16,715	15,241	(8.8)	14,999	15,241	1.6

The decrease mainly arises from: (i) exchange loss variation of 22.3% in the period, which impacted on the foreign currency indexed and/or denominated loans and onlendings, the balances of which were R$ 9,241 in September/04 and R$ 6,776 in September/05 (26.7% reduction), partially offset: (ii) by an increase in the volume of loans and onlendings in the country R$ 799, mainly by means of FINAME onlendings.			The variation in the quarter mainly results from: (i)an increase in the volume of funds from loans and onlendings in the country of R$ 250, mainly by means of FINAME onlendings, which was partially offset by exchange loss variation of 5.5% in the quarter, impacting on the foreign currency indexed and/or denominated loans and onlendings, the balances of which were R$ 6,782 in June/05 and R$ 6,776 in September/05.

Technical Provisions for Insurance. Private Pension Plans and Savings Bonds

September			2005

2004	2005	Variation %	June	September	Variation %
31,585	38,235	21.1	36,533	38,235	4.7

The increase in the period is mainly due to: (i) growth in sales of supplementary private pension plans and insurance policies, and (ii) restatement and interest of technical provisions. Largest variations recorded were: in the private pension segment, VGBL plans at R$ 3,693 and PGBL plans at R$ 957, and in the insurance segment, provisions for Auto/RCF at R$ 320, as well as for Health segment R$ 679, which includes R$ 324 extraordinarily recorded in 1Q05, to set out the leveling of premiums for insured above 60 years of age of plans prior to the Law 9,656/98 and benefits related to fully settled plans whose holders are still entitled to their benefits (“planos remidos”).			The increase in the quarter is basically due to: (i) restatement and interest of technical provisions, and (ii) increment in the sales of supplementary private pension plans and insurance policies. The largest variations recorded were: (a) in the private pension segment, in VGBL plans at R$ 1,137 and PGBL plans at R$ 386, (b) in the insurance segment, in health segment provisions at R$ 84 and Auto/RCF at R$ 49, and (c) capitalization segment at R$ 83.

Other Liabilities. Derivative Financial Instruments and Deferred Income

September			2005

2004	2005	Variation %	June	September	Variation %
28,076	31,174	11.0	29,843	31,174	4.5

The variation in the period basically derives from: (i) increase in the balance of items Tax and Social Security and Derivative Financial Instruments of R$ 1,057 and R$ 735, respectively, (ii) the issuance of perpetual debt of R$ 710, (iii) Trading and Intermediation of Amounts at R$ 502, and partially mitigated: (iv) by exchange loss variation of 22.3% in the period impacting on the balance of foreign exchange portfolio and foreign currency subordinated debt.
Note: excludes advances on foreign exchange contracts of R$ 5,618 and R$ 4,729, allocated to the specific account in loan operations in September/04 and September/05, respectively.	The increase in the quarter is mainly due to: (i) increase in the balance of items Fiscal and Pension Plans Activities and Foreign Exchange Portfolio at R$ 531 and R$ 502, respectively, partially offset: (ii) by exchange loss variation of 5.5% in the quarter, impacting on the balance of foreign exchange portfolio and foreign currency subordinated debt.
			Note: excludes advances on foreign exchange contracts of R$ 5,089 and R$ 4,729, allocated to the specific account in loan operations in June/05 and September/05, respectively.

Minority Interest in Subsidiaries

September			2005

2004	2005	Variation %	June	September	Variation %
74	54	(27.0)	54	54	–

The reduction in the period is basically resulted from the full incorporation of Bradesco Seguros’ minority stockholders into Banco Bradesco.			This item remained practically stable in the quarter.

Stockholders` Equity

September			2005

2004	2005	Variation %	June	September	Variation %
14,678	18,262	24.4	17,448	18,262	4.7

This variation in the period is due to: (i) appropriation of net income for the period R$ 5,110, (ii) capital increase which became effective R$ 712, (iii) record of goodwill on stocks subscription R$ 24, partially offset: (iv) by a reduction in the reserve for marketable securities and derivatives mark-to-market adjustment R$ 222, (v) by the acquisition of own treasury stocks R$ 163, and (vi) interest on own capital paid and accrued R$ 1,877.			This variation in the quarter is due to: (i) appropriation of net income for the period R$ 1,430, (ii) increase in reserve for TVM and derivatives mark-to-market adjustment R$ 71, which partially was offset: (iii) by the acquisition of own treasury stocks R$ 75, and (iv) interest on own capital paid and accrued R$ 612.

2 - Main Statement of Income Information

Consolidated Statement of Income – R$ thousand

	September	Year

	2005	2004	2003	2002	2001	2000

Revenues from Financial Intermediation	23,760,872	26,203,227	28,033,866	31,913,379	21,411,673	15,519,008
Loan Operations	11,483,992	12,731,435	12,294,528	15,726,929	11,611,236	7,787,745
Leasing Operations	315,742	300,850	307,775	408,563	420,365	512,962
Security Transactions	3,315,154	4,921,179	7,832,965	9,527,663	7,367,600	6,122,486
Financial Result on Insurance Premiums, Private Pension Plans
and Savings Bonds	4,749,475	5,142,434	5,359,939	3,271,913	–	–
Derivative Financial Instruments	2,444,561	1,238,890	55,192	(2,073,247)	(270,572)	–
Foreign Exchange Transactions	320,810	691,302	797,702	4,456,594	2,045,092	872,234
Compulsory Deposits	1,131,138	1,177,137	1,385,765	594,964	237,952	223,581
Expenses from Financial Intermediation	10,908,668	12,972,347	14,752,199	20,441,257	11,302,709	7,680,225
Funding Operations	7,571,790	8,486,003	10,535,497	10,993,327	6,986,027	5,521,407
Price-level Restatement and Interest on Technical Provisions
for Insurance, Private Pension Plans and Savings Bonds	2,713,586	3,215,677	3,120,342	2,241,283	–	–
Borrowings and Onlendings	616,036	1,253,175	1,083,379	7,194,161	4,316,682	2,158,725
Leasing Operations	7,256	17,492	12,981	12,486	–	93
Net Interest Income	12,852,204	13,230,880	13,281,667	11,472,122	10,108,964	7,838,783
Allowance for Doubtful Accounts	1,736,646	2,041,649	2,449,689	2,818,526	2,010,017	1,451,912
Revenues from Financial Intermediation	11,115,558	11,189,231	10,831,978	8,653,596	8,098,947	6,386,871
Other Operating Income (Expenses)	(5,135,596)	(7,071,120)	(7,278,870)	(6,343,850)	(5,324,166)	(4,647,041)
Fee Income	5,339,316	5,824,368	4,556,861	3,711,736	3,472,560	3,042,699
Operating Income on Insurance, Private Pension and Savings Bonds	30,677	(60,645)	(148,829)	658,165	(587,842)	(505,369)
Insurance Retained Premiums, Private Pension Plans and Savings Bonds	9,343,304	13,283,677	11,726,088	10,134,873	8,959,259	6,919,942
– Net Premiums Written	11,740,973	15,389,170	13,111,896	10,687,384	9,413,039	7,258,148
– Reinsurance Premiums and Redeemed Premiums	(2,397,669)	(2,105,493)	(1,385,808)	(552,511)	(453,780)	(338,206)
Variation in Technical Provisions for Insurance, Private
Pension Plans and Savings Bonds	(1,437,169)	(3,964,106)	(3,670,163)	(2,784,647)	(3,492,217)	(3,001,118)
Retained Claims	(4,291,790)	(5,159,188)	(3,980,419)	(3,614,963)	(3,251,706)	(2,511,146)
Savings Bonds draws and redemptions	(897,370)	(1,223,287)	(1,099,554)	(720,932)	(744,402)	(355,243)
Insurance, Pension Plan, Savings Bonds Selling Expenses	(697,693)	(867,094)	(762,010)	(667,527)	(689,352)	(645,020)
Expenses with Pension Plans Benefits and Redemptions	(1,988,605)	(2,130,647)	(2,362,771)	(1,688,639)	(1,369,424)	(912,784)
Personnel Expenses	(3,950,205)	(4,969,007)	(4,779,491)	(4,075,613)	(3,548,805)	(3,220,607)
Other Administrative Expenses	(3,702,674)	(4,937,143)	(4,814,204)	(4,028,377)	(3,435,759)	(2,977,665)
Tax Expenses	(1,377,008)	(1,464,446)	(1,054,397)	(847,739)	(790,179)	(670,138)
Equity in the Earnings of Affiliated Companies	68,869	163,357	5,227	64,619	70,764	156,300
Other Operating Income	797,020	1,198,532	1,697,242	1,320,986	1,326,459	902,807
Other Operating Expenses	(2,341,591)	(2,826,136)	(2,741,279)	(3,147,627)	(1,831,364)	(1,375,068)
Operating Income	5,979,962	4,118,111	3,553,108	2,309,746	2,774,781	1,739,830
Non-Operating Income	(36,756)	(491,146)	(841,076)	186,342	(83,720)	(123,720)
Income Before Taxes on Profit and Ownership	5,943,206	3,626,965	2,712,032	2,496,088	2,691,061	1,616,110
Allowance for Income Tax and Social Contribution	(1,887,683)	(554,345)	(396,648)	(460,263)	(502,257)	(258,776)
Non-recurrent result/Extraordinary	–	–	–	–	–	400,813
Minority Interest in Subsidiaries	(4,002)	(12,469)	(9,045)	(13,237)	(18,674)	(17,982)
Net Income	4,051,521	3,060,151	2,306,339	2,022,588	2,170,130	1,740,165

Profitability on Stockholders' Equity (Annualized)	30.63%	20.11%	17.02%	18.65%	22.22%	21.50%
Net Interest Income/Total Assets (Annualized)	8.58%	7.15%	7.54%	8.03%	9.18%	8.26%

	2005			2004				2003

	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.

Revenues from Financial Intermediation	8,532,515	7,119,093	8,109,264	6,201,944	5,525,100	7,719,563	6,756,620	7,443,322
Loan Operations	4,296,030	3,478,848	3,709,114	3,102,037	2,870,585	3,659,023	3,099,790	3,169,261
Leasing Operations	133,604	95,551	86,587	85,556	73,467	56,715	85,112	78,660
Marketable Securities	1,357,055	302,896	1,655,203	758,491	361,241	2,120,909	1,680,538	2,230,775
Financial Income on Insurance, Private Pension
Plans and Savings Bonds	1,515,755	1,464,488	1,769,232	1,379,157	1,337,097	1,181,151	1,245,029	1,411,927
Derivative Financial Instruments	747,956	1,331,444	365,161	529,925	582,105	(68,697)	195,557	8,877
Foreign Exchange Transactions	89,974	58,759	172,077	28,645	(746)	502,246	161,157	254,543
Compulsory Deposits	392,141	387,107	351,890	318,133	301,351	268,216	289,437	289,279
Expenses from Financial Intermediation	4,034,524	2,763,910	4,110,234	2,686,069	2,220,925	4,639,047	3,426,306	3,800,058
Funding Operations	2,897,471	1,864,385	2,809,934	1,709,830	1,291,812	3,029,988	2,454,373	2,605,171
Price-level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans
and Savings Bonds	872,695	901,840	939,051	922,018	942,651	698,695	652,313	701,184
Borrowings and Onlendings	262,910	(4,863)	357,989	49,921	(18,123)	905,617	315,760	490,305
Leasing Operations	1,448	2,548	3,260	4,300	4,585	4,747	3,860	3,398
Net Interest Income	4,497,991	4,355,183	3,999,030	3,515,875	3,304,175	3,080,516	3,330,314	3,643,264
Allowance for Doubtful Accounts	539,900	562,149	634,597	488,732	478,369	513,554	560,994	451,516
Gross Result from Financial Intermediation	3,958,091	3,793,034	3,364,433	3,027,143	2,825,806	2,566,962	2,769,320	3,191,748
Other Operating Income (Expenses)	(1,708,397)	(1,646,577)	(1,780,622)	(1,491,990)	(1,663,296)	(1,945,378)	(1,970,456)	(2,305,000)
Fee Income	1,918,367	1,759,600	1,661,349	1,675,594	1,454,636	1,375,202	1,318,936	1,274,590
Operating Income of Savings Bonds, Private
Pension Plans and Insurance	146,207	99,316	(214,846)	165,276	36,050	(127,324)	(134,647)	(94,771)
Savings Bonds, Private Pension Plans, Insurance
Retained Premiums	3,546,484	3,001,125	2,795,695	3,836,157	3,464,550	2,989,637	2,993,333	3,434,634
– Net Premiums Written	4,314,294	3,810,957	3,615,722	4,471,433	3,999,901	3,487,258	3,430,578	3,807,546
– Reinsurance Premiums and Redeemed Premiums	(767,810)	(809,832)	(820,027)	(635,276)	(535,351)	(497,621)	(437,245)	(372,912)
Technical Provisions for Securities, Pension
Plans and Saving Bonds	(739,487)	(279,264)	(418,418)	(1,316,961)	(1,076,201)	(693,433)	(877,511)	(1,143,458)
Retained Claims	(1,462,742)	(1,456,990)	(1,372,058)	(1,317,196)	(1,328,082)	(1,281,728)	(1,232,182)	(920,068)
Savings Bonds Raffle and Redemptions	(337,735)	(313,144)	(246,491)	(291,770)	(312,043)	(346,151)	(273,323)	(301,838)
Insurance and Pension Plan Selling Expenses	(244,611)	(224,258)	(228,824)	(233,846)	(215,775)	(205,157)	(212,316)	(208,229)
Expenses with Pension Plans Benefits and Savings	(615,702)	(628,153)	(744,750)	(511,108)	(496,399)	(590,492)	(532,648)	(955,812)
Personnel Expenses	(1,483,256)	(1,246,226)	(1,220,723)	(1,284,423)	(1,273,981)	(1,233,345)	(1,177,258)	(1,272,063)
Other Administrative Expenses	(1,270,824)	(1,239,471)	(1,192,379)	(1,288,511)	(1,225,032)	(1,215,747)	(1,207,853)	(1,327,995)
Tax Expenses	(474,447)	(497,966)	(404,595)	(411,494)	(373,965)	(343,100)	(335,887)	(293,466)
Equity in the Earnings of Affiliated Companies	64,227	10,283	(5,641)	44,797	(3,708)	122,309	(41)	30,723
Other Operating Income	237,711	259,469	299,840	310,663	350,660	279,688	257,521	246,922
Other Operating Expenses	(846,382)	(791,582)	(703,627)	(703,892)	(627,956)	(803,061)	(691,227)	(868,940)
Operating Income	2,249,694	2,146,457	1,583,811	1,535,153	1,162,510	621,584	798,864	886,748
Non-Operating Income	(10,149)	(20,757)	(5,850)	(148,183)	(129,249)	(202,568)	(11,146)	(73,495)
Income Before Tax on Profit and Ownership	2,239,545	2,125,700	1,577,961	1,386,970	1,033,261	419,016	787,718	813,253
Income Tax and Social Contribution	(807,022)	(707,848)	(372,813)	(322,116)	(278,499)	224,907	(178,637)	(95,620)
Minority Interest in Subsidiaries	(2,294)	(1,985)	277	(7,101)	(2,413)	(2,587)	(368)	(2,496)
Net Income	1,430,229	1,415,867	1,205,425	1,057,753	752,349	641,336	608,713	715,137

Return on Stockholders' Equity (Annualized)	35.20%	36.63%	32.50%	30.85%	22.13%	20.16%	19.10%	22.85%
Net Interest Income/Total Assets (Annualized)	9.21%	9.26%	8.63%	7.82%	7.56%	7.18%	8.54%	8.54%

Profitability

Bradesco’s net income reached R$ 4,051 million in the nine-month period ended on September 30, 2005, which corresponds to a 102.3% growth when compared to same period of previous year. The stockholders’ equity of Bradesco amounted to R$ 18,262 million on September 30, 2005, equivalent to a 24.4% increase when compared to balance of September 2004. As a result, the annualized return on Stockholders’ Equity (ROE) reached 30.6% . Consolidated total assets reached R$ 201,913 million at the end of September 2005, up 12.4% when compared to the balances for same date of previous year. The annualized return on total assets (ROA) in the first nine months of 2005 was 2.7% . Earnings per share reached R$ 8.26.

In 3Q05, net income was R$ 1,430 million, which represents a R$ 65 million growth, or 1.0% increase in relation to 2Q05 figures. The annualized return on stockholders’ equity (ROE) reached 35.2% in the quarter and return on total assets (ROA) was 2.9% .

The 3Q05 was marked by a continued good performance of income composing the fee income item, which increased 9.0% when compared to 2Q05, revenues from checking accounts, income on cards, loan operations and assets under management standing out. It is also worth mentioning the revenues composing the net interest income, mainly due to better results in the “interest” component, which reached the amount of R$ 3,798 million, showing a R$ 292 million growth in relation to the previous quarter, basically, in view of an increment in the business volume, pointing out a 14.0% increase in the volume of loan operations for individuals, mainly concerned with consumer sales and personal loan financing, which shows a higher profitability than the corporate portfolio, while the “non-interest” component reached the amount of R$ 700 million, representing a R$ 149 million drop, basically due to: (i) lower income on derivatives used for hedge effects of investments abroad, which in terms of net income, simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of such hedge strategy of R$ 248 million in 3Q05; and offset by: (ii) higher TVM and Treasury gains of R$ 99 million in 3Q05.

The Operating Income from Insurance, Private Pension Plan and Savings Bonds contributed in 3Q05 with a R$ 49 million increase, as a result of solid growth of sales for private pension products “VGBL” and “PGBL” and savings bond product named “Pé Quente Bradesco GP Ayrton Senna”, in partnership with Ayrton Senna Institute.

The current environment of improvement in loan portfolio, associated with our ongoing selectiveness in the loan granting policy, resulted in an improved portfolio of risk ratings, with AA-to-C rated credits totaling 93.1% of the total portfolio, against 92.6% in 2Q05. This performance, connected with a 7.8% increase observed in loan portfolio volume in the period resulted in the recording of Allowance for Doubtful Accounts, in the amount of R$ 540 million in 3Q05, which results in a R$ 22 million reduction when compared to the recording of R$ 562 million in 2Q05, due to PDD reversal recorded on a preventive basis in 1Q05 of R$ 166 over loan operations granted to an utilities concessionaire as it adjusted its liabilities to its real ability to pay, offset by portfolio growth, mainly individuals at 14.0%, reaching a level of Allowance for Doubtful Accounts of R$ 4,647 million on September 30, 2005.

Operating Efficiency Ratio in the 12-month period comprised between October 1, 2004 until September 30, 2005 was of 45.7%, improving by 2.4 percentage points when compared to the 12-month period ended on June 30, 2005, principally as a result of the combination of strict expense control with the revenue growth in this period.

The Expanded Coverage Ratio [fee income/(personnel expenses + administrative expenses)] declined at 1.2 percentage point, mostly due to the effect of collective bargaining agreement of the category (6.0%) and bonus – lump-sum payment in September/05, in the amount of R$ 141 million, decreasing from 70.8% in 2Q05 to 69.6% in 3Q05.

If we exclude the non-recurrent effect of bonus –lump-sum payment and labor liabilities restatement, both in the amount of R$127 million, the index would be 73.0%, a 2.2 percentage point improvement.

Results by Business Segment

Income Breakdown – in percentage

N.B: the Balance Sheet and the Statement of Income by Business Segment can be found in the Note 5.

Variation in the Main Statement of Income Items

9 months accumulated in 2005 compared to 9 months accumulated in 2004 – R$ million

(*)	Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net interest income.

3rd Quarter of 2005 compared to the 2nd Quarter of 2005 – R$ million

(*)	Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net interest income.

Variation in Items Composing the Net Interest Income and Exchange Adjusted

9 months accumulated in 2005 compared to 9 months accumulated in 2004 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 13a):
(2)	Includes Interest and Charges on Deposits, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 13a).
(3)	Includes Income on Securities Transactions, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Savings Bonds + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 13a).
(4)	This refers to restatement and interest of Technical Provisions for Insurance, Private Pension Plan, and Savings Bonds.

3rd Quarter of 2005 compared to the 2nd Quarter of 2005 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 13a):
(2)	Includes Interest and Charges on Deposits, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 13a).
(3)	Includes Income on Securities Transactions, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Savings Bonds + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 13a).
(4)	This refers to restatement and interest of Technical Provisions for Insurance, Private Pension Plan, and Savings Bonds.

Analysis of the Adjusted Net Interest Income and Average Rates

Loan Operations x Income

R$ million	September YTD		2005

	2004	2005	2nd Qtr.	3rd Qtr.

Loan Operations	48,814	61,022	60,266	65,020
Leasing Operations	1,400	1,904	1,873	2,091
Advances on Foreign Exchange Contracts	6,031	4,978	5,194	4,909
1 – Total – Average Balance (Quarterly)	56,245	67,904	67,333	72,020
2 – Income (Loan Operations, Leasing and Exchange) (*)	9,891	11,924	3,626	4,471
3 – Average Return Annualized Exponentially (2/1)	24.1%	24.1%	23.3%	27.2%

(*) Includes Income from Loan Operations, Net Results from Leasing Operations and adjusted Results on Foreign Exchange Transactions (Note 13a).

Marketable Securities x Income on Marketable Securities Transactions

R$ million	September YTD		2005

	2004	2005	2nd Qtr.	3rd Qtr.

Marketable Securities	55,331	63,988	64,641	64,344
Interbank Investments	24,153	22,871	22,493	23,762
Subject to Repurchase Agreements	(21,543)	(22,560)	(21,407)	(22,747)
Derivative Financial Instruments	(371)	(1,080)	(1,552)	(1,331)
4 – Total – Average Balance (Quarterly)	57,569	63,219	64,175	64,028
5 – Income on Securities Transactions (Net of Sales and Purchase
Commitments Expenses) (*)	6,266	7,560	2,217	2,491
6 – Average Rate Annualized Exponentially (5/4)	14.8%	16.3%	14.5%	16.5%

(*) Includes Financial Income on Insurance, Private Pension Plans and Savings Bonds, Derivative Financial Instruments and Foreign Exchange adjustments (Note 13a).

Total Assets x Income from Financial Intermediation

R$ million	September YTD		2005

	2004	2005	2nd Qtr.	3rd Qtr.

7 – Total Assets – Average Balance (Quarterly)	173,257	193,170	192,920	198,228
8 – Income from Financial Intermediation	20,001	23,761	7,119	8,533
9 – Average Rate Annualized Exponentially (8/7)	15.7%	16.7%	15.6%	18.4%

Funding x Expenses

R$ million	September YTD		2005

	2004	2005	2nd Qtr.	3rd Qtr.

Deposits	61,532	70,691	71,513	71,375
Funds from Acceptance and Issuance of Securities	6,651	5,733	5,856	6,419
Interbank and Interdepartmental Accounts	1,580	1,647	1,392	1,675
Subordinated Debt	5,602	6,271	6,307	6,497
10 – Total Funding – Average Balance (Quarterly)	75,366	84,342	85,068	85,966
11 – Expenses (*)	3,584	3,550	599	1,413
12 – Average Rate Annualized Exponentially (11/10)	6.4%	5.7%	2.8%	6.7%

(*) Funding Expenses without Repurchase Agreements, less Income on Compulsory Deposits and Foreign Exchange Adjustments (Note 13a).

Technical Provisions for Insurance, Private Pension Plans and Savings Bonds x Expenses

R$ million	September YTD		2005

	2004	2005	2nd Qtr.	3rd Qtr.

13 – Technical Provisions for Insurance, Private Pension Plans and Savings
Bonds – Average Balance (Quarterly)	28,855	35,941	35,931	37,384
14 – Expenses (*)	2,294	2,714	902	873
15 – Average Rate Annualized Exponentially (14/13)	10.7%	10.2%	10.4%	9.7%

(*) Restatement and Interest of Technical Provisions for Insurance, Private Pension Plans and Savings Bonds.

Borrowings and Onlendings (Local and Foreign) x Expenses

R$ million	September YTD		2005

	2004	2005	2nd Qtr.	3rd Qtr.

Borrowings	8,152	6,982	6,948	6,474
Onlendings	7,883	8,476	8,368	8,646
16 – Total Borrowings and Onlendings – Average Balance (Quarterly)	16,036	15,458	15,316	15,120
17 – Expenses for Borrowings and Onlendings (*)	564	368	(14)	178
18 – Average Rate Annualized Exponentially (17/16)	4.7%	3.2%	(0.4%)	4.8%

(*) Includes Foreign Exchange adjustments (Note 13a).

Total Assets x Net Interest Income

R$ million	September YTD		2005

	2004	2005	2nd Qtr.	3rd Qtr.

19 – Total Assets – Average Balance (Quarterly)	173,257	193,170	192,920	198,228
20 – Net interest income (*)	9,715	12,852	4,355	4,498
21 – Average Rate Annualized Exponentially (20/19)	7.5%	9.0%	9.3%	9.4%

(*) Gross Income from Financial Intermediation excluding PDD.

Financial Market Indicators

Analysis of Net Interest Income

a) Net interest income adjustment

The net interest income, under the terms of BACEN regulation, in periods compared, includes the income earned in the sale of our stake in Belgo-Mineira’s capital stock in 1Q05, as well as the partial income on derivatives used for hedge effect of investments abroad, which, in terms of net income simply annuls the tax effect (Income Tax/Social Contribution and PIS/COFINS) of such hedge strategy.

This tax effect is triggered by the fact that exchange variation is not deductible when losses are verified and is not taxable when gains are recognized. On the other hand, the income from derivative instruments are taxable when gains occur and deductible when losses occur.

Therefore, gross income from hedge is reflected in net interest income, under the line “Income from Derivative Financial Instruments”, and its respective taxes are reflected under the lines “Tax Expenses” and “Income Tax and Social Contribution”, as follows:

Hedge Tax Effect of Investments Abroad

	R$ million

	Effect in the 9-month Period				Effect in the Quarter

	Net Interest Income	Tax Expenses	Income	Net Income	Net Interest Income	Tax Expenses	Income	Net Income
			Tax/Social				Tax/Social
			Contribution				Contribution

Partial Income on Hedge of
Investments Abroad	1,564	(73)	(507)	984	435	(20)	(141)	274
Exchange Variation of Investments
Abroad	(984)	–	–	(984)	(274)	–	–	(274)
Effect on the Items	580	(73)	(507)	–	161	(20)	(141)	–

Therefore, for a better evaluation of net interest income growth, hedge effects and exchange variation of investments abroad occurred in the net interest income were excluded, as shown in the chart below, as well as, the R$ 327 million income earned with the sale of our stake in Belgo-Mineira, which took place in 1Q05, as follows:

Adjusted Net Interest Income

	R$ million

	September YTD			2005

	2004	2005	Variation	2nd Qtr.	3rd Qtr.	Variation

Reported Net Interest Income	9,715	12,852	3,137	4,355	4,498	143
(-) Sale of Belgo-Mineira	–	(327)	(327)	–	–	–
(-) Hedge/Exchange Variation	–	(580)	(580)	(409)	(161)	248
Adjusted Net Interest Income	9,715	11,945	2,230	3,946	4,337	391
Percentage Adjusted on Average Assets	7.5%	8.3%		8.4%	9.0%

b) Comments on the Adjusted Net Interest Income Variation

In 3Q05, the adjusted net interest income reached R$ 4,337 million, a 9.9% growth or R$ 391 million, when compared to R$ 3,946 million in 2Q05. Such variation is due to a R$ 292 million increase in the results of interest income operations, caused by higher volume of operations and increase in “non-interest” income of R$ 99 million.

When comparing the first nine months of 2005 with same period of previous year, the growth was 23.0%, reaching R$ 11,945 million and R$ 9,715 million, respectively. An improved adjusted net interest income of R$ 2,230 million in the nine-month period of 2005, against same period of 2004, is basically due to a R$ 1,767 million increase in the results of interest income operations, triggered by an increment in the volume of operations and by higher “non-interest” income of R$ 463 million, basically derived from higher marketable securities and treasury gains.

The annualized net interest income adjusted rate, obtained by dividing the income from adjusted net interest income over the average balance of total assets, increased from 8.4% in 2Q05 to 9.0% in current quarter, accounting for 0.6 percentage point increase.

In the nine-month period of 2005 year-to-date, the adjusted net interest income rate reached 8.3%, accounting for a 0.8 percentage point increase when compared to the same period of 2004, which was 7.5% .

It is worth mentioning the net interest income operations as follows:

–	The growth of balance of loan operations, which in 3Q05 reached R$ 75.2 billion, accounting for a 7.8% expansion in relation to June and 25.5% growth over the past twelve months.

–	Loan for individuals was again the outstanding segment of the portfolio growth, with a 14.0% increase in relation to June and 63.7% when compared to the past twelve months, due to a growth of economy activity, fomenting a hike in the financing of durable goods, added to the growth of consigned loan market and also due to recent partnerships made by Bradesco.

–	Insurance segment operations also contributed to a higher net interest income, as a result of a good performance of Insurance, Private Pension Plan and Savings Bonds activities, especially due to increase in sales of supplementary private pension plans and insurance policies with respective recording of provisions, since between the quarters an increase occurred in the volume of such funds at 4.7% and when comparing September 2005 with the same period of previous year, technical provisions climbed 21.1% .

A sustained growth of net interest income between periods compared may be attributed to the strategy of expanding the loan portfolio, increased customer base, and consolidation of segmentation process, as well as the expansion of operations through acquisitions and partnerships, besides the organic growth of Consolidated Bradesco.

Allowance for Doubtful Accounts (PDD)

Movement of Allowance for Doubtful Accounts

	R$ million

	2004			2005

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Opening Balance	4,192	4,213	4,059	4,301	4,450	4,145
Amount Recorded for the Period	514	478	1,553	562	540	1,737
Amount Written-off for the Period	(493)	(510)	(1,508)	(413)	(343)	(1,235)
Balance Derived from Acquired Institutions	–	–	77	–	–	–
Closing Balance	4,213	4,181	4,181	4,450	4,647	4,647
Specific Allowance	1,876	1,885	1,885	1,891	2,053	2,053
Generic Allowance	1,432	1,383	1,383	1,613	1,642	1,642
Other Allowance	905	913	913	946	952	952
Credit Recoveries	124	228	458	188	174	489

Allowance for Doubtful Accounts (PDD) on Loan and Leasing Operations

	R$ million

	2004		2005

	June	September	June	September

Allowance for Doubtful Accounts (A)	4,213	4,181	4,450	4,647
Loan Operations (B)	58,402	59,976	69,787	75,244
PDD over Loan Operations (A/B)	7.2%	7.0%	6.4%	6.2%

Coverage Ratio – PDD/Abnormal Course Loans (E to H)

	R$ million

	2004		2005

	June	September	June	September

(1) Total Allowance	4,213	4,181	4,450	4,647
(2) Abnormal Course Loans (E to H)	2,223	2,175	2,257	2,426
PDD Coverage Ratio (1/2)	189.5%	192.2%	197.2%	191.5%

Coverage Ratio – Non Performing Loans (NPL) (*)

	R$ million

	2004		2005

	June	September	June	September

(1) Total Provisions	4,213	4,181	4,450	4,647
(2) Non Performing Loans	2,344	2,239	2,245	2,341
NPL Ratio (1/2)	179.7%	186.7%	198.2%	198.5%

(*) Loan Operations overdue for more than 60 days and which do not generate income under the accrual method of accounting.

For further information on Allowance for Doubtful Accounts (PDD), see pages 74 to 77 of this Report.

Fee Income

	R$ million

	2004			2005

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Checking Accounts	317	325	959	404	447	1,247
Loan Operations	195	223	586	322	334	941
Cards	243	243	727	304	335	929
Assets under Management	213	233	649	252	276	773
Collection	151	160	461	178	185	529
Interbank Fees	63	67	192	66	69	200
Collection of Taxes	49	51	150	52	54	150
Consortium Purchase Plan Management	20	23	58	33	40	103
Custody and Brokerage Services	26	24	73	30	35	92
Other	98	106	294	119	143	375
Total	1,375	1,455	4,149	1,760	1,918	5,339

Fee income increased 28.7% in the nine-month period ended on September 30, 2005, or R$ 1,190 million when compared to the same period of 2004, amounting to R$ 5,339 million.

Major components for growth of Fee Income were:

–	the increase in the volume of Loan Operations, especially individuals, which is directly related to the growth of economy activity was the major factor for the increase in item “Revenues from Loan Operations”, a R$ 355 million improvement;

–	the strategy of clients segmentation (Private, Prime, Corporate, Companies and Retail), the tariff realignment and client base growth boosted the “Checking Accounts”, up by R$ 288 million;

–	the 22.9% expansion in the volume of assets under management was the main factor for the growth in “Assets under Management”, which increased by R$ 124 million, from R$ 93.3 billion on September 30, 2004 to R$ 114.7 billion on September 30, 2005;

–	the 27.8% increase represented by a R$ 202 million hike in the “Cards” item when comparing the first nine months of 2004 and 2005, is directly related to the increase of 12.6% in the cards base, from 45.2 million to 50.9 million.

When compared to 2Q05, fee income showed an expansion of 9.0% with a R$ 158 million growth, as a result of the increased volumes of customer base and transactions in 3Q05, pointing out increases of 3.7%, 2.0%, 10.6% and 9.5% under the items “Loan Operations”, “Cards”, “Checking Account”, “Asset Management” and up by R$ 12 million, R$ 31 million, R$ 43 million and R$ 24 million, respectively.

Administrative and Personnel Expenses

	R$ million

		2004			2005

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Third-Party Services	218	216	630	253	269	749
Communications	155	159	476	179	183	540
Depreciation and Amortization	118	118	359	111	108	335
Transport	88	100	282	100	104	309
Financial System Services	102	101	300	101	105	306
Publicity	86	88	285	87	79	236
Rentals	75	73	223	79	81	237
Maintenance and Repairs	68	69	197	77	77	227
Capital Lease	83	76	236	63	55	185
Data Processing	71	70	199	57	63	178
Materials	35	36	109	41	48	129
Water, Electricity and Gas	31	30	95	37	34	106
Travel	13	14	41	14	14	40
Other	73	75	217	41	51	126
Administrative Expenses	1,216	1,225	3,649	1,240	1,271	3,703

Remuneration	613	636	1,863	638	650	1,904
Benefits	243	257	736	269	285	824
Social Charges	229	228	683	240	272	747
Employee Profit Sharing	39	43	127	78	80	223
Training	11	15	37	16	15	39
Lump-sum payment of bonus (*)	–	14	14	–	103	103
Others	99	81	225	5	114	146
Personnel Expenses	1,234	1,274	3,685	1,246	1,519	3,986

Total Administrative and Personnel
Expenses	2,450	2,499	7,334	2,486	2,790	7,689

(*) In 2004, the lump-sum payment bonus refers to the additional food basket

In the first nine months of 2005, the Administrative and Personnel Expenses showed a R$ 319 million increase when compared to the same period last year, reaching the amount of R$ 7,653 million against R$ 7,334 million in the same period of 2004. The nominal variation of Administrative Expenses between the nine-month periods of 2004 and 2005 shows a R$ 54 million increase, reaching the amount of R$ 3,703 million, lower than average inflation in the period.

Personnel Expenses increased R$ 265 million when compared to the nine-month period of 2004, reaching R$ 3,950 million, pointing out:

–	a payroll increase resulted from the collective bargaining agreement 8.5% in 2004, benefits and others in the amount of R$ 306 million;

–	the effect of collective bargaining agreement of 6.0% in 2005 in the amount of R$ 38 million, of which R$ 24 million refer to labor liabilities restatement and R$ 14 million due to increase in payroll;

–	higher provisions of bonus – lump-sum payment in September/05 of R$ 103 million, against R$ 14 million in September/04;

–	higher “PLR” expenses, in the amount of R$ 95 million; which was mitigated: – by lower labor claims provisions R$ 79 million; and

–	by the reduction in personnel expenses, in view of synergy in the administrative processes in the amount estimated at R$ 184 million.

When compared to 3Q05, Administrative and Personnel Expenses increased R$ 268 million, up by 10.8%, from R$ 2,486 million in 2Q05 to R$ 2,754 million in 3Q05.

Administrative Expenses increased R$ 31 million, higher variations occurred in the items “Third-Party Services”;“Data Processing” and“Materials”, growing R$ 16 million, R$ 6 million and R$ 7 million, respectively. Increase in “Third Party Services” expenses is basically due to the growth in business volumes, as well as investments in the improvement and optimization of IT (information technology) platform, while the increase in “Data Processing” expenses is basically due to annual contractual renewal with suppliers and higher “Materials” expenses, basically refers to expenditures related to the replacement of “regular” cards with chip cards.

Personnel expenses in 3Q05 climbed R$ 237 million when compared to the previous quarter and were mainly impacted by: (i) the effect of the collective bargaining agreement (6.0%) of R$ 38 million, of which R$ 24 million refer to labor liabilities restatement and R$ 14 million due to increase in payroll; (ii) bonus – lump-sum payment in September/05 of R$ 103 million; and (iii) higher labor provision and expenses with employment contract termination of R$ 99 million.

Operating Efficiency

	R$ million

	Year					2005 (*)

	2000	2001	2002	2003	2004	June	September

Personnel Expenses	3,221	3,549	4,076	4,779	4,969	5,025	5,234
Employee Profit Sharing	(112)	(160)	(140)	(170)	(182)	(241)	(278)
Other Administrative Expenses	2,978	3,436	4,028	4,814	4,937	4,946	4,992
Total (1)	6,087	6,825	7,964	9,423	9,724	9,730	9,948
Net interest income	7,839	10,109	11,472	13,282	13,231	15,173	16,368
Fee income	3,043	3,473	3,712	4,557	5,824	6,551	7,014
Income from Insurance Premiums,
Private Pension Plans and Savings Bonds	6,920	8,959	10,135	11,726	13,284	13,098	13,179
Variation in Technical Provisions for Insurance,
Private Pension Plans and Savings Bonds	(3,001)	(3,492)	(2,785)	(3,670)	(3,964)	(3,091)	(2,754)
Retained Claims	(2,511)	(3,252)	(3,615)	(3,980)	(5,159)	(5,474)	(5,609)
Draws and Redemptions from Savings Bonds	(355)	(744)	(721)	(1,100)	(1,223)	(1,164)	(1,189)
Insurance, Private Pension Plans and Savings Bonds
Selling Expenses	(645)	(689)	(667)	(762)	(867)	(903)	(931)
Expenses with Pension Plan Benefits and
Redemptions	(913)	(1,370)	(1,689)	(2,363)	(2,131)	(2,380)	(2,500)
Subtotal Private Pension Plans and Savings
Bonds	(505)	(588)	658	(149)	(60)	86	196
Equity in the Earnings of Affiliated Companies	156	71	65	5	163	45	113
Other Operating Expenses	(1,376)	(1,831)	(3,148)	(2,741)	(2,826)	(2,827)	(3,045)
Other Operating Income	903	1,326	1,321	1,697	1,198	1,221	1,108
Total (2)	10,060	12,560	14,080	16,651	17,530	20,249	21,754
Efficiency Ratio (%) = (1/2)	60.5	54.3	56.6	56.6	55.5	48.1	45.7

(*) Accumulated amounts for the 12-month period.

Operating Efficiency Ratio – in percentage

Operating Efficiency Ratio – in percentage

The Operating Efficiency Ratio (accumulated for the 12-month period) for 3Q05, was of 45.7%, improved by 2.4% compared to the 12-month period ended in June 2005, mainly as a result of the expenses control, pointing out that administrative and personnel expenses, which remained below the average inflation over the past 12 months allied with the efforts to increase revenues. We point out higher net interest income in the amount R$ 1,195 million, basically stemming from “interest” component, generated by an increment in business volume, pointing out a 63.7% increase in the volume of loan operations for individuals, mainly concerned with consumer sales and personal loan financing, the profitability of which is higher if compared to the corporate financing and increased fee income, in the amount of R$ 463 million, as a result of increase in the average volume of transactions, combined with an increase in the customer base, fee realignment and improved partnership ratio (cross-selling), as a result of the segmentation process.

It is worth pointing out that part of the increase net interest income of R$ 1,195 million includes R$ 580, which is part of derivatives used for hedge effect of investments abroad, which in terms of net income, simply annuls the tax effect of this hedge strategy in the period. This negative tax effect is directly reflected on the items “Tax Expenses” and “Income Tax and Social Contribution”, which is not considered in the calculation of the Operating Efficiency Ratio. If we disregard this part of derivatives in the calculation basis of Operating Efficiency Ratio, both in September and June of 2005 we would reach an index of 47.0% in September and 49.0% in June, a 2.0 percentage point improvement when compared to June 2005.

If we also exclude the Operating Efficiency Ratio from the calculation basis, the goodwill amortization expenses over the past 12 months, in the amount of R$ 482 million, we would have an improvement of 1.1 percentage point, from 47.0% to 45.9% .

The Amplified Coverage Ratio [fee income/(personnel expenses + administrative expenses)] declined at 1.2 percentage point, mostly due to the effect of provisioning proposal of collective bargaining agreement of the category (6.0%) and bonus – lump-sum payment in September/05, in the amount of R$ 141 million, from 70.8% in 2Q05 to 69.6% in 3Q05. If we exclude the non-recurrent effect of R$ 103 million related to bonus – lump-sum payment and restatement of labor liabilities in the amount of R$ 24 million the ratio would be 73.0%, as show in the following graph:

Operating Efficiency – R$ million

Administrative Expenses + Personnel and Revenues from Services Rendered

(*) This excludes R$ 103 million related to bonus – lump-sum payment and R$ 24 million of labor liabilities restatement.

Among other results, through the use of Activity-Based Costing methodology (ABC), the Bradesco Organization is enhancing the criteria used to formulate and negotiate bank tariffs, the supply of costing information to GDAD (Performance and Decision Making Support Management) and for customer profitability determination purposes, as well as establishing a reliable basis for ongoing rationalization analyses.

Referring to cost control, Bradesco is under process of adopting a cost management model by means of Activity-Based Management – ABM methodology, a pro-active approach which allows for rapid evolution, including the identification of opportunities on a timely basis. Accordingly, in line with the improvement of processes, operating performance is seamlessly integrated with strategic objectives.

A strict control of expenses, enhanced with the establishment of the Expenditure Assessment Committee in March 2004, is being positively reflected on the Operating Efficiency Ratio.

Other Indicators

3 - Main Balance Sheet Information

Consolidated Balance Sheet – R$ thousand

Assets	September	December

	2005	2004	2003	2002	2001	2000

Current and Long-Term Assets	197,382,908	180,038,498	171,141,348	137,301,711	105,767,892	90,693,025
Funds Available	2,599,967	2,639,260	2,448,426	2,785,707	3,085,787	1,341,653
Interbank Investments	24,149,477	22,346,721	31,724,003	21,472,756	3,867,319	2,308,273
Open Market Investments	16,865,804	15,667,078	26,753,660	19,111,652	2,110,573	1,453,461
Interbank Deposits	7,284,919	6,682,608	4,970,343	2,370,345	1,760,850	854,815
Allowance for Losses	(1,246)	(2,965)	–	(9,241)	(4,104)	(3)
Marketable Securities and Derivative Financial
Instruments	64,247,500	62,421,658	53,804,780	37,003,454	40,512,688	33,119,843
Own Portfolio	54,032,904	51,255,745	42,939,043	29,817,033	27,493,936	21,743,924
Subject to Repurchase Agreements	1,971,232	4,807,769	5,682,852	1,497,383	9,922,036	10,822,637
Derivative Financial Instruments	1,282,577	397,956	232,311	238,839	581,169	–
Restricted to the Negotiation and Intermediation
of Amounts	–	–	–	–	526,219	9,394
Restricted Deposits – Brazilian Central Bank	4,501,438	4,512,563	3,109,634	3,536,659	1,988,799	421,727
Privatization Currencies	94,367	82,487	88,058	77,371	25,104	9,526
Subject to Collateral Provided	2,357,894	1,365,138	1,752,882	1,836,169	715,858	783,501
Provisions for Mark-to-market Adjustments	–	–	–	–	(740,433)	(670,866)
Unrestricted Notes	7,088	–	–	–	–	–
Interbank Accounts	16,379,697	16,087,102	14,012,837	12,943,432	5,141,940	5,060,628
Unsettled Receipts and Payments	644,561	22,075	20,237	16,902	10,118	6,920
Restricted Credits
– Restricted Deposits – Brazilian Central Bank	15,429,744	15,696,154	13,580,425	12,519,635	4,906,502	4,848,668
– National Treasury – Rural Funding	578	578	578	578	712	660
– SFH	264,228	335,320	391,871	374,177	217,518	197,191
Interbank Onlending	–	–	–	–	–	2,024
Correspondent Banks	40,586	32,975	19,726	32,140	7,090	5,165
Interdepartamental Accounts	78,641	147,537	514,779	191,739	176,073	111,636
Internal Transfer of Funds	78,641	147,537	514,779	191,739	176,073	111,636
Loan Operations	63,383,435	51,890,887	42,162,718	39,705,279	35,131,359	30,236,106
Loan Operations:
– Public Sector	785,453	536,975	186,264	254,622	199,182	275,479
– Private Sector	66,990,785	55,242,348	45,768,970	42,842,693	37,689,671	32,244,482
Allowance for Doubtful Accounts	(4,392,803)	(3,888,436)	(3,792,516)	(3,392,036)	(2,757,494)	(2,283,855)
Leasing Operations	2,109,058	1,556,321	1,306,433	1,431,166	1,567,927	1,914,081
Leasing Receivables:
– Public Sector	6,631	–	–	45	138	160
– Private Sector	4,368,260	3,237,226	2,859,533	3,141,724	3,248,050	3,813,369
Unearned Income from Leasing	(2,166,436)	(1,576,690)	(1,438,534)	(1,560,278)	(1,557,642)	(1,760,305)
Allowance for Leasing Losses	(99,397)	(104,215)	(114,566)	(150,325)	(122,619)	(139,143)
Other Receivables:	22,923,456	21,664,592	24,098,765	20,690,054	15,685,433	16,226,725
Receivables on Guarantees Honored	10	811	624	1,577	1,131	2,020
Foreign Exchange Portfolio	8,140,427	7,336,806	11,102,537	10,026,298	5,545,527	6,417,431
Receivables	205,204	197,120	331,064	249,849	187,910	191,873
Negotiation and Intermediation of Securities	675,125	357,324	602,543	175,185	761,754	497,655
Specific Receivables	–	–	–	–	146,919	124,776
Insurance Premiums Receivable	1,040,347	988,029	889,358	718,909	995,662	818,773
Sundry	13,017,256	12,937,408	11,324,857	9,640,966	8,107,714	8,258,402
Allowance for Other Doubtful Accounts	(154,913)	(152,906)	(152,218)	(122,730)	(61,184)	(84,205)
Other Assets	1,511,677	1,284,420	1,068,607	1,078,124	599,366	374,080
Other Assets	428,191	477,274	586,994	679,515	415,484	409,771
Provisions for Mark-to-Market Adjustments	(209,692)	(230,334)	(257,185)	(243,953)	(164,290)	(171,876)
Prepaid Expenses	1,293,178	1,037,480	738,798	642,562	348,172	136,185
Permanent Assets	4,530,314	4,887,970	4,956,342	5,483,319	4,348,014	4,185,458
Investments	1,038,040	1,101,174	862,323	512,720	884,773	830,930
Interest in Affiliated Companies:
– In the Country	440,713	496,054	369,935	395,006	742,586	689,002
Other investments	937,918	971,311	857,985	439,342	452,871	525,316
Allowance for losses	(340,591)	(366,191)	(365,597)	(321,628)	(310,684)	(383,388)
Property, Plant and Equipment in Use	2,043,277	2,270,497	2,291,994	2,523,949	2,152,680	2,017,093
Buildings in Use	1,296,720	1,357,063	1,398,735	1,748,409	1,475,581	1,491,847
Other Fixed Assets	3,562,387	3,604,741	3,480,636	3,459,950	2,988,008	2,705,577
Accumulated Depreciation	(2,815,830)	(2,691,307)	(2,587,377)	(2,684,410)	(2,310,909)	(2,180,331)
Leased Fixed Assets	10,760	18,951	34,362	34,323	46,047	10,688
Leased Assets	23,159	58,463	63,812	51,198	51,214	19,421
Accumulated Depreciation	(12,399)	(39,512)	(29,450)	(16,875)	(5,167)	(8,733)
Deferred Charges	1,438,237	1,497,348	1,767,663	2,412,327	1,264,514	1,326,747
Organization and Expansion Costs	1,267,542	1,170,866	1,124,058	1,037,559	874,970	731,717
Accumulated Amortization	(732,828)	(699,710)	(572,620)	(568,525)	(481,127)	(391,417)
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	903,523	1,026,192	1,216,225	1,943,293	870,671	986,447
Total	201,913,222	184,926,468	176,097,690	142,785,030	110,115,906	94,878,483

Liabilities	September	December

	2005	2004	2003	2002	2001	2000

Current and Long-Term Liabilities	183,542,368	169,596,632	162,406,307	131,652,394	100,199,709	86,654,746
Deposits	71,095,497	68,643,327	58,023,885	56,363,163	41,083,979	36,468,659
Demand Deposits	14,773,886	15,297,825	12,909,168	13,369,917	8,057,627	7,500,518
Savings Deposits	24,791,357	24,782,646	22,140,171	20,730,683	18,310,948	17,835,745
Interbank Deposits	88,791	19,499	31,400	23,848	40,446	568,416
Time Deposits	31,262,357	28,459,122	22,943,146	22,238,715	14,674,958	10,563,980
Other Deposits	179,106	84,235	–	–	–	–
Funds Obtained in the Open Market	24,538,083	22,886,403	32,792,725	16,012,965	14,057,327	12,108,350
Own Portfolio	8,712,255	8,248,122	6,661,473	915,946	12,178,855	10,696,199
Third-party Portfolio	15,818,740	14,430,876	17,558,740	12,188,054	1,878,472	1,412,151
Unrestricted Portfolio	7,088	207,405	8,572,512	2,908,965	–	–
Issuance of Securities	6,161,015	5,057,492	6,846,896	3,136,842	4,801,410	4,111,171
Exchange Acceptances	–	–	–	1,214	–	–
Mortgage Notes	829,377	681,122	1,030,856	384,727	780,425	741,248
Debentures	2,758,285	–	7,291	100,369	48,921	1,039
Securities Issued Abroad	2,573,353	4,376,370	5,808,749	2,650,532	3,972,064	3,368,884
Interbank Accounts	201,705	174,066	529,332	606,696	192,027	107,129
Interbank Onlendings	–	–	159,098	35,686	4,519	1,059
Correspondent Banks	201,705	174,066	370,234	571,010	187,508	106,070
Interdepartamental Accounts	1,680,925	1,745,721	1,782,068	1,337,729	762,505	904,188
Third-party Funds in Transit	1,680,925	1,745,721	1,782,068	1,337,729	762,505	904,188
Borrowings	6,470,113	7,561,395	7,223,356	9,390,630	7,887,154	6,463,555
Local Borrowings – Official Institutions	1,162	1,376	2,070	3,368	2,979	9,737
Local Borrowings – Other Institutions	13,040	11,756	4,010	216,812	230,468	170,775
Foreign Currency Borrowings	6,455,911	7,548,263	7,217,276	9,170,450	7,653,707	6,283,043
Local Onlendings – Official Institutions	8,766,848	8,355,398	7,554,266	7,000,046	5,830,633	5,096,604
National Treasury	50,824	72,165	51,398	62,187	–	–
BNDES	3,823,744	3,672,007	3,403,462	3,437,319	3,067,220	2,589,284
CEF	50,472	395,820	459,553	453,803	433,381	405,264
FINAME	4,838,940	4,211,762	3,638,966	3,045,176	2,321,508	2,090,374
Other institutions	2,868	3,644	887	1,561	8,524	11,682
Foreign Onlendings	4,380	42,579	17,161	47,677	316,283	108,178
Foreign Onlendings	4,380	42,579	17,161	47,677	316,283	108,178
Derivative Financial Instruments	1,043,097	173,647	52,369	576,697	111,600	–
Technical Provisions for Insurance, Private Pension
Plans and Savings Bonds	38,234,781	33,668,654	26,408,952	19,155,479	13,853,426	10,338,065
Other Liabilities	25,345,924	21,287,950	21,175,297	18,024,470	11,303,365	10,948,847
Collection of Taxes and Other Contributions	1,238,627	204,403	130,893	108,388	181,453	128,785
Foreign Exchange Portfolio	4,042,150	3,011,421	5,118,801	5,002,132	1,343,769	2,439,657
Social and Statutory Payables	1,118,908	900,266	851,885	666,409	572,265	560,533
Fiscal and Pension Plans Activities	5,528,117	4,495,387	4,781,458	4,376,031	3,371,127	3,094,628
Negotiation and Intermediation of Securities	575,753	312,267	595,958	109,474	1,307,385	592,395
Subordinated Debt	6,498,987	5,972,745	4,994,810	3,321,597	969,842	–
Sundry	6,343,382	6,391,461	4,701,492	4,440,439	3,557,524	4,132,849
Deferred Income	55,272	44,600	31,774	15,843	9,020	34,632
Deferred Income	55,272	44,600	31,774	15,843	9,020	34,632
Minority Interst in Subsidiary Companies	53,989	70,590	112,729	271,064	139,231	96,903
Stockholders’ Equity	18,261,593	15,214,646	13,546,880	10,845,729	9,767,946	8,092,202
Capital:
– Local Residents	9,031,476	6,959,015	6,343,955	4,960,425	4,940,004	5,072,071
– Foreign Residents	968,524	740,985	656,045	239,575	259,996	74,429
Receivables	–	(700,000)	–	–	–	(400,500)
Capital Reserves	35,884	10,853	8,665	7,435	7,435	19,002
Profit Reserves	7,972,090	7,745,713	6,066,640	5,715,317	4,614,110	3,403,020
Mark-to-Market Adjustments – Marketable Securities
and Derivatives	416,638	458,080	478,917	9,152	–	–
Treasury Stock	(163,019)	–	(7,342)	(86,175)	(53,599)	(75,820)
Stockholders’ Equity Managed by Parent
Company	18,315,582	15,285,236	13,659,609	11,116,793	9,907,177	8,189,105
Total	201,913,222	184,926,468	176,097,690	142,785,030	110,115,906	94,878,483

Total Assets by Currency and Maturity

Total Assets by Currency – R$ million

Remark: The Balance Sheet by Currency and Exchange Exposure can be found in the Note 6.

Total Assets by Maturity – R$ million

N.B.: the Balance Sheet by Maturity can be found in the Note 7.

Marketable Securities

Summary of the Classification of Securities

	R$ million

	Financial	Insurance/ Savings Bonds	Private Pension Plans	Other Activities	Total	%

Trading Securities	12,766	6,084	23,197	333	42,380	75.7
Securities Available for Sale	7,479	873	1,004	21	9,377	16.7
Securities Held to Maturity	1,098	–	3,155	–	4,253	7.6
Subtotal	21,343	6,957	27,356	354	56,010	100.0
Purchase and Sale Commitments	393	1,317	6,528	–	8,238
Total on September 30, 2005	21,736	8,274	33,884	354	64,248
Total on September 30, 2004	23,057	6,181	28,815	102	58,155

Composition of Marketable Securities by Issuance

Securities	R$ million

	2004	2005

	September	June	September

Government	30,826	34,407	30,967
Private	7,643	9,798	13,623
PGBL/VGBL	11,168	12,854	11,420
Subtotal	49,637	57,059	56,10
Purchase & Sale Commitments:	8,518	7,382	8,238
Funds	6,780	4,203	2,102
PGBL/VGBL	1,738	3,179	6,136
Total	58,155	64,441	64,248

Classification of Marketable Securities by Segment – in percentage

N.B.: the Composition of Marketable Securities Portfolio consolidated by issuer, maturity, business segment and by category can be found in the Note 10.

Loan Operations

The consolidated balance of loan operations in 3Q05 reached a total of R$ 75.2 billion, representing a 7.8% increase when compared to June 2005 and a 25.5% growth over the past twelve months.

The growth of Bradesco’s loan portfolio continues outstanding in individuals operations, mainly concerned with consumer sales and personal loan financing (explained by a drop in unemployment and income upturn), whereas in businesses involving legal entities, we point out the growth of trade, boosted by an increase in consumption over the past months.

The loan portfolio scenario for the last quarter of the year is still of a growth sustained by loans to individuals and trade, in view of the expectation of expansion of consumption and orders by commerce, influenced by seasonal factors, which are typical at the end of the year.

Loan Operations – Total Portfolio

Loan for individuals led the growth of the portfolio, recording an increase of 14.0% in relation to June 2005, accumulating 63.7% over the last twelve months, concentrated in higher consumer durable goods financing and a growth of the consigned loan market and also by recent partnerships established by Bradesco, which included not only the acquisition of consumer financing portfolios, as well as the direct financing to our partners’ clients.

Loan Operations – per Type of Client

The behavior of loan granted to companies continued to show a more moderate performance (4.0% in relation to June 2005 and 8.2% over the past 12 months), especially between large corporations, influenced by higher utilization of other types of funding operations from the capital markets and the solid appreciation of real, with a high impact on foreign currency-indexed portfolios, despite they have shown a growth of businesses in the period.

Loan Operations – per Business Segment

In the wake of the higher increase in the individuals segment operations, its relative participation in the loan portfolio was meaningful in the period, already representing, in September 2005, 40.7% of the total portfolio compared to 31.2% observed in September 2004.

Loan Operations – per Activity Sector

	R$ million

	2004		2005

	September	%	June	%	September	%

Public Sector	625	1.0	627	0.9	795	1.1
Private Sector	59,351	99.0	69,160	99.1	74,449	98.9
Industry	18,458	30.8	18,390	26.4	18,849	25.1
Commerce	9,544	15.9	10,559	15.1	11,324	15.0
Financial Intermediary	355	0.6	216	0.3	236	0.3
Services	11,203	18.7	11,919	17.0	12,363	16.4
Agriculture, Fishing, Silviculture and
Forest Exploitation	1,103	1.8	1,235	1.8	1,088	1.4
Individuals	18,688	31.2	26,841	38.5	30,589	40.7
Total	59,976	100.0	69,787	100.0	75,244	100.0

When distribution is concerned, by activity sector, the industry remained in absolute terms with the highest loan volume (25.1% of the total portfolio), again the segments related to exports, such as agri-industrialization, agribusiness, steel, metallurgy and automotive, followed by Services (16.4%) and Commerce (15.0%) .

Loan Operations – per type

	R$ million

	2004		2005

	June	September	June	September

Borrowings and Discount of Trade Receivables	25,731	26,818	31,751	33,988
Financings	18,815	19,608	25,094	28,055
Rural and Agribusiness Loans	5,613	5,955	5,419	5,733
Leasing Operations	1,352	1,451	1,973	2,208
Advances on Foreign Exchange Contracts	6,259	5,618	5,089	4,730
Subtotal of Loan Operations	57,770	59,450	69,326	74,714
Other Loans	632	526	461	530
Total Loan Operations	58,402	59,976	69,787	75,244
Sureties and Guarantees Recorded in Memorandum Accounts	6,751	6,960	8,559	8,674
Total including Sureties and Guarantees	65,153	66,936	78,346	83,918

Bradesco’s performance strategy, focused on retail, has been allowing the enlargement and diversification of businesses in different client profiles, both individuals (especially automobile financing lines, personal loan, and consigned loan) and micro, small and medium-sized companies (SMEs) through the expansion of loan portfolios and cashing of drafts, basically destined to supply the demand for working capital.

Loan Portfolio Quality

In 3Q05, an improvement trend in the portfolio profile was maintained, resulting in a higher contribution from credits under the “AA - C” ratings, amounting to 93.1% of total balance, compared to 92.6% in June 2005.

Such improvement was partially influenced by the reclassification of risk of operations granted to a large utilities concessionaire, which had been classified on a preventive basis as high risk, as it concluded in 3Q05 the process of adjusting its liabilities to its real ability to pay.

Loan Operations by Rating – in percentage

The total volume of the allowance for doubtful accounts presented a slight decrease, reaching R$ 4,647 million in relation to the total loan portfolio (6.4% in June 2005 to 6.2% in September 2005) as a result of improved quality of the loan portfolio mentioned above.

In this regard, we point out the sufficiency of existing provisions, which may be evidenced through the analysis of historical data of allowances for doubtful accounts and losses effectively occurred in the subsequent period of twelve months.

Allowance for Loan Losses (PPD) x Default x Losses – Percentage over Loan Operation Balance

We verify in the graph above that for a total provision of 7.0% of the loan portfolio in September 2004, the loss over the subsequent twelve months was 2.9% of the portfolio, i.e., the provision existing in September 2004 showed to be more than sufficient to cover losses occurred in the subsequent period.

Overdue operations with final rating between E and H, important portfolio quality index, have been showing a downward trend as percentage of loan portfolio, demonstrating the solidity of methodology for recording of provision.

It is worth pointing out that over the past years, we have been observed a great adherence between behavior of overdue loan with final rating between E and H and the volume of losses incurred in 12 subsequent months, as we can see in the graph above.

Loan Portfolio Profile

Breakdown of the Normal Course Loan Portfolio by Maturity – R$ million

The maturity of the normal course loan portfolio also shows a concentration of short-term operations. Nevertheless, the percentage of maturities up to 90 days showed a slight decline from 40.7% in September/04 to 38.3% in September/05, as a result of the growth of higher medium term portfolios, such as automobile financing and personal loan in the total loan assets.

Movement of Loan Portfolio between June 2004 and 2005 – R$ million

The demonstrative data below of the performance of the consolidated loan portfolio over the past twelve months up to September 2005 ratifies an ongoing bias of improvement in the quality of the assets, pointing out the adequacy and convenience of the credit rating instruments used in Bradesco's loan concession process.

Loan Portfolio Movement between September 2004 and 2005

Rating	Borrowers Remaining from September 2004		New Borrowers Between September 2004 and 2005		Total Loans in September 2005

	R$ million	%	R$ million	%	R$ million	%

AA – C	55,162	92.2	14,905	96.5	70,067	93.1
D	1,356	2.3	140	0.9	1,496	2.0
E – H	3,287	5.5	394	2.6	3,681	4.9
Total	59,805	100.0	15,439	100.0	75,244	100.0

Concentration of Loan Portfolio – R$ million

As a result of the growth strategy of loan portfolio in retail, especially individuals, the concentration of loan among the Bank's largest borrowers kept decreasing in September 2005 as can be evidenced in the following table:

	2004				2005

	June	%	September	%	June	%	September	%

Largest Borrower	779	1.3	931	1.6	836	1.2	835	1.1
10 Largest Borrowers	5,536	9.5	5,746	9.6	5,565	8.0	5,788	7.7
20 Largest Borrowers	8,497	14.5	8,803	14.7	8,116	11.6	8,483	11.3
50 Largest Borrowers	14,028	24.0	14,196	23.7	12,938	18.5	13,170	17.5
100 Largest Borrowers	18,234	31.2	18,062	30.1	16,957	24.3	17,232	22.9

Loan Portfolio Indicators

In order to ease the follow-up of the quantitative and qualitative performance of Bradesco’s loan portfolio, we present below a comparative summary of the main figures and indicators:

Items	R$ million

	2004		2005

	June	September	June	September

Total Loan Operations	58,402	59,976	69,787	75,244
– Individuals	17,828	18,688	26,841	30,589
– Corporate	40,574	41,288	42,946	44,655
Existing Provision	4,213	4,181	4,450	4,647
– Specific	1,876	1,885	1,891	2,053
– Generic	1,432	1,383	1,613	1,642
– Additional	905	913	946	952

Specific Provision/Existing Provision (%)	44.5	45.1	42.5	44.2
Existing Provision/ Loan Operations (%)	7.2	7.0	6.4	6.2

AA – C Rated Loan Operations / Loan Operations (%)	91.3	91.6	92.6	93.1
Operations Under Risk Management (D Rating) / Loan Operations (%)	2.8	2.9	2.2	2.0
E – H Rated Loan Operations / Loan Operations (%)	5.9	5.5	5.2	4.9

Loan Operations (D Rating)	1,629	1,765	1,537	1,496
Existing Provision for D Rating Loan Operations	374	398	363	352
Provision/ D Rating Loan Operations (%)	23.0	22.5	23.6	23.5
D – H Rated Loan Operations overdue	2,649	2,533	2,815	2,911
Total Provision/D – H Rated Loan Operations overdue (%)	159.0	165.1	158.1	159.6

E – H Rated Loan Operations	3,464	3,287	3,609	3,681
Existing Provision for E – H Rated Loan Operations	2,966	2,856	3,080	3,159
Provision/ E – H Rated Loan Operations (%)	85.6	86.9	85.3	85.8
E – H Rated Loan Operations overdue	2,223	2,175	2,257	2,426
Total Provision/E – H Rated Loan Operations overdue (%)	189.5	192.2	197.2	191.5

Total Provision/Non-Performing Loans (%) (*)	179.7	186.7	198.2	198.5

(*) Loan operations overdue for more than 60 days and which do not generate income under the accrual method of accounting.

The evolution of figures during 3Q05 continues to confirm the portfolio's low credit risk, based on its comfortable coverage levels. For the last quarter of 2005, Bradesco remains prepared to take full advantage of all business opportunities, focused on increasing the loan portfolio, while respecting the established loan granting parameters, rooted in the traditional concepts of security, consistency, selectivity and diversification.

Funding

Deposits by Maturity

Days to maturity	R$ million

	2005

	June	September

	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	14,892	14,774	–	–	–	14,774
Savings	24,517	24,791	–	–	–	24,791
Interbank	46	48	41	–	–	89
Time	32,043	4,010	4,011	3,290	19,951	31,262
Other Deposits	156	179	–	–	–	179
Total	71,654	43,802	4,052	3,290	19,951	71,095

Demand Deposits – R$ billion

Checking Accounts

The balance of Checking Accounts at Bradesco Organization ended the 3Q05 at R$ 14.8 billion.

Quantity of Checking Accounts – Individuals and Corporate

Savings Accounts

The balance of Bradesco Organization Savings Accounts amounted to R$ 24.8 billion in deposits at the end of 3Q05, corresponding to a 19.2% market share in the Brazilian Savings and Loan System (SBPE) and secured the leadership of Bradesco among all private banks in the Brazilian Financial System.

Savings Account Deposits – R$ billion

Share of SBPE (Brazilian Savings and Loan System) – in percentage

Savings Accounts – million

Asset Under Management

ISO 9001:2000

In August, BRAM – Bradesco Asset Management obtained a re-certification of ISO 9001:2000 in the Assets under Management under the categories Retail and Exclusive. Fundação Vanzolini’s report did not show any “non-conformity” or observation. This result confirms BRAM’s commitment to Bradesco Organization’s Quality Policies.

Bradesco is elected the Best Exchange-Index Funds Manager

According to survey of “Guia Exame – Best Investment Funds in 2005”, Bradesco was elected the Best Exchange-Indexed Funds Manager, a result of solid management methodology adopted by BRAM – Bradesco Asset Management. The study was conducted by Exame magazine in partnership with Finance Studies Center of Getulio Vargas Foundation.

Bradesco’s Funds have Outstanding Performance by ValorInveste Magazine

Bradesco obtained an outstanding performance in the 9th edition of August/September/October 2005 of Star Ranking “The Best Investment Funds”, exclusively conducted for the magazine ValorInveste by Standard & Poor’s (S&P), the largest risk rating agency in the world. Fifteen funds managed by BRAM – Bradesco Asset Management received four and five-star classification. According to the magazine, the Investment Funds starring in the ranking represented the best of the industry and passed S&P’s rigid examination.

Stockholders’ Equity

	R$ million

	2004		2005

	June	September	June	September

Investment Funds	78,059	80,852	96,024	101,697
Managed Portfolios	8,757	9,319	7,583	7,782
Third-party Fund Quotas	1,860	3,095	4,883	5,177
Total	88,676	93,266	108,490	114,656

Asset Distribution

	R$ million

	2004		2005

	June	September	June	September

Investment Funds – Fixed Income	75,579	78,148	93,368	98,387
Investment Funds – Floating Rate	2,480	2,704	2,656	3,310
Investment Funds – Third-Party	1,737	3,004	4,712	4,922
Total	79,796	83,856	100,736	106,619
Managed Portfolio – Fixed Income	6,561	6,742	5,840	5,996
Managed Portfolio – Floating Rate	2,196	2,577	1,743	1,786
Managed Portfolios – Third-Party	123	91	171	255
Total	8,880	9,410	7,754	8,037
Total Fixed Income	82,140	84,890	99,208	104,383
Total Floating Rate	4,676	5,281	4,399	5,096
Total Third-Party Funds	1,860	3,095	4,883	5,177
Total	88,676	93,266	108,490	114,656

Total Asset Under Management according to ANBID’s Global Ranking – R$ million (*)

(*) Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	September 2004		June 2005		September 2005

	Quantity	Quotaholders	Quantity	Quotaholders	Quantity	Quotaholders

Investment Funds	499	2,738,046	509	3,422,576	507	3,385,475
Managed Portfolios	106	361	109	287	112	343
Total	605	2,738,407	618	3,422,863	619	3,385,818

4 - Operating Companies

Bradesco Insurance and Private Pension Group

Insurance Companies

Aggregated Balance Sheet (*)

	R$ million

	2004		2005

	June	September	June	September

Assets
Current Assets and Long-Term Assets	35,091	37,873	43,109	45,511
Marketable Securities	32,470	35,157	40,137	42,380
Insurance Premiums Receivable	947	906	1,014	1,008
Other Receivables	1,674	1,810	1,958	2,123
Permanent Assets	1,033	1,016	666	662
Total	36,124	38,889	43,775	46,173

Liabilities
Current and Long-Term Liabilities	32,229	34,551	39,286	41,229
Tax, Civil and Labor Contingencies	1,120	1,072	1,105	1,131
Payables on Insurance, Private Pension Plans and Savings Bonds	487	425	450	483
Other Liabilities	1,144	1,469	1,198	1,380
Technical Provisions for Insurance	2,335	2,477	3,402	3,526
Technical Provisions for Private Pension Plans	25,134	27,059	31,079	32,574
Technical Provisions for Savings Bonds	2,009	2,049	2,052	2,135
Minority Interest	35	36	66	74
Stockholders’ Equity of the Parent Company	3,860	4,302	4,423	4,870
Total	36,124	38,889	43,775	46,173
(*)	Includes Bradesco Saúde, wholly-owned subsidiary of Banco Bradesco, equity accounting result of IRB, affiliated company of Banco Bradesco, Private Pension Plan and Savings Bonds Operations.

Aggregated Statement of Income (*)

	R$ million

	2004			2005

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Net Premiums Written	3,487	3,999	10,917	3,811	4,314	11,741
Reinsurance Premiums and Redeemed
Premiums	(498)	(535)	(1,470)	(810)	(768)	(2,398)
Insurance Retained Premiums, Private
Pension Plans and Savings Bonds	2,989	3,464	9,447	3,001	3,546	9,343
Variation in Technical Provisions	(695)	(1,076)	(2,647)	(604)	(739)	(1,437)
Fee income	57	82	223	100	109	304
Retained Claims	(1,291)	(1,311)	(3,840)	(1,474)	(1,490)	(4,288)
Expenses for Savings Bonds Draws and
Redemptions	(346)	(313)	(932)	(313)	(338)	(898)
Expenses for Private Pension Plans
Benefits and Redemptions	(581)	(513)	(1,621)	(611)	(588)	(1,992)
Selling Expenses	(205)	(217)	(637)	(230)	(249)	(708)
Expenses for Operating Provision for
Health Insurance	–	–	–	324	–	–
Other Operating Income (Expenses)	(95)	45	(72)	17	(12)	–
Personnel and Administrative Expenses	(277)	(244)	(768)	(183)	(246)	(648)
Tax Expenses	(36)	(32)	(97)	(38)	(46)	(124)
Financial Result	469	405	1,462	537	702	1,739
Operating Income	(11)	290	518	526	649	1,291
Non-Operating Income	(28)	19	(17)	(54)	28	(21)
Equity Result	158	(1)	174	61	18	437
Minority Interest	2	–	3	(2)	(1)	(2)
Income Before Taxes and Contributions	121	308	678	531	694	1,705
Taxes and Contributions on Income	90	(107)	(102)	(162)	(269)	(480)
Net Income	211	201	576	369	425	1,225
(*)	It includes Bradesco Saúde, wholly-owned subsidiary of Banco Bradesco, equity accounting result of IRB, affiliated company of Banco Bradesco, Private Pension Plan and Savings Bonds Operations.

Performance Ratios – in percentage

	2004			2005

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Claims Ratio (1)	87.4	84.2	84.6	84.5	79.9	81.4
Selling Ratio (2)	12.3	12.0	12.3	11.4	11.4	11.4
Combined Ratio (3)	119.6	104.6	110.6	101.6	101.5	101.4
Expanded Combined Ratio (4)	110.8	93.7	100.3	88.8	86.9	89.2
Administrative Expense Ratio (5)	14.5	12.7	13.1	8.5	11.9	10.5

N.B.:	for the purposes of comparison, in 2Q05 and 1H05 we excluded the provision for Health Insurance, in the amount of R$ 324 million.
	(1)	Retained Claims/Earned Premiums.
	(2)	Selling Expenses/Earned Premiums.
	(3)	(Retained Claims + Selling Expenses + Administrative Costs + Taxes + Other Operating Expenses)/Earned Premiums.
	(4)	(Retained Claims + Selling Expenses + Administrative Costs + Taxes + Other Operating Expenses)/(Earned Premiums + Financial Result).
	(5)	Administrative Expenses/Earned Premiums.

Insurance Premiums – Market Share (%)

Source: SUSEP and ANS

In the insurance segment, according to information published by SUSEP and ANS data up to August 2005, Bradesco secured R$ 8.1 billion in premiums and maintained its industry leadership with a 25.0% market share. The insurance sector obtained a total of R$ 32.183 billion in premiums up to August.

Growth in Technical Provisions (*) – R$ million

(*) Bradesco Saúde, Banco Bradesco's wholly-owned, is included.

The exhibits presenting the technical provisions of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums by Insurance Line – R$ million

	2004			2005

Insurance Line			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Health(*)	710	792	2,231	495	885	2,540
Auto/RCF	393	413	1,198	493	520	1,473
Life/AP/VGBL	257	268	778	312	337	944
Basic Lines	90	90	275	88	94	274
DPVAT	28	26	88	31	28	112
Total	1,478	1,589	4,570	1,419	1,864	5,343
(*) In 2Q05, a provision for Health Insurance was considered, in the amount of R$ 324 million.

In September 2005, there was an increase of 16.9% in premiums earned in the insurance segment, if compared to the same period of the previous year.

Earned Premiums by Line – %

N.B.: for the purposes of comparison, in 2Q05 and 2005 YTD we excluded the provision for Health Insurance, in the amount of R$ 324 million

Retained Claims by Insurance Line – R$ million

	2004			2005

Insurance Line			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Health	660	734	2,056	796	805	2,390
Auto/RCF	381	357	1,067	370	400	1,107
Life/AP/VGBL	173	164	507	222	212	592
Basic Lines	56	61	166	64	53	181
DPVAT	21	22	71	22	20	80
Total	1,291	1,338	3,867	1,474	1,490	4,350

Breakdown of loss ratio by Insurance Line (%)

N.B.: for the purposes of comparison, in 2Q05 and 1H05 we excluded the provision for Health Insurance, in the amount of R$ 324 million

Insurance Selling Expenses by Insurance Line – R$ million

	2004			2005

Insurance Line			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Health	23	25	71	24	25	76
Auto/RCF	71	77	219	89	93	263
Life/AP/VGBL	68	72	220	68	74	215
Basic Lines	20	17	54	16	21	56
DPVAT	–	–	–	1	–	1
Total	182	191	564	198	213	611

Selling Expenses by Insurance Line (%)

N.B.: for the purposes of comparison, in 2Q05 and 1H05 we excluded the provision for Health Insurance, in the amount of R$ 324 million

Number of insured – in thousands

Up to September 2005, there was an increase of 23.3% in the average customer base when compared to the same period of the previous year.

When comparing 3Q05 to the same period of the prior year, Bradesco Saúde maintained its noteworthy market position, especially in the corporate health insurance segment (source: ANS). Brazilian consumers are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.6 million customers.

The increasing number of insured from large corporations that have contracted Bradesco Saúde, confirms the insurance company’s high level of expertise and personalization in Corporate Insurance services, a distinct advantage in the Supplementary Health Insurance market.

Almost 12 thousand companies in Brazil have acquired Bradesco Saúde insurance products. Out of Brazil’s 100 largest companies in terms of revenues, 31 are Bradesco’s clients in the Health and Dental Health lines and out of the country’s 50 largest companies, 32% are Bradesco Saúde’s clients. (source: Exame Magazine’s Maiores e Melhores de julho de 2005 – Biggest and Best List, July 2005).

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for the insured, prospects and brokers.

Until August 2005, the Bradesco Auto/RE maintained its position as one of the main players in the Brazilian Basic Line (RE) Insurance market, with a significant 9.6% share of total market sales in this area.

In the area of domestic and international transport insurance, we are conquering new important businesses in the shipper segment, mainly Corporate and Bradesco Empresa’s (Middle Market) clients. We renewed insurance policies of important companies, such as: Grupo Bunge, Sony, Ericsson, Aracruz Celulose, Vega do Sul, Gradiente and Petrobras, in the latter, we also won the International Transport insurance.

In the Corporate Risk segment, Bradesco Auto/RE was guarantor of facilities and businesses of 147 Brazil’s largest companies, related to insurance operations of large corporations in the oil, petrochemical, steel, mining, aircraft, automobile, pulp and paper industries, with relevant contracting of policies for Operating Risks and Named, Domestic and International Transport, Engineering Risks, Aircraft, Oil Risks and Port Operator.

It is worth mentioning the contracting of Operating Risk insurance of Furnas Centrais Elétricas among new insurances obtained.

We renewed important and significant accounts in the segment of Maritime Hulls: Navegação Vale do Rio Doce – Docenave, Empresa de Navegação Elcano and Navegação Guarita.

In the aviation segment, we maintained our leadership in Varig’s insurance, we also increased by 86% our share. In addition, we have been maintained a good performance in the segment of business aircraft, the product “Bradesco Seguro Aeronáutico” (Bradesco Aircraft Insurance), which this year completed one year of launching.

In the Corporate segment, Bradesco Auto/RE has been strengthening the relationship with Bradesco Corporate and Bradesco Empresas (Middle Market) aiming a greater success in the insurance renewal, currently under its leadership, and conquering new insurance contracts in facilities and businesses of other large companies in the country.

In the mass market insurance segment, whose products are focused on individuals, small and medium-sized companies, (SMEs) we maintained a meaningful number of customers, in particular those of the Residential Insurance line, with more than 800,000 homes insured.

Another high profitability segment was the Diverse Risks directed to equipment, mainly the insurance arising from operations of leasing, FINAME and CDC of Banco Bradesco.

The continuous upgrading of products provides the improvement of the services rendered to our clients and contributing significantly for the increase in income of the current period.

In the Auto/RCF line, the market was affected by intense competition in big metropolitan areas, aggravated by a small growth in insured vehicle market.

During the period, we maintained our technically correct pricing policy, focused on balanced portfolio results. We consolidated our pricing policy based on the insured specific characteristics, after one year it was launched. We also maintained differentiated services, which add value to our products, such as discounts given through the nationwide customer service networks and autoglass repair, as well as the increase in the number of relationships with brokers which are carried out exclusively via Internet.

Bradesco’s market share of the Auto/RCF portfolio, up to August, 2005 was 17.7% .

Awards/Recognition

1.	In March 2005, Bradesco Seguros was awarded with the Segurador Brasil 2005, sponsored by “Segurador Brasil” magazine, being elected as the “Insurance Company of the Year”.

2.	In March 2005, Bradesco Seguros was appointed in the seventh edition of the poll “Marcas de Quem Decide” (Brands of Those Who Decide), as the preferred insurance company amongst Rio Grande do Sul state consumers. This poll is prepared by Jornal do Comércio in partnership with the Qualidata Institute, being recognized as the most complete study concerning brands in the Brazil’s south region.

3.	In April 2005, the president of Bradesco Seguros e Previdência, Luiz Carlos Trabuco Cappi, was elected the National Sector Leader under the Insurance and Private Pension Plan category. He was chosen at the Forum of Gazeta Mercantil Leaders.

4.	In May 2005, Bradesco Seguros was chosen the “Outstanding Performance of the Year”, in award promoted by the “Conjuntura Econômica” magazine, of Getúlio Vargas Foundation Brazilian Institute of Economy (Ibre/FGV ), as the best insurance company in 2004 under the following aspects: Net Income, Total Assets, Stockholders’ Equity and Best Operating Margin.

5.	In May, Bradesco Seguros e Previdência website won the iBest Award for the fourth time, regarded as the “Oscar” of the Brazilian Internet.The Insurance Company was the winner in the popular vote for “Insurance” category and “Marketing Campaign” category (Academia iBest), where it competed with various segment companies, which makes this achievement even more significant.

6.	Bradesco Seguros won the “XI Prêmio Abemd de Marketing Direto 2005” (Direct Marketing 9th Abemd Award 2005), promoted by the Brazilian Association of Direct Marketing (Abemd).The Company won the category Financial Products and Services – Insurance, Private Pension Plan, Investment, Savings Bonds and Others, thanks to the case “Campanha Renovação de Seguro Auto” (Auto Insurance Renewal Campaign).

7.	Bradesco Seguros was awarded in the category Insurance Leadership /Insurance Company on the “X Top of Mind – Common Market, Successful Brands – Minas Gerais”, promoted by “Mercado Comum” magazine.

8.	In June, Bradesco Seguros deserved special acknowledgment in the “Balanço Financeiro” magazine award, an annual publication edited by “Gazeta Mercantil” in partnership with the consulting firm Austin Rating. The company was awarded in the “Insurance” category.

9.	In June 2005, Bradesco Seguros was awarded with the trophy “Gaivota de Ouro”, granted by the“Seguro Total” magazine. The company deserved special acknowledgment in the category “Excellence in total premiums” in the “V Prêmio Mercado de Seguros 2005” (5th Insurance Market Award 2005).

10.	In August 2005, Bradesco Seguros received the 2005 Carrier Preference Award, under the category “Insurance Company”, of the Union of Carriers of the State of Rio Grande do Sul (SETCERGS). The award created in 1994 aims at knowing which products and brands are preferred by the carriers of Rio Grande do Sul.

11.	In September 2005, the president of Bradesco Seguros e Previdência, Luiz Carlos Trabuco Cappi, received the award “Outstanding Performances of the Year”, under the category “Insurance Man of the Year”. The “Outstanding Performances of the Year”, conducted with members of “Clube Vida em Grupo” (Group Life Club) of Rio de Janeiro (CVG – RJ), exists for 29 years and it is regarded as the “Insurance Oscar”, paying a tribute to professionals of such area, entities and companies which most contributed to the growth of insurance market.

Sponsorships

1.	Bradesco Seguros was the exclusive sponsor for the 37th edition of the award “Sports Highlights”, promoted by “A Notícia” newspaper, a newspaper from the state of Santa Catarina. The event took place on March 11, at CentroSul’s conventions center, in the city of Florianópolis. In 2004, 44 successful athletes from Santa Catarina were honored with a trophy called “O Jornaleiro”.

2.	Bradesco Seguros sponsors Motoristas.com, a website launched by Globo Online – “O Globo” newspaper Internet version in partnership with Detran (Traffic State Department) –Rio de Janeiro.

3.	In May 2005, Bradesco Seguros was the official insurance company of the “XII Bienal Internacional do Livro” (12th International Book Fair), held in the city of Rio de Janeiro.

4.	Bradesco Seguros sponsored the 31st National Conference of Human Resources (CONARH), which took place from August 1 to 4, at the Transamérica Expo Center, in São Paulo.

5.	Bradesco Seguros sponsored the 1st Forum of Mass Insurance Marketing, which took place on August 9 and 10, at the Maksoud Plaza Hotel, in the city of São Paulo.

Vida e Previdência (Private Pension Plans)

Balance Sheet

	R$ million

	2004		2005

	June	September	June	September

Assets
Current Assets and Long-Term Assets	27,008	29,454	32,876	34,719
Funds Available	29	41	59	46
Marketable Securities	26,489	28,826	32,077	33,876
Insurance Operations and Other Receivables	490	587	740	797
Permanent Assets	1,063	1,194	803	918
Total	28,071	30,648	33,679	35,637

Liabilities
Current and Long-Term Liabilities	26,017	28,171	32,099	33,697
Tax and Social Security Contingencies	554	704	619	740
Operating Liabilities for Insurance and Private Pension Plans	63	61	97	114
Other Liabilities	266	347	304	269
Technical Provisions	25,134	27,059	31,079	32,574
Stockholders' Equity	2,054	2,477	1,580	1,940
Total	28,071	30,648	33,679	35,637

Statement of Income

	R$ million

	2004			2005

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Retained Premiums	224	266	717	285	294	883
Variations in Premium Reserves	(4)	(25)	(39)	(5)	–	(16)
Earned Premiums	220	241	678	280	294	867
Retained Claims	(125)	(138)	(424)	(206)	(189)	(563)
Expenses with Benefits – VGBL	(10)	(11)	(26)	(17)	(28)	(58)
Selling Expenses – Insurance	(48)	(55)	(162)	(56)	(63)	(175)
Other Operating Income (Expenses)	48	75	188	106	95	286
Income from Contributions and VGBL	1,395	1,810	4,670	1,450	1,869	4,659
Technical Provisions Variation – Pension
Plans and VGBL	(617)	(973)	(2,440)	(178)	(659)	(847)
Benefits/Redemptions Expenses	(581)	(486)	(1,594)	(611)	(588)	(1,930)
Redemptions Expenses – VGBL	(330)	(357)	(926)	(637)	(600)	(1,843)
Selling Expenses – Pension Plans and VGBL	(38)	(39)	(114)	(40)	(44)	(126)
Administrative Expenses	(48)	(62)	(168)	(60)	(66)	(183)
Tax Expenses	(13)	(12)	(32)	(17)	(22)	(52)
Financial Income	988	1,117	3,112	1,140	1,180	3,505
Financial Expenses	(691)	(926)	(2,251)	(874)	(845)	(2,645)
Equity Income and Expenses	167	58	227	93	89	588
Non-Operating Income (Expense)	–	3	5	(8)	(1)	(14)
Income Before Taxes and Contributions	317	245	743	365	422	1,469
Taxes and Contributions on Income	(49)	(64)	(173)	(90)	(111)	(297)
Net Income	268	181	570	275	311	1,172

Income from Pension Plans and VGBL – Market Share (%)

Source: SUSEP

Until September 2005, income from pension plans totaled R$ 4.659 billion.

Life Insurance Premiums – Market Share (%)

Source: SUSEP

Income on net premiums written until September 2005 totaled R$ 968 million.

Increase in Technical Provisions – R$ million

Total technical provisions of Bradesco Vida e Previdência in September 2005 of R$ 32,574 million comprised R$ 20,048 million for supplementary pension plans, R$ 11,547 million for VGBL, R$ 896 million for life and personal accident, R$ 79 million for DPVAT and R$ 4 million for retroassignment.

Private Pension Plans and VGBL Investment Portfolios – Market Share (%)

Source: ANAPP

In September 2005, the Investment Portfolios totaled R$ 33,406 million.

Increase in Number of Participants – in thousands

Increase in Life Insurance Policyholders – in thousands

Thanks to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership, in 3Q05, of both markets in which it operates, with a 35.2% share of income from private pension plans and a 16.3% share of life insurance premiums.

Bradesco is also sole leader in VGBL plans with a 47.4% share and a 30.8% share in PGBL (Source: ANAPP – Data accumulated until August 2005).

The number of Bradesco Vida e Previdência customers reached 33.1%, in September 2005, compared to the same period of 2004, surpassing the mark of 1.6 million private pension plan participants and 8 million life insurance holders. This significant increase was prompted by the strength of the Bradesco Brand name, by the use of an appropriate management and sales policies.

Year-end technical provisions totaled R$ 32.6 billion in September 2005, an increase of 20.4% as compared to the same period of 2004. The portfolio of investments in private pensions and VGBL totaled R$ 33.4 billion, comprising almost half of all market resources.

Awards/Recognition

The quality of services rendered by Bradesco Vida e Previdência was recognized in 2005, conquering the following awards:

  “Desbravadores” Trophy – pioneer in VGBL, awarded in March, 2005;
  “Marketing 10” Trophy – by line of products (Life insurance, Premium on Personal Accidents, Prev Jovem, amongst others), awarded in March 2005.
  Company of the Year – awarded by FGV in May, 2005;
  Top of Business – awarded in May, 2005;
  Best and Biggest – Top in the ranking of largest insurance companies by premium, June/2005 edition;
  2005 Reliable Brands – Reader’s Digest “Seleções” magazine, as the most reliable brand in the supplementary private pension industry; and
  Acknowledgment for the case “Bradesco Corporate Life Insurance: the democratization of access to life insurance reaches micro and small-sized companies” by Brazilian Academy of Insurance and Pension – ANSP.

Savings Bonds Companies (1)

Balance Sheet – R$ million

	2004		2005

	June	September	June	September

Assets
Current Assets and Long-Term Assets	2,683	2,813	2,749	2,940
Marketable Securities	2,596	2,719	2,658	2,811
Accounts Receivable and Other Receivables	87	94	91	129
Permanent Assets	201	205	34	80
Total	2,884	3,018	2,783	3,020

Liabilities
Current and Long-Term Liabilities	2,416	2,413	2,352	2,461
Tax and Labor Contingencies	286	177	192	194
Other Liabilities	121	187	108	132
Technical Provisions	2,009	2,049	2,052	2,135
Stockholders' Equity	468	605	431	559
Total	2,884	3,018	2,783	3,020

Statement of Income – R$ million

	2004			2005

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Income from Savings Bonds	396	338	1,040	357	393	1,034
Technical Provisions Variation	(7)	11	(46)	21	(16)	(9)
Draws and Redemption of Bonds	(346)	(313)	(932)	(313)	(338)	(898)
Redemptions	(336)	(299)	(896)	(304)	(328)	(870)
Draws	(10)	(14)	(36)	(9)	(10)	(28)
Selling Expenses	–	–	(1)	(3)	(5)	(12)
Other Operating Income (Expenses)	–	–	1	–	1	1
Financial Result	71	60	238	71	100	242
Administrative Expenses/Taxes	(28)	(22)	(69)	(12)	(16)	(40)
Equity Result	26	4	33	–	–	49
Non-Operating Income	–	(1)	(2)	–	8	8
Income Before Taxes and Contributions	112	77	262	121	127	375
Taxes and Contributions on Income	(27)	(25)	(76)	(39)	(43)	(108)
Net Income	85	52	186	82	84	267
(1) Bradesco Capitalização and Atlântica Capitalização are included.

Bradesco Capitalização’s outstanding position in the savings bonds market is the result of its transparent operating policy, which is focused on adjusting its products in line with potential consumer demand.

Regionally, the company holds a leadership position in two Brazilian states, according to the latest figures for August 2005 published by SUSEP. The company’s market share was of 31.6% in Amazonas and 26.7% in São Paulo.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, a number of products were developed, which vary in accordance with the type of payment (lump sum or monthly), contribution terms, regularity of draws (weekly or monthly) and related prize amounts. This phase brought the general public closer and consolidated the success of the popular “Pé Quente Bradesco” (Lucky Bond) savings bonds series.

Bradesco Capitalização was the first private savings bonds company in Brazil to receive ISO 9002 Certification, which in December 2002 was upgraded to the 2000 Version ISO 9001:2000. Granted by Fundação Vanzolini, the certification attests to the management quality of Bradesco Savings Bonds and confirms the principles on which their creation was based: good products, good services and continuous growth.

Income from Savings Bonds Certificates – Market Share (%)

Source: SUSE

Technical Provisions – Market Share (%)

Source: SUSEP

Growth in Technical Provisions – R$ million

Due to the growing strengthening of Technical provisions volume, Bradesco Capitalização reached the amount of R$ 2.1 billion in September 2005 and according to August 2005 data, released by SUSEP, it holds 20.7% of the total volume of Technical Provisions in the market.

All these results deliver safety and reaffirm the financial solidity and the ability to honor the commitments assumed with clients.

Number of Customers – in thousands

As a result of a customer loyalty building policy, focused on the quality customer service and the offer of innovative products, the number of Bradesco Capitalização’s clients totaled more than 2.6 million at the 3Q05.

Outstanding Savings Bonds – in thousands

Outstanding Savings Bonds with Transfer of Draw Participation Rights – in thousands

Outstanding Savings Bonds – in thousands

The outstanding savings bonds portfolio decreased from 45.4 million recorded in September 2004 to 12.3 million in September 2005. This decrease was motivated by the redemption of a major series of bonds with “Transfer of Draw Participation Rights”, which were sold in 2004 via partnership agreements in various market segments. Of the total portfolio, 62.2% comprise bonds with “Transfer of Draw

Participation Rights”, including Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa etc. Since the purpose of this type of savings bonds certificate is to add value to partners’ products or to provide incentives for customer due payments, these are low-priced bonds which are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Recognition

1.	In March 2005, Bradesco Capitalização was awarded the “Segurador Brasil 2005” (Brazil’s Insurance Company 2005), sponsored by “Segurador Brasil” magazine. The company was recognized as having the “Best Performance”.

2.	Bradesco Capitalização conquered the “Top of Marketing 2005” Award, of ADVB/SP, for the case “Pé Quente Bradesco SOS Mata Atlântica”(Bradesco Lucky Bond Helping the Atlantic Forest). The award aims at giving special acknowledgement to Organizations strengthening the creation or the endurance of its product, service or brand, by means of innovative and solid marketing strategies.

3.	Bradesco Capitalização deserved special acknowledgement in the “Balanço Financeiro” magazine award, an annual publication edited by Gazeta Mercantil in partnership with the consulting firm Austin Rating. The company was awarded in the “Savings Bonds” category.

4.	In June 2005, Bradesco Capitalização was given the trophy “Gaivota de Ouro”, granted by the “Seguro Total” magazine. The company received special acknowledgement in the “Melhores Empresas de Capitalização” (Best Savings Bonds Companies) category in the “V Prêmio Mercado de Seguros 2005” (5th Insurance Market Award 2005).

Banco FinasaFinas

Consolidated Balance Sheet

	R$ million

	2004		2005

	June	September	June	September

Assets
Current Assets and Long-Term Assets	7,037	7,652	11,883	14,015
Funds Available	5	8	10	7
Interbank Investments	111	37	245	232
Marketable Securities and Derivative Financial Instruments	68	78	59	53
Interbank Accounts	29	30	33	29
Loan and Leasing Operations	6,482	7,129	11,048	13,249
Allowance for Doubtful Accounts	(227)	(233)	(329)	(432)
Other Receivables and Other Assets	569	603	817	877
Permanent Assets	361	343	1,739	1,785
Total	7,398	7,995	13,622	15,800

Liabilities
Current and Long-Term Liabilities	7,023	7,551	12,927	15,034
Demand, Time and Interbank Deposits	6,479	7,025	12,487	14,620
Interbank Accounts	3	2	–	–
Borrowings and Onlendings	55	51	10	9
Derivative Financial Instruments	241	203	83	52
Other Liabilities	245	270	347	353
Deferred Income	30	35	51	47
Stockholders’ Equity	345	409	644	719
Total	7,398	7,995	13,622	15,800

Consolidated Statement of Income

	R$ million

	2004			2005

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Income from Financial Intermediation	567	590	1,667	849	1,028	2,613
Financial Intermediation Expenses	(300)	(333)	(895)	(615)	(767)	(1,882)
Gross Income from Financial
Intermediation	267	257	772	234	261	731
Other Operating Income (Expenses)	(137)	(160)	(449)	(168)	(180)	(498)
Operating Income	130	97	323	66	81	233
Non-Operating Income (Expenses)	(2)	1	(5)	–	(1)	–
Income Before Taxes and Contributions	128	98	318	66	80	233
Taxes and Contributions on Income	(6)	(34)	(72)	(6)	(6)	(27)
Net Income	122	64	246	60	74	206

Profile

Finasa has been Bradesco’s consumer finance company since 1998, operating on a supplementary basis to the Organization’s businesses in the consumer’s credit segment, focusing on three business lines at retail: automobiles, which included the new area of Transports, Personal Loan, with a dedicated staff and Finabens (goods and services).

Finasa Promotora de Vendas Ltda., Finasa’s wholly-owned subsidiary, provides for clients and trade partners prospecting services, through 224 branches established nationwide. The Company recorded in September 2005, the following registered partners data: 18,537 auto resale and 22,043 stores selling furniture and home décor, tourism, auto parts, IT programs and equipment, home improvement material, clothing and footwear, amongst others. During same period, it had 3,919 employees, of which 71% of them were directly performing in clients and new businesses prospect.

Proceeding with the policy of expanding Bradesco’s businesses by means of Operating Agreements with Stores Chain, Car Makers and Car Resale, agreements were entered into this quarter with Ponte Irmãos stores, mainly located in the northern region of Brazil and in the state of Mato Grosso; with Eletrozema, network operating in the state of Minas Gerais, midwest region and state of Pará; and with GR Eletro –Vesle, network present in the mid-west and northern regions of Brazil.

Operating Performance

On September 30, 2005, total assets – consolidated reached R$15.9 billion, a 97.62% growth over September 2004 and 15.99% over June 2005.

Loan and Leasing Operations ended the 3Q05 with a balance of R$13.2 billion, prior to the Allowance for Doubtful Accounts, representing a 85.85% growth over same period of 2004 and 19.92% over 2Q05.

Light vehicles and transport financing and leasing portfolio, with a balance of R$10.8 billion on September 30, 2005, increased 62.85% over same period of 2004, with a production of R$ 7.0 billion in the nine months of 2005, a 59.07% increase to that produced in the nine months of previous year.

The portfolio of Other Goods and Services Financing (FINABENS), ended 3Q05 with a balance of R$ 2.1 billion, 5.47 times higher than the same period of previous year and a volume produced in the nine months of 2005 of R$ 2.7 billion, 4.34 times higher than same period of 2004, pointing out the commencement of operating agreement with Casas Bahia in 1H05.

The Personal Loan also showed a significant growth of 187.28%, between September 2005 and 2004, reaching a balance of R$356 million, with R$ 373 million in volume of new businesses from January to September 2005, 224.77% higher than same period of 2004, recording in the nine months of this year, the opening of 98 new branches, including those 33 ones acquired from Morada Serviços Financeiros Ltda. in April this year.

The participation of balance of Allowance for Doubtful Accounts over Loan and Leasing Operations in September 2005 was 3.26%, practically the same verified in September 2004.

In the nine months of 2005, Finasa verified Net Income, before the swap mark-to-market, of R$ 184.3 million against R$ 147.5 million verified in the first nine months of 2004, a 24.95% increase, ending the month of September 2005 with a stockholders’ equity of R$ 719 million, which included R$ 80 million from capital increase occurred in April 2005, referring to the purchase of Morada Serviços Financeiros Ltda.

Net Income after the swap mark-to-market, which during such nine months had a reduced effect than in the nine months of the previous year, of R$ 21.9 million and R$ 98.0 million, respectively, was composed as follows:

	R$ million

	September YTD

	2004	2005

Net Income Before Swap Mark-to-Market	147.5	184.3
Swap Mark-to-Market Effect	98.0	21.9
Net Income	245.5	206.2

Leasing Companies

On September 30, 2005, Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A., Arrendamento Mercantil and Zogbi Leasing S.A. Arrendamento Mercantil, besides the leasing portfolio of Banco Finasa S.A., which is directly shown in its statements.

Leasing Companies

On April 15, 2005, the 1st Debentures Public Offering Program was filed at CVM under No. CVM/SRE/PRO/2005/004, with duration of up to 2 years and R$10.0 billion limit, out of which the following issuances were recorded:

– 40,000,000 (1st issuance) simple debentures, under No CVM/SRE/DEB/2005/017, with unit value of R$100.00, issuance date as of February 1, 2005, and a total amount of issuance of R$ 4.0 billion, a 20-year term, as from the issuance date, with payment of compensatory interest on the debentures maturity date;

– 30,000 (2nd issuance), simple debentures, under No CVM/SRE/DEB/2005/029, with unit value of R$ 100,000.00, issuance date as of May 1, 2005, and a total amount of issuance of R$ 3.0 billion, a 6-year term, as from the issuance date, with payment of compensatory interest on a semi-annual basis;

– 30,000,000 (3rd issuance) simple debentures, under No CVM/SRE/DEB/2005/045, using a 35% surplus, with unit value of R$ 100.00, with issuance date as of February 01, 2005, and a total amount of issuance of R$ 4.05 billion, a 20-year term as from the issuance date, with payment of compensatory interest on the debentures maturity date.

Aggregated Balance Sheet

	R$ million

	2004		2005

	June	September	June	September

Assets

Current Assets and Long-Term Assets	5,259	4,737	13,000	13,558
Funds Available	1	1	–	–
Interbank Investments	2,325	2,257	10,135	10,558
Marketable Securities and Derivative Financial Instruments	1,273	618	668	725
Leasing Operations	1,271	1,348	1,673	1,785
Allowance for Doubtful Accounts	(107)	(95)	(82)	(91)
Other Receivables and Other Assets	496	608	606	581
Permanent Assets	37	485	86	97
Total	5,296	5,222	13,086	13,655

Liabilities
Current and Long-Term Liabilities	3,060	3,131	10,803	11,296
Funds obtained in the Open Market and Funds Received from	1,766	1,834	9,465	9,916
Issuance of Securities
Borrowings and Onlendings	203	191	177	185
Derivative Financial Instruments	15	11	4	2
Subordinated Debt	623	624	629	629
Other Liabilities	453	471	528	564
Stockholders' Equity	2,236	2,091	2,283	2,359
Total	5,296	5,222	13,086	13,655

Statement of Income

	R$ million

	2004			2005

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Income from Financial Intermediation	426	257	1,098	595	843	1,841
Financial Intermediation Expenses	(324)	(191)	(819)	(479)	(709)	(1,480)
Gross Income from Financial
Intermediation	102	66	279	116	134	361
Other Operating Income (Expenses)	(25)	8	(31)	(50)	(17)	(82)
Operating Income	77	74	248	66	117	279
Non-Operating Income (Expenses)	–	(5)	(4)	1	–	1
Income Before Taxes and Contributions	77	69	244	67	117	280
Taxes and Contributions on Income	(24)	(15)	(76)	(20)	(41)	(94)
Net Income	53	54	168	47	76	186

Leasing Performance – Consolidated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

On September 30, leasing operations brought to present value totaled R$ 2.2 billion, with a balance of R$ 8.3 million receivable in operating leases.

The Bradesco Organization leasing companies are sector leaders, according to ABEL, with an 11.4% share of this market (reference date: August 2005).

This sound performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the heavy vehicle and machinery/equipment sectors.

The following graph presents the breakdown of Bradesco's consolidated leasing portfolio by type of asset:

Portfolio by Type of Asset

Bradesco Consórcios (Consortium Purchase System)

Administradora (Management Company)

Balance Sheet

	R$ thousand

	2004		2005

	June	September	June	September

Assets
Current Assets and Long-Term Assets	47,501	61,552	116,074	142,513
Funds Available	–	8	9	–
Marketable Securities	45,765	60,217	114,002	140,332
Other Receivables	1,736	1,327	2,063	2,181
Permanent Assets	800	770	706	715
Total	48,301	62,322	116,780	143,228

Liabilities
Current and Long-Term Liabilities	14,336	15,055	37,918	44,976
Amounts Refundable to Former Groups Now Closed	5,650	5,749	6,081	6,234
Other Liabilities	8,686	9,306	31,837	38,742
Stockholders’ Equity	33,965	47,267	78,862	98,252
Total	48,301	62,322	116,780	143,228

Statement of Income

	R$ thousand

	2004			2005

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Fee income	20,023	22,935	58,293	33,427	39,674	102,894
Taxes Payable	(1,183)	(1,370)	(3,457)	(3,337)	(4,056)	(10,304)
Financial Income	1,263	1,780	3,962	4,501	5,700	13,521
Administrative Expenses (Including	(2,559)	(2,522)	(6,898)	(4,112)	(5,538)	(12,963)
Personnel Expenses)	(5,078)	(4,550)	(11,830)	(5,907)	(6,297)	(14,540)
Selling Expenses	120	210	377	746	837	2,013
Other Operating (Expenses) Income
Income Before Taxes and Contributions	12,586	16,483	40,447	25,318	30,320	80,621
Taxes and Contributions on Income	(2,657)	(3,181)	(7,789)	(8,841)	(10,930)	(28,509)
Net Income	9,929	13,302	32,658	16,477	19,390	52,112

Consortium Groups

Balance Sheet – R$ thousand

	R$ million

	2004		2005

	June	September	June	September

Assets
Current and Long-Term Assets	164,330	201,818	377,010	437,245
Amount Offset	5,499,952	6,189,691	9,495,099	10,263,261
Total	5,664,282	6,391,509	9,872,109	10,700,506

Liabilities
Current and Long-Term Liabilities	21,626	30,923	69,131	83,050
Stockholders’ Equity	142,704	170,895	307,879	354,195
Amount Offset	5,499,952	6,189,691	9,495,099	10,263,261
Total	5,664,282	6,391,509	9,872,109	10,700,506

Operating Overview

Bradesco Consórcios on December 9, 2002 started to sell consortium purchase plan quotas to its employees, and on January 21, 2003, started to sell to account holders and non-account holders of Bradesco, and the consortium then became part of the portfolio of products offered by Bradesco, both for individuals and legal entities.

It operates in the automobile, truck, tractor and harvesting machines segments, as well as real estates, in such manner to maintain the quality excellence, with good practices of the system, according to the rules of Central Bank of Brazil and principles of Bradesco Organization.

The Company relies on all the facilities offered by the Bradesco Branch Network to commercialize its products, which is a distinct market advantage responsible for the rapid growth presented by the consortium purchase system segment. The extensive nature and security associated with the Bradesco Brand Name are added advantages for expanding consortium plan sales.

Segmentation

The Bradesco Organization’s entry into this segment is part of its strategy to offer the most complete range of product and services possible to its clients.

Bradesco Consórcios aims to provide all social classes with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices, especially taking into account in relation to real estate product, the country’s current high housing deficit.

Representation

Market Share – Real Estate Consortium

Source: Brazilian Central Bank.
Note: Embracon and Itaú's market share was not published in August 2004.

Market Share – Automobile Consortium

Source: Brazilian Central Bank.
Note: Banco do Brasil's market share was not published in August 2004.

Bradesco, present in this segment, has been playing an important role in the placement of personal and real property to the population. In this sector, the consumer may buy an apartment, house, land or office unit.

In the third quarter of 2005, 32 thousand consortium quotas were traded.

On September 30, 2005, we recorded total accumulated sales exceeding 202.8 thousand quotas of the consortium, summing up sales exceeding R$ 5.8 billion and recording 44.6 thousand draws, 33.7 thousand mil properties delivered and 1,015 active groups. In the 3rd quarter of 2005, we inaugurated 84 groups.

Active Quotes

Conquering Leadership

With a bold market strategy, Bradesco Consórcios leads the real estate segment, according to data informed by the Brazilian Central Bank in August, with 58,538 active quotas. These results brought important recognition, such as the Marketing Best and ADVB award.

Supported by an aggressive campaign for the sale of automobile quotas, Bradesco Consórcios reached also the leadership of the Auto segment, according to Central Bank’s data, leaving behind consortium management companies associated with car makers, such as: Volkswagen, Fiat and General Motors. In August 2005, we registered 120,079 active quotas referring to this segment.

Leadership is conquered and consolidated (Real Estate and Auto) as a result of ongoing and determined efforts, motivated by the enthusiasm of each sales teams and the Branch Network distribution.

Total Quotas Sold

Number of active participants comprising the 10 largest real estate consortium management companies (*)

Source: Central Bank of Brazil.
Note: Embracon and Itaú were not mentioned in ranking August 2004 of the 10 largest consortium management companies.

List of 10 largest auto segment consortium management companies

Source: Brazilian Central Bank.
Note: Banco do Brasil was not mentioned in the August 2004 ranking of the ten largest consortium management companies.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet

	R$ thousand

	2004		2005

	June	September	June	September

Assets
Current and Long-Term Assets	128,999	110,193	101,281	492,199
Funds Available	38	27	49	33
Interbank Investments and Securities	69,514	73,695	65,952	70,193
Other Receivables and Other Assets	59,447	36,471	35,280	421,973
Permanent Assets	22,154	23,058	28,926	29,955
Total	151,153	133,251	130,207	522,154

Liabilities
Current and Long-Term Liabilities	77,818	56,872	59,190	445,194
Other Liabilities	77,818	56,872	59,190	445,194
Stockholders' Equity	73,335	76,379	71,017	76,960
Total	151,153	133,251	130,207	522,154

Statement of Income

	R$ thousand

	2004			2005

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Income from Financial Intermediation	2,557	2,741	7,796	3,565	3,379	8,229
Other Operating Income (Expenses)	1,162	1,209	7,484	2,180	3,596	10,924
Operating Income	3,719	3,950	15,280	5,745	6,975	19,153
Non-Operating Income	2	–	2	(7)	–	(7)
Income before Taxes and Contributions	3,721	3,950	15,282	5,738	6,975	19,146
Taxes and Contributions on Income	(1,234)	(1,341)	(5,136)	(1,912)	(2,357)	(7,247)
Net Income	2,487	2,609	10,146	3,826	4,618	11,899

Bradesco Corretora ended the 3rd quarter of 2005 maintaining a status of outstanding performance in the Capital Markets.

We present below a summary of the main activities carried out during the 3Q05:

Bradesco Corretora ended the quarter in the 12th position of São Paulo Stock Exchange – BOVESPA ranking of top 90 participant brokers. 16,358 investors were served in such period, executing 143,441 stock purchase and sale orders, summing up a volume corresponding to R$ 5.0 billion. Bradesco Corretora has been participating with BOVESPA in the event “Bovespa vai até você” (Bovespa reaches you), with a view to popularizing the stock market.

In this quarter, Bradesco Corretora traded 1,144.7 thousand contracts at the Brazilian Mercantil & Futures Exchange – BM&F, with a financial volume of R$ 112.0 billion, reaching the 20th position in the ranking of top 70 participant brokers. It has been driving its efforts to proceed with the expansion of businesses, as well as to disseminate future markets. Concerning the agricultural sector, Bradesco Corretora has been directly acting in the main producing regions of the country, through visits, lectures, and participation in agribusiness fairs and exhibitions. Jointly with BM&F, it has been sponsored the clients’ visit to various regions of the country, such as São Paulo, BM&F and Bradesco Corretora. It has also been received producers, teachers, opinion makers and dealers of goods physical market. Since January, Bradesco Corretora, takes part in the trading of future mini-contracts of Bovespa Index, U.S. dollar and “boi gordo” (live cattle) through the WebTrading system, with a view to offering an alternative to carry out derivative operations directly at the trading floor.

Electronic trading carried out via Internet in the quarter summed up 75,012 orders executed, with a volume of R$ 502.0 million, accounting for 2.26% over total volume operated via Home Broker at BOVESPA, with Bradesco Corretora at the 8th position in the ranking. The client base grew 7.48%, with the acceptance of 2,437 new registrations in the quarter, period in which we received 12,900 e-mails.

Bradesco Corretora, with a financial volume of R$ 106.0 million in the quarter, acting in the Stock Public Offerings, Primary and Secondary Public Distributions, Special Operations, Stock Swap and Privatization Auctions, Bradesco Corretora maintains its outstanding position in the market.

Bradesco Corretora offers the investment analysis service, acting jointly with the Economics Department of Banco Bradesco S.A., providing reports on the performance of main markets, stock portfolio suggested and stock guide.

In addition, it offers non-resident investors’ representation service in operations conducted in the financial and capital markets, under the terms of the CMN (Brazilian Monetary Council) Resolution 2,689, as of January 26, 2000.

The net income recorded in the quarter amounted to R$ 4.6 million.

The Stockholders’ Equity, at the end of the quarter, amounted to R$ 77.0 million and assets summed up R$ 522.2 million.

Information – Trading on BM&F and BOVESPA

	2004			2005

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

BM&F
Ranking	28th	29th	28th	21th	20th	19th
Contracts Traded (thousand)	666.3	640.5	2.037.1	914.8	1.144.7	2.936.7
Financial Volume (R$ billion)	76.1	69.9	226.0	90.2	112.0	308.6

Stock Exchange
Ranking	13th	10th	10th	24th	12th	12th
Number of Investors	40.071	20.341	113.904	15.609	16.358	40.286
Number of Orders Executed	114.019	65.389	281.228	120.367	143.441	405.387
Volume Traded (R$ billion)	2.7	3.7	11.1	2.7	5.0	12.8

Home Broker
Ranking	5th	5th	5th	8th	8th	7th
Registered Clients	23.508	25.340	25.340	32.584	35.021	35.021
Orders Executed	49.229	60.783	169.797	62.853	75.012	210.864
Volume Traded (R$ million)	285.5	355.2	996.4	359.3	502.0	1.322.0

Bradesco Securities, Inc.

Balance Sheet

	R$ thousand

	2004		2005

	June	September	June	September

Assets
Current and Long-Term Assets	66,047	63,500	53,752	50,893
Funds Available	6,922	1,821	7,275	7,428
Interbank Investments	491	5,978	–	–
Marketable Securities and Derivative Financial Instruments	58,611	55,682	46,442	43,418
Other Receivables and Other Assets	23	19	35	47
Permanent Assets	46	34	16	12
Total	66,093	63,534	53,768	50,905

Liabilities
Current and Long-Term Liabilities	203	524	581	404
Other Liabilities	203	524	581	404
Stockholders' Equity	65,890	63,010	53,187	50,501
Total	66,093	63,534	53,768	50,905

Statement of Income

	R$ thousand

	2004			2005

			September			September
	2nd Qtr.	3rd Qtr.	YTD	2nd Qtr.	3rd Qtr.	YTD

Gross Income from Financial
Intermediation	(1,899)	3,263	2,084	2,392	710	2,352
Other Operating Income (Expenses)	(452)	(683)	(1,787)	(488)	(529)	(1,536)
Operating Income (Expenses)	(2,351)	2,580	297	1,904	181	816
Net Income/(Net Loss)	(2,351)	2,580	297	1,904	181	816

Bradesco Securities, Inc., a wholly-owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of stock share purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by the more than 90 ADR programs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets, and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Banco Bradesco obtained the Financial Holding Company status (Board of Governors of the Federal Reserve System), on January 30, 2004, which will allow the expansion of Bradesco Securities’ activities.

This status, given based on a rigorous analysis of various aspects determined in US banking legislation, including Bradesco’s high level of capitalization and the quality of its Management, will allow the Bank, either directly or through its subsidiaries, to operate in the US market, whenever considered convenient, carrying out financial activities under the same conditions as local banks, in particular the following:

– Securities trading (underwriting, private placement and market-making);

– Acquisitions, mergers, portfolio management and financial services (merchant banking);

– Mutual funds portfolio management; and

– Sale of insurance.

Accordingly, Banco Bradesco has strengthened its role in the Investment Banking segment, increasing opportunities for exploiting various financial activities in the US market and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 - Operating Structure

Corporate Organization Chart

Major Stockholders

(1)	The Bradesco Management (Board of Executive Officers and Board of Directors) comprises the Governing Board of the Fundação Bradesco, the Entity’s Top Deliberative Body. Reference Date: March 31, 2005

Main Subsidiaries and Affiliated Companies

Administrative Body

Risk Ratings – Bank

Fitch Ratings								Moody's Investors Service									Austin Rating
International Scale						National Scale		International Scale						National Scale		Financial Quality	National Scale	Corporate Governance (*)
Individual	Support	Foreign Currency		Local Currency		National		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Financial Soundness
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
A	1	AAA	F1	AAA	F1	AAA(bra)	F1+(bra)	Aaa	P-1	Aaa	P-1	Aaa	P-1	Aaa.br	BR-1	A	AAA	AAA
A/B	2	AA+	F2	AA+	F2	AA+(bra)	F1 (bra)	Aa1	P-2	Aa1	P-2	Aa1	P-2	Aa1.br	BR-2	A–	AA	AA
B	3	AA	F3	AA	F3	AA(bra)	F2 (bra)	Aa2	P-3	Aa2	P-3	Aa2	P-3	Aa2.br	BR-3	B+	A	A
B/C	4	AA–	B	AA–	B	AA– (bra)	F3 (bra)	Aa3	NP	Aa3	NP	Aa3	NP	Aa3.br	BR-4	B	BBB	BBB
C	5	A+	C	A+	C	A+ (bra)	B (bra)	A1		A1		A1		A1.br		B–	BB	BB
C/D		A	D	A	D	A (bra)	C (bra)	A2		A2		A2		A2.br		C+	B	B
D		A–		A–		A– (bra)	D (bra)	A3		A3		A3		A3.br		C	CCC	CCC
D/E		BBB+		BBB+		BBB+ (bra)		Baa1		Baa1		Baa1		Baa1.br		C–	CC	CC
E		BBB		BBB		BBB (bra)		Baa2		Baa2		Baa2		Baa2.br		D+	C	C
		BBB–		BBB–		BBB– (bra)		Baa3		Baa3		Baa3		Baa3.br		D
		BB+		BB+		BB+ (bra)		Ba1		Ba1		Ba1		Ba1.br		D–
		BB		BB		BB (bra)		Ba2		Ba2		Ba2		Ba2.br		E+
		BB–		BB–		BB– (bra)		Ba3		Ba3		Ba3		Ba3.br		E
		B+		B+		B+ (bra)		B1		B1		B1		B1.br
		B		B		B (bra)		B2		B2		B2		B2.br
		B–		B–		B– (bra)		B3		B3		B3		B3.br
		CCC		CCC		CCC (bra)		Caa1		Caa1		Caa1		Caa1.br
		CC		CC		CC (bra)		Caa2		Caa2		Caa2		Caa2.br
		C		C		C (bra)		Caa3		Caa3		Caa3		Caa3.br
		DDD		DDD		DDD (bra)		Ca		Ca		Ca		Ca.br
		DD		DD		DD (bra)		C		C		C		C.br
		D		D		D (bra)

N.B.:	Bradesco s risk ratings are among the highest attributed to Brazilian Banks. ’
(*) See recognition note at page 154.

Risk Ratings - Insurance and Savings Bond Companies

Insurance					Savings Bonds

Fitch Ratings		Standard & Poor’s	SR Rating		Standard & Poor’s

National Scale	International Scale	National Scale	International Scale	National Scale	National Scale

AAA (bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+ (bra)	AA+	brAA+	AA+SR	brAA+	brAA+
AA (bra)	AA	brAA	AASR	brAA	brAA
AA – (bra)	AA–	brAA–	AA–SR	brAA–	brAA–
A+ (bra)	A+	brA+	A+SR	brA+	brA+
A (bra)	A	brA	ASR	brA	brA
A– (bra)	A–	brA–	A–SR	brA–	brA–
BBB+ (bra)	BBB+	brBBB+	BBB+SR	brBBB+	brBBB+
BBB (bra)	BBB	brBBB	BBBSR	brBBB	brBBB
BBB– (bra)	BBB–	brBBB–	BBB–SR	brBBB–	brBBB–
BB+ (bra)	BB+	brBB+	BB+SR	brBB+	brBB+
BB (bra)	BB	brBB	BBSR	brBB	brBB
BB– (bra)	BB–	brBB–	BB–SR	brBB–	brBB–
B+ (bra)	B+	brB+	B+SR	brB+	brB+
B (bra)	B	brB	BSR	brB	brB
B– (bra)	B–	brB–	B–SR	brB–	brB–
CCC (bra)	CCC	brCCC	CCCSR	brCCC	brCCC
CC (bra)	CC	brCC	CCSR	brCC	brCC
C (bra)	C	brC	CSR	brC	brC
	DDD	brD	DSR	brD	brD
DD
D

Ranking

Source	Criterion	Position	Reference Date

“The Forbes Global 2000” Research	Banks/Forbes 2000*	1st (Brazil)	March 2005

“The Forbes Global 2000” Research	Banks/Forbes 2000*	38th (Worldwide)	March 2005

“The Forbes Global 2000” Research	Overall/Forbes 2000*	2nd (Brazil)	March 2005

“The Forbes Global 2000” Research	Overall/Forbes 2000*	208th (Worldwide)	March 2005

*	Forbes 2000: companies comprising “The Forbes Global 2000” list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

Market Segmentation

Bradesco operates on a segmented service basis, seeking to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco's structure allows to grouping together customers with similar profiles, facilitating superior quality customer service, extending business opportunities with a greater focus on relationship actions.

Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet client’s needs, developing long-term ethical and innovative relationship in harmony with stockholders' interest.

The area’s principal values and which permeate its day-to-day activities comprise the following:

– teamwork;

– ongoing pursuit of innovation and excellence in customer service;

– transparency in all actions;

– commitment to self-development;

– adherence to strategic guidelines;

– creativity, flexibility and initiative; and

– agile customer delivery.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to serve companies from its target market based on a customer, rather than product standpoint, under a centralized relations management, offering as well as traditional products, structured, Tailor-made and Capital Market solutions, through specific Managers who have a clear vision of risk, market, industries and relationship.

Among the various significant achievements obtained, we point out the ISO 9001:2000 quality certification received by all areas of the Corporate Banking structure, including its Corporate Banking exclusive customer service platforms, as well as the important partnerships entered into with major international banks: UFJ – Japan, BBVA – Spain and BES – Portugal.

Bradesco Corporate

Brazilian Desk

Bradesco was the first Brazilian bank to carry out an operating agreement with a Japanese bank allowing the inclusion of approximately 300 thousand Brazilians living and working in Japan.

This partnership between the different professionals from the two Banks, which was entered into two years ago, offers checking accounts and products and services destined to meet the needs of this community.

Customers have access to an exclusive UFJ-Bradesco Branch 7-days-a-week with bilingual (Japanese and Portuguese) employees who answer via Automated Consulting and Contract Machines – ACMs, which are fully integrated with the UFJ Branch Network, for local bank services and remittances to Brazil.

These facilities will also be available, initially, via 6,000 ATMs with screens in Portuguese, offering ease and convenience to customers.

The operating agreement establishes a strategic alliance between Bradesco and the UFJ Bank, which will become the world's largest bank following its merger with Banco Tokyo Mitsubishi.

Another example of a solution with significant added value for the Institution are the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship, familiarity with this industry's production chain and the synergy which exists among the Bank's various segments.

Total resources comprising assets (credit, bonds and guarantees) and liabilities (deposits and funds/portfolios) amount to R$62.3 billion.

Target Market

The 1,245 Economic Groups comprising Bradesco Corporate’s target market, which is comprised by large corporations which record sales results in excess of R$ 180 million per annum, are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Specialized Structures

In addition to the teams specialized in the different economic sectors, this service also maintains structures entirely dedicated to the management of specific clients:

Euro Desk – this structure is focused on the management of customers of Spanish origin and the development of financial solutions for Bradesco Corporate companies, prospecting business synergies in Europe and Latin America.

Asian Desk – this desk serves Asian descendent clients, by developing financial solutions as an economic financial advisor in businesses with Japan and the entire Asia.

Bradesco Empresas (Middle Market)

Bradesco's middle market segment (Bradesco Empresas) was implemented with a view to offering services to companies with annual sales results from R$15 million to R$180 million, through 66 exclusive Branches in the main Brazilian capitals.

Bradesco Empresas aims at offering the best business management, such as: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Finance, targeting customers’ satisfaction and results to Bradesco.

The 66 Branches are distributed throughout Brazil as follows: Southeast (41), South (16), Mid-West (4), Northeast (3) and North (2).

Bradesco Empresas is formed by a team of 369 Relationship Managers, who are included in the ANBID Certification Program, serving on average from 28 to 33 economic groups per Manager, on a tailor-made concept, encompassing 19,839 companies from all sectors of the economy.

Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals focused on personalized advisory services, offers the Bank's high-income individual customers with minimum funds available for investment of R$ 1 million, an exclusive line of products and services aimed at increasing their equity by maximizing returns. Therefore, the most appropriate financial solution is sought, considering each customer’s profile, under the Tailor-Made concept, providing advisory services for asset allocation and fiscal, tax and successor advisory services. Aiming the proximity to its customer base, Bradesco Private Banking has two offices in the cities of São Paulo and Rio de Janeiro, as well as 7 service units in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador and Recife. Bradesco Private Banking is also certified by ISO 9001:2000 with scope on the relationship management of high net wealth individuals.

Bradesco Prime

Bradesco Prime’s target public comprises individual customers with monthly income of more than R$ 4 thousand, or with investments in excess of R$ 50 thousand. This high-income segment is aligned to Bradesco’s commitment in offering a BancoCompleto (all-inclusive bank) to all its clients.

Bradesco Prime’s Mission is to be the first Client’s Bank, focusing on relationship quality and in offering appropriate solutions to their needs, with prepared staff, adding value to stockholders and employees, within high ethical and professional standards.

Bradesco Prime’s customers are provided with:

- VIP facilities specifically designed to provide comfort and privacy;

- Customized service by the Relationship Managers who, due to of their small client portfolios, are able to dedicate special attention to each client;

- Differentiated products and services, amongst them, the “Bradesco Prime Checking Account”, a loyalty program which is designed to add value and provide incentives to the client relationship with Bradesco through the offer of increasing benefits, the “chat on-line”, real time financial consultant, besides investments funds exclusively created for Bradesco Prime clients.

Bradesco Prime clients have access to a Network comprising 186 exclusive Branches throughout Brazil. In addition, clients use unique Internet Banking and Call Center facilities, in addition to the extensive Bradesco Customer Service Network, which includes its nationwide Branches and ATM equipment.

Some Prime branches also offer differentiated services, such as:

- Prime Digital Branch: focused on customer service via call center at extended business hours (from 8:00 am to 8:00 pm, 7 days-a-week, including bank holidays).

- Prime Branch at Cidade de Deus, Latin America's first Wireless Branch, where managers use remote- connected equipment, enabling client to conduct his/her business from his/her own facilities.

The Relationship Managers are continually enhancing their professional qualifications to meet the financial needs of their clients. Moreover, all of these Managers are included in the ANBID Certification Program.

Bradesco Varejo (Retail)

Bradesco maintains its Retail specialty, serving with high quality service all segments of the Brazilian population regardless of income level. The Bank has 15 million individuals and corporate customers account holders, who carry out millions of transactions daily at our Branches, Service Branches, Banco Postal (Post-Office Branches) and Bradesco Expresso, comprising Brazil's largest Customer Service Network, besides thousands of teller machines, providing easy and convenient services over extended hours.

In addition to the extensive service network, clients are offered the comfort of alternative service channels such as the Easy Phone (Fone Fácil) service and Internet Banking, which are already used for a significant portion of daily transactions.

Micro, small and medium-sized companies (SME), as well as individuals, are given special attention through oriented management.

The Retail segment has been focusing on the development of financial products, tailor-made to meet the customers' profile in an ongoing effort to offer quality, agile and reliable services to all customers, in particular, bearing in mind the value of customer relations.

The main focus of this segment is directed towards meeting the diverse customer demands, which include the offer of microcredit, onlending, foreign exchange and a complete range of financing products for individuals, which allied with the Bradesco Brand Name and nationwide Branch Network comprise an important source for increasing Bradesco's results.

Significant investments have been made in staff training, designed to qualify employees for customized and efficient customer service, seeking to preserve relations and increase the customers' loyalty to the Bank.

Bradesco Retail also makes available a Digital Branch, operating in a virtual environment and offering courier service. The Branch has a team of managers who serve its clients, regardless of location, from 8:00 am to 8:00 pm, seven days a week.

Banco Postal

Banco Postal is a brand through which the Brazilian Post Office Company – ECT renders services as Correspondent Bank of Bradesco.

Banco Postal is present throughout the country and aims at serving the low income population, deprived of banking services, especially in 1,700 cities where there are no other financial institution.

Services offered are:

- Acceptance and sending of proposals to open accounts;

- Acceptance and sending of loan proposals;

- Acceptance and sending of credit card proposals;

- Withdrawals;

- Deposits;

- Consultations of balances and bank statements; and

- Payment of utilities bills, bank slips and taxes.

Under the social and economic point of view, Banco Postal has been transforming the reality of cities where it is present, by improving people’s lives. A greater circulation of money now existing in such places creates development and foments the rising of new entrepreneurs, generating employment and recovering the citizenship. Another issue to be pointed out is the incentive to savings, practically non-existent prior to the arrival of Banco Postal, since now people have the opportunity to save their monies with a financial institutional.

In addition, Banco Postal offers convenience to those people who no longer need to walk dozens or even hundreds of kilometers to receive benefits or pay utilities bills. It is also worth mentioning the access to credit from a regulated institution, and also, the possibility of replacing the physical money with electronic currency, by using debit and credit cards on trade, then reducing the risks and improving the management of funds.

In the last quarter, Banco Postal reached the mark of 5,439 operational branches and more than 4.2 million of opened accounts, confirming its position as the most important Brazilian banking project.

Number of Transactions Made – in thousands

Customer Service Network

	2004				2005

	September				June			September

	Branches	PABs	PAEs	PAAs	Branches	PABs	PAEs	Branches	PABs	PAEs

Consolidated	3,049	806	1,458	19	2,913	903	1,429	2,916	937	1,453
Bradesco	2,972	789	1,448	–	2,912	903	1,429	2,915	937	1,453
BEM(1)	76	17	10	19	–	–	–	–	–	–
Banco Finasa	1	–	–	–	1	–	–	1	–	–

Banco Postal	5,299				5,403			5,439

Branches Abroad	6				4			3

Subsidiaries Abroad	6				5			4

ATMs	21,733				22,247			22,658

ATMs Network	1,866				2,081			2,164
Outplaced Terminais

Finasa Promotora de	52				203			224
Vendas

Promovel	69				–			–
Empreendimentos e
Serviços (2)

PAB (Corporate Site Branch), PAA (Advanced Service Branch) and PAE (Electronic Banking Branch).
(1)
The BEM Branches were incorporated on October 25, 2004; 29 Branches were integrated under the Bradesco flag; 12 PAAs were converted into Branches; 15 PABs and 3 PAEs were transferred to Bradesco and 2 PAEs were converted into PABs; and

(2)	Merged into Finasa Promotora de Vendas in November 2004.

Customer Service Network – Branches

Client/Branch Ratio – thousand

Bradesco and Market Share

Region/State	September 2004			September 2005

	Bradesco	Total banks in market (1)	Market share (%)	Bradesco	Total banks in market (1)	Market share (%)

Northern
Acre	5	31	16.1	5	33	15.2
Amazonas	59	132	44.7	58	135	43.0
Amapá	4	21	18.2	4	24	16.7
Pará	50	271	18.5	49	279	17.6
Rondônia	18	88	20.5	18	89	20.2
Roraima	2	17	11.8	2	17	11.8
Tocantins	13	78	16.7	13	85	15.3

Total	151	638	23.7	149	662	22.5

Northeast
Alagoas	12	122	9.8	11	125	8.8
Bahia	231	740	31.2	209	733	28.5
Ceará	29	359	8.1	29	371	7.8
Maranhão (2)	102	254	40.2	67	226	29.6
Paraíba	17	169	10.1	17	174	9.8
Pernambuco	65	468	13.9	63	478	13.2
Piauí	10	113	8.8	8	115	7.0
Rio Grande do Norte	14	133	10.5	13	144	9.0
Sergipe	13	152	8.6	12	158	7.6

Total	493	2,510	19.6	429	2,524	17.0

Mid-West
Distrito Federal	33	292	11.3	30	307	9.8
Goiás	107	538	19.9	106	550	19.3
Mato Grosso	61	229	26.6	62	241	25.7
Mato Grosso do Sul	56	223	25.1	56	224	25.0

Total	257	1,282	20.0	254	1,322	19.2

Southeast
Espírito Santo	40	315	12.7	40	330	12.1
Minas Gerais	286	1,822	15.7	276	1,828	15.1
Rio de Janeiro (3)	271	1,648	16.4	257	1,652	15.6
São Paulo	1,104	5,522	20.0	1,073	5,639	19.0

Total	1,701	9,307	18.3	1,646	9,449	17.4

South
Paraná	178	1,248	14.3	171	1,265	13.5
Rio Grande do Sul	161	1,396	11.6	157	1,427	11.0
Santa Catarina	108	820	13.2	110	833	13.2

Total	447	3,464	12.9	438	3,525	12.4

Overail Total	3,049	17,201	17.7	2,916	17,482	16.7

(1)	Source: UNICAD – Information on Entities of Interest to the Brazilian Central Bank (in 2005 – August).
(2)	Includes 76 Banco BEM’s branches (September/2004).
(3)	Includes one Banco Finasa’s branch.

Customer Service Network (Branches) – Market Share

Bradesco Day and Night Customer Service Channels

In addition to the Branch Network, Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services available via state-of-the-art technology through the following alternative channels: Self-Service (Auto-Atendimento), Easy Phone (Fone Fácil) and Internet Banking.

Bradesco Day and Night – ATM Network

This ATM network is distributed in strategic points throughout Brazil, with 22,658 machines as of 9.30.2005.

Bradesco ATM Network Distribution – Productivity from January to September 2005

ATM Network – Number of Transactions – in thousands

ATM Network – Financial Volume Evolution – R$ million

ATM Network Highlights – in millions

Items	2004			2005

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Cash Withdrawal Transactions	103.4	107.8	312.3	109.1	111.8	328.4
Deposit Transactions	48.7	50.2	146.8	48.5	59.1	154.8

Items	2004		2005

	June	September	June	September

Banking Service Outlets (nationwide network)	6,783	6,858	7,155	7,271
Outplaced Terminals (excluding branches, PABs and PAEs)	1,822	1,866	2,081	2,164

Highlights for the 3Q05

•  439.2 million transactions carried out, a 6.4% increase compared to the same period of 2004, comprising a daily average of 4.8 million;

•  Traded financial volume amounted to R$ 56.7 billion, up 6.8% compared to same period last year, comprising a daily average of R$ 641.9 million;

•  A 39% growth in the quantity and 49% in the personal loans amounts when compared to 3Q04;

•  819 ATMs were installed, which accounted for an increase of 155 machines when compared to 2Q05.

Bradesco Day and Night – Fone Fácil (Easy Phone Service)

Nationwide 24-hour call-center access, 7 days a week, with Electronic Voice-Response (EVR) technology and personalized calls.

Personalized calls are routed via Bradesco's Data and Voice Network to call centers sites in São Paulo – Santa Cecília and Osasco (Headquarters).

Fone Fácil – Number of Calls – million

Fone Fácil – Number of Transactions – in thousands

Fone Fácil – Financial Volume Evolution – R$ million

3Q05 Highlight

• In 3Q05, we received 70.6 million calls, which accounts for a growth of 20.1% in the total volume of calls compared to the same period in 2004.

Bradesco Day and Night – Internet Banking

Bradesco Day and Night – Internet Banking Bradesco Day and Night manages a Portal, which contains links to 40 related websites, 27 of which are institutional, and 13 are transactional. Since it was first launched, Bradesco Internet Banking has been focused on providing the largest number of online services as possible to its clients.

Bradesco Internet Banking currently offers to its clients 590 different services, of which 338 for individuals and 252 for corporate clients, which can be accessed around-the-clock, seven days a week from anywhere.

The figures evidence the enormous potential of the Internet.

Internet Banking – thousands of registered users

Internet Banking – Number of Transactions – in thousands (*)

(*)	Via Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (Web File Transmission).

Internet Banking – Financial Volume – R$ million (*)

(*)	Financial Volume transacted through the Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (File Web Transmission).

Services	Transactions – 3Q05

Bradesco Internet Banking	6.8 million registered users on 9.30.2005;
(www.bradesco.com.br)	79,9 million transactions carried out.

ShopInvest Bradesco	1,078 thousand registered users on 9.30.2005;
(www.shopinvest.com.br)	317,4 million transactions carried out.

ShopCredit	4.2 thousand transactions/operations carried out.
(www.shopcredit.com.br)

Bradesco Net Empresa	343,600 registered companies on 9.30.2005.
(www.bradesco.com.br)	8.2 million transactions/operations carried out.

Bradesco Cards	8.8 million transactions carried out.
(www.bradescocartoes.com.br)

Net Empresa – WebTA	56.7 million transactions/operations carried out.
(Web file Transmission)

3Q05 Highlights

• New Bradesco Private Website;

• New Bradesco Corporate Website;

• New ShopCredit Website;

• New Bradesco Empresas (Middle Market) Website;

• Real time payment at the Internet Banking;

• Implementation of New Real Estate System with Pre-Fixed Installments at the ShopCredit Website;

• New version of Corporate Governance at the Investor Relations Website;

• Implementation of Service Network at Bradesco Prime Website;

• Best Consumer Internet Bank – Brazil “Melhor Internet Banking Pessoa Física”;

• Best Corporate/Institutional Internet Bank – Brazil “Melhor Internet Banking Pessoa Jurídica”;

• Best Information Security Initiatives – Latin America “Melhor Site Pessoa Física em Iniciativas de Segurança”;

• Best Corporate/Institutional Web Site Design – Latin America “Melhor Site Pessoa Jurídica em Design”;

• Best Corporate/Institutional Integrated Site – Latin America “Melhor Site Pessoa Jurídica Integrado”.

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding the capacity of infrastructure, IT and telecommunications at Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing Bradesco as one of the world's most contemporary companies and creating added value for its clients and users at home and abroad.

Investments

	R$ million

	Years					September YTD

	2000	2001	2002	2003	2004	2005

Infrastructure	227	509	613	469	230	159
IT/Telecommunications	617	743	947	1,225	1,302	909
Total	844	1,252	1,560	1,694	1,532	1,068

Risk Management and Compliance

Credit Risks, Operating Risks, Market Risks, Internal Controls and Compliance

Activity and Structure

Risk management is becoming increasingly important, not only as a result of the global economy but also because of the most complex services and products provided to communities. Accordingly, Bradesco is constantly enhancing its risk management related activities in the pursuit to incorporate best international practices.

At Bradesco, risk management is seen as a competitive advantage, which adds value to the Bradesco Brand, since it provides the support required by the business areas for planning their activities, ensuring that resources are optimized and capital is allocated to the benefit of stockholders and society as a whole.

Accordingly, Bradesco has been providing important incentives over the years to its technical staff training programs, in particular regarding the professional qualification of those involved in the control and of risk management. The Department relies on an employee certified by GARP (Global Association of Risk Professionals) as financial risk manager, which consists of an internationally recognized exam for risk management professionals. In this regard, Bradesco has been encouraging over the years the technical improvement of its staff and especially the professionalization of those related to the risk control and management.

Aware that integrated risk management provides a competitive edge to activities, Bradesco established the Risk Management Department in July 1998, which, subsequent to the incorporation of compliance duties in March 2002, became the Risk Management and Compliance Department – DGRC. In July 2003, the department gained a statutory department director, aggregating the activities related to credit risk and other initiatives already in place in other areas of the Organization. The department became structured to perform the integrated management of loan, market, and operating risks, besides the compliance duties (comprising money laundering prevention, internal controls, information security, validation of transactions and Brazilian Payments System risks).

Organizational Structure of the Risk Management and Compliance Department:

The structure of the Risk Management and Compliance Department is designed not only to guarantee its independence, but also to place greater focus on these important value-added activities, demonstrating the Organization's commitment to the implementation of best corporate governance practices. Every effort is made to invest in and build its risk management capabilities. This is due to the fact that, as well as its own banking activities, Bradesco is extending risk analysis procedures to cover its equity related companies, such as BRAM –Bradesco Asset Management and all the insurance companies (Life, Private Pension Plans, Health, Savings Bonds and others), referring to market and actuarial risks, consolidating a single risk management culture throughout the Organization.

The Risk Management and Compliance Department is also responsible for coordinating compliance with the regulations to be issued by the Brazilian Central Bank, complementing Notice 12,746 as regards the New Capital Accord (Basel II) introduced by the Basel Committee in June 2004, and also the provisions of Section 404 of the Sarbanes-Oxley Act.

Risk Management Process

Bradesco adopts a comprehensive and integrated approach for managing all risks inherent to its activities, based on the support from its Internal Controls and Compliance structure. This integrated view allows the improvement of its risk management models, filling possible gaps, which could jeopardize the correct identification and assessment of risks.

Credit Risk Management

As part of its Credit Risk Management improvement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, developing new loss estimation models to examine and prepare the rating inventories used in the different sectors where the Bank operates, follow-up of credit analysis, granting and settlement processes, monitoring credit concentration and identifying the causes of default and prepare risk mitigation strategies.

Efforts are focused on the adoption of advanced and robust models, which are used to assess the risks inherent to all the components of the loan process, in line with best practices, as well as the recommendations of the most advanced models comprising the New Basel Capital Accord.

An important instrument – settled in 2004 – is the Executive Credit Risk Committee, which takes place monthly with the participation of senior management, focusing on assuring the strategic management of the Organization’s loan portfolio.

The following efforts, among others, are pointed out:

  implementation of expected and unexpected losses’ calculation system, besides of the allocation of the corresponding capital in Compliance with the New Basel Accord’s requirements;

  backtesting of the models used for measuring loan portfolio’s risks.

  optimization of the manageable IT systems in order to meet the current approach of department and customers’ segmentation, emphasizing decision- making and loan portfolio’s management.

  follow-up of critical risks: periodical monitoring of the main events of default, by means of individual analysis based on the growth of clients’ balances and recovery estimates by main areas involved (Business, Loan and Recovery); and

  continuous review and restructuring of the internal processes, involving roles and responsibilities, qualification, organizational structures review and IT demands.

Operating Risk Management

Bradesco deems as fundamental the risk management activity, generating a great added value to the Organization, by improving supporting processes and systems, focused on reducing the need of capital allocation.

We continuously work to be aligned to the best practices of the market in the operating risk management, and we have conditions to meet the guidelines enacted by the Basel New Capital Accord and the schedule set forth by the Central Bank of Brazil through Notice 12,746, issued in December 2004.

Under the corporate scope, Bradesco Organization defines operating risk as a manifestation of events resulting in the business interruption, systems failure, errors, omissions, frauds, or events in various activities, with impacts over clients and the Institution.

Its management is based on the preparation and implementation of methodologies, using a standardization specific system of collection format and treatment of operating loss historical data. In 2003, after the conclusion of the review of corporate accounts plan, we opened specific accounting items, we improved records and the analysis of events related to operating risk, resulting in improved internal processes. Such work also started in 2005 with the Affiliated Companies, Branches and Subsidiaries overseas. This conceptual and practical structure enables benefits related not only to the reduction of regulatory capital to be allocated, but also the understanding and detailed assessment of events and possibility of occurrence by means of inferences on the operating losses basis.

In addition, since 2002, we have been annually conducting a theoretical calculation of operating risk capital allocation, using the Basic (BIA), Standardized (STA) and Alternative (ASA) approaches. Through such studies, we verified a lower utilization of capital with the Alternative Approach (ASA), when compared to the Basic (BIA) approach. The Bradesco Organization’s goal is to obtain qualification for the Capital Allocation Model by the Advanced Internal

Measurement Approach (AMA), since the adoption of such model will enable a reduced allocation of capital and a greater competitive advantage, as a result of increased operational efficiency and reduction of losses.

A new corporate systemic platform is under development process, which will integrate into a single database the Operating Risk and Internal Controls information, also including, the requirements set forth by Sarbanes-Oxley Act. The result obtained assumes to assist the Organization in improving the quality of managing risks and operating controls, contributing to enhance operational efficiency ratios, besides meeting the legal requirements.

The mitigation of operating risk is considered as a key objective for improving efficiency and business quality.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical evolvement over the past years, with a view to avoiding, or at least, minimizing, eventual losses to institutions, due to higher complexity in operations carried out domestically and internationally.

At Bradesco, market risks are managed through methodologies and models, which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance therewith is daily monitored by an independent area to the portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The volatilities and correlations used by the models are calculated on a statistical basis and used in processes based on future prospects in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

As from March 2005, VaR started to include positions abroad (previously followed-up on an independent basis), thus, consolidating the market risk. In the chart below, we show Global VaR positions (Treasury, position in Brazil and abroad, and Trade Portfolio). In order to allow comparisons, the calculation for June, September and December 2004 was retroactive.

Risk Factors	R$ thousand

	2004		2005

	September	December	March	June	September

Pre-fixed	4,661	11,697	8,806	18,621	7,172
IGP-M	7,962	4,086	3,420	4,432	4,917
TR	4,012	4,168	5,226	3,297	12,481
Exchange Coupon	13,291	17,947	33,051	11,673	44,659
Foreign Currency	2,572	195	9,699	3,100	7,133
Variable Income	–	339	839	773	183
Brady Bonds / Treasury (USA)	29,973	21,983	57,844	30,361	26,456
Other	722	699	810	436	775
Correlated Effect	(18,139)	(20,367)	(41,466)	(24,862)	(39,901)
VaR	45,054	40,747	78,229	47,831	63,875

Investments abroad protected by hedge operations are not considered in the VaR calculation, since these are strategically managed on a different basis, with amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign securities positions, which are funding-matched.

Besides the follow-up and control via VaR, a Gap Analysis is made daily, which measures the effect on domestic interest rate curve portfolio and exchange coupon curve (differential of interest paid above the exchange variation), as well as possible impacts on stress scenarios positions are periodically assessed.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the pre-fixed and foreign exchange positions of the Organization's entire portfolio and of minimum remaining capital requirements.

Management of Internal Controls and Compliance

The Organization is continually developing policies, systems and internal controls to mitigate possible potential losses generated by its exposure to risk, destined to optimize processes and procedures, among which we point out the following:

  Internal Control System based on 25 Basel Internal Control Principles and in the methodology of Committee of Sponsoring Organizations – COSO, in the businesses areas, referring to control environment components, risk assessment, control activities, information, communication and monitoring and Control Objectives for Information and related Technology – COBIT, for the information technology areas. This system reinforces the ongoing improvement in the identification process and assessment of controls used in risks mitigation, also in compliance with the Sarbanes-Oxley Act, Section 404.

  SPB Management – Brazilian Payment System, with a view to ensuring the effective transmission of communications between Organization’s Banks and all the entities taking part of this system.
  The activity is based on Organization’s information system monitoring tools, combined with a solid training and professional qualification, with a view to ensuring full operation and availability of the system. In addition, the Organization has a PCN – Continuous Operation Plan for SPB, documented in specific tool and with corporate access, taking into account scenarios and pre-defined actions, which enable to reduce risk of systemic non- availability. The areas involved in the process also rely on a room located in the city of Alphaville, for continuous operation of SPB processes, in the occurrence of possible claim (fire, collapse, strike, etc.), on headquarters premises or “Nova Central”, hindering the activities carried out there.

  The TED (Online Money Transfers) validation system, with a view to reducing operating risks generated by the unauthorized transfer of funds from the Organization, providing a greater level of security and reliability in transactions.

  Measures preventing and combating Money “Laundering” observe the best market practices and are based on the policy “Conheça seu Cliente” (Know your Client). Training and awareness programs are exhaustively provided to all employees and the use of technological tools to monitor financial transactions are constantly upgraded, with a view to protecting the Institution and Management, Stockholders, Clients and Employees and avoid the use of Organization in transactions or situations, which may be directly or indirectly related to crimes preceding money “laundering”, characterized in the Law 9,613/98.

  Information Security Management, a series of measures comprised mainly by controls and a Security Policy designed to protect customer and corporate information. Bradesco Organization has a formal structure, with specific objectives and responsibilities, for defining, maintaining and improving information security in the corporate environment, which is based on the Corporate Information Security Policy and Standards approved by the Executive Information Security Committee. The following policies are adopted in relation to client information:

- information is collected legally and under the client’s awareness;

- information is sent to Bradesco is fully and securely stored and undergoes no modification with access restricted to authorized personnel only;

- information is only used for purposes, which have been properly approved by the Organization;

- clients information is never disclosed to third parties, except upon legal or judicial determination.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly with respect to the establishment of technical limits, with constant assessment of the positions assumed and the financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk to return ratio, in such a way to minimize losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Risk Management and Compliance

Capital Adequacy Ratio (Basel) – September 2005 – R$ million

Calculation

Calculation Basis	Consolidated financial (1)	Total consolidated (2)

Stockholders' Equity	18,261,593	18,261,593
Minority Interest/Other	5,391	52,967
Decrease in Tax Credits – BACEN Resolution 3,059	(82,366)	(82,366)
Reference Equity – Level I	18,184,618	18,232,194
Reference Equity – Level II (Subordinated Debt)	6,076,829	6,077,852
Total Reference Equity (Level I + Level II)	24,261,447	24,310,046
Risk-Weighted Assets	136,843,876	156,815,121
Capital Adequacy Ratio (%)
• Tier I	13.29	11.63
• Tier II	4.44	3.87

Ratio Variation - %

Ratio in September 2004	19.89	16.95
Movement in Stockholders’ equity(%)
• Net income for the period	4.95	4.25
• Interest on own capital	(1.82)	(1.57)
• Mark-to-market adjustment – marketable securities and derivatives	(0.21)	(0.18)
• Capital increase by subscription, merger of stocks and goodwill	0.71	0.61
• Subordinated debt	0.29	0.25
• Other	(0.31)	(0.10)
Variation in Weighted Assets:
• Marketable Securities	0.59	(0.31)
• Loan operations	(3.06)	(2.14)
• Tax credit	(0.02)	(0.02)
• Risk (swap, market, interest rate and foreign exchange)	(2.40)	(1.81)
• Memorandum accounts	(0.26)	(0.19)
• Other assets	(0.66)	(0.24)

Ratio in September 2005	17.73	15.50

(1)	Financial companies only.
(2)	Financial and non-financial companies.

Loan Policy

The Organization's Loan Policy complies with resolutions of the Board of Executive Officers and Brazilian Central Bank, besides guiding their actions by goals of security, quality, liquidity and diversification in the assets utilization.

In a continuous search to offer agile and profitable business, we apply appropriate methodology directed to each Bradesco's business segment, as well as guiding the establishment of operating limits and the granting of loan.

Within rules and Loan Policy, the Branches maintain their limit values variable, according to the size and guarantees of operations, and the automatic classification is verified against global risk of client/economic group.

The loan proposals pass through an automated system and under parameters in a continuous improvement process, with a view to supplying indispensable subsidies for analysis, granting and follow-up of loans granted, minimizing the risks inherent to loan operations.

For the granting of mass loan, the specialized Credit Scoring systems enable to attain greater agility and reliability, besides the standardization of procedures in the credit analysis and granting processes.

The Loan Committees located at the Bradesco's Headquarters aims joint decision-making processes within their skills referring to consultations about limits or operations proposed by the Branches (Prime, Private, Varejo (Retail), Corporate and Corporate and Exchange Departments, including External Branches), previously analyzed and with opinion of the Loan Department.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the loan granted.

Methodology Used for Loan Portfolio and Client Classification

The credit risk assessment methodology, besides delivering data to establish minimum parameters in the loan concession and risk management, also enables to define differentiated loan policies in view of characteristics and size of client, providing grounds not only for the correct pricing of operations, but also the definition of adequate guarantees according to each situation.

Concerning the internal policy, the risk ratings of Bradesco’s clients are given on a corporate basis and periodically followed-up, with a view to preserving the quality of loan portfolio, according to the following levels:

Classification – Corporate

Rating	Bradesco	%Allowance	Concept

AA	Excellent	0.0	Premium clients, with size, tradition and market leadership, with excellent reputation and economic and financial position.

A	Very good	0.5	Clients with size, sound economic and financial position, acting in markets with good prospects and/or potential for expansion.

B	Good	1.0	Clients which, regardless of size, have a good economic and financial position.

C	Acceptable	3.0	Clients with a satisfactory economic and financial position but with performance sensitive to economic scenario variations.

D	Fair	10.0	Clients with economic and financial position in decline or unsatisfactory accounting information, under risk management.

E	Deficient	30.0	Loan operations with any expectation of not being paid or in default, classified under the possibility of loss.
F	Bad	50.0
G	Critical	70.0
H	Uncollectible	100.0

In the case of individuals, the risk ratings mentioned above are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, besides standard and past relationship with Bradesco.

Cards

	Million

	2004			2005

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Number of Cards	43.5	45.2	45.2	48.5	50.9	50.9
Credit	7.0	7.2	7.2	7.7	9.2	9.2
Debit	36.5	38.0	38.0	40.8	41.7	41.7
Average Amount Billed – R$	4,869.9	5,194.5	14,723.1	6,039.9	6,519.6	18,424.4
Credit	2,745.8	2,879.4	8,330.1	3,238.4	3,566.5	9,923.2
Debit	2,124.1	2,315.1	6,393.0	2,801.5	2,953.1	8,501.2
Number of Transactions	95.8	102.1	288.5	116.0	123.9	353.2
Credit	44.0	46.8	134.0	51.8	55.8	158.2
Debit	51.8	55.3	154.5	64.2	68.1	195.0

Total Credit Card Base (Debit and Credit) – million

Credit Cards

In September 2005, Bradesco increased 27.8% its credit card base compared to September 2004.

The number of transactions climbed 18.1% from January to September 2005 in relation to the same period of previous year.

Sales for the year reached the mark of R$ 9,923.2 million, a growth rate of 19.1% as compared to the same period in 2004, with a market share of 12.7% of cards under the Visa and MasterCard flags.

Bradesco launched this quarter Cred Mais for employees of companies with payroll at Bradesco, with more attractive fees for revolving credit.

This quarter, o Bradesco concluded one more partnership with Grupo Leader Magazine, retail network with performance focused on the markets of Rio de Janeiro and Espírito Santo to manage more than 2.4 million Private Label cards, through a finance company, under phase of ratification by the Central Bank of Brazil, with stock control divided by 50% for each party.

Including 50% of cards of partnership with Leader plus the cards of partnerships entered into in previous quarters with Supermercados Comper and Dois Irmãos and Lojas Hering, Bradesco ended the quarter with 1.4 million Private Label cards.

Cards Base – in percentage

Credit Cards Sales – R$ million

Debit Cards

In September 2005, the debit card base increased by 9.7%, compared to the September 2004, confirming Bradesco's leadership as Brazil's largest issuer in the Visa Electron market.

The quantity of transactions grew with a fee higher than the quantity of cards, evidencing the best quality of use with a 14.6% increase in the average quantity per card. The total quantity of transactions made by debit card from January to September 2005 was 195.0 million, a 26.2% growth.

In terms of sales results, from January to September 2005, the financial volume posted a significant increase of 33.0% over same period of 2004, reaching R$ 8,501.2 million versus R$ 6,393.0 million in the same period of 2004.

These two indicators clearly demonstrate that Brazilians are changing their payment habits, replacing checks and cash for the use of cards, especially debit cards.

Bradesco believing in a solid growth of e-commerce through virtual stores, via Internet, the Bank was the first and the single one to make available the payment via Visa Electron card for this type of transaction and offer the Verified by Visa service – electronic means of card transactions at virtual stores, providing client with greater protection and security.

Debit Card Base – million

Debit Card Sales – R$ million

Meal Cards

In partnership with other issuers and Visa International, Bradesco actively participated in the distribution of “Visa Vale” cards, which already it is the third largest company in this sector, with only 2 years and half of operation.

The value proposal for this business, besides reducing the operational cost of this mean of payment with 100% of electronic transactions, it offers higher security and agility for companies and workers.

In September 2005, Bradesco contributed in the formation of “Visa Vale” total portfolio, with 1,088.6 thousand cards, representing a 136.9% growth over September 2004 and sales results in the period from January to September 2005 of R$ 861.3 million, with a 121.3% increase compared to the same period of 2004. Bradesco contributed with 57% of all Visa Vale cards sales in the period between January and September 2005.

Visanet

Bradesco holds interest of 39.7% in the capital of Visanet, acquirer company of Visa in Brazil, the purpose of which is to capture and authorize transactions within the Brazilian territory and manage the chain of commercial establishments affiliated to Visa System.

In September 2005, Visanet had more than 800 thousand affiliated establishments throughout Brazil, present in more than 4,800 Brazilian cities. It is a market leader, with a 58% share in the volumes transacted with credit and debit cards.

Income from Credit Cards

Income derived from card services totaled R$ 929 million from January to September 2005, a 27.8% increase when compared to the same period of 2004, mainly in revenues from commissions on purchases made with Credit and Debit cards and various Credit Cards transactions fees. This quarter, revenues from services were R$ 334.7 million, accounting for a growth of 10.0% when compared to 2Q05.

Financial income climbed 38.4% when comparing the period between January and September 2005 with same period of 2004, reaching R$700 million in 2005.

Credit Card Assets

In September 2005, Credit Card assets, which include financings to the bearer, advances to establishments and credits for cash purchases and by installments increased 39.4% compared to September 2004, ending the quarter with R$ 3,873.6 million.

Credit Card Assets – R$ million

International Area

The International Area operates under the following framework:

7 Units Abroad (Branches and Subsidiaries)

Branches

Nova York – Bradesco
Grand Cayman – Bradesco
Nassau – Boavista

Subsidiaries:

Buenos Aires – Banco Bradesco Argentina S.A.
Luxemburgo – Banco Bradesco Luxembourg S.A.
Tóquio – Bradesco Services Co., Ltd.
Grand Cayman – Cidade Capital Markets Ltd.

12 Operational Units in Brazil

Belo Horizonte (with support platform in Brasília), Blumenau, Campinas (with support platforms in Ribeirão Preto, Franca and Sorocaba), Curitiba, Fortaleza, Manaus (with support platform in Belém), Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo (with support platforms in Guarulhos and Santos) and Vitória.

Exports exchange closing carried out by Bradesco in the first nine months of 2005 reached the amount of US$ 18.3 billion, which enabled a 25.3% increase against US$14.6 billion in same period of 2004. This performance allowed the International Area to post in July a record of exports exchange closing in one single month with an amount of US$ 2.3 billion, exceeding the previous record of US$ 2.2 billion obtained in May.

The market share obtained in September was 21.0% . Considering the period from January to September, Bradesco recorded US$6.5 billion in exports financing.

The Brazilian exports in the first 9 months of 2005 reached the significant amount of US$ 86.7 billion, a 23.3% growth over same period of 2004 of US$ 70.3 billion.

It is worth mentioning the performances obtained in July and August, US$11.1 and US$11.3 billion exports, respectively, which allowed for the first time Brazil to surpass the boundary of US$11 billion of exports shipped in a single month.

Referring to imports, total exchange closed by Bradesco at the end of 3rd quarter was highly greater than the performance obtained in same period of previous year. Exchange closings increased from US$ 5.2 billion to US$ 7.6 billion, a growth of nearly 46.0% . The market share was 14.7%, a 14.0% increase over 12.9% obtained in the same period of 2004.

It is worth mentioning that in September, Bradesco for the first time exceeded the boundary of US$ 1.0 billion contracted under the imports type, 18.2% higher than the highest value then closed. This contributed to the amount contracted until September to exceed by 2.7% the amount contracted during the entire year of 2004.

The International Area ends the 3rd quarter recording balance of US$ 4.7 billion in Export and Import Financing, Foreign Collateral provided and loans to Brazilian companies abroad. Aiming to offer increased support to companies operating in the international market or those seeking to operate in that market, Bradesco is expanding its International Area, creating exchange platforms in the main Brazilian exporting regions. These platforms are located jointly with Bradesco Empresas segment and are staffed by professionals specialized in foreign exchange and foreign trade.

These figures show that once more Bradesco through its International Area, maintains its commitment assumed over the past years for the expansion, reinforcement and consolidation of Brazilian foreign trade.

International Area

Volume of Foreign Currency Trade – US$ billion

Export Market

Import Market

The performances observed in volumes operated made the quantity of contracts also to increase when added all other types of operations. The quantity jumped from 447.7 thousand exchange contracts between January and September 2004 to 491.9 thousand contracts in the same period of 2005, a 9.9% increase.

Bradesco already uses a Digital Certification system for foreign exchange contracts. This new service allows the customer to electronically sign exchange contracts, which, besides making the clients transaction easier, speeds up the flow of contracting, reducing operating risks and costs.

The portfolios of Export and Import Financing, International Guarantees and Loans to Brazilian companies headquartered abroad ended the 3rd quarter recording the following balances:

Foreign Trade Portfolio	September 2004		September 2005

	US$ million	R$ million	US$ million	R$ million

Export Financing
Advance on foreign exchange contracts - undelivered bills	1,427.2	4,078.7	1,512.9	3,360.7
Advance on foreign exchange contracts - delivered bills	545.5	1,558.9	526.2	1,168.9
Export Prepayments	963.0	2,752.8	1,252.1	2,782.2
Onlending of funds borrowed from BNDES/EXIM	229.5	656.1	421.2	935.7
Exports Credit Note – NCE	–	–	106.1	235.7
Documentary drafts and bills of exchange in foreign currency	13.8	39.5	3.6	8.0
Indirect exports	6.2	17.8	5.9	13.1
Total Export Financing	3,185.2	9,103.8	3,828.0	8,504.3

Import Financing
Foreign currency	308.6	882.0	272.7	605.9
Imports draft discounted	155.8	445.4	192.1	426.8
Open import credit	55.0	157.0	73.6	163.5
Total Import Financing	519.4	1,484.4	538.4	1,196.2

Guarantees
International guarantees	127.8	365.2	157.7	350.3
Total International Guarantees	127.8	365.2	157.7	350.3

Total Foreign Trade Portfolio	3,823.4	10,953.4	4,524.1	10,050.8

Loans via branches abroad	–	–	149.9	333.1

Overall Total	3,823.4	10,953.4	4,674.0	10,383.9

The foreign exchange portfolio is financed by credit lines obtained from correspondent Banks abroad and at the end of September, 93 U.S., European and Asian Banks had extended credit lines to Bradesco.

The cost of obtaining such financing lines has been showing the lower levels over the last years, even with increases in the U.S. basic rates recently promoted by the Federal Reserve. Spreads have been located between 20 and 30 basis points above LIBOR for a period between 180 days and 360 days, respectively.

Compared to the same period of 2004, the decrease totaled approximately 24 basis points, evidencing a substantial improvement in the Brazil risk perception by the international market.

We present below the balance of assets and stockholders' equity of the foreign units on respective dates.

Foreign Branches and Subsidiaries	US$ million

	9.30.2004		9.30.2005

	Total	Stockholders'	Total	Stockholders'
	Assets	equity	Assets	equity

Bradesco New York	1,666.7	142.0	1,181.4	146.5
Bradesco Grand Cayman	6,497.6	1,089.2	7,378.1	1,983.7
Boavista Grand Cayman and Nassau (*)	442.2	87.3	8.4	8.4
Cidade Capital Markets Ltd. – Grand Cayman	30.3	30.3	32.0	31.9
Bradesco Services Co. Ltd. – Tokyo	0.5	0.4	0.2	–
Banco Bradesco Argentina S.A.	18.4	16.6	19.0	16.8
Banco Bradesco Luxembourg S.A.	291.4	130.4	350.9	134.1
Total	8,947.1	1,496.2	8,970.0	2,321.4

(*)	Boavista Grand Cayman: branch closed on 9.16.2005

The core objective of the Foreign Branches and Subsidiaries is to obtain funds in the international market for onlending to clients, mainly through the financing of Brazilian foreign trade.

The main activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking clients and to increase foreign trade operations.

The Organization continued the rationalization process started in 2004 of units headquartered abroad, and on 9.16.2005 closed the branch Boavista Grand Cayman.

At the end of 3rd quarter, it is worth mentioning that besides the short-term funds obtained from correspondent banks for foreign trade financing, Bradesco Organization obtained on a consolidated basis, nearly US$ 766 million in the international capital markets by means of public and private, medium and long-term placements, earmarked for foreign trade financing and working capital loans.

It is worth pointing out in this funding environment, the US$ 300 million operation named as “Perpetual Non-cumulative Junior Subordinated Securities”. This instrument will pay to investor, annual interest of 8.875% . The operation, led by Merrill Lynch, was the first one carried out by an emerging country financial institution, which evidences the quality of the Institution’s image with foreign investors. In addition, when issuing perpetual securities, Bradesco contributed in reinforcing the perception towards the Brazilian economy in the foreign market. This also shows Bradesco’s confidence in the ongoing expansion of credit in the country.

Foreign Public Issuances – Outstanding – Reference Date September/2005 (Amounts exceeding US$50 million)

Issues	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150.0	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17,500.0	4.25.2002	4.17.2012
Subordinated Debt	US$	500.0	10.24.2003	10.24.2013
Subordinated Debt (US$275.9 million)	Euro	225.0	15.4.2004	15.4.2014
FlRN	US$	125.0	12.11.2004	12.11.2014
FlRN	US$	100.0	8.8.2005	8.4.2015
FxRN	US$	100.0	9.2.2004	9.2.2006
FxRN	US$	100.0	12.26.2003	12.26.2006
FxRN	US$	100.0	2.3.2004	1.3.2007
FxRN – BRL (US$174.6 million)	Reais	461.7	12.10.2004	12.10.2007
FxRN	US$	100.0	2.10.2005	1.2.2008
Securitization MT 100 – Series 2003-1 – Fixed - (*)	US$	200.0	8.20.2003	8.20.2010
Securitization MT 100 – Series 2004-1 – Fixed – (*)	US$	100.0	7.28.2004	8.20.2012
Perpetual Securities (**)	US$	300.0	6.3.2005	Perpetual

Public Issuance	US$	2,493.4
Private Issuance	US$	369.4
Total (in US$)	US$	2,862.8

(*)	International Diversified Payment Rights Company
(**)	Perpetual Non-cumulative Junior Subordinated Securities

Capital Markets

Underwriting Transactions

In 3Q05, Bradesco coordinated important stock, debentures and promissory notes transactions, which amounted to R$ 7.4 billion. This volume accounts for 56% of the total amount of stock, debentures and promissory notes issuance recorded by CVM in the same period.

Among the operations in which we participated, we point out the Debentures Public Offering of Net

Serviços de Comunicação S.A., in the amount of R$ 650.0 million, the Promissory Notes Public Offering of Suzano Petroquímica S.A., in the amount of R$ 540.0 million and the Stock Public Offering of Energias do Brasil S.A., in the amount of R$ 1.185 billion and Brazil Realty S.A., in the amount of R$ 902.2 million.

Special Operations

The Special Operations department is responsible for structuring and executing advisory services, comprising acquisitions, mergers, spin-offs and joint ventures operations, added to studies considering corporate restructurings.

Besides such studies, the Special Operations department also develops works connected with privatization processes. In 3Q05, one more incumbency was achieved, this time in the food industry.

Project Finance Operations

In 3Q05, Bradesco operated in the project finance operations, under the type of Corporate and Project Finance as finance advisor and structuring financings for companies of the electric energy, sugar and alcohol, steel and telecommunications industry.

Structured Finance

The Structured Finance Area is responsible for the following:

- development of structures used to segregate credit risks, through Special Purpose Entities (SPEs), Credit Acquisitions, Credit Right Investment Funds (FIDCs) and Certificates of Real Estate Receivables (CRIs);

- structuring of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees which minimize the risks of each transaction;

- development of structured solutions with a view to meeting specific needs of companies, such as: decreased use of working capital, increased liquidity, optimization of financial and tax costs, compliance with legal technical limits/financial covenants, sale of permanent assets and structured financings; and

- coordination of syndicated loan processes, including the extension of debts which can be refinanced, structured by the Bank or by third parties.

Tax Payment and Collections

Cash Management

Bradesco's cash management solutions comprise a portfolio of more than 40 products designed to meet public and private sector customer management needs in the areas of receipts, payments, human resources and administration, ensuring that their bank transactions are carried out with speed and convenience, in line with high quality (ISO 9001:2000) and security (electronic certification and sound cryptography) standards.

The innovations have secured the preference of a growing number of clients from all market segments and niches in diverse locations and different activity fields, using latest-generation technology means for connecting the Bank and its clients online.

In particular, we point out the activities of the Government Authority area, whose mission is to provide a specialized service to federal, state and local bodies, identifying business opportunities and structuring customized solutions, through a specific Internet portal (www.bradescopoderpublico.com.br).

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco's online collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their accounts receivable management needs. As a result of these features, Bradesco Collection is the market leader, generating other business opportunities for the Organization. Online collection is responsible for processing some 98% of all documents registered in the Bradesco collection portfolio.

Tax Payment and Collections

Developed based on high standards of efficiency and quality, Bradesco's tax payment and collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other hand, they effectively interact with the different Government Departments in the federal, state and local spheres and with Public Utility concessionaires. These are emphasized for the speed and security in processed information and amounts collected.

Payment Solutions

Net Empresa, Pag-For and PTRB (Online Tax Payments)

As part of the same efficiency commitment, Bradesco's payment solutions available via the Net Empresa, Pag-For and PTRB products, meet all clients’ needs, enabling supplier payments, tax settlements and electronic transfers, online or through the transmission of files with maximum speed and security.

In the first nine months of 2005, an amount of R$ 345.7 billion was recorded, corresponding to 94.3 million payment transactions, facilitating the management of Trade Accounts Payable for more than 342 thousand companies.

	R$ billion

	2004			2005

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Receipt solutions (1)	190.0	209.2	582.2	229.5	234.6	680.3
Payment solutions	97.0	104.9	287.2	115.6	118.7	345.7
Total	287.0	314.1	869.4	345.1	353.3	1,026.0
Taxes	23.7	25.5	73.1	27.3	27.5	82.5
Water, electricity, telephone and gas	4.7	4.9	14.1	5.4	5.6	16.2
Social security payments	5.1	5.3	15.5	5.8	6.1	17.5
Total Public Sector (*)	33.5	35.7	102.7	38.5	39.2	116.2

	Number of transactions – million

	2004			2005

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Receipt solutions (1)	204.0	215.6	623.5	234.8	234.7	690.6
Payment solutions	26.8	29.2	80.1	31.6	33.0	94.3
Total	230.8	244.8	703.6	266.4	267.7	784.9
Taxes	17.0	18.4	55.3	18.0	18.8	57.7
Water, electricity, telephone and gas	31.6	33.4	96.7	35.2	36.8	106.9
Social security payments (2)	11.0	10.7	33.0	12.9	13.0	38.8
Total Public Sector (*)	59.6	62.5	185.0	66.1	68.6	203.4

(1)	Total movement (Funding, written-off, Credits etc.).
(2)	Total of beneficiaries: more than 4.327 million of retirees and pensioners (corresponds to 19% of the population subject to INSS)
(*)	Includes public and privatized utility service concessionaires
N.B.	Payments by means of automatic debit
38.034 million – January to September/2004
37.728 million – January to September/2005

Growth – Receipt and Payment Solutions

Public Sector Growth

Assets Bookkeeping Services and Qualified Custody Services

Bradesco is one of main suppliers of Qualified Services for the Capital Markets, with strong presence in the services of Custody of Securities, Controllership, Receivables Funds, DR-Depositary Receipt, BDR-Brazilian Depositary Receipt, as well as Bookkeeping Services for Stocks, Debentures and Investment Fund Quotas, available for Companies, Assets, Foundations, Insurance Companies and Pension Plan Entities, through an advanced infrastructure and specialized team.

We present below the main indicators for the 3rd quarter of 2005:

Registrar Services

164	Companies comprise the Bradesco book-entry stock system, with 2.4 million stockholders, with a market value of R$ 255.8 billion.

44	Companies comprise the Bradesco book-entry debenture system with a market value of R$ 29.9 billion.

23	Investment funds comprise the Bradesco book-entry quota system, with a market value of R$ 2.6 billion; and

2	Registered BDR Programs, with market value of R$ 189.8 million.

Custody and Controllership

R$ 167.0 billion	In assets under custody for customers who use the Bradesco Custody services (Funds, Portfolios, DR and Receivable Funds).

R$ 230.7 billion	Comprises the total equity of the 655 assets under management using the Bradesco Controllership services (*); and

8	Registered DR Programs, with market value of R$ 40.7 billion.

(*)	From this year on, the methodology for the Equity calculation does not include consolidated portfolios.

Assets under Custody – R$ billion

Business Processes

Bradesco Ombudsman

Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985, the service “Alô Bradesco” (Hello Bradesco), which was the first financial market communication channel for suggestions and complaints, five years prior to the launching of Consumer Defense Code. This channel contributed to enhance these relations and has been an important strategic tool for relations transparency.

We implemented the Ombudsman, dealing with all manifestations, whether these stem from “Alô Bradesco” service, which answers by phone and e-mail, or those deriving from Brazilian Central Bank, Procon (Consumer Protection Agency) and Press. It is incumbent upon the Ombudsman to manage these manifestations, follow-up term and quality of answers offered, provide the managers of products, services and processes with updated information so that they can learn from these warnings received and anticipate compatible solutions with needs and demands of our clients.

Quality Certificate

The Bradesco Organization has 87 Products and Services certified by NBR ISO 9001:2000, confirming the Bank's commitment to assuring ongoing ease and convenience for its clients and users.

These achievements motivated the Organization to advance in the quality management practices, thus adopting the Excellence Criteria – Worldwide Class, which, undoubtedly represent a great differential in business management, as well as they highly contribute to issues of sustainability and corporate governance.

Methodology for Mapping Processes

This methodology is designed to map the processes carried out by the Organization's different departments on a stage-by-stage basis which, in conjunction with the information on related products, services and activities, ensures that these processes are effectively analyzed in the pursuit for ongoing improvement, as well as providing the documentation required by the Internal Controls and Compliance System, the Bradesco Quality Management System based on the NBR ISO 9001:2000, the Activity-Based Costing System – ABC and Section 404 of the Sarbanes-Oxley Act.

Activity-Based Costing – ABC

Designed to support the Bank in its actions to improve processes and optimize production resources, practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System – ABC, which measures the cost and performance of its activities, resources and cost centers.

The knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We stress that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; information for supporting studies on which the structuring and negotiation of bank fees are based; product, unit and client profitability systems support; support for studies concerning outsourcing, incorporation and equipment sharing, as well as support for cost rationalization studies.

Activity-Based Management Program

Bradesco has commenced development of Activity-Based Management, seeking to exploit the potential benefits of this cost management model which will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Accordingly, as processes are improved, operating performance can be seamlessly integrated with Bradesco's strategic goals, designed to create and/or sustain Bradesco’s competitive advantages and add value both for clients and stockholders.

The future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank’s business processes, ensuring that tactical and operational issues are continually improved, as well as supporting their strategic gearing.

Integrated Management System – ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improved results, as well as extending its capacity to manage the Organization’s resources, Bradesco adopts one of the most modern concepts for integrating organizational processes, using SAP’s Integrated Management System, mySAP Business Suite solution.

This system’s development represents an innovation in the treatment of the value chain supporting Bradesco’s financial industry, through the adoption of an approach which is focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in the Human Resources, Training, Purchases, Accounts Payable, and Fixed Assets, as well as the Accounting processes on which they are based. The areas integrated through this technology will be able to renew processes and review organizational structures and some 73 thousand system users will be trained via in-class training and e-learning.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, secure data processing, increased productivity and agile decision-making, as well as decreased operating costs. These factors are crucial for the Organization’s growth, especially in view of current financial area competition, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco’s business potential is properly leveraged.

Expenses Assessment Committee

In the pursuit of enhanced cost control and the adoption of strategies, policies and measures designed to restrain expenses, in March 2004, Bradesco created the Expenses Assessment Committee, responsible for monitoring administrative and personnel expenses, as well as expenditures with capitalization, analyzing their origin with the related areas, seeking to obtain a maximum cost/benefit ratio.

The Committee, in line with good Corporate Governance practices, is an important tool, as a result of its permanent activity and capacity to anticipate events, for improving and enhancing processes, capable of carrying out an in-depth analysis of Bradesco's costs, from all standpoints and producing savings which reflect positively on the Organization's results.

Recycled Paper

Now we hold a special initiative, whether due to its dimension and comprehensiveness, or due to a positive standing towards the environment preservation: Recycled Paper Usage Program at Bradesco Organization.

This Program, a result of Bradesco’s belief that it is able highly contributing to disseminate theory and practice of environmental responsibility, it has been implemented gradually in our Organization. The option to use Recycled Paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, we are aware that the result will be beneficial for the country development. We already started to use recycled paper to produce internal prints and also in the routine information to our Investors, Market Analysts and Clients.

Acknowledgments

Bradesco was granted an AA grade, the highest for a domestic company in the pioneer corporate governance rating already granted in the Latin America. Such evaluation acknowledges that Bradesco adopts optimum corporate governance practices, with a relationship policy marked by a high level of quality, transparency and ethics. The rating was granted by the risk rating agency Austin Rating, which is innovative in Brazil in the preparation of such type of work.

Bradesco led the ranking of 100 largest corporate groups of Brazil, with US$18 billion revenues, according to the 2005 edition of the Best and Biggest Exame magazine yearbook. In this same publication, Bradesco also is ranked in the top among the 50 largest banks, with an adjusted stockholders’ equity of US$ 6.3 billion. Bradesco Vida e Previdência and Bradesco Saúde, on their turn, were ranked in the first and second position of ranking of top 50 insurance companies by premium, with US$ 1.7 billion and US$ 1.2 billion, respectively.

The Bank maintained its leadership in the Brazilian financial market by conquering the top position among the private institutions in the ranking of 100 largest banks of Valor 1000 yearbook of

Valor Econômico newspaper. The survey, coordinated by the Getúlio Vargas Foundation, SP, shows various industry surveys, besides a list of 1,000 largest companies in Brazil.

For the sixth consecutive time, Bradesco composed a select list of Guia Exame-Você S/A – The Best 150 Companies to Work For. The Bank was also considered for the third time, one of the Best 50 Companies for Women to Work for. The choice is a result of a survey with employees containing questionnaires and personal interviews and promoted by the magazine in partnership with human resources specialized consulting firm, Great Place to Work.

Bradesco was the single Brazilian private company to be positioned in the Fortune 500 ranking of Fortune magazine, which brings a list of 500 largest companies in the world.

Bradesco’s Internet won in five award categories promoted by the Global Finance magazine, a renowned finance-specialized international publication, pointing the best worldwide banks on the Internet.

6 - Social-environmental Responsibility

Human Resources

Bradesco offers its staff the opportunity to continually develop their professional careers in a healthy and ethical work environment, where the Bradesco’s commitments and objectives are clearly defined. The Organization values its staff very highly and adopts the management policy of encouraging its people to seek promotion at all hierarchical levels. A customary affirmation at Bradesco is “Everyone can make it”. One of our Organization's most outstanding business features is as the saying goes that “You can build your career at Bradesco”. There is a closed-career policy, whereby the admission occurs at apprentice levels or upon the acquisition of other banks, which means that all in-house job vacancies are filled from our own ranks. This policy requires substantial investments in staff training, online or in-class, what provides our employees with the opportunity to develop their careers, through agile, extensive and permanent capacity building programs.

We are present both nationwide and abroad. The employees are given the chance to work in a number of different environments, in different operating and territorial areas.

Bradesco has a commitment to respect cultural and ethnic diversity which is considered a strategic factor for the good performance of a Bank which is present in almost all of Brazil's municipalities.

Great Place to Work

Bradesco was listed for the sixth time in the prestigious Guia Exame-Você S/A guide – The Best Companies to Work for, based on a study carried out by the Exame and Você S/A magazines in partnership with the consulting firm Great Place to Work Institute. In addition to being ranked among the 150 best companies to work in Brazil, Bradesco was also rated among the 50 best companies for women to work for, for the third consecutive year.

This Guia Exame is considered the best and most comprehensive study on the workplace environment in Brazil. The study assessed the working environment of all these companies, as well as elements such as benefits, remuneration, professional development opportunities, ethics, citizenship values and social responsibility.

Approximately 900 employees were selected and consulted by the researchers to take part in the survey.

In 2005, Bradesco was again distinguished and for the consecutive second year in the list of “Best Companies in Managing People”, organized by the Hay Group and published in the “Valor Carreira” yearbook, distributed by the “Valor Econômico” newspaper. According to this survey, based on interviews with 2,191 employees, who were asked to assign scores to various statements about the workplace. Bradesco was ranked in the second position in the category for companies with more than 15 thousand workers. Some 250 companies took part in this survey.

People Management

This area is designed to integrate a complete map of the Organization's human capital, with current HR policy and to present innovations in internal relations, through the development of leaders in people management.

The program has been implemented in several areas, providing a profile ID of the employees. Based on this knowledge, leaders and employees are gained conditions and are able to share actions focused on improving their performance and relationships, as well as establishing goals designed to improve their key skills.

Occupational Health and Safety Policies

Bradesco maintains health information and guidance programs addressed to its employees. The issues addressed include: RSI/WRMD (Repetitive Stress Injury/ Work-related Musculoskeletal Disorders), Stress, Drug-Addict, (Alcoholism/Drugs), Obesity, Cardiovascular Diseases, Fire Prevention and Combat, Sexually Transmitted Diseases, Aids and other. Those campaigns are carried out through the “Interação” magazine and in the Sipat (Internal Week of Occupational Accident Prevention - SIPAT).

When hired, the employee also receives a brochure about Physical and Relaxation Exercises and a Manual of LER/DORT Prevention.

Since 1998, Bradesco has been a member of the National Business Council for HIV-AIDS Prevention -CEN, which is destined to promote and strengthen the combat against such epidemic in the work environment and has been providing information to a considerable portion of workers, family members and the community as a whole about the safe ways to prevent HIV infection.

The quality of the furniture, machinery and equipment used by employees is based on the guidelines contained in the Ergonomic Workplace Analysis designed to reduce physical effort and discomfort and correct harmful posture.

Another focal point concerns life quality, i.e., establish the balance between the employee's personal and professional life. We are permanently concerned with the number of normal and overtime hours worked by our staff, guaranteeing that employees have time for their personal commitments and leisure.

Winding Down Room: the Bank offers its Call Center staff at the Santa Cecília building, a room for winding down, which is designed to offer a comfortable environment and extra emotional support. The room is completely different to the other Organization environments and is equipped with furniture and apparatus to assist relaxation and soften the impact of the operators' day-to-day activities in and out of the call center. The room is open to all the employees of that section in the event of conflicting situations or psychological and emotional needs.

Benefits

Besides those benefits established by law, Bradesco’s employees also have access to a series of other benefits with a view to guaranteeing their future and improving their life quality.

Health and Dental Care Insurance:

Bradesco’s employees and their dependents have access to healthcare plans paid for in full by the Bank. This insurance includes treatment for AIDS (with reimbursement of expenses for medical prescriptions), kidney dialysis, organ transplants, as well as alternative treatments using acupuncture, homeopathy and physiotherapy, among others. In the states of São Paulo and Rio de Janeiro, we maintain agreements with Drogasil and Drogasmil drugstores, for the acquisition of drugs at a cost lower than that practiced in the market.

The Dental Care Insurance for employees and dependents also receive premiums paid by Bradesco. This includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Implants are offered at costs lower than the market, by means of agreements.

Between January and September 2005, there were 2,631,209 medical/hospital consultations and 504,587 dental consultations.

Supplementary Retirement Pension Plan:

Bradesco makes available for all its employees a Supplementary Retirement Pension Plan, contracted with Bradesco Vida e Previdência, to which the Bank contributes 50% of the monthly installments (including the 13th salary). The plan provides coverage to the retiree, the retiree or participant's widow or widower and their children under the age of 21 (or up to the age of 24 if they are undergraduate).

Influenza Vaccination Campaign:

Bradesco annually offers the vaccine free of charge to all its employees and at subsidized rates to their dependents.

Social Service and Psychological Assistance:

In situations of emergency and special needs, Bradesco offers Social Service and Psychological Assistance to its employees and their dependents. Assistance is given in diverse situations, such as, in the event of serious illness, accidents, decease in the family and the need for special loans. This initiative demonstrates Bradesco's concern with the well-being of its staff suffering personal problems.

Other Benefits:

All employees receive daily snacks free of charge. All Bradesco’s employees have access to Group Life and Personal Accident Insurance policies. Medical and Dental Care Insurance, as well as an allowance for Day Care/Childcare, are provided to employees with disabled children with no limit for age. We offer all employees, loans with subsidized fees for the acquisition of real properties, vehicles, computers and personal expenses.

Referring to our employees retired by INSS, dismissed without cause, we offer them the option to continue using the Group Life and Personal Accident Insurance, with subsidized costs.

We offer all employees, through Bradesco’s website, a differentiated on-line shopping channel called “ShopFácil Funcionário” (Easyshop Employee), where the Bank negotiates special discounts directly with the suppliers of different products.

Social Inclusion

Youth Apprenticeship Program:

This is another Bradesco’s initiative focused on promoting Brazilian social inclusion. Based on Law 10,097/2000, this project is focused on enabling young people to know about banking services and it is carried out in partnership with the Fundação Bradesco and other qualified entities. Besides of the job, it includes a knowledge process to greatly enlarge the opportunities for young people to gain experience and preparation for the labor market and for their own lives.

This project creates future prospects for these young people, seeking to transform their personal and social reality. At present, Bradesco has 579 Young Apprentices.

Equal Opportunity for the Disabled:

Bradesco has a policy which includes opportunities for Disabled People, and under efforts of increasing the hiring number of these professionals, it is becoming partner of specialized institutions in pointing out the candidates.

Human Resources – September/2005

On September 30, 2005, Bradesco's employees, including staff at the subsidiaries, totaled 73,556. The following table presents the variation of Bradesco’s headcount:

	December					September

	2000	2001	2002	2003	2004	2005

Banco Bradesco	49,177	51,633	53,732	59,430	62,013	61,139
Subsidiaries	6,575	6,943	8,729	9,407	11,631	12,417
Subtotal Bradesco	55,752	58,576	62,461	68,837	73,644	73,556
Banco BCN	4,780	5,857	6,105	5,203	–	–
Subsidiaries	1,172	1,280	1,504	1,741	–	–
Subtotal BCN	5,952	7,137	7,609	6,944	–	–
Banco Baneb	2,514	–	–	–	–	–
Subsidiaries	–	–	–	–	–	–
Subtotal Baneb	2,514	–	–	–	–	–
Banco Boavista	1,564	–	–	–	–	–
Subsidiaries	22	–	–	–	–	–
Subtotal Boavista	1,586	–	–	–	–	–
Banco Mercantil	–	–	3,970	–	–	–
Subsidiaries	–	–	353	–	–	–
Subtotal Mercantil	–	–	4,323	–	–	–
Overall Total	65,804	65,713	74,393	75,781	73,644	73,556

September 2005

By Age		By Gender		By Educational Background		By Years of Service with Bradesco		By Managerial Position

Younger than 30	46%			High School	27%	Less than 5 years	41%
From 31 to 40	35%	Men	54%	University	72%	From 6 to 10 years	12%	Non-commissioned	52%
From 41 to 50	17%	Women	46%	Other	1%	From 11 to 20 years	35%	Commissioned	48%
Older than 50	2%					More than 20 years	12%

Personnel Expenses

From January to September 2005, Bradesco’s personnel expenses represented the amount of R$ 3,950 million, including in such total expenses related to salaries, social charges, benefits, training, employees’ profit sharing and others.

The following pie graph shows the percentage share of each item in relation to total Bradesco personnel expenditure in periods ended in September 2004 and September 2005.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training

The Staff Training Department has created and provides specific professional capacity building and enhancement programs providing employees with technical know-how and behavioral skills, which are in sync with the Organization's needs and market requirements.

Designed to provide ongoing improvement and quality staff training activities, this area is ISO 9001:2000 certified, guaranteeing that course requests are approved and that employees are satisfied with the programs offered and that training activities are efficient.

The on-line training, in-house named as TreiNet, enables employees to practice their knowledge by their own, involving 600,051 employee participations in the 41 courses available. In 3Q05, 4 more technical programs were made available: Opening of Accounts, Creation and Approval of Shopping Card at SAP, SAP Portal and Approval of Registration of Inclusion/ Alteration in SAP. Until the end of the year, we estimate to develop new courses. In partnership with Fundação Bradesco, there are 13 courses available via TreiNet for clients holding “Conta Universitária Bradesco” (a special account for students).

In conformity with other media used in training, we made available in September the video-training called “Retail Service Quality”, which focused among other issues, the importance of service as a differential in clients’ loyalty.

Proceeding with the observance to the Resolution 3,158/03 of the Brazilian Monetary Council, which implemented the preparatory Programs for the Certification examination in Investment Products, destined to the professionals serving clients at Branches Network and qualified investors, we certified 6,759 professionals up to September 2005.

In this period, the Insurance Universe – UNIVERSEG project was continued for brokers and dealerships that sell Bradesco Seguros e Previdência’s products.

Courses are offered in-class or online, via TreiNetSeg, TreiNetPrev and TreiNetCapi with specific courses for the Insurance, Private Pension Plan and Savings Bonds areas.

The new strategies towards the Retail Market Segment were greatly improved with the Clients’ Management Program, which focus, among other issues, the clients’ management model, in order to simplify the relationship, taking into account its potential for increasing the assets and the branches’ incomes, with 2,535 participations in the period between January and September 2005 and estimating 3,000 participations up to the end of the year.

The Crédito no Varejo (Retail Market Credit) program is also pointed out, aiming to qualify the Account Managers that work with companies in the granting of loan to micro and small-sized businesses. The development of this program relied on Sebrae’s partnership and the estimate for this year is about 1,371 participations – from January to September 2005.

Since 1996, in partnership with educational institutions such as FIA, FIPE, FGV and Ibmec, 1,092 of the Organization's employees obtained MBAs or other Post-Graduate Specialization courses and Masters degree. A MBA Controller class is under progress this 3rd quarter, in partnership with Fipecafi, with 30 participations of various areas and one more class of MBA on-line banking business, destined to the Branch Managers of all segments of the Organization, developed in partnership with FGV -Rio de Janeiro, with 38 participants. Also in this same period, we concluded two classes of MBA Banking Business (São Paulo and Rio de Janeiro) with 62 participants and we started two more classes, also in São Paulo and Rio de Janeiro, with 62 participants.

In the period between January and September of 2005, 1,180 courses were given in 21,914 groups, with 419,146 employee participations and a total of 3,875,908 hours spent in training, as well as investments of R$ 39,3 million.

Increase in Employee Training Participation – in thousands

Total Amount Invested in Training – R$ million

Social-cultural Events

In 3Q05, Bradesco once more contributed to culturally enrich the Brazilian society, by supporting social projects throughout the country. It supported the refurbishment of Concha Acústica, main events stage of Campos do Jordão’s winter festivities, in São Paulo inland. The opening ceremony of Concha relied on the presentation of Choir of Osasco Fundação Bradesco’s students.

Bradesco was also one of the sponsors of VIII Japan Festival, major cultural event of the Japanese-Brazilian community in the country. The festival aims at disseminating to the population the cultural richness of various regions of Japan, with attractions such as tea ceremony, dancing groups, traditional food, handcrafts, cinema and martial arts, amongst others.

Bradesco sponsored the exhibition “Obras Primas da Calábria” (Calabria Masterpieces), with free visitation at the Brazilian Art Museum, at Armando Álvares Penteado Foundation (FAAP) in the city of São Paulo. For the first time, the exhibition in Brazil brought 104 pieces from the XIV to XX centuries, amongst paintings, marble and silver sculptures, besides applied arts pieces from churches and monasteries of Calabria region, in Italy.

Bradesco also sponsored other events, such as the 28th edition of Expointer, in the city of Esteio, Rio Grande do Sul; Expo Cristã 2005, in the city of São Paulo, São Paulo; Expo Money 2005, in the city of São Paulo, São Paulo; the 31st National Conference of Human Resources (CONARH), in the city of São Paulo, São Paulo; and the I Forum of Mass Insurance Marketing, in the city of São Paulo, São Paulo.

Social Activities: Finasa Sports Program

The Bradesco Organization channels its support of sports activities through the FINASA Sports Program (FINASA ESPORTES), successor of the BCN Sports Program. This initiative, which will complete 18 years of activity in November 2005, gained momentum in 1997, following its integration with Bradesco's other social projects. Along its history, the program has become a benchmark for assistance in the education of young people, using sports through the formation of women basketball and volleyball teams as an instrument for social inclusion. At present, 3,882 girls from 10 to 16 years of age, enrolled at school and attending classes on a regular basis are included in the program. Approximately 70% of these girls derive from deprived backgrounds and are considered to be at social risk.

FINASA ESPORTES maintains 73 training centers, 47 for volleyball and 28 for basketball, installed on the premises of state schools, at Osasco's city hall sports centers, at Fundação Bradesco school, at a SESI unit and at three private schools, all located in the municipality of Osasco, in the Greater São Paulo. Acting in partnership with the local government, the Bradesco Organization offers a full support structure which includes the supply of sports and learning materials, as well as a team of 70 professional instructors, including local and state coordinators and teachers.

The community integration has been the outstanding feature of this important work. The PROGRAM is designed to transform sports practice into a powerful tool for strengthening the ties with citizenship values. At the FINASA ESPORTES training centers, 2 classes every week are dedicated to counseling on various topics, such as notions of hygiene, teen pregnancy, stress, drug abuse and other teen-related issues, always emphasizing the importance of team spirit. The training centers are also used to disseminate values that favor healthy living in society, including respect for others, union, dedication, persistence and excellence. Classes also stress the importance of having a positive and participative attitude, emphasizing the need to foster activities related to the recycling of materials, the rational use of water and electricity and the promotion of campaigns related to social issues, such as collecting donations in food and clothing.

The FINASA ESPORTES program shows that sports practice is much more than a way to discover vocations or create athletes, it lays the basis for the formation of citizens, who are the essence of a better country for everyone.

Fundação Bradesco – The Bradesco Organization's Social Arm

Background

Fundação Bradesco, a non-profit entity, headquartered at Cidade de Deus, Osasco, SP, was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Aware that education lies on the roots of equal opportunities and personal and collective fulfillment,

Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian states and in the Federal District.

Objectives and Goals

Through the pioneer action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and citizenship.

Accordingly, the reach of Fundação Bradesco has been expanded yearly, increasing the number of enrolled students from 13,080 to more than 107,699 over the last twenty-four years. The schools of Fundação Bradesco run free education for Kindergarten, Elementary School and High School, as well as Basic Professional and Technical education in IT, electronics, industry, management and agribusiness. Distance learning is also offered as part of the Youth and Adult Basic Education Equivalency programs via Tele-education and the Virtual Classroom site.

Areas and Methods of Action

Basic Education

Kindergarten and Elementary School comprise more than 43% of all students on courses provided by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health care.

Fundação Bradesco is always evaluating contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units, ongoing interactions among them.

The schools are understood as a privileged environment for appraising citizenship values and for regarding students as original and creative human beings, who learn through experiences in both school and society. Hence, their potential and needs to interact and reflect on the diversity of knowledge are essential.

The multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive and that their role in learning is faced as a producer of knowledge.

On this intent, Fundação Bradesco offers various continuing education opportunities, including e-learning.

These resources have resulted in the compilation of diverse learning materials, including text books used up to the fourth grade of elementary school, Philosophy for High School and Cultural Diversity as well as other important supporting materials.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance to the new model of technical learning in force in Brazil. Bradesco structured the subjects of the course, prioritizing the demands from the labor market and the society from a brand new perspective.

Based on the professional areas of Agribusiness, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the School units are located.

The content of these courses aims to ensure a strict relation among work, knowledge and citizenship. The final target is to bring out creative, productive and business-minded citizens, as well as showing students the importance of permanent education.

When offering to students, who arise from underprivileged backgrounds, courses whose content will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Basic Professional Education

Fundação Bradesco runs free Basic Professional Education designed for the update and qualification of workers with different school levels. There are more than 105 options for free courses, presenting flexible programs, in the same track of the labor market conditions in the following professional areas: Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality ( Tourism, Hospitality and Catering). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These students come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school when they were supposed to. At Fundação Bradesco, they are given adult literacy courses and graduate at both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the own schools of the Fundação or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, avoiding the need for students to travel to the school units. Another reason for the good performance is related to the investments made by Fundação Bradesco in learning technology resources.

Developed for the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a socio-constructive concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes awake the interests and motivate learners, guaranteeing the success of the course.

The main purpose of the Fundação Bradesco is to prepare students to improve their lives, based on the acquisition of organized knowledge, since according to Bradesco’s philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Material Facts

Aiming to provide basic learning in computers and free access to public services via Internet, besides of appraising citizenship with actions development pronounced with the communities, Fundação Bradesco already has 31 CIDs – Digital Inclusion Centers. The most recent one is located in Lalima (Mato Grosso do Sul state), which is the second digital inclusion center located at Native Brazilian indian community. The project jointly with large IT companies aims to avoid digital exclusion and to boost the compliance to people that live next to the schools, in places managed by the community’s volunteers. High School students offer monitoring for the activities, acting as main characters of local development.

Fundação Bradesco represented Brazil in the IDEAS Institute Seminar, an annual meeting promoted by MIT Media Lab, in Boston, United States. The event relied on the participation of eight countries and its purpose is to share the experiences of applying technology in social projects.

Also in Boston, the results of “Projeto Educação para o Futuro” (Educational Project for the Future) were presented, during the Worldwide Intel Roundtable Meeting. Such project developed in Brazil since 2003 by Fundação Bradesco is destined to qualify professionals for the use of technology in the education methodologies.

An agreement was entered into to develop the project “Cuidando do Futuro” (Taking care of the future) jointly with Canal Futura, of which Fundação Bradesco is partner-founder. The educators of each Fundação’s educational unit were distributed into five regions and were qualified to implement projects in the environment, labor, consumption and health (sexuality and drugs) areas. Such qualification was also extended to public schools educators.

Three nurseries for the production of remaining seedlings of the Atlantic forest were inaugurated, at schools of Campinas, São Paulo, Marília, São Paulo and Vila Velha, Espírito Santo, which were added to those already maintained in Osasco, São Paulo and Registro, São Paulo. The teachers and students of Fundação Bradesco receive technical qualification from SOS Mata Atlântica Foundation for the handling of species and promotion of environment and reforestation educational actions in partnership with local social actors.

Acknowledgments

The projects “Biodiesel: uma alternativa energética viável” (Biodiesel: a viable energy alternative) of Paragominas, Pará school and “Fitoterapia na Cura de Doenças” (Phytotherapy in the Cure of Diseases) of Teresina, Piauí school received honors as finalists of the competition “Cientistas de Amanhã” ( Tomorrow Scientists) performed at the State University of Fortaleza, Ceará by the Brazilian Society for the Science Progress – SBPC.

Students of the School Unit of Osasco, São Paulo were awarded with the 2nd position in the Brazilian Robotics Championship, ensuring them a place to represent Brazil in the Worldwide Championship to be performed in the United States in 2006. The project pointed out the use of robotics tools in the access to disabled people, as a way to promote their inclusion and social integration.

The project “Redescobrindo e valorizando a história de Pinheiro: um compromisso com a cidadania” (Rediscovering the valuing Pinheiro’s history: a commitment to citizenship) of Pinheiro, Maranhão school, won in the category “Educação Patrimonial do Prêmio Rodrigo de Melo Franco de Andrade” (Heritage Education of Rodrigo de Melo Franco de Andrade Award), which was awarded by the Historical and Artistic Heritage Institute of Brazil –IPHAN. Such award aims at acknowledging actions to preserve the Brazilian cultural heritage. Besides being the winner, Fundação Bradesco was classified into another six works among 155 those enrolled.

School’s Location

The majority of the Fundação Bradesco’s educational units are located in the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia – GO	2,165	Paragominas – PA	2,325
Bagé – RS	2,083	Paranavaí – PR	1,872
Boa Vista – RR	2,030	Pinheiro – MA	2,210
Bodoquena – MS	1,149	Propriá – SE	2,033
Cacoal – RO	2,160	Registro – SP	2,300
Campinas – SP	4,741	Rio Branco – AC	2,322
Canuanã – TO	1,226	Rio de Janeiro – RJ	4,127
Caucaia – CE	2,140	Rosário do Sul – RS	990
Ceilândia – DF	3,150	Salvador – BA	1,990
Cidade de Deus – Osasco, SP		São João Del Rei – MG	2,258
• Unidade I	4,065	São Luis – MA	2,396
• Unidade II	2,816	Teresina – PI	2,251
• Postos de Educação de Jovens e Adultos	6,820	Vila Velha – ES	1,959
• Núcleo de Capacitação Profissional	6,277
Conceição do Araguaia – PA	2,277
Cuiabá – MT	2,175
Feira de Santana – BA	650
Garanhuns – PE	700	Basic Professional Education
Gravataí – RS	3,323	Rural Area – Artificial Insemination
Irecê – BA	2,442
Itajubá – MG	2,412
Jaboatão – PE	2,399	Cáceres – MT
Jardim Conceição – SP	2,590	Campo Grande – MS
João Pessoa – PB	2,049	Goiânia – GO
Laguna – SC	2,125	Igarapé – MG
Macapá – AP	2,072	Ilhéus – BA
Maceió – AL	2,330	Uberaba – MG
Manaus – AM	2,789
Marília – SP	3,793	Subtotal	1,740
Natal – RN	2,150	Total (*)	107,871

(*) Forecast for compliance in 2005.

Fundação Bradesco – An Educational Project as large as Brazil

Financing

Funds for the financing the activities of Fundação Bradesco derive from income of its Stockholders’ Equity.

Investments in 2004	R$ 156.6 million
Budget for 2005	R$ 157.6 million

Courses – Grades

	Services in 2004		Estimate for 2005

	Students	% of total	Students	% of total

Kindergarten	3,512	3,25	3,518	3,26
Elementary School	30,640	28,45	30,428	28,21
High School and Professional and Technical	16,390	15,22	17,057	15,81
Youth and Adult Education	22,009	20,44	21,705	20,12
Basic Professional Education	35,148	32,64	35,163	32,60
Total	107,699	100,00	107,871	100,00

Student Profile – in percentage

Increase in the Number of Students

Environmental Responsibility

Bradesco’s contribution to preserve the Environment

Bradesco aware of the dimension of sustained responsibility and the need of balancing our mission in maintaining adequate facilities, without disregarding the social and environmental aspects, we have adopted practical measures contributing to preserve the environment.

In this regard, we permanently seek to apply new technologies minimizing the impact on ecosystems. In addition, the contracted companies’ commitment to our social and environmental goal and a continued awareness of our staff in pursuit of eco-efficiency, reinforces our commitment to foment sustainability. Below, we present some measures already adopted or under implementation.

1) Civil works solid residues

Concerned with the impact on environment, we made an addendum to our agreements with segment companies, holding the building contractors responsible for complying with the Resolution 307 of the Environment National Council concerning the correct destination of residues produced in site office (debris, wood, plastic, metal etc.), upon refurbishments and alterations in layouts of our premises. Referring to the maintenance of Buildings at the headquarters, the agreements were added with a specific clause on the correct destination of painting residues (inks, glue, paint brush used etc.)

This responsibility includes the submission of a document recording that residues were deposited in licensed landfills, in the cities served thereby, under the selection of works remains as indicated by the above-mentioned Resolution.

2) Paper and Cardboard

Currently, approximately 100 tons of paper and cardboard are collected monthly in some of our administrative centers, which are submitted to a selective process. It has been examined the possibility of its implementation in other regions. Methods to assess the quantity of paper consumed by the Organization is under study, both office paper and forms, with a view to knowing besides the amount, which are the possible measures, which may be adopted aiming at reducing such consumption.

3) Recycled Paper Usage Program

Now we hold a special initiative, whether due to its dimension and comprehensiveness, or due to a positive standing towards the environment preservation: Recycled Paper Usage Program at Bradesco Organization.

This Program, a result of Bradesco’s belief that it is able to highly contributing to disseminate theory and practice of environmental responsibility, it has been implemented gradually in our Organization. The option to use Recycled Paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, we are aware that the result will be beneficial for the country development. We already started to use recycled paper to produce internal prints and also in the routine information to our Investors, Market Analysts and Clients.

4) Metal, Glass and Plastics

In September, we started at the headquarters and in two other administrative centers, the selective collection of metal, glass and plastics, which has been encouraged by means of in-house campaigns. In order to improve our concern in this regard, we have been using at the headquarters on an experimental basis, biodegradable plastic bags with colors corresponding to waste collected. We estimate to optimize the use of this type of material on a short-term basis in other administrative centers and subsequently throughout all our network. A measure adopted nearly 4 years ago is the utilization of re-manufactured cartridges as consumption items for our Premises, aiming besides cost savings, the benefits of reducing pollution and environmental tear and wear.

5) Lamps

We have more than 36 thousand lamps at our headquarters buildings and monthly more than 600 lamps are replaced. Concerned with the appropriate destination of this material, the maintenance agreements contain specific clause about the service company’s obligation to conduct the ecologically correct discard.

The replacement of 50% of 255 mercury lamps by other sodium steam lamps, in 178 posts installed on the streets of Cidade de Deus (headquarters), and the exchange over the past 3 years of approximately 30,000 40Watts lamps with 32Watts, has substantially reduced the energy consumption, without loosing the lighting efficiency.

6) Electricity and Water

With a view to rationing electricity and water consumption, we destined an area to manage the consumption of these strategic resources. Its attributions consist of managing agreements of demand for electricity with the concessionaires and permanent research of efficient and intelligent new technologies for our equipment, observing the environment preservation policy.

The Branches Network awareness about this issue has been deserved continual attention by indicating consumption targets for our units, based on size, quantity of equipment installed and headcount, as well as release of articles about the rational use of electricity and water.

For instance, we installed and guided the use of timing machines for the automatic turning-off of lamps and lights, allowing an easy utilization at scheduled hours. The turning-off of illuminations, non-used areas, and the employment of natural light have been encouraged.

Similar care is adopted in the acquisition and installation of air-conditioning systems, such as, thermo-accumulation devices, which reduce the energy consumption in peak hours, and water treatment in its towers, without using chemical products.

We recommend the optimization in the use of lifts and air conditioning. We also recommend that equipment, energy consumers, are only turned on when under use.

Same concern is expressed as to the rational use of water. Thus, our premises are periodically guided concerning the monthly follow-up of consumption and maintenance aiming at correcting possible leakage in valves, flushings and faucets. In addition, technical measures contributing to water reduction has been adopted, for instance, the replacement of mechanical faucets with automatic ones for use at headquarters premises, amounting to 736 units.

The adequate garden watering, observing the best hour and periodicity, also has been deserved attention. Also concerning the gardening areas, our headquarters maintain approximately 115,000m2 of green area, with more than 3 thousand trees cataloged under the replacement and planting program. Grass pruning, the collection of leaves and branches, add approximately 12 tons monthly. We have been using on an experimental basis, a crushing machine of such natural residues, preventing the discard in embankments and optimizing its utilization as organic fertilizer, the measure of which we intend to adopt, depending on its results.

Equator Principles

Equator Principles rules are based on environmental criteria and social responsibility developed by the International Finance Corporation (IFC), World Bank’s arm, which shall be observed in the granting of loans for projects exceeding the amount of US$ 50 million.

When Bradesco adopted these principles, it believed that all the society will be benefited, as the Bank is consolidating the management of exposure to risks associated with these projects, as well as a pro-active involvement in environmental and social issues.

Taking into account Bradesco’s adhesion to the Equator Principles, our Real Estate Valuation department is attentive in requesting the submission of reports attesting the non-existence of environmental liabilities, upon eventual proposals for undertakings exceeding US$ 50 million, or lower amount, when deemed convenient, due to real estate peculiarities.

Social Report – 9-month period ended on September 30, 2005 and 2004

1) Calculation basis

	9 months of 2005 (R$ thousand)	9 months of 2004 (R$ thousand)

Net revenue (RL) (1)	11,115,558	8,162,088
Operating income (RO)	5,979,962	2,582,958
Gross payroll (FPB)	3,950,205	3,684,584

2) Internal social indicators

	R$ thousand	% on FPB	% on RL	R$ thousand	% on FPB	% on RL

Meals	337,034	8.5	3.0	337,091	9.2	4.1
Compulsory social charges	711,305	18.0	6.4	683,274	18.5	8.4
Private pension plans	192,283	4.9	1.7	159,185	4.3	1.9
Healthcare insurance	190,697	4.8	1.7	156,474	4.3	1.9
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	39,252	1.0	0.4	36,732	1.0	0.5
On-site child care and child-care benefit	32,510	0.8	0.3	31,193	0.8	0.4
Employee profit sharing	223,042	5.7	2.0	126,839	3.4	1.6
Other	71,653	1.8	0.6	66,125	1.8	0.8
Total – Internal social indicators	1,797,776	46.5	16.1	1,596,913	43.3	19.6

3) External social indicators

	R$ thousand	% over RO	% over RL	R$ thousand	% over RO	% over RL

Education	443	–	–	53,518	2.1	0.7
Culture	4,951	0.1	–	5,118	0.2	0.1
Health and basic sanitation	216	–	–	6,169	0.2	0.1
Sports	5	–	–	431	–	–
Prevention of hunger and food security	100	–	–	261	–	–
Other	7,583	0.1	0.1	8,944	0.4	0.1
Total contribution to society	13,298	0.2	0.1	74,441	2.9	1.0
Taxes (excluding social charges)	3,173,039	53.1	28.6	1,744,970	67.5	21.3
Total – External social indicators	3,186,337	53.3	28.7	1,819,411	70.4	22.3

4) Environmental indicators

	R$ thousand %	over RO	% over RL	R$ thousand %	over RO	% over RL

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs/projects	–	–	–	–	–	–
Total investments in environmental protection	–	–	–	–	–	–

As regards the establishment of "annual goals" for minimizing waste, general production/operation consumption and the efficient use of natural resources, the company:	( ) has no established goals ( ) complies 51 to 75% ( ) complies 0 to 50% ( ) complies 76 to 100%			( ) has no established goals ( ) complies 51 to 75% ( ) complies 0 to 50% ( ) complies 76 to 100%

5) Employees Indicators

	9 months of 2005	9 months of 2004

Employees at the end of the period	73,556	74,227
Admissions during the period	5,229	3,483
Outsourced employees	7,564	6,519
Trainees/interns	492	394
Employees older than 45	5,787	5,502
Women employees	34,069	34,119
% of management positions held by women (2)	41.1	40.3
Black employees	6,231	6,365
% of management positions held by blacks	7.2	8.1
Disabled employees or employees with special needs	764	701

6) Significant information regarding the level of business citizenship

	9 months of 2005			Targets– 9 months of 2006
Ratio between maximum and minimum salary	20,9			N/A
Total number of occupational accidents	393			Staff awareness for avoiding accidents in the work place
The company’s social and environmental projects were established by:	( ) directors	( x ) directors and managers	( )all employees	( ) directors	( x ) directors and managers	( ) all employees
Occupational safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa
As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OITrules	( ) encourages activities and complies with OIT rules	( x ) does not interfere	( ) complies with OITrules	( ) encourages activities and complies with OIT rules
Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
The company’s profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required
As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere	( x ) gives support	( )organizes and encourages participation	( ) does not interfere	( x ) gives support	( )organizes and encourages participation
Total number of consumer, complaints and critics:	In company: N/D	At Procon: N/D	At court: N/D	In company: N/D	At Procon: N/D	At court: N/D
% of complaints solved:	In company: N/D	At Procon: N/D	At court: N/D	In company: N/D	At Procon: N/D	At court: N/D
Total added value to be distributed (R$ thousand)	9 months of 2005: R$ 11,136,596			9 months of 2004: R$ 7,398,167
Distribution of added value (DVA):	34.9% government 13.8% stockholders	28.7% employees 22.6% retained	32.8% government 13.3% stockholders	40.1% employees 13.8% retained

7) Other information

The information contained in the Social Report was reviewed by KPMG Auditores Independentes.

(1) Net Income is considered Gross Income from Financial Intermediation.                                            N/D Not available
(2) The percentage of management positions held by women was ratified in September 2004.                N/A Non-applicable

7 - Independent Auditors’ Report

Independent auditors’ report on a special review of supplementary accounting information included in the Economic and Financial Analysis Report and in the Statement of Social Responsibility

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco – SP

We have performed a special review, in accordance with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON) jointly with the Brazilian Federal Accounting Council (CFC), of the consolidated quarterly information of Banco Bradesco S.A. and its subsidiaries (consolidated) for the quarter ended September 30, 2005 and we issued an unqualified opinion, dated November 4, 2005.

Our review was conducted with the purpose of reviewing the consolidated quarterly information of Banco Bradesco S.A. and its subsidiaries taken as a whole. In connection with our special review, we have conducted a review of the supplementary accounting information included in the Economic and Financial Analysis Report and in the Statement of Social Responsibility, which are presented, exclusively, for the purpose of additional analysis and are not a required part of the quarterly information.

Based on our special review, we are not aware of any significant modifications that should be made to the supplementary accounting information for it to be presented fairly, in all material respects, in relation to the consolidated quarterly information taken as a whole.

November 4, 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by

Cláudio Rogélio Sertório
Accountant
CRC 1SP212059/O-0

8 - Financial Statements, Independent Auditors' Report, and Report of the Fiscal Council

Management Report

Dear Stockholders,

We are pleased to present the Financial Statements of Banco Bradesco S.A. for the period ended on September 30, 2005, as well as the consolidated financial statements, prepared in accordance with the requirements of Brazilian Corporate Law.

Among the important events for the 3Q05 at Bradesco Organization, it is worth mentioning the following:

  Bradesco won the bidding to centralize the checking accounts of 67.7 thousand suppliers of the local government of São Paulo. Out of this number, 15.9 thousand effectively rendered services to the local government last year, generating a monthly average payment of R$ 600 million. Such relevant accomplishment strengthens Bradesco’s performance in such competitive segment.
  On June 3, Austin Rating granted an AA rating in Corporate Governance to Bradesco (first rate practices), essentially based on the ethical values of the Organization, transparency, solid corporate culture and control mechanisms, contributing to increase stockholders’ confidence as to protection of investment and sustainability of operations.
  In addition, on October 10, 2005, proposals were made to pay supplementary interest on own capital of 2005 in the amount of R$ 1.755955872 per common stock and R$ 1.931551459 per preferred stock, which account for nearly 30.8 times the interest monthly paid, and Capital increase at R$ 3 billion, by using a portion of the balance in the “Profit Reserve – Statutory Reserve” account, with stock bonus, by attributing to stockholders, on a free of charge basis, one new stock of same type for each stock held to be resolved on 11.11.2005, in meeting of the Board of Directors and Special Stockholders’ Meeting, respectively.
  We also point out Bradesco’s confirmation that joined the Global Compact, composed of ten principles of the United Nations Organization, related to the Human Rights and Labor, Environmental Protection and Against Corruption. With more such initiative, Bradesco reiterates its commitment to contributing to the development of a more inclusive and sustainable economy, expanding its performance under the social-environmental scope, aligned to the corporate responsibility guidelines.

In the period between January 1 and September 30, 2005, Bradesco reported Net Income of R$ 4.051 billion, equivalent to R$ 8.26 per stock, annualized return of 30.63% on the final stockholders’ equity and 33.66% on average stockholders’ equity. The annualized return on total assets was 2.68%, when compared to 1.49% over same period of previous year.

As a result of main activities developed by Bradesco Organization, taxes and social contributions, including social security, paid or provisioned in the first nine months of the year, amounted to R$ 3.884 billion, equivalent to 95.87% of Net Income.

The improved Operating Efficiency Ratio – IEO, twelve-month accumulated, was 48.05% in June 2005, against 45.73% on September 30, 2005, reflecting a rigid control of administrative expenses combined with permanent efforts to increase revenues.

Paid-in capital stock at the end of quarter was R$ 10 billion, which added to Equity Reserves of R$ 8.262 billion, totaled stockholders’ equity of R$ 18.262 billion, up 24.42% over same period of previous year, corresponding to a book value of R$ 37.25 per stock.

Managed Stockholders’ Equity is equivalent to 9.07% of the consolidated Assets, which amounted to R$ 201.913 billion, a 12.36% increase in relation to September/2004. Therefore, the capital adequacy ratio reached 17.73% on the consolidated financial basis and 15.50% on the consolidated economic and financial basis, well above the minimum of 11% established by the Resolution 2099, as of 8.17.1994 of the Monetary Council of Brazil, in conformity with the Basel Committee. At the end of the quarter, the permanent assets to stockholders’ equity ratio, in relation to the Consolidated Reference Equity, was 42.76% in the consolidated financial basis and 18.37% in the consolidated economic and financial basis, within the maximum limit of 50%.

Referring to the provisions in Article 8 of Circular 3,068, as of 11.8.2001 of the Central Bank of Brazil, Bradesco declares to have financial ability and intention of holding to maturity the securities classified under the category “securities held to maturity”.

Bradesco Organization’s global assets under management on September 30, 2005 amounted to R$ 295.492 billion, a 15.87% growth when compared to the same period last year, broken down as follows:

  R$ 95.633 billion in Demand, Time and Interbank Deposits, Other Deposits, Open Market and Savings Accounts;
  R$ 114.656 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third- Parties Funds Quotas, with an increase of 22.93% compared to September/2004;
  R$ 41.311 billion recorded in the Foreign Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection and Deposits of Taxes and Similarities, Securities Issuance and Subordinated Debt in Brazil;
  R$ 38.235 billion recorded in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds, with an expansion of 21.05% when compared to the same period of previous year;
  R$ 5.657 billion in External Funds, through public and private issuances, Subordinated Debt and Securitization of Future Financial Flows, representing US$ 2.546 billion.

Loan operations on their turn added up to R$ 75.244 billion at the end of period, including in this amount:

  R$ 4.730 billion in Advances on Foreign Exchange Contracts, for a total Portfolio of US$ 3.828 billion in Export Financing;
  US$ 538.417 million of Import Financing in Foreign Currency;
  R$ 2.208 billion in Leasing;
  R$ 5.733 billion in operations within the Agribusiness Industry;
  R$ 25.149 billion in Consumer Financing;
  R$ 7.685 billion related to foreign and local onlendings, mainly arising from BNDES – National Bank for Social and Economic Development.

In the first nine months of 2005, Bradesco allocated to Real Estate Financing activities funds in the amount of R$ 704.323 million for the building and acquisition of houses, corresponding to 9,613 real properties.

In Capital Markets, in support of corporate capitalization, Bradesco mediated public placement of stocks, debentures and promissory notes, and also participated in structured operations, pointing out Credit Rights Investment Funds, which at the beginning of the year amounted to R$ 21.688 billion, representing 44.71% of total volume of such issuances recorded at CVM. It also operated in the advisory of special operations, comprising mergers and acquisitions, project finance and financial and corporate restructurings.

With an outstanding performance in the insurance, supplementary private pension and savings bonds areas, Grupo Bradesco de Seguros e Previdência posted Net Income of R$1.225 billion and Stockholders’ Equity of R$ 4.870 billion on September 30,2005. Net premiums written reached R$ 11.741 billion, up by 7.54% when compared to same period of previous year.

Bradesco Organization maintained at service of clients and users a network comprised of 13,141 service branches at the end of the quarter, equipped with 22,658 Bradesco Day and Night ATMs, 20,955 of which also operate on weekends and bank holidays:

2,916 branches in the country (2,915 Bradesco and 1 Banco Finasa);

3 branches abroad, 1 in New York (Bradesco), 1 in Grand Cayman (Bradesco) and 1 in Nassau, in Bahamas (Boavista);

5 subsidiaries abroad (Banco Bradesco Argentina S.A., in Buenos Aires, Banco Bradesco Luxembourg S.A., in Luxembourg, Bradesco Securities, Inc., in New York, Bradesco Services Co., Ltd., in Tokyo and Cidade Capital Markets Ltd., in Grand Cayman);

5,439 Banco Postal branches;

2,390 banking service branches and outlets installed at companies’ facilities;

2,164 outplaced terminals of Bradesco Day and Night network;

224 branches of Finasa Promotora de Vendas, a company present in 18,537 auto resale dealerships and 22,043 stores selling furniture and home décor, tourism, auto parts, software and hardware, home improvement material, clothing and footwear, amongst others.

In compliance with the Instruction 381, issued by the Brazilian Securities and Exchange Commission, in the quarter Bradesco Organization neither contracted nor had services rendered by KPMG Auditores Independentes unrelated to the independent audit in levels higher than 5% of total costs thereof. The policy adopted complies with the principles preserving the Auditor’s independency, pursuant to the internationally accepted criteria, such as: the auditor shall neither audit his own work, nor perform management duties with his client or promote his interests. In view of Brazilian Central Bank’s regulation, each independent audit is contracted for a period no longer than five years.

The social work of the Bradesco Organization is permanently focused on contributing to the improvement of education in Brazil. Bradesco concentrated its efforts in educational and assistance programs developed through Fundação Bradesco, which maintains 40 schools installed as a priority in regions which are both socially and economically deprived throughout the Brazilian states and the Federal District. More than 107 thousand students receive education free of charge, including those enrolled on its youth and adult education and basic professional training courses. More than 50 thousand students of kindergarten, elementary and high school and technical training also receive on a free of charge basis meals, uniforms, school materials and medical/dental care.

In the Human Resources Area, Bradesco, always concerned with the qualification and professional development of its employees, proceeded with its broad training program, continuously seeking the evolution in the quality and level of services rendered. In the period between January and September 2005, 1,180 courses were given, with 419,146 participations.The assistance benefits that target to assure the well-being, the improvement in the quality of life and safety of employees and its offspring comprised, at the end of quarter, 174,993 lives.

The achievements and positions conquered emphasize Bradesco’s correct strategy of permanently solidifying its leadership position in the market, always grounded on the determination of exceeding expectations and offering the best to its clients and users. In view of such progress, we acknowledge the support and trust of our stockholders and clients, as well as the dedication and commitment of our employees and other collaborators.

Cidade de Deus, November 4, 2005

Board of Directors and
Board of Executive Officers

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Assets	2005		2004

	September	June	September

Current Assets	155,449,912	149,399,503	137,698,366
Funds available (Note 8a)	2,599,967	3,081,453	2,386,029
Interbank investments (Notes 3b and 9)	23,581,473	22,766,776	24,458,910
Open market investments	16,865,804	18,372,684	18,279,891
Interbank deposits	6,716,686	4,397,027	6,179,784
Allowance for losses	(1,017)	(2,935)	(765)
Marketable securities and derivative financial instruments (Notes 3c, 3d, 10, 33b and 33c)	52,007,983	51,926,621	45,702,222
Own portfolio	44,085,556	43,991,633	40,027,062
Subject to repurchase agreements	386,997	235,176	602,846
Derivative financial instruments	1,229,233	1,747,896	535,358
Restricted deposits – Brazilian Central Bank	4,261,564	4,581,552	3,645,317
Privatization currencies	1	1	66,385
Subject to collateral provided	2,037,544	1,370,363	824,446
Securities purpose of unrestricted purchase and sale commitments	7,088	–	808
Interbank accounts	16,127,954	15,950,914	14,956,469
Unsettled receipts and payments	644,561	598,099	638,390
Restricted credits (Note 11)
– Restricted deposits – Brazilian Central Bank	15,429,744	15,297,826	14,244,337
– National Treasury – rural funding	578	578	578
– National Housing System –SFH	12,485	12,020	40,833
Correspondent banks	40,586	42,391	32,331
Interdepartmental accounts	78,641	61,256	99,863
Internal transfer of funds	78,641	61,256	99,863
Loan operations (Notes 3e, 12 and 33b)	43,613,317	39,700,851	33,266,967
Loan operations:
– Public sector	345,390	208,475	382,388
– Private sector	46,302,111	42,426,694	35,550,951
Allowance for doubtful accounts (Notes 3e, 12e, 12f and 12g)	(3,034,184)	(2,934,318)	(2,666,372)
Leasing operations (Notes 2, 3e, 12 and 33b)	1,211,876	1,099,919	857,221
Leasing receivables:
– Public sector	1,553	–	–
– Private sector	2,352,976	2,138,251	1,721,269
Leasing receivables	(1,093,495)	(996,733)	(810,915)
Provision for leasing losses (Notes 3e, 12e, 12f and 12g)	(49,158)	(41,599)	(53,133)
Other receivables	15,158,776	13,779,171	15,049,891
Receivables on guarantees honored (Note 12a - 2)	10	98	434
Foreign exchange portfolio (Note 13a)	8,140,427	7,671,921	8,960,299
Receivables	204,982	212,863	236,729
Negotiation and intermediation of securities	675,125	302,253	85,323
Insurance premiums receivable	1,040,347	1,051,720	961,590
Sundry (Note 13b)	5,245,330	4,670,975	4,957,953
Allowance for other doubtful accounts (Notes 3e, 12e, 12f and 12g)	(147,445)	(130,659)	(152,437)
Other assets (Note 14)	1,069,925	1,032,542	920,794
Other assets	416,842	428,085	490,749
Provision for mark-to-market adjustments	(207,801)	(217,382)	(239,614)
Prepaid expenses	860,884	821,839	669,659
Long-term receivables	41,932,996	40,581,692	37,038,792
Interbank investments (Notes 3b and 9)	568,004	606,923	666,791
Interbank deposits	568,233	607,452	668,713
Allowance for losses	(229)	(529)	(1,922)
Securities and derivative financial instruments (Notes 3c, 3d, 10, 33b and 33c)	12,239,517	12,514,791	12,452,437
Own portfolio	9,947,348	10,556,786	8,916,541
Subject to repurchase agreements	1,584,235	1,424,683	2,022,068
Derivative financial instruments	53,344	79,271	48,959
Restricted deposits – Brazilian Central Bank	239,874	33,126	275,110
Privatization currencies	94,366	92,445	7,388
Subject to collateral provided	320,350	328,480	361,552
Securities purpose of unrestricted purchase and sale commitments	–	–	820,819

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Assets	2005		2004

	September	June	September

Interbank accounts	251,743	246,686	280,122
Restricted credits (Note 11)
– National Housing System – SFH	251,743	246,686	280,122
Loan operations (Notes 3e, 12 and 33b)	19,770,118	18,341,612	15,241,094
Loan operations:
– Public sector	440,063	415,069	241,107
– Private sector	20,688,674	19,214,142	16,206,755
Allowance for doubtful accounts (Notes 3e, 12e, 12f and 12g)	(1,358,619)	(1,287,599)	(1,206,768)
Leasing operations (Notes 2, 3e, 12 and 33b)	897,182	785,902	494,021
Leasing receivables:
– Public sector	5,078	–	–
– Private sector	2,015,284	1,782,454	1,171,119
Unearned income from leasing	(1,072,941)	(951,367)	(630,309)
Allowance for leasing losses (Notes 3e, 12e, 12f and 12g)	(50,239)	(45,185)	(46,789)
Other receivables	7,764,680	7,685,296	7,616,104
Receivables	222	1,615	6,114
Insurance premiums receivable	–	–	25
Sundry (Note 13b)	7,771,926	7,694,757	7,665,844
Allowance for other doubtful accounts (Notes 3e, 12e, 12f and 12g)	(7,468)	(11,076)	(55,879)
Other assets (Note 14)	441,752	400,482	288,223
Other assets	11,349	14,536	32,379
Provision for mark-to-market adjustments	(1,891)	(4,372)	(15,973)
Prepaid expenses	432,294	390,318	271,817
Permanent assets	4,530,314	4,560,892	4,966,340
Investments (Notes 3g,15 and 33b)	1,038,040	1,019,608	970,926
Ownership in affiliated and subsidiary companies:
– Local	440,713	403,056	471,130
Other investments	937,918	951,520	863,376
Allowance for losses	(340,591)	(334,968)	(363,580)
Property, plant and equipment in use (Notes 3h and 16)	2,043,277	2,076,038	2,263,225
Buildings in use	1,296,720	1,294,487	1,368,973
Other fixed assets	3,562,387	3,545,553	3,512,586
Accumulated depreciation	(2,815,830)	(2,764,002)	(2,618,334)
Leased assets (Note 16)	10,760	12,345	24,581
Leased assets	23,159	45,549	66,216
Accumulated depreciation	(12,399)	(33,204)	(41,635)
Deferred charges (Notes 2, 3i and 17)	1,438,237	1,452,901	1,707,608
Organization and expansion costs	1,267,542	1,191,651	1,122,901
Accumulated amortization	(732,828)	(703,170)	(645,167)
Goodwill on acquisition of subsidiaries, net of amortization (Note 17a)	903,523	964,420	1,229,874
Total	201,913,222	194,542,087	179,703,498

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Liabilities	2005		2004

	September	June	September

Current liabilities	125,858,252	120,918,348	119,199,751
Deposits (Notes 3j and 18a)	51,144,521	52,780,552	50,671,239
Demand deposits	14,773,886	14,891,617	14,781,735
Savings deposits	24,791,357	24,517,141	23,186,217
Interbank deposits	88,791	46,003	14,267
Time deposits (Note 33b)	11,311,381	13,169,304	12,689,020
Other deposits	179,106	156,487	–
Funds obtained in the open market (Notes 3j and 18b)	19,479,959	17,482,045	20,171,786
Own portfolio	3,654,131	3,159,003	4,441,034
Third-party portfolio	15,818,740	14,323,042	15,628,952
Unrestricted portfolio	7,088	–	101,800
Issuance of securities (Notes 18c and 33b)	1,461,518	1,203,118	3,190,706
Mortgage notes	829,104	814,675	867,960
Debentures	206,185	–	–
Securities issued abroad	426,229	388,443	2,322,746
Interbank accounts	201,705	190,711	322,154
Interbank onlendings	–	–	171,619
Correspondent banks	201,705	190,711	150,535
Interdepartmental accounts	1,680,925	1,275,702	1,417,570
Third-party funds in transit	1,680,925	1,275,702	1,417,570
Borrowings (Notes 19a and 33b)	5,990,676	6,027,285	7,893,671
Local borrowings – official institutions	317	322	1,648
Local borrowings – other institutions	13,031	12,593	11,784
Borrowings Abroad	5,977,328	6,014,370	7,880,239
Local onlendings – official institutions (Notes 19b and 33b)	3,354,846	3,336,371	2,676,622
National Treasury	50,824	51,341	57,950
BNDES	1,459,129	1,530,050	1,076,086
CEF	7,566	5,043	50,267
FINAME	1,836,549	1,748,930	1,490,047
Other institutions	778	1,007	2,272
Foreign onlendings (Notes 19b and 33b)	4,380	4,228	49,581
Foreign onlendings	4,380	4,228	49,581
Derivative financial instruments (Notes 3d and 33)	1,040,374	1,618,346	299,072
Derivative financial intruments	1,040,374	1,618,346	299,072
Technical provisions for insurance, private pension plans and
savings bonds (Notes 3k and 23)	27,094,663	25,114,202	20,774,904
Other liabilities	14,404,685	11,885,788	11,732,446
Collection of taxes and other contributions	1,238,627	1,341,263	1,211,707
Foreign exchange portfolio (Note 13a)	4,042,150	3,180,758	3,974,239
Social and statutory payables	1,118,908	872,635	737,548
Fiscal and pension plans	1,705,039	1,341,902	1,021,857
Negotiation and intermediation of securities	575,753	189,098	74,131
Subordinated debts (Notes 21 and 33b)	122,158	71,468	138,349
Sundry (Note 22)	5.602.050	4,888,664	4,574,615
Long-term liabilities	57,684,116	56,063,560	45,708,043
Deposits (Notes 3j and 18a)	19,950,976	18,873,721	14,115,571
Long-term deposits (Note 33b)	19,950,976	18,873,721	14,115,571
Funds obtained in the open market (Notes 3j and 18b)	5,058,124	3,474,446	1,379,327
Own portfolio	5,058,124	3,474,446	1,379,327

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Liabilities	2005		2004

	September	June	September

Funds from issuance of securities (Notes 18c and 33b)	4,699,497	5,474,173	2,925,215
Mortgage Loans	273	262	21,154
Debentures	2,552,100	2,631,189	–
Liabilities of marketable securities abroad	2,147,124	2,842,722	2,904,061
Borrowings (Notes 19a and 33b)	479,437	449,967	801,271
Local borrowings – official institutions	845	911	–
Local borrowings – other institutions	9	9	–
Borrowings abroad	478,583	449,047	801,271
Local onlendings – official institutions (Notes 19b and 33b)	5,412,002	5,181,111	5,292,792
BNDES	2,364,615	2,259,913	2,492,281
CEF	42,906	31,779	349,031
FINAME	3,002,391	2,887,281	2,449,775
Other institutions	2,090	2,138	1,705
Foreign onlendings (Notes 19b and 33b)	–	–	1,274
Foreign onlendings	–	–	1,274
Derivative financial instruments (Notes 3d and 33)	2,723	942	8,974
Derivative financial instruments	2,723	942	8,974
Technical provisions for insurance, private pension plans and
savings bonds (Notes 3k and 23)	11,140,118	11,418,463	10,810,078
Other liabilities	10,941,239	11,190,737	10,373,541
Fiscal and pension plans	3,823,078	3,655,487	3,449,061
Subordinated debts (Notes 21 and 33b)	6,376,829	6,424,539	5,951,122
Sundry (Note 22)	741,332	1,110,711	973,358
Deferred income	55,272	58,314	44,032
Deferred income	55,272	58,314	44,032
Minority interest in subsidiary companies (Note 24)	53,989	53,415	73,965
Stockholders' equity (Note 25)	18,261,593	17,448,450	14,677,707
Capital:
– Local residents	9,031,476	9,030,539	6,343,955
– Foreign residents	968,524	969,461	656,045
Capital reserves	35,884	35,715	10,645
Income reserves	7,972,090	7,153,748	7,084,529
Adjustment at market value – marketable securities and derivatives	416,638	346,408	638,628
Treasury stock (Notes 25e and 33b)	(163,019)	(87,421)	(56,095)
Stockholders' equity managed by parent company	18,315,582	17,501,865	14,751,672
Total	201,913,222	194,542,087	179,703,498

Consolidated Statement of Income – R$ thousand	(A free translation from the original in Portuguese)

	2005			2004

	3rd Quarter	2nd Quarter	September	September

Revenues from financial intermediation	8,532,515	7,119,093	23,760,872	20,001,283
Loan operations (Note 12h)	4,296,030	3,478,848	11,483,992	9,629,398
Leasing operations (Note 12h)	133,604	95,551	315,742	215,294
Marketable securities (Note 10e)	1,357,055	302,896	3,315,154	4,162,688
Financial result on insurance, private pension plans and savings bonds (Note 10e)	1,515,755	1,464,488	4,749,475	3,763,277
Derivative financial instruments (Note 33c V)	747,956	1,331,444	2,444,561	708,965
Foreign exchange results (Note 13a)	89,974	58,759	320,810	662,657
Compulsory deposits (Note 11b)	392,141	387,107	1,131,138	859,004

Expenses from financial intermediation	4,574,424	3,326,059	12,645,314	11,839,195
Funding operations (note 18d)	2,897,471	1,864,385	7,571,790	6,776,173
Price-level restatement and interest on technical provisions for insurance, private pension plans and savings bonds (Note 18d)	872,695	901,840	2,713,586	2,293,659
Borrowings and onlendings (Note 19c)	262,910	(4,863)	616,036	1,203,254
Leasing operations (Note 12h)	1,448	2,548	7,256	13,192
Allowance for doubtful accounts (Notes 3e, 12f and 12g)	539,900	562,149	1,736,646	1,552,917

Gross result from financial intermediation	3,958,091	3,793,034	11,115,558	8,162,088

Other operating income (expenses)	(1,708,397)	(1,646,577)	(5,135,596)	(5,579,130)
Fee income (Note 26)	1,918,367	1,759,600	5,339,316	4,148,774
Retained premiums from insurance, pension plans and
saving bonds (Notes 3k and 23d)	3,546,484	3,001,125	9,343,304	9,447,520
Net premiums written	4,314,294	3,810,957	11,740,973	10,917,737
Reinsurance premiums and redeemed premiums	(767,810)	(809,832)	(2,397,669)	(1,470,217)
Change in technical provisions for insurance, pension plans and saving bonds (Note 3k)	(739,487)	(279,264)	(1,437,169)	(2,647,145)
Retained claims (Note 3k)	(1,462,742)	(1,456,990)	(4,291,790)	(3,841,992)
Savings bonds draws and redemptions (Note 3k)	(337,735)	(313,144)	(897,370)	(931,517)
Insurance, pension plans and savings bonds selling expenses (Note 3k)	(244,611)	(224,258)	(697,693)	(633,248)
Expenses with pension plans benefits and redemptions (Note 3k)	(615,702)	(628,153)	(1,988,605)	(1,619,539)
Personnel expenses (Note 27)	(1,483,256)	(1,246,226)	(3,950,205)	(3,684,584)
Other administrative expenses (Note 28)	(1,270,824)	(1,239,471)	(3,702,674)	(3,648,632)
Tax expenses	(474,447)	(497,966)	(1,377,008)	(1,052,952)
Equity in the earnings of affiliated companies (Note 15c)	64,227	10,283	68,869	118,560
Other operating income (Note 29)	237,711	259,469	797,020	887,869
Other operating expenses (Note 30)	(846,382)	(791,582)	(2,341,591)	(2,122,244)

Operating income	2,249,694	2,146,457	5,979,962	2,582,958
Non-operating income (Note 31)	(10,149)	(20,757)	(36,756)	(342,963)
Income before tax on profit and ownership	2,239,545	2,125,700	5,943,206	2,239,995
Income tax and social contribution (Notes 35a and 35b)	(807,022)	(707,848)	(1,887,683)	(232,229)
Minority interest in subsidiaries	(2,294)	(1,985)	(4,002)	(5,368)
Net income	1,430,229	1,415,867	4,051,521	2,002,398

Statement of Changes in Stockholders’ Equity – R$ thousand	((A free translation from the original in Portuguese)

	Statement of changes in stockholders’ equity – R$ thousand

Events	Paid-up capital		Capital reserves		Income reserves		Mark-to-market adjustment-marketable securities and derivatives		Treasury stocks	Retained/ accrued earnings/loss	Total

	Capital stock	Unrealized capital	Tax incentives from income tax	Others	Legal	Statutory	Own	Affiliated and subsidiaries

Balances as of 12.31.2003	7,000,000	–	844	7,821	914,629	5,152,011	(43,019)	521,936	(7,342)	–	13,546,880
Title-deed restatement	–	–	–	721	–	–	–	–	–	–	721
Treasury stocks	–	–	–	–	–	–	–	–	(48,753)	–	(48,753)
Subsidies for investments	–	–	1,259	–	–	–	–	–	–	–	1,259
Adjustment at mark-to-market – securities avaliable for sale	–	–	–	–	–	–	(11,894)	171,605	–	–	159,711
Net income	–	–	–	–	–	–	–	–	–	2,002,398	2,002,398
Allocations:
– Reserves	–	–	–	–	62,503	536,145	–	–	–	(598,648)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(984,509)	(984,509)

Balances as of 9.30.2004	7,000,000	–	2,103	8,542	977,132	5,688,156	(54,913)	693,541	(56,095)	419,241	14,677,707

Balances as of 12.31.2004	7,700,000	(700,000)	2,103	8,750	1,067,637	6,678,076	(48,013)	506,093	–	–	15,214,646
Capital increase by subscription	–	700,000	–	–	–	–	–	–	–	–	700,000
Capital increase by stock merger	11,856	–	–	–	–	–	–	–	–	–	11,856
Capital increase with reserves	2,288,144	–	–	–	(308,451)	(1,979,693)	–	–	–	–	–
Title-deed restatement	–	–	–	781	–	–	–	–	–	–	781
Stocks buyback	–	–	–	–	–	–	–	–	(163,019)	–	(163,019)
Premium in stock subscription	–	–	–	24,250	–	–	–	–	–	–	24,250
Mark-to-market adjustment – securities avaliable for sale	–	–	–	–	–	–	(38,606)	(2,836)	–	–	(41,442)
Net income	–	–	–	–	–	–	–	–	–	4,051,521	4,051,521
Allocations:
– Reserves	–	–	–	–	131,065	1,565,114	–	–	–	(1,696,179)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(1,537,000)	(1,537,000)

Balances as of 9.30.2005	10,000,000	–	2,103	33,781	890,251	6,263,497	(86,619)	503,257	(163,019)	818,342	18,261,593

Consolidated Statement of Changes in Financial Position – R$ thousand	(A free translation from the original in Portuguese)

	2005			2004

	3rd Quarter	2nd Quarter	September	September

Financial resources were provided by:	10,176,120	8,450,996	20,695,221	26,829,062
Net income	1,430,229	1,415,867	4,051,521	2,002,398
Adjustments to net income	168,517	192,418	616,269	782,124
Depreciation and amortization	108,556	111,348	335,439	359,747
Goodwill amortization	86,223	87,991	270,327	501,437
Provision (reversal) for interbank investment losses	3,405	(38,156)	(27,319)	670
Equity in the earnings of affiliated companies	(64,227)	(10,283)	(68,869)	(118,560)
Other	34,560	41,518	106,691	38,830
Change in Deferred income	(3,042)	14,488	10,672	12,258
Change in minority interest	574	1,572	(16,601)	(38,764)
Mark-to-market adjustment – securities available for sale	70,230	110,639	(41,442)	159,711
Stockholders	–	–	736,106	–
Capital increase through subscription	–	–	700,000	–
Capital increase by stock merger	–	–	11,856	–
Premium in on stocks subscription	–	–	24,250	–
Donations and subsidies for investments	–	–	–	1,259
Third parties' funds provided by:
– Increase in liabilities items	8,211,704	3,851,613	14,727,164	15,031,610
Deposits	–	282,370	2,452,170	6,762,925
Funds obtained in the open market	3,581,592	–	1,651,680	–
Funds from issuance of securities	–	1,642,034	1,103,523	–
Interbank accounts	10,994	63,465	27,639	–
Interdepartmental accounts	405,223	85,136	–	–
Borrowings and onlendings	242,379	–	–	1,920,428
Derivative financial instruments	–	133,856	869,450	255,677
Technical provisions for insurance, private pension plans and savings bonds	1,702,116	1,204,306	4,566,127	5,176,030
Other receivables	2,269,400	440,446	4,056,575	916,550
– Decrease in assets items	205,285	2,571,974	68,896	8,515,557
Interbank investments	–	–	–	6,595,615
Marketable securities and derivative financial instruments	193,912	400,109	–	–
Interbank accounts	–	68,615	–	–
Interdepartmental accounts	–	65,772	68,896	414,916
Insurance premiums receivable	11,373	–	–	–
Other receivables	–	2,037,478	–	1,505,026
– Sale (write-off) of assets and investments	65,872	285,485	478,658	344,478
Non-operating assets	48,680	63,040	142,566	188,497
Property, plant and equipment in use and leased assets	15,724	94,942	187,076	71,952
Investments	77	120,552	140,674	55,451
Sale (write-off) of deferred charges	1,391	6,951	8,342	28,578
– Interest on own capital and dividends received from affiliated and subsidiary companies	26,751	6,940	63,978	18,431
Financial resources were used for:	10,657,606	8,427,055	20,734,514	26,891,459
Interest on own capital and dividends paid and/or declared	611,887	558,882	1,537,000	984,509
Stock buyback	75,598	57,657	163,019	48,753
Capital expenditures in	127,648	175,052	472,130	511,195
Non-operating assets	47,146	28,284	103,757	91,380
Property, plant and equipment in use and leased assets	77,074	116,860	260,116	374,773
Investments	3,428	29,908	108,257	45,042
Deferred charges	104,458	130,370	289,330	625,101
Increase in assets items	8,086,772	5,969,043	17,490,208	12,177,638
Interbank investments	773,560	1,755,421	1,801,037	–
Marketable securities and derivative financial instruments	–	–	1,825,842	4,349,879
Interbank acconts	182,097	–	292,595	1,223,754
Interdepartmental accounts	17,385	–	–	–
Loan operations	5,340,972	3,834,703	11,492,548	6,345,343
Leasing operations	223,237	199,971	552,737	44,808
Other receivables	1,470,362	–	1,206,546	–
Insurance premiums receivable	–	64,875	52,318	72,257
Other assets	79,159	114,073	266,585	141,597
Decrease in liabilities items	1,651,243	1,536,051	782,827	12,544,263
Deposits	558,776	–	–	–
Funds obtained in the open market	–	901,622	–	11,241,612
Funds from issuance of securities	516,276	–	–	730,975
Interbank accounts	–	–	–	207,178
Interdepartmental accounts	–	–	64,796	364,498
Borrowings and onlendings	–	634,429	718,031	–
Derivative financial instruments	576,191	–	–	–
Increase (decrease) in funds available	(481,486)	23,941	(39,293)	(62,397)

Changes in	At the beginning of the period	3,081,453	3,057,512	2,639,260	2,448,426
financial	At the end of the period	2,599,967	3,081,453	2,599,967	2,386,029
position	Increase (decrease) in funds available	(481,486)	23,941	(39,293)	(62,397)

Notes to the Financial Statements	(A free translation from the original in Portuguese)

We present below the Notes to the Financial Statements of Banco Bradesco S.A. subdivided as follows:

1) Operations

Banco Bradesco S.A. is a private-sector publicly-held company which, operating as a Multiple Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, investment, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Consortium Management, Insurance, Private Pension Plan and Savings Bonds activities. Operations are conducted within the context of the companies comprising the Bradesco Organization, working on an integrated manner in the market.

2) Presentation of the Financial Statements

The financial statements of Banco Bradesco S.A. include the financial statements of Banco Bradesco S.A., its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and Abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting policies determined by Brazilian Corporate Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (BACEN), Brazilian Securities Commission (CVM) and Superintendence of Private Insurance (SUSEP) and the National Agency for Supplementary Healthcare (ANS), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements and, in the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and in the jointly controlled investments is presented in deferred assets and minority interests in net income and stockholders’ equity are separately disclosed. The exchange variation arising from transactions of subsidiaries and foreign branches was allocated to the statement of income accounts according to the corresponding assets and liabilities from which it was originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of technical provisions for insurance, pension plans and savings bonds and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

We highlight the main ownerships included in the consolidation:

	Activity	% Ownership

		2005		2004

		September	June	September
		30	30	30

Financial area – local
Banco Alvorada S.A. (1)	Banking	99.88%	99.88%	100.00%
Banco Baneb S.A. (2)	Banking	–	–	99.71%
Banco BEM S.A.	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A.	Banking	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S.A.	Banking	100.00%	100.00%	100.00%
Banco Zogbi S.A. (3)	Banking	–	–	100.00%
Bradesco Consórcios Ltda.	Consortium Management	99.99%	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%	99.99%
BRAM – Bradesco Asset Management S.A. DTVM	Asset Under Management	100.00%	100.00%	100.00%
Bradesco Templeton Asset Management Ltda.	Asset Under Management	50.10%	50.10%	50.10%
Companhia Brasileira de Meios de Pagamento – VISANET (4) (5)	Services	39.67%	39.67%	39.71%

Financial area – abroad
Banco Bradesco Argentina S.A. (6)	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco BCN Grand Cayman Branch (7)	Banking	–	–	100.00%
Banco Boavista Interatlântico S.A. Grand Cayman Branch (8)	Banking	–	100.00%	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S.A. Grand Cayman Branch (7)	Banking	–	–	100.00%

Insurance area – private pension and savings bonds
Atlântica Capitalização S.A. (10)	Savings Bonds	100.00%	100.00%	99.46%
Áurea Seguros S.A. (4) (6) (10)	Insurance	27.50%	27.50%	27.35%
Bradesco Argentina de Seguros S.A. (6) (10)	Insurance	99.77%	99.77%	99.23%
Bradesco Capitalização S.A. (10)	Savings Bonds	100.00%	100.00%	99.09%
Bradesco Saúde S.A. (10)	Insurance	100.00%	100.00%	99.46%
Bradesco Seguros S.A. (10)	Insurance	100.00%	100.00%	99.46%
Bradesco Vida e Previdência S.A. (10)	Pension Plans/Insurance	100.00%	100.00%	99.46%
Finasa Seguradora S.A. (10)	Insurance	100.00%	100.00%	99.22%
Indiana Seguros S.A. (10) (11)	Insurance	40.00%	40.00%	39.78%
Seguradora Brasileira de Crédito à Exportação S.A. (4) (6) (10)	Insurance	12.09%	12.09%	12.02%
Bradesco Auto/RE Companhia de Seguros (10)	Insurance	100.00%	100.00%	99.46%

Other activities
Átria Participações S.A. (10)	Holding	100.00%	100.00%	99.46%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	99.87%	99.87%	99.99%
Cia. Securitizadora de Créditos Financeiros Rubi (10) (12)	Credit Acquisition	100.00%	100.00%	99.46%
Cibrasec – Companhia Brasileira de Securitização (4) (6) (13)	Credit Acquisition	9.08%	9.08%	10.00%
CPM Holdings Limited (4) (6)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações S.A. (10)	Holding	100.00%	100.00%	99.46%
Scopus Tecnologia Ltda.	Information Technology	99.87%	99.87%	99.99%
Serasa S.A. (4) (6)	Services	26.36%	26.36%	26.37%
União Participações Ltda.	Holding	99.99%	99.99%	99.99%

(1)	Reduced interest by means of issuance of new stocks attributed to minority stockholders of Banco Baneb S.A., merged by Banco Alvorada in December 2004;
(2)	On December 30,2004 partial spin-off of Banco Baneb S.A.’s assets, by verting a portion of its assets into Bradesco Vida e Previdência S.A. and remaining assets merged into Banco Alvorada S.A.;
(3)	A company merged by Banco Finasa S.A. in October 2004;
(4)	Companies consolidated on a proportional basis, in conformity with CMN Resolution 2,723 and CVM Instruction 247;
(5)
The special purpose company named Brazilian Merchant Voucher Receivables Limited is being consolidated, participant of the securitization operation of the future flow of credit card bills receivables of clients resident abroad (Note 18c);

(6)	Companies the audit services of which in 2004 and 2005 were carried out by other independent auditors;
(7)	The branch closed activities in February 2005, and its operations were transferred to Banco Bradesco S.A. Grand Cayman Branch;
(8)	The branch closed activities in September 2005, and its operations were transferred to Banco Bradesco S.A. Grand Cayman Branch;

(9)
The special purpose company named as International Diversified Payment Rights Company is being consolidated, participant of the securitization operation of the future flow of payment orders received from abroad (Note 18c);

(10)	Increased interest due to merger of stocks held by minority stockholders of Bradesco Seguros S.A. in March 2005;
(11)	Subsidiary in view of equity interest of 51% in the voting capital;
(12)	Formerly Cia. Securitizadora de Crédito Financeiro Interatlântico; and
(13)	Reduced interest in view of the issuance of stocks attributed to the Company’s new stockholder, in April 2005.

3) Significant Accounting Policies

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance and coinsurance premiums and commissions income, net of premiums assigned in coinsurance and reinsurance and corresponding expenses for commission, are appropriated to results upon issuance of the corresponding insurance policies and are deferred for appropriation on a straight-line basis over the terms of the policies, through the recording and reversal of a unearned premiums reserve and deferred commercial expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsurers (IRB), respectively.

The supplementary private pension contributions are recognized in income when effectively received.

The revenue from savings bonds plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Commercialization Expenses”, are recorded as they are incurred. Brokerage expenses are recorded at the time the savings bonds certificate revenues are effectively received.

The corresponding expenses for technical provisions for private pension plans and savings bonds are recorded at the same time as revenue there from is recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

c) Marketable Securities

– Trading securities – securities which are acquired for the purpose of being actively and frequently traded are adjusted to market value as a counter-entry to income for the period;

– Securities available for sale – securities which are not specifically intended for trading purposes or as held to maturity are adjusted to market value as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects; and

– Securities held to maturity – securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments, which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

The derivative financial instruments used for protection against exposure to risk or for changing the characteristics of financial assets and liabilities and which are: (i) significantly correlated in relation to the adjustment of their market value to the market value of the hedged item, at both the start and over the duration of the contract; and (ii) considered to be effective in mitigating the risk associated with the exposure which is to be protected, are classified as hedges in accordance with their specific nature:

– Market risk hedge – the hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments recorded directly in income for the period; and

– Cash flow hedge – hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments, net of tax effects, recorded in the stockholders’ equity account. The non-hedged portion is recorded directly in results for the period.

e) Loan and leasing operations, advances on foreign exchange contracts, other receivables and allowance for doubtful accounts

Loan and leasing operations, advances on foreign exchange contracts and other receivables are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2682 is also taken into account for customer risk classification purposes as follows:

Past-due period	Customer classification

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of loan operations past due up to 59 days is recorded in revenues from loan operations and subsequent to the 60th day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written-off against the existing provision and controlled over a five-year period in memorandum accounts and no longer presented in the balance sheet.

Renegotiated operations are maintained with a classification equal to their prior rating. Renegotiated operations, already written-off against the provision and which are recorded in memorandum accounts, are classified at “H” level and any gains derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses and considers BACEN requirements and instructions, as well as Management’s appraisal of the related credit risks.

f) Income tax and social contribution (asset and liability)

Tax credits, income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables – Sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities – Fiscal and pension plan activities”. Only tax credits which have already acquired tax deductibility rights are recorded on goodwill amortization.

Tax credits on temporary additions are realized upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10%. The provision for social contribution is recorded at the rate of 9% of pre-income tax. Provisions were recorded for other taxes and social contributions in accordance with specific applicable legislation.

g) Investments

The investments in subsidiaries, shared control subsidiaries and affiliated companies (where relevant) were valuated by the equity accounting method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into Reais and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Custody and Settlement Chamber (CETIP) and the Mercantile and Futures Exchange (BM&F) were recorded at their unaudited book values, informed by the corresponding exchanges, while and fiscal incentives and other investments were recorded at acquisition cost, less the provision for losses, when applicable.

h) Fixed assets

This is shown at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to estimated useful-economic life of assets of which: real estate in use - 4% p.a.; furnishings and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a. and data processing systems – 20% to 50% p.a

i) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization at 20% to 50% per annum, calculated on the straight-line method.

Goodwill on the acquisition of investments in subsidiary companies, based on expected future results, is amortized at rates of 10% to 20% per annum and is presented on a consolidated basis in deferred charges.

j) Deposits and funds obtained in the open market

These are recorded at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

k) Technical provisions relating to insurance, private pension plans and saving bonds activities

Unearned premiums reserve

These are recorded based on the retained insurance premiums deferred over the terms of the insurance contracts, in accordance with criteria established by SUSEP and ANS.

Unsettled claims reserve and claims incurred but not reported reserve (IBNR)

The unsettled claims reserve is recorded based on payment estimates of claims reported, including those claims under judicial proceeding, net of recovery and monetarily restated until the date of balance sheet. The claims incurred but not reported reserve (IBNR) is calculated on an actuarial basis to measure the quantity and amounts of claims incurred but not reported by those insured/beneficiaries.

Mathematical provisions for benefits to be granted and those granted

The mathematical provisions represent the amounts of obligations assumed under the form of income, pension and savings funds and are calculated according to the financial system provided for in agreement and under the responsibility of qualified and legal actuary, registered with the Brazilian Institute of Actuary (IBA). The mathematical provisions represent the present value of future benefits, estimated based on actuarial methods and presuppositions. The mathematical provision for benefits to be granted refers to participants who have not started to receive the benefits yet, and the mathematical provision for benefits granted refers to those already using the benefits.

Savings bonds – mathematical reserves for draws and redemptions

These were recorded in conformity with the actuarial technical notes approved by SUSEP, based on a variable percentage applicable to the amounts of the savings bonds certificates effectively received and adjusted for price-level restatement.

l) Other assets and liabilities

The assets were stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

Bradesco Organization does not recognize on an accounting basis the assets contingencies, while it is not effectively ensured that these are obtained in final decision to which remedies are no longer suitable.

m) Future accounting announcements

On October 3, 2005, CVM issued the Resolutions 488 related to the financial statements – presentation and announcements and 489, related to provisions, liabilities, liability and asset contingencies to take effect as from December 31, 2005 and January 1, 2006, respectively. The effects and adjustments to such resolutions are being analyzed and therefore, are not necessarily, reflected in the financial statements as of September 30, 2005.

4) Information for Comparison Purposes

Relevant reclassifications or other information in previous periods, affecting the comparison of financial statements as of September 30, 2005 did not occur.

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Assets
Current and long-term assets	137,960,081	18,836,050	45,135,286	29,617	656,802	(5,234,928)	197,382,908
Funds available	2,516,727	42,952	84,868	8,399	23,559	(76,538)	2,599,967
Interbank investments	20,944,729	4,832,545	–	–	–	(1,627,797)	24,149,477
Securities and derivative financial instruments	14,890,783	7,889,212	42,258,268	19,379	367,494	(1,177,636)	64,247,500
Interbank and interdepartmental accounts	16,451,446	6,892	–	–	–	–	16,458,338
Loan and leasing operations	61,919,647	5,754,855	–	–	–	(2,182,009)	65,492,493
Other receivables and other assets	21,236,749	309,594	2,792,150	1,839	265,749	(170,948)	24,435,133
Permanent assets	14,126,775	274,365	603,127	52	295,141	(10,769,146)	4,530,314
Investments	11,207,747	272,769	290,989	–	35,681	(10,769,146)	1,038,040
Property, plant and equipment in use and leased assets	1,696,750	1,588	255,153	52	100,494	–	2,054,037
Deferred charges	1,222,278	8	56,985	–	158,966	–	1,438,237
Total on September 30, 2005	152,086,856	19,110,415	45,738,413	29,669	951,943	(16,004,074)	201,913,222
Total on June 30, 2005	145,510,888	19,070,086	43,685,365	31,280	923,647	(14,679,179)	194,542,087
Total on September 30, 2004	132,689,748	22,341,145	38,795,343	41,508	699,790	(14,864,036)	179,703,498

Liabilities
Current and long-term liabilities	133,756,820	13,778,398	40,853,039	17,819	371,220	(5,234,928)	183,542,368
Deposits	68,908,136	3,920,748	–	–	–	(1,733,387)	71,095,497
Funds obtained in the open market	23,383,377	1,156,557	–	–	–	(1,851)	24,538,083
Funds from issuance of securities	5,393,492	2,156,121	–	–	–	(1,388,598)	6,161,015
Interbank and interdepartmental accounts	1,881,825	805	–	–	–	–	1,882,630
Borrowings and onlendings	14,008,443	3,161,021	20	–	–	(1,928,143)	15,241,341
Derivative financial instruments	961,880	80,697	–	–	520	–	1,043,097
Technical provisions for insurance,
private pension plans and savings bonds	–	–	38,218,845	15,936	–	–	38,234,781
Other liabilities:
– Subordinated debt	3,415,703	3,083,284	–	–	–	–	6,498,987
– Other	15,803,964	219,165	2,634,174	1,883	370,700	(182,949)	18,846,937
Deferred income	55,269	–	–	–	3	–	55,272
Minority interest in subsidiaries	13,174	5,332,017	4,885,374	11,850	580,720	(10,769,146)	53,989
Stockholders’ equity	18,261,593	–	–	–	–	–	18,261,593
Total on September 30, 2005	152,086,856	19,110,415	45,738,413	29,669	951,943	(16,004,074)	201,913,222
Total on June 30, 2005	145,510,888	19,070,086	43,685,365	31,280	923,647	(14,679,179)	194,542,087
Total on September 30, 2004	132,689,748	22,341,145	38,795,343	41,508	699,790	(14,864,036)	179,703,498

b) Statement of income

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Revenues from financial intermediation	18,195,780	894,089	4,767,571	467	28,025	(125,060)	23,760,872
Expenses from financial intermediation	9,627,043	426,825	2,714,238	–	1,697	(124,489)	12,645,314
Gross income from financial intermediation	8,568,737	467,264	2,053,333	467	26,328	(571)	11,115,558
Other operating income (expenses)	(4,795,461)	(45,801)	(322,079)	4,579	22,595	571	(5,135,596)
Operating income	3,773,276	421,463	1,731,254	5,046	48,923	–	5,979,962
Non-operating income	(10,909)	2,790	(41,875)	(506)	13,744	–	(36,756)
Income before taxes and minority interests	3,762,367	424,253	1,689,379	4,540	62,667	–	5,943,206
Income tax and social contribution	(1,393,635)	(3,793)	(470,894)	–	(19,361)	–	(1,887,683)
Minority interest in subsidiaries	(1,191)	–	(2,486)	–	(325)	–	(4,002)
Retained net income on September 30, 2005	2,367,541	420,460	1,215,999	4,540	42,981	–	4,051,521
Retained net income on September 30, 2004	1,138,294	275,009	574,957	(68)	14,206	–	2,002,398
Net Income in the 3rd quarter of 2005	792,803	198,687	424,372	(154)	14,521	–	1,430,229
Net Income in the 2nd quarter of 2005	979,378	50,511	364,831	4,556	16,591	–	1,415,867

(1)
The “Financial” segment comprises financial institutions and holding companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies;

(2)	Asset and liability and income and expense account balances are being eliminated among companies from the same segment;
(3)	The “Insurance Group” segment comprises insurance, private pension plans and savings bonds companies; and
(4)	Amounts eliminated between companies from different segments.

6) Balance Sheet by Currency and Exchange Exposure

	R$ thousand

	2005				2004

	September 30			June 30	September 30

	Balance Sheet	Local	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	197,382,908	172,811,094	24,571,814	23,806,479	30,047,810
Funds available	2,599,967	2,416,367	183,600	428,896	430,855
Interbank investments	24,149,477	19,195,550	4,953,927	2,909,517	5,396,003
Securities and derivative financial instruments	64,247,500	57,468,164	6,779,336	7,952,867	9,290,101
Interbank and interdepartmental accounts	16,458,338	16,451,447	6,891	7,056	7,912
Loan and leasing operations	65,492,493	59,234,130	6,258,363	6,151,831	7,441,355
Other receivables and other assets	24,435,133	18,045,436	6,389,697	6,356,312	7,481,584
Permanent assets	4,530,314	4,255,897	274,417	337,112	432,887
Investments	1,038,040	765,271	272,769	335,398	429,715
Property, plant and equipment in use and leased assets	2,054,037	2,052,397	1,640	1,704	2,947
Deferred charges	1,438,237	1,438,229	8	10	225
Total	201,913,222	177,066,991	24,846,231	24,143,591	30,480,697

Liabilities
Current and long-term liabilities	183,542,368	163,557,641	19,984,727	20,651,126	26,505,601
Deposits	71,095,497	68,849,073	2,246,424	3,436,737	3,123,717
Funds obtained in the open market	24,538,083	23,381,526	1,156,557	1,088,405	2,251,079
Funds from issuance of securities	6,161,015	3,587,662	2,573,353	3,232,441	5,226,807
Interbank and interdepartmental accounts	1,882,630	562,805	1,319,825	947,978	1,275,788
Borrowings and onlendings	15,241,341	8,466,009	6,775,332	6,782,445	9,240,611
Derivative financial instruments	1,043,097	962,361	80,736	41,281	12
Technical provisions for insurance, private pension plans
and savings bonds	38,234,781	38,215,385	19,396	19,396	24,609
Other liabilities:
– Subordinated debt	6,498,987	3,415,703	3,083,284	3,209,665	3,125,717
– Other	18,846,937	16,117,117	2,729,820	1,892,778	2,237,261
Deferred income	55,272	55,272	–	–	–
Minority interest in subsidiaries	53,989	53,989	–	–	–
Stockholders’ equity	18,261,593	18,261,593	–	–	–
Total	201,913,222	181,928,495	19,984,727	20,651,126	26,505,601
Net position of assets and liabilities			4,861,504	3,492,465	3,975,096
Net position of derivatives (2)			(7,538,715)	(6,296,238)	(3,781,391)
Other memorandum accounts, net (3)			(224,738)	(285,313)	(403,836)
Net exchange position (liability)			(2,901,949)	(3,089,086)	(210,131)
(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding derivative operations maturing in D +1, to be settled in currency of the last day of the month; and
(3)	Leasing commitments and others, recorded in memorandum accounts.

7) Balance Sheet by Maturity

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Assets
Current and long-term assets	113,777,928	25,742,620	15,929,364	41,932,996	–	197,382,908
Funds available	2,599,967	–	–	–	–	2,599,967
Interbank investments	22,105,540	863,585	612,348	568,004	–	24,149,477
Securities and derivative financial
instruments (1)	48,622,660	1,698,972	1,686,351	12,239,517	–	64,247,500
Interbank and interdepartmental accounts	16,200,038	2,957	3,600	251,743	–	16,458,338
Loan and leasing operations	10,627,101	22,500,406	11,697,686	20,667,300	–	65,492,493
Other receivables and other assets	13,622,622	676,700	1,929,379	8,206,432	–	24,435,133
Permanent assets	58,721	293,604	342,454	2,327,415	1,508,120	4,530,314
Investments	–	–	–	–	1,038,040	1,038,040
Property, plant and equipment in use and
leased assets	18,944	94,717	113,660	1,356,636	470,080	2,054,037
Deferred charges	39,777	198,887	228,794	970,779	–	1,438,237
Total on September 30, 2005	113,836,649	26,036,224	16,271,818	44,260,411	1,508,120	201,913,222
Total on June 30, 2005	110,257,812	25,210,858	14,619,880	42,949,430	1,504,107	194,542,087
Total on September 30, 2004	104,526,767	19,082,853	14,771,882	39,741,392	1,580,604	179,703,498

Liabilities
Current and long-term liabilities	103,329,774	13,065,328	9,463,150	57,012,854	671,262	183,542,368
Deposits (2)	43,802,039	4,051,955	3,290,527	19,950,976	–	71,095,497
Funds obtained in the open market	17,216,409	1,848,889	414,661	5,058,124	–	24,538,083
Funds from issuance of securities	318,030	833,113	310,375	4,699,497	–	6,161,015
Interbank and interdepartmental accounts	1,882,630	–	–	–	–	1,882,630
Borrowings and onlendings	1,119,794	4,389,783	3,840,325	5,891,439	–	15,241,341
Derivative financial instruments	1,024,759	11,476	4,139	2,723	–	1,043,097
Technical provisions for insurance, private
pension plans and savings bonds (2)	25,052,120	1,461,417	581,126	11,140,118	–	38,234,781
Other liabilities:
– Subordinated debt	92,921	29,237	–	5,705,567	671,262	6,498,987
– Other	12,821,072	439,458	1,021,997	4,564,410	–	18,846,937
Deferred income	55,272	–	–	–	–	55,272
Minority interest in subsidiaries	–	–	–	–	53,989	53,989
Stockholders’ equity	–	–	–	–	18,261,593	18,261,593
Total on September 30, 2005	103,385,046	13,065,328	9,463,150	57,012,854	18,986,844	201,913,222
Total on June 30, 2005	97,727,789	12,977,125	10,271,748	55,353,573	18,211,852	194,542,087
Total on September 30, 2004	94,745,650	14,723,064	9,775,069	45,708,043	14,751,672	179,703,498
Accumulated net assets on
September 30, 2005	10,451,603	23,422,499	30,231,167	17,478,724	–	–
Accumulated net assets on June 30, 2005	12,530,023	24,763,756	29,111,888	16,707,745	–	–
Accumulated net assets on
September 30, 2004	9,781,117	14,140,906	19,137,719	13,171,068	–	–

(1)	Investment fund applications are classified as up to 30 days; and
(2)
Demand and savings account deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

8) Funds Available

    a) Funds available

	R$ thousand

	2005		2004

	September 30	June 30	September 30

Local currency	2,416,331	2,652,522	1,955,126
Foreign currency	183,600	428,896	430,855
Investments in gold	36	35	48
Total	2,599,967	3,081,453	2,386,029

b) Statement of cash flows

We present below the statement of cash flows prepared based on the indirect method. The information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

	R$ thousand

	2005			2004

	3rd Quarter	2rd Quarter	September 30 YTD	September 30 YTD

Operating activities
Net income	1,430,229	1,415,867	4,051,521	2,002,398
Adjustments to reconcile net income to net funds from
(used in) operating activities:
Allowance for doubtful accounts	539,900	562,149	1,736,646	1,552,917
(Reversal of) allowances for losses on interbank
investments, securities and investments	3,405	(38,156)	(27,319)	670
Variation, price-level restatement and interest on Technical Provisions for
insurance, private pension plans and savings bonds	1,612,182	1,181,104	4,150,755	4,940,804
Depreciation and amortization	108,556	111,348	335,439	359,747
Goodwill amortization	86,223	87,991	270,327	501,437
Equity in the earnings of subsidiary companies	(64,227)	(10,283)	(68,869)	(118,560)
Other	34,560	41,518	106,691	38,830
Change in assets and liabilities:
Decrease (increase) in interbank investments	(773,560)	(1,755,421)	(1,801,037)	6,595,615
Decrease (increase) in securities and derivative financial instruments	(382,279)	533,965	(956,392)	(4,094,202)
Decrease (increase) in interbank accounts	(39,185)	(245,830)	(531,366)	(767,020)
Decrease (increase) in interdepartmental accounts	387,838	150,908	4,100	50,418
Decrease (increase) in loan operations	(5,511,858)	(3,997,045)	(11,996,915)	(6,352,365)
Decrease (increase) in leasing operations	(235,850)	(198,843)	(547,919)	(29,510)
Decrease (increase) in insurance premiums receivable	11,373	(64,875)	(52,318)	(72,257)
Decrease (increase) in other receivables	(1,483,540)	2,049,623	(1,208,553)	1,451,628
Decrease (increase) in other assets	(79,159)	(114,073)	(266,585)	(141,597)
Amounts written-off against the allowance for doubtful accounts	(343,223)	(413,079)	(1,235,090)	(1,507,795)
Increase (decrease) in technical provisions for insurance, private pension plans
and savings bonds	89,934	23,202	415,372	235,226
Increase (decrease) in other liabilities	2,266,420	61,636	3,530,333	(178,111)
Increase (decrease) in deferred income	(3,042)	14,488	10,672	12,258
Adjustment to the market value – securities available for sale	70,230	110,639	(41,442)	159,711
Net cash provided by (used in) operating activities	(2,275,073)	(493,167)	(4,121,949)	4,640,242
Investment activities
Decrease (increase) in compulsory deposits – Brazilian Central Bank	(131,918)	377,910	266,410	(663,912)
Sale of non-operating assets	48,680	63,040	142,566	188,497
Sale of investments	77	120,552	140,674	55,451
Sale of property, plant and equipment in use and leased assets	15,724	94,942	187,076	71,952
Decrease in deferred charges	1,391	6,951	8,342	28,578
Acquisition of non-operating assets	(47,146)	(28,284)	(103,757)	(91,380)
Acquisition of investments	(3,428)	(29,908)	(108,257)	(45,042)
Acquisition of property, plant and equipment in use and leased assets	(77,074)	(116,860)	(260,116)	(374,773)
Deferred charges	(104,458)	(130,370)	(289,330)	(625,101)
Interest on own capital / dividends received	26,751	6,940	63,978	18,431
Net cash provided by (used in) investing activities	(271,401)	364,913	47,586	(1,437,299)
Financing activities
Increase (decrease) in deposits	(558,776)	282,370	2,452,170	6,762,925
Increase (decrease) in funds obtained in the open market	3,581,592	(901,622)	1,651,680	(11,241,612)
Increase (decrease) in funds from issuance of securities	(516,276)	1,642,034	1,103,523	(730,975)
Increase (decrease) in borrowings and onlendings	242,379	(634,429)	(718,031)	1,920,428
Subordinated debt	2,980	378,809	526,242	1,094,661
Capital increase through subscription	–	–	700,000	–
Premium on stock subscription	–	–	24,250	–
Subsidies for investments	–	–	–	1,259
Interest on own capital / dividends paid and/or accrued	(611,887)	(558,882)	(1,537,000)	(984,509)
Stock buyback	(75,598)	(57,657)	(163,019)	(48,753)
Variation in minority interest	574	1,572	(4,745)	(38,764)
Net cash provided by (used in) financing activities	2,064,988	152,195	4,035,070	(3,265,340)
(Decrease) increase in funds available, net	(481,486)	23,941	(39,293)	(62,397)

Change in funds available, net	Starting period	3,081,453	3,057,512	2,639,260	2,448,426
	End of period	2,599,967	3,081,453	2,599,967	2,386,029
	Increase/(Decrease) in funds available, net	(481,486)	23,941	(39,293)	(62,397)

9) Interbank Investments

     a) Maturities

	R$ thousand

	2005						2004

	Up to 30	From 31 to	From 181	More than	September	June	September
	days	180 days	to 360 days	360 days	30	30	30

Funds obtained in the open market:
Own portfolio position	1,045,914	–	–	–	1,045,914	4,047,616	2,548,961
• Financial Treasury Bill	29,777	–	–	–	29,777	967,883	701,031
• National Treasury Notes	–	–	–	–	–	323,656	565,159
• National Treasury Bill	1,016,137	–	–	–	1,016,137	2,756,077	1,167,684
• Central Bank Notes	–	–	–	–	–	–	34,842
• Other	–	–	–	–	–	–	80,245
Third-party portfolio position	15,759,720	60,170	–	–	15,819,890	14,325,068	15,730,930
• Financial Treasury Bill	2,520,436	–	–	–	2,520,436	8,217,956	15,437,215
• National Treasury Bill	13,209,200	–	–	–	13,209,200	6,107,112	293,715
• National Treasury Notes	30,084	60,170	–	–	90,254	–	–
Subtotal	16,805,634	60,170	–	–	16,865,804	18,372,684	18,279,891
Interbank deposits:
• Interbank deposits	5,299,908	803,872	612,906	568,233	7,284,919	5,004,479	6,848,497
• Provision for losses	(2)	(457)	(558)	(229)	(1,246)	(3,464)	(2,687)
Subtotal	5,299,906	803,415	612,348	568,004	7,283,673	5,001,015	6,845,810
Total on September 30, 2005	22,105,540	863,585	612,348	568,004	24,149,477
%	91.5	3.6	2.5	2.4	100.0
Total on June 30, 2005	21,618,420	639,610	508,746	606,923		23,373,699
%	92.5	2.7	2.2	2.6		100.0
Total on September 30, 2004	23,570,513	501,591	386,806	666,791			25,125,701
%	93.8	2.0	1.5	2.7			100.0

b) Income from interbank investments

      Classified in the statement of income as income on securities transactions

	R$ thousand

	2005			2004

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Income on investments in purchase and sale commitments:
Own portfolio position	53,890	70,021	151,455	200,128
Third-party portfolio position	784,088	672,195	2,070,222	1,794,968
Subtotal	837,978	742,216	2,221,677	1,995,096
Income on interbank investments	115,408	105,554	317,332	201,648
Total (Note 10e)	953,386	847,770	2,539,009	2,196,744

10) Marketable Securities and Derivative Financial Instruments

     Find below the information related to marketable securities and derivative financial instruments:

     a) Summary of the consolidated classification of marketable securities by business segment and issuer;

     b) Consolidated portfolio breakdown by issuer;

     c) Consolidated classification by category, days to maturity and business segment:

          I) Trading securities

          II) Securities available for sale

          III) Securities held to maturity

     d) Composition of the portfolios distributed by publication items; and

     e) Income on securities transactions, financial income on insurance, private pension plans and derivative financial instruments.

a) Summary of the consolidated classification of marketable securities by business segment and issuer

	R$ thousand

	2005								2004

		Insurance/	Private	Other	September		June		September
	Financial	Savings bonds	pension plans	activities	30%		30%		30%

Trading securities	12,765,972	6,083,752	23,196,611	333,054	42,379,389	75,7	41,407,633	72,6	34,975,379	70,5
– Government
securities	9,494,189	3,489,910	7,807,584	284,168	21,075,851	37.6	22,423,790	39.3	19,887,199	40.1
– Corporate bonds	1,989,206	2,593,842	3,968,747	48,886	8,600,681	15.4	4,302,608	7.5	3,335,847	6.7
– Derivative
financial
instruments (1)	1,282,577	–	–	–	1,282,577	2.3	1,827,167	3.2	584,317	1.2
– PGBL / VGBL	–	–	11,420,280	–	11,420,280	20.4	12,854,068	22.6	11,168,016	22.5
Securities available
for sale	7,479,275	873,331	1,004,188	20,639	9,377,433	16.7	11,301,765	19.8	10,166,631	20.5
– Government
securities	5,278,014	389,060	14,127	–	5,681,201	10.1	7,679,673	13.5	6,444,579	13.0
– Corporate bonds	2,201,261	484,271	990,061	20,639	3,696,232	6.6	3,622,092	6.3	3,722,052	7.5
Securities held to
maturity	1,098,184	–	3,154,919	–	4,253,103	7.6	4,350,217	7.6	4,494,863	9.0
– Government
securities	1,054,921	–	3,154,919	–	4,209,840	7.5	4,303,794	7.5	4,494,015	9.0
– Corporate bonds	43,263	–	–	–	43,263	0.1	46,423	0.1	848	–
Subtotal	21,343,431	6,957,083	27,355,718	353,693	56,009,925	100.0	57,059,615	100.0	49,636,873	100.0
– Purchase and sale
commitments (2)	392,476	1,317,032	6,528,067	–	8,237,575		7,381,797		8,517,786
Overall total	21,735,907	8,274,115	33,883,785	353,693	64,247,500		64,441,412		58,154,659
– Government
securities	15,827,124	3,878,970	10,976,630	284,168	30,966,892	55.3	34,407,257	60.3	30,825,794	62.1
– Corporate bonds	5,516,307	3,078,113	4,958,808	69,525	13,622,753	24.3	9,798,290	17.1	7,643,063	15.4
– PGBL / VGBL	–	–	11,420,280	–	11,420,280	20.4	12,854,068	22.6	11,168,016	22.5
Subtotal	21,343,431	6,957,083	27,355,718	353,693	56,009,925	100.0	57,059,615	100.0	49,636,873	100.0
– Purchase and sale
commitments (2)	392,476	1,317,032	6,528,067	–	8,237,575		7,381,797		8,517,786
Overall total	21,735,907	8,274,115	33,883,785	353,693	64,247,500		64,441,412		58,154,659

b) Consolidated portfolio breakdown by issuer

Securities (3)	R$ thousand

	2005									2004

	September 30							June 30		September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (6) (7) and (8)	Restated cost value	Mark-to- market	Market value/ book value (6) (7) and (8)	Mark-to- market	Market value/ book value (6) (7) and (8)	Mark-to- market

Government securities	1,179,896	3,546,710	6,152,003	20,088,283	30,966,892	30,738,251	228,641	34,407,257	209,427	30,825,794	91,535
Financial Treasury Bill	426,107	803,245	3,459,819	3,343,848	8,033,019	8,045,745	(12,726)	10,471,248	(10,560)	8,568,242	(8,336)
National Treasury Bill	542,548	1,476,326	2,126,505	3,894,568	8,039,947	8,030,835	9,112	7,842,902	3,371	5,858,857	(1,646)
National Treasury Notes	–	1,209,701	464,762	7,583,791	9,258,254	9,268,170	(9,916)	9,339,532	(4,274)	9,077,825	(13,590)
Brazilian foreign debt notes	133,128	–	78,802	5,039,636	5,251,566	4,981,050	270,516	6,287,156	250,866	6,719,893	149,392
Privatization currencies	1	–	–	225,591	225,592	253,225	(27,633)	228,474	(25,553)	253,467	(33,801)
Foreign government securities	75,167	18,229	22,115	784	116,295	116,347	(52)	194,305	37	292,721	649
Central Bank Notes	917	39,209	–	–	40,126	40,741	(615)	41,535	(4,411)	54,751	(1,132)
Others	2,028	–	–	65	2,093	2,138	(45)	2,105	(49)	38	(1)
Corporate bonds	2,673,767	2,543,089	1,916,410	6,489,487	13,622,753	13,195,625	427,128	9,798,290	325,471	7,643,063	867,300
Certificates of Bank Deposit	178,300	2,115,481	1,415,392	3,183,686	6,892,859	6,899,835	(6,976)	2,823,220	(7,764)	1,268,105	33
Stocks	1,387,324	–	–	–	1,387,324	946,623	440,701	1,340,435	346,763	2,130,788	889,049
Debentures	58,706	2,927	245,702	1,440,620	1,747,955	1,781,386	(33,431)	1,704,820	(61,730)	1,511,810	(31,051)
Foreign securities	91,768	17,422	12,832	1,272,445	1,394,467	1,335,373	59,094	1,331,882	57,775	1,578,425	36,003
Derivative financial instruments	813,927	225,481	189,825	53,344	1,282,577	1,289,135	(6,558)	1,827,167	6,405	584,317	(11,763)
Other	143,742	181,778	52,659	539,392	917,571	943,273	(25,702)	770,766	(15,978)	569,618	(14,971)
PGBL / VGBL	3,066,854	3,377,025	4,177,329	799,072	11,420,280	11,420,280	–	12,854,068	–	11,168,016	–
Subtotal	6,920,517	9,466,824	12,245,742	27,376,842	56,009,925	55,354,156	655,769	57,059,615	534,898	49,636,873	958,835
Purchase and sale commitments (2)	–	1,770,081	329,934	6,137,560	8,237,575	8,237,575	–	7,381,797	–	8,517,786	–
Overall total	6,920,517	11,236,905	12,575,676	33,514,402	64,247,500	63,591,731	655,769	64,441,412	534,898	58,154,659	958,835

c) Consolidated classification by category, days to maturity and business segment

I) Trading Securities

Securities (3)	R$ thousand

	2005									2004

	September 30							June 30		September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ book value (6) (7) and (8)	Restated cost value	Mark-to- market	Market/ book value (6) (7) and (8)	Mark-to- Market	Market/ book value (6) (7) and (8)	Mark-to- Market

– Financial (4)	1,703,274	2,164,878	2,616,390	6,281,430	12,765,972	12,761,229	4,743	11,881,515	15,144	10,682,229	(61,636)
National Treasury Bill	282,138	1,044,852	1,133,282	3,519,811	5,980,083	5,970,775	9,308	5,105,279	7,927	3,624,422	(1,634)
Financial Treasury Bill	197,729	635,549	820,641	1,372,208	3,026,127	3,033,583	(7,456)	2,605,722	(6,622)	1,896,677	(10,287)
Certificates of Bank Deposit	77,324	101,087	2,489	509,129	690,029	690,029	–	668,833	–	964,636	33
Derivative financial instruments (1)	813,927	225,481	189,825	53,344	1,282,577	1,289,135	(6,558)	1,827,167	6,405	584,317	(11,763)
Debentures	58,662	2,732	237,292	535,272	833,958	833,958	–	612,951	–	908,652	–
Brazilian foreign debt notes	2,732	–	78,802	138,587	220,121	208,053	12,068	273,874	10,326	898,801	22,468
National Treasury Notes	–	–	131,865	18,866	150,731	150,726	5	132,361	12	593,547	(17,781)
Foreign securities	18,045	–	79	84,864	102,988	105,560	(2,572)	228,746	(2,941)	478,569	(8,298)
Foreign government securities	75,167	18,229	22,115	784	116,295	116,347	(52)	194,305	37	220,008	(219)
Stocks	120,167	–	–	–	120,167	120,167	–	138,228	–	112,067	–
Central Bank Notes	832	–	–	–	832	832	–	825	–	–	–
Privatization currencies	–	–	–	–	–	–	–	–	–	56,634	(34,155)
Other	56,551	136,948	–	48,565	242,064	242,064	–	93,224	–	343,899	–
– Insurance and savings bonds	328,439	1,175,856	2,575,246	2,004,211	6,083,752	6,083,744	8	4,754,373	(28,067)	2,983,810	18
Financial Treasury Bill	6,324	2,204	1,263,628	640,051	1,912,207	1,912,199	8	2,362,604	8	1,251,349	18
National Treasury Bill	169,364	336,471	816,713	255,154	1,577,702	1,577,702	–	1,139,223	–	1,283,099	–
Certificates of Bank Deposit	332	837,152	494,899	779,642	2,112,025	2,112,025	–	861,712	–	83,414	–
National Treasury Notes	–	–	–	–	–	–	–	–	–	167,969	–
Stocks	112,213	–	–	–	112,213	112,213	–	48,435	–	145,417	–
Debentures	26	29	6	238,867	238,928	238,928	–	209,757	(28,075)	10,524	–
Foreign securities	1,346	–	–	–	1,346	1,346	–	4,207	–	12,263	–
Central Bank Notes	1	–	–	–	1	1	–	1	–	4	–
Other	38,833	–	–	90,497	129,330	129,330	–	128,434	–	29,771	–

Securities (3)	R$ thousand

	2005									2004

	September 30							June 30		September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ book value (6) (7) and (8)	Restated cost value	Mark-to- market	Market/ book value (6) (7) and (8)	Mark-to- Market	Market/ book value (6) (7) and (8)	Mark-to- Market

– Private pension plans	3,111,014	5,679,467	6,764,120	7,642,010	23,196,611	23,201,355	(4,744)	24,444,967	(6,201)	21,228,769	8,292
Financial Treasury Bill	3,708	65,303	1,210,130	850,106	2,129,247	2,127,946	1,301	4,459,031	1,563	4,387,882	8,292
National Treasury Notes	–	1,050,662	332,897	3,898,770	5,282,329	5,282,329	–	5,328,249	–	4,348,835	–
Certificates of Bank Deposit	247	1,167,140	916,395	1,393,015	3,476,797	3,482,842	(6,045)	876,977	(7,764)	18,668	–
National Treasury Bill	43	19,175	127,364	118,117	264,699	264,699	–	415,859	–	932,912	–
Stocks	40,078	–	–	–	40,078	40,078	–	58,566	–	174,221	–
Privatization currencies	–	–	–	131,225	131,225	131,225	–	131,426	–	175,587	–
Debentures	–	162	5	229,311	229,478	229,478	–	125,419	–	9,047	–
Central Bank Notes	84	–	–	–	84	84	–	93	–	96	–
PGBL / VGBL	3,066,854	3,377,025	4,177,329	799,072	11,420,280	11,420,280	–	12,854,068	–	11,168,016	–
Other	–	–	–	222,394	222,394	222,394	–	195,279	–	13,505	–
– Other activities	257,993	19,617	18,886	36,558	333,054	333,960	(906)	326,778	–	80,571	–
Financial Treasury Bill	217,380	18,486	16,246	26,399	278,511	278,511	–	270,135	–	36,778	–
Certificates of Bank Deposit	19,941	1,117	1,095	4,513	26,666	26,666	–	28,521	–	8,301	–
National Treasury Bill	2,636	10	1,525	1,486	5,657	5,657	–	4,803	–	12,599	–
Debentures	–	4	20	3,953	3,977	3,977	–	3,876	–	1,606	–
Stocks	–	–	–	–	–	–	–	–	–	2,557	–
Other	18,036	–	–	207	18,243	19,149	(906)	19,443	–	18,730	–
Subtotal	5,400,720	9,039,818	11,974,642	15,964,209	42,379,389	42,380,288	(899)	41,407,633	(19,124)	34,975,379	(53,326)
Purchase and sale commitments (2)	–	1,770,081	329,934	6,137,560	8,237,575	8,237,575	–	7,381,797	–	8,517,786	–
– Financial (4)	–	171,562	220,914	–	392,476	392,476	–	1,819,287	–	3,728,520	–
– Insurance and savings bonds	–	1,312,610	4,422	–	1,317,032	1,317,032	–	2,136,818	–	1,738,112	–
– Private pension plans	–	285,909	104,598	6,137,560	6,528,067	6,528,067	–	3,425,692	–	3,051,154	–
Overall total	5,400,720	10,809,899	12,304,576	22,101,769	50,616,964	50,617,863	(899)	48,789,430	(19,124)	43,493,165	(53,326)
Derivative financial instruments (liabilities)	(1,024,758)	(11,476)	(4,139)	(2,724)	(1,043,097)	(1,049,997)	6,900	(1,619,288)	(4,537)	(308,046)	(594)

II) Securities available for sale

Securities (3)	R$ thousand

	2005									2004

	September 30							June 30		September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ book value (6) (7) and (8)	Restated cost value	Mark-to- market	Market/ book value (6) (7) and (8)	Mark-to- Market	Market/ book value (6) (7) and (8)	Mark-to- Market

– Financial (4)	413,219	174,367	118,955	6,772,734	7,479,275	7,320,086	159,189	9,240,713	147,881	7,194,749	91,668
National Treasury Bill	88,367	75,818	47,621	–	211,806	212,002	(196)	1,177,738	(4,556)	5,825	(12)
Brazilian foreign debt notes	103,618	–	–	3,872,906	3,976,524	3,718,076	258,448	4,887,004	240,540	4,456,491	126,924
Foreign securities	67,477	14,510	9,259	1,151,552	1,242,798	1,181,132	61,666	1,052,506	60,716	1,046,220	44,301
National Treasury Notes	–	–	–	569,109	569,109	578,196	(9,087)	602,138	(2,612)	716,591	(89)
Financial Treasury Bill	–	–	1,037	383,869	384,906	391,550	(6,644)	376,918	(6,011)	369,583	(8,892)
Certificates of Bank Deposit	65,832	–	–	487,699	553,531	553,531	–	357,086	–	37,042	–
Debentures	18	–	8,379	35,439	43,836	77,209	(33,373)	254,314	(33,595)	151,495	(30,898)
Stocks	67,879	–	–	–	67,879	126,415	(58,536)	73,038	(60,610)	112,866	(24,784)
Privatization currencies	1	–	–	94,366	94,367	122,000	(27,633)	97,048	(25,553)	21,245	354
Central Bank Notes	–	39,209	–	–	39,209	39,824	(615)	40,616	(4,411)	54,651	(1,132)
Foreign Govern Bonds	–	–	–	–	–	–	–	–	–	72,713	868
Other	20,027	44,830	52,659	177,794	295,310	320,151	(24,841)	322,307	(16,027)	150,027	(14,972)
– Insurance and savings bonds	472,446	191,328	148,137	61,420	873,331	686,765	186,566	947,892	155,105	1,458,760	311,552
Financial Treasury Bill	966	81,703	148,137	57,088	287,894	287,577	317	383,064	852	624,925	2,533
Stocks	464,814	–	–	–	464,814	276,800	188,014	447,600	155,927	574,731	304,739
Debentures	–	–	–	–	–	–	–	–	–	87,444	–
Certificates of Bank Deposit	2,594	8,459	–	4,332	15,385	16,316	(931)	15,831	–	5,401	–
Foreign securities	4,072	–	–	–	4,072	4,072	–	–	–	41,118	–
National Treasury Notes	–	101,166	–	–	101,166	102,000	(834)	99,268	(1,674)	122,517	4,280
Other	–	–	–	–	–	–	–	2,129	–	2,624	–
– Private pension plans	594,478	–	–	409,710	1,004,188	693,275	310,913	1,098,882	251,036	1,492,250	607,987
Stocks	582,155	–	–	–	582,155	270,932	311,223	574,550	251,446	1,007,477	608,140
Debentures	–	–	–	395,583	395,583	395,641	(58)	498,503	(60)	343,042	(153)
Financial Treasury Bill	–	–	–	14,127	14,127	14,379	(252)	13,774	(350)	–	–
Certificates of Bank Deposit	–	–	–	–	–	–	–	–	–	131,223	–
Other	12,323	–	–	–	12,323	12,323	–	12,055	–	10,508	–
– Other activities	12,048	526	514	7,551	20,639	20,639	–	14,278	–	20,872	954
Certificates of Bank Deposit	12,030	526	514	5,356	18,426	18,426	–	14,260	–	19,420	–
Debentures	–	–	–	2,195	2,195	2,195	–	–	–	–	–
Stocks	18	–	–	–	18	18	–	18	–	1,452	954
Total	1,492,191	366,221	267,606	7,251,415	9,377,433	8,720,765	656,668	11,301,765	554,022	10,166,631	1,012,161

III) Securities held to maturity

Securities (3)	R$ thousand

	2005						2004

	September 30					June 30	September 30

					Restated	Restated	Restated
	Up to 30	From 31 to	From 181 a	More than	cost value	cost value	cost value
	days	180 days	360 days	360 days	(6) (7) and	(6) (7) and	(6) (7) and
					(8)	(8)	(8)

– Financial	27,606	2,912	3,494	1,064,172	1,098,184	1,172,701	1,451,899
Brazilian foreign debt notes	26,778	–	–	1,028,143	1,054,921	1,126,278	1,364,601
Foreign securities	828	2,912	3,494	36,029	43,263	46,423	255
Financial Treasury Bill	–	–	–	–	–	–	1,048
National Treasury Notes	–	–	–	–	–	–	85,402
Other	–	–	–	–	–	–	593
Private pension plans	–	57,873	–	3,097,046	3,154,919	3,177,516	3,042,964
National Treasury Notes	–	57,873	–	3,097,046	3,154,919	3,177,516	3,042,964
Overall total (5)	27,606	60,785	3,494	4,161,218	4,253,103	4,350,217	4,494,863

(1)	For comparison purposes, the criterion adopted by Central Bank of Brazil’s Circular 3068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;
(2)	These refer to assets under management funds applied in purchase and sale commitments with Banco Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;
(3)	The investment fund quotas were distributed according to instruments composing the portfolio and preserving the classification of funds category;
(4)	Reclassifications held on December 31, 2004, in compliance with BACEN Circular 3068:
• In BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., securities mainly comprised of investment funds in the amount of R$ 3,008 thousand, which were classified as securities held to maturity, were reclassified: R$ 3,006 thousand as trading securities and R$ 2 thousand as securities available for sale, with no effects on income or stockholders’ equity;
• In Banco Mercantil de São Paulo, trading securities in the amount of R$ 51,738 thousand, mainly comprising privatization currencies, were reclassified to securities available for sale, with no effect on income or stockholders’ equity;
(5)	In compliance with the provisions of Article 8 of BACEN Circular 3068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ’securities held to maturity’ category. This financial capacity is evidenced in Note 7, which presents the maturities of asset and liability operations on the reference date of September 30, 2005;
(6)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(7)	This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than the restated cost value in the amount of R$ 787,115 thousand (June 30, 2005 – R$ 836,704 thousand – September 30, 2004 – R$ 884,072 thousand); and
(8)	The market value of securities is determined based on the market price available on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the value of respective quotas already at market value.

d) Breakdown of the portfolios by publication items

	R$ thousand

	2005						2004

	Up to 30	From 31 to	From 181	More than	Total on	Total on	Total on
	days	180 days	to 360 days	360 days	September	June 30	September
					30		30

Own portfolio	5,863,701	9,688,594	11,086,603	27,394,006	54,032,904	54,548,419	48,943,603
Fixed income securities	4,476,377	9,688,594	11,086,603	27,394,006	52,645,580	53,207,984	46,812,815
• Financial Treasury Bill	420,957	539,455	3,056,000	3,122,186	7,138,598	9,900,480	7,178,530
• Purchase and sale commitments (1)	–	1,770,081	329,934	6,137,560	8,237,575	7,381,797	8,517,786
• National Treasury Notes	–	1,209,701	464,762	6,996,207	8,670,670	9,018,402	7,915,716
• Brazilian foreign debt notes	111,127	–	78,802	3,724,746	3,914,675	5,015,833	4,172,952
• Certificates of Bank Deposit	178,300	2,115,481	1,415,392	2,850,781	6,559,954	2,505,250	1,268,105
• National Treasury Bill	326,911	456,495	1,231,117	380,316	2,394,839	2,384,347	2,465,488
• Foreign securities	91,768	17,422	12,832	1,272,445	1,394,467	1,331,882	1,578,425
• Debentures	58,606	2,927	245,661	1,439,909	1,747,103	1,704,820	1,511,810
• Central Bank Notes	917	–	–	–	917	8,583	4,272
• Foreign government securities	75,167	18,229	22,115	102	115,613	193,623	292,721
• Privatization currencies	–	–	–	131,225	131,225	136,028	179,694
• PGBL / VGBL	3,066,854	3,377,025	4,177,329	799,072	11,420,280	12,854,068	11,168,016
• Other	145,770	181,778	52,659	539,457	919,664	772,871	559,300
Equity securities	1,387,324	–	–	–	1,387,324	1,340,435	2,130,788
• Stocks of listed companies (technical provision)	674,514	–	–	–	674,514	726,158	1,429,716
• Stocks of listed companies (other)	712,810	–	–	–	712,810	614,277	701,072
Subject to commitments	242,889	1,315,742	1,299,248	6,067,052	8,924,931	8,065,826	7,805,112
Repurchase agreement	22,101	163,537	105,902	1,679,692	1,971,232	1,659,859	2,624,914
• National Treasury Bill	–	124,096	102,032	22,300	248,428	25,111	10,656
• Brazilian foreign debt notes	22,001	–	–	1,314,890	1,336,891	1,271,323	2,546,941
• Certificates of Bank Deposit	–	–	–	332,905	332,905	317,970	–
• Financial Treasury Bill	–	39,441	3,829	–	43,270	36,805	48,181
• National Treasury Notes	–	–	–	8,886	8,886	8,650	14,549
• Debentures	100	–	41	711	852	–	–
• Central Bank Notes	–	–	–	–	–	–	4,587
Central Bank	216,046	823,655	369,472	3,092,265	4,501,438	4,614,678	3,920,427
• National Treasury Bill	215,637	690,239	330,897	2,705,747	3,942,520	4,564,263	3,046,460
• National Treasury Notes	–	–	–	258,349	258,349	638	706,095
• Financial Treasury Bill	409	94,207	38,575	128,169	261,360	16,825	124,632
• Central Bank Notes	–	39,209	–	–	39,209	32,952	43,240
Privatization currencies	1	–	–	94,366	94,367	92,446	73,773
Collateral provided	4,741	328,550	823,874	1,200,729	2,357,894	1,698,843	1,185,998
• National Treasury Bill	–	205,496	462,459	786,205	1,454,160	869,181	335,445
• Financial Treasury Bill	4,741	123,054	361,415	93,493	582,703	517,138	396,080
• National Treasury Notes	–	–	–	320,349	320,349	311,842	441,465
• Foreign government securities	–	–	–	682	682	682	–
• Central Bank notes	–	–	–	–	–	–	2,652
• Others	–	–	–	–	–	–	10,356
Derivative financial instruments	813,927	225,481	189,825	53,344	1,282,577	1,827,167	584,317
Securities purpose of unrestricted
purchase & sale commitments	–	7,088	–	–	7,088	–	821,627
• National Treasury Bill	–	–	–	–	–	–	808
• Financial Treasury Bill	–	7,088	–	–	7,088	–	820,819
Overall Total	6,920,517	11,236,905	12,575,676	35,514,402	64,247,500	64,441,412	58,154,659
%	10.8	17.5	19.5	52.2	100.0

(1)	These refer to assets under management funds applied in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

Other investments in fund quotas were distributed based on the securities comprising their portfolios.

The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification.

e) Income on marketable securities transactions, financial income on insurance, private pension plans and savings bonds and derivative financial instruments

	R$ thousand

	2005			2004

	3rdQuarter	2nd Quarter	September 30 YTD	September 30 YTD

Fixed income securities	977,961	852,133	2,818,036	2,228,400
Interbank investments (Note 9b)	953,386	847,770	2,539,009	2,196,744
Allocation of exchange variation of foreign branches and subsidiaries	(574,131)	(1,397,486)	(2,036,475)	(288,690)
Variable income securities	(161)	479	(5,416)	26,234
Subtotal	1,357,055	302,896	3,315,154	4,162,688
Financial income on insurance, private pension plans and savings bonds	1,515,755	1,464,488	4,749,475	3,763,277
Income from derivative financial instruments (Note 33c V)	747,956	1,331,444	2,444,561	708,965
Total	3,620,766	3,098,828	10,509,190	8,634,930

11) Interbank Accounts – Restricted Deposits

a) Restricted deposits

	R$ thousand

	Remuneration	2005		2004

		September 30	June 30	September 30

Compulsory deposits – demand deposits	Not remunerated	4,580,885	4,529,135	4,301,989
Compulsory deposits – savings account deposits	Savings index	4,954,914	4,874,788	4,614,679
Additional compulsory deposits	Selic rate	5,893,945	5,893,903	5,327,669
Restricted deposits – SFH	Reference rate	264,228	258,706	320,955
Funds from rural loans	Reference rate	578	578	578
Total		15,694,550	15,557,110	14,565,870

b) Compulsory deposits – income on restricted deposits

	R$ thousand

	2005			2004

	3rdQuarter	2nd Quarter	September 30 YTD	September 30 YTD

Restricted deposits – BACEN (compulsory deposits)	384,284	379,185	1,107,780	829,242
Restricted deposits – SFH	7,857	7,922	23,358	29,762
Total	392,141	387,107	1,131,138	859,004

12) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables, is presented as follows:

a) By type and maturity;

b) By type and risk level;

c) Concentration of loan operations;

d) By economic activity sector;

e) Breakdown of loan operations and allowance for doubtful accounts;

f) Movement of the allowance for doubtful accounts;

g) Recovery and renegotiation; and

h) Income on loan and leasing operations.

a) By type and maturity

	R$ thousand

	Normal course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 60 days	More than 360 days	2005				2004

							Total on September 30, (A)	% (5)	Total on June 30, (A)	% (5)	Total on September 30, (A)	% (5)

Discounted trade receivables and
other loans	7,115,259	5,081,544	4,012,340	4,301,868	4,330,974	6,621,498	31,463,483	39.9	29,291,120	39.7	24,786,182	39.3
Financings	2,210,133	2,057,031	1,721,762	4,026,685	5,707,015	10,119,670	25,842,296	32.7	23,202,009	31.5	18,097,353	28.7
Rural and agribusiness loans	390,761	364,961	134,225	295,096	1,039,485	3,433,552	5,658,080	7.2	5,289,160	7.2	5,898,046	9.3
Subtotal	9,716,153	7,503,536	5,868,327	8,623,649	11,077,474	20,174,720	62,963,859	79.8	57,782,289	78.4	48,781,581	77.3
Leasing operations	199,274	116,290	112,599	284,034	509,609	923,492	2,145,298	2.7	1,918,996	2.6	1,379,127	2.2
Advances on foreign exchange contracts (1)	1,367,145	913,677	836,511	1,112,735	408,987	–	4,639,055	5.9	5,014,447	6.8	5,522,556	8.8
Subtotal	11,282,572	8,533,503	6,817,437	10,020,418	11,996,070	21,098,212	69,748,212	88.4	64,715,732	87.8	55,683,264	88.3
Other receivables (2)	223,927	17,472	11,076	32,204	74,199	136,330	495,208	0.6	431,678	0.6	453,538	0.7
Total loan operations (3)	11,506,499	8,550,975	6,828,513	10,052,622	12,070,269	21,234,542	70,243,420	89.0	65,147,410	88.4	56,136,802	89.0
Sureties and guarantees (4)	317,066	348,974	187,913	855,661	873,422	6,090,422	8,673,458	11.0	8,559,171	11.6	6,959,936	11.0
Overall total on September 30, 2005	11,823,565	8,899,949	7,016,426	10,908,283	12,943,691	27,324,964	78,916,878	100.0
Overall total on June 30, 2005	11,504,780	7,445,180	6,405,210	10,223,538	12,183,500	25,944,373			73,706,581	100.0
Overall total on September, 2004	10,634,830	7,048,279	6,034,210	7,474,220	10,301,587	21,603,612					63,096,738	100.0

	R$ thousand

	Abnormal course

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	2005				2004

						Total on September 30, (B)	% (5)	Total on June 30, (B)	% (5)	Total on September 30, (B)	% (5)

Discounted trade receivables and other loans	281,668	221,437	215,531	358,193	405,193	1,482,022	72.1	1,465,592	73.4	1,265,381	69.5
Financings	136,496	82,431	37,602	67,320	67,952	391,801	19.1	352,873	17.7	331,534	18.2
Rural and agribusiness loans	4,473	2,759	2,718	7,384	30,027	47,361	2.3	68,865	3.5	40,057	2.2
Subtotal	422,637	306,627	255,851	432,897	503,172	1,921,184	93.5	1,887,330	94.6	1,636,972	89.9
Leasing operations	3,344	2,306	1,131	2,440	2,220	11,441	0.6	10,713	0.5	22,776	1.2
Advances on foreign exchange contracts (1)	17,541	2,756	1,596	7,219	61,432	90,544	4.4	74,477	3.7	95,515	5.2
Subtotal	443,522	311,689	258,578	442,556	566,824	2,023,169	98.5	1,972,520	98.8	1,755,263	96.3
Other receivables (2)	10,119	524	970	427	19,168	31,208	1.5	23,449	1.2	68,074	3.7
Total loan operations (3)	453,641	312,213	259,548	442,983	585,992	2,054,377	100.0	1,995,969	100.0	1,823,337	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–
Overall total on September 30, 2005	453,641	312,213	259,548	442,983	585,992	2,054,377	100.0
Overall total on June 30, 2005	497,258	315,344	254,687	435,065	493,615			1,995,969	100.0
Overall total on September 30, 2004	339,195	262,055	264,358	406,356	551,373					1,823,337	100.0

	R$ thousand

	Abnormal course

	Installments falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 60 days	More than 360 days	2005				2004

							Total on September 30, (C)	% (5)	Total on June 30, (C)	% (5)	Total on September 30, (C)	% (5)

Discounted trade receivables and other loans	126,240	116,758	96,586	212,141	234,546	256,245	1,042,516	35.4	994,609	37.6	766,507	38.0
Financings	130,310	119,274	116,046	312,024	459,317	684,399	1,821,370	61.8	1,539,390	58.3	1,179,087	58.6
Rural and agribusiness loans	2,796	2,126	483	1,695	6,836	13,373	27,309	0.9	60,762	2.3	17,054	0.8
Subtotal	259,346	238,158	213,115	525,860	700,699	954,017	2,891,195	98.1	2,594,761	98.2	1,962,648	97.4
Leasing operations	2,870	2,431	2,472	8,391	11,623	23,929	51,716	1.8	42,896	1.6	49,261	2.4
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	262,216	240,589	215,587	534,251	712,322	977,946	2,942,911	99.9	2,637,657	99.8	2,011,909	99.8
Other receivables (2)	1,413	274	201	554	563	543	3,548	0.1	5,837	0.2	3,915	0.2
Total loan operations (3)	263,629	240,863	215,788	534,805	712,885	978,489	2,946,459	100.0	2,643,494	100.0	2,015,824	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Overall total on September 30, 2005	263,629	240,863	215,788	534,805	712,885	978,489	2,946,459	100.0
Overall total on June 30, 2005	240,694	203,796	182,657	452,701	623,944	939,702			2,643,494	100.0
Overall total on September 30, 2004	185,743	162,217	144,745	346,994	447,530	728,595					2,015,824	100.0

							R$ thousand

							Abnormal course

							Installments falling due

							2005				2004

							Total on September 30, (A+B+C)		Total on		Total on September 30, (A+B+C)
								%	June 30,	%		%
								(5)	(A+B+C)	(5)		(5)

Discounted trade receivables and other loans							33,988,021	40.5	31,751,321	40.6	26,818,070	40.1
Financings							28,055,467	33.5	25,094,272	32.0	19,607,974	29.2
Rural and agribusiness loans							5,732,750	6.8	5,418,787	6.9	5,955,157	8.9
Subtotal							67,776,238	80.8	62,264,380	79.5	52,381,201	78.2
Leasing operations							2,208,455	2.6	1,972,605	2.5	1,451,164	2.2
Advances on foreign exchange contracts (1)							4,729,599	5.6	5,088,924	6.5	5,618,071	8.4
Subtotal							74,714,292	89.0	69,325,909	88.5	59,450,436	88.8
Other receivables (2)							529,964	0.7	460,964	0.6	525,527	0.8
Total loan operations (3)							75,244,256	89.7	69,786,873	89.1	59,975,963	89.6
Sureties and guarantees (4)							8,673,458	10.3	8,559,171	10.9	6,959,936	10.4
Overall total on September 30, 2005							83,917,714	100.0
Overall total on June 30, 2005									78,346,044	100.0
Overall total on September 30, 2004											66,935,899	100.0

(1)	Advances on foreign exchange contracts are recorded as a reduction of the “Other liabilities” account;
(2)	“Other receivables” comprise receivables on sureties and guarantees honored, receivables on purchase of assets, credit instruments receivable; income receivable on foreign exchange contracts and receivables arising from export contracts;
(3)	Includes financing of credit card operations and operations for prepaid credit card receivables in the amount of R$ 1,692,958 thousand (June 30, 2005 – R$ 1,539,160 thousand and September 30, 2004 – R$ 1,304,373 thousand). Other receivables relating to credit cards in the amount of R$ 2,205,293 thousand (June 30, 2005 – R$ 1,785,107 thousand and September 30, 2004 – R$1,475,316 thousand) are presented in Note 13b;
(4)	Amounts recorded in memorandum account; and
(5)	Ratio between type and total portfolio with aval guarantee and surety.

b) By type and risk level

Loans Operations	R$ thousand

	Risk Levels

	AA	A	B	C	D	E	F	G	H	2005				2004

										Total on		Total on		Total on
										September	%	June 30,	%	September	%
										30, 2005		2005		30, 2005

Discounted trade receivables and other loans	7,334,838	16,715,837	2,082,283	4,794,412	725,962	288,677	325,893	221,925	1,498,194	33,988,021	45.2	31,751,321	45.4	26,818,070	44.7
Financings	4,006,132	15,210,157	2,456,837	5,314,855	312, 974	126,074	143,048	80,172	405,218	28,055,467	37.3	25,094,272	36.0	19,607,974	32.7
Rural and agribusiness loans	212,424	2,360,288	568,125	1,786,450	387,724	43,350	82,468	237,717	54,204	5,732,750	7.6	5,418,787	7.8	5,955,157	9.9
Subtotal	11,553,394	34,286,282	5,107,245	11,895,717	1,426,660	458,101	551,409	539,814	1,957,616	67,776,238	90.1	62,264,380	89.2	52,381,201	87.3
Leasing operations
Advances on foreign	82,498	543,543	371,142	1,101,665	38,113	7,441	17,901	4,091	42,061	2,208,455	2.9	1,972,605	2.8	1,451,164	2.4
exchange contracts	2,707,975	960,309	618,694	355,052	17,590	6,918	132	252	62,677	4,729,599	6.3	5,088,924	7.3	5,618,071	9.4
Subtotal	14,343,867	35,790,134	6,097,081	13,352,434	1,482,363	472,460	569,442	544,157	2,062,354	74,714,292	99.3	69,325,909	99.3	59,450,436	99.1
Other receivables	85,184	151,831	113,411	133,076	13,886	2,011	1,088	3,039	26,438	529,964	0.7	460,964	0.7	525,527	0.9
Total loan operations on September 30, 2005	14,429,051	35,941,965	6,210,492	13,485,510	1,496,249	474,471	570,530	547,196	2,088,792	75,244,256	100.0
%	19.2	47.8	8.2	17.9	2.0	0.6	0.8	0.7	2.8	100.0
Total loan operations on June 30, 2005	14,533,278	32,110,167	5,604,497	12,392,100	1,537,334	499,594	559,902	722,728	1,827,273			69,786,873	100.0
%	20.8	46.0	8.0	17.8	2.2	0.7	0.8	1.0	2.7			100.0
Total loan operations on September 30, 2004	15,956,832	23,116,663	6,061,409	9,789,521	1,764,898	384,998	578,682	353,897	1,969,063					59,975,963	100.0
%	26.6	38.6	10.1	16.3	2.9	0.6	1.0	0.6	3.3					100.0

c) Concentration of loan operations

	R$ thousand

	2005				2004

	September 30%		June 30%		September 30%

Largest borrower	835,324	1.1	835,733	1.2	930,582	1.6
10 largest borrowers	5,787,557	7.7	5,565,312	8.0	5,745,636	9.6
20 largest borrowers	8,483,477	11.3	8,115,780	11.6	8,803,133	14.7
50 largest borrowers	13,169,902	17.5	12,937,684	18.5	14,196,019	23.7
100 largest borrowers	17,232,118	22.9	16,956,523	24.3	18,061,965	30.1

d) By economic activity sector

	R$ thousand

	2005				2004

	September 30%		June 30%		September 30%

Public Sector	795,090	1.1	626,579	0.9	625,468	1.0
Federal Government	321,265	0.5	344,664	0.5	362,915	0.6
Petrochemical	210,784	0.3	219,789	0.3	175,236	0.3
Production and distribution
of electric power	103,850	0.2	124,875	0.2	187,679	0.3
Financial Intermediary	6,631	–	–	–	–	–
State Government	470,312	0.6	278,275	0.4	259,963	0.4
Production and distribution
of electric power	470,312	0.6	278,275	0.4	259,963	0.4
Municipal Government	3,513	–	3,640	–	2,590	–
Direct administration	3,513	–	3,640	–	2,590	–
Private sector	74,449,166	98.9	69,160,294	99.1	59,350,495	99.0
Manufacturing	18,849,108	25.1	18,389,885	26.4	18,458,084	30.8
Food and beverage	4,544,590	6.0	4,174,488	6.0	4,668,565	7.8
Light and heavy vehicles	2,553,507	3.4	2,409,776	3.5	2,166,962	3.6
Steel, metallurgical and mechanical	2,533,947	3.4	2,666,260	3.8	3,008,924	5.0
Chemical	2,045,417	2.7	1,808,226	2.6	1,591,503	2.7
Pulp and paper	940,723	1.3	856,641	1.2	826,654	1.4
Textiles and clothing	920,040	1.2	875,268	1.3	759,526	1.3
Electric and electronic products	742,888	1.0	667,127	1.0	815,914	1.4
Rubber and plastic articles	730,538	1.0	782,915	1.1	767,667	1.3
Extraction of metallic and non-metallic ores	651,117	0.9	850,695	1.2	475,640	0.8
Furniture and wood products	626,377	0.8	611,775	0.9	560,225	0.9
Publishing, printing and reproduction	507,532	0.7	500,478	0.7	504,904	0.8
Automotive parts and accessories	477,464	0.6	508,552	0.7	434,256	0.7
Non-metallic materials	364,910	0.5	341,743	0.5	303,852	0.5
Leather articles	325,554	0.4	338,666	0.5	321,351	0.5
Oil refining and production of alcohol	322,842	0.4	299,845	0.4	465,342	0.8
Other industries	561,662	0.8	697,430	1.0	786,799	1.3
Commerce	11,324,244	15.0	10,558,710	15.1	9,543,998	15.9
Products in specialty stores	2,964,146	3.9	2,817,493	4.0	2,168,199	3.6
Food products, beverage and tobacco	1,243,715	1.7	1,103,956	1.6	1,037,403	1.7
Grooming articles	881,361	1.2	872,806	1.3	725,763	1.2
Non-specialized retailer	853,842	1.1	757,185	1.1	1,091,847	1.8
Self-propelled vehicles	839,774	1.1	696,601	1.0	697,814	1.2
Wholesale of goods in general	763,664	1.0	732,629	1.0	634,278	1.1
Residues and scrap	740,899	1.0	785,994	1.1	830,037	1.4
Clothing and footwear	688,448	0.9	594,006	0.9	438,058	0.7
Repair, auto parts and accessories for
self-propelled vehicles	600,051	0.8	553,448	0.8	447,201	0.7
Fuel	548,742	0.7	491,440	0.7	398,447	0.7
Agricultural and farming products	505,716	0.7	500,282	0.7	549,068	0.9
Trade salesman	448,487	0.6	415,195	0.6	373,834	0.6
Other commerce	245,399	0.3	237,675	0.3	152,049	0.3

	R$ thousand

	2005				2004

	September 30%		June 30%		September 30%

Financial intermediaries	235,744	0.3	216,706	0.3	354,950	0.6
Services	12,363,122	16.4	11,918,781	17.0	11,203,135	18.7
Transport and storage	3,309,180	4.4	3,173,911	4.5	2,488,472	4.1
Real estate activities, rentals and
corporate services	1,878,036	2.5	1,900,240	2.7	1,773,248	3.0
Civil construction	1,641,535	2.2	1,568,328	2.2	1,372,156	2.3
Telecommunications	1,441,912	1.9	1,263,330	1.8	2,193,174	3.7
Production and distribution of electric
power, gas and water	937,146	1.2	1,045,186	1.5	914,318	1.5
Social services, education, health, defense
and social security	799,051	1.1	753,079	1.1	602,240	1.0
Clubs, leisure, cultural and sports activities	510,577	0.7	428,368	0.6	391,173	0.6
Holding companies, legal, accounting and
business advisory services	464,408	0.6	505,091	0.7	411,055	0.7
Hotel and catering	291,441	0.4	261,859	0.4	230,234	0.4
Other services	1,089,836	1.4	1,019,389	1.5	827,065	1.4
Agribusiness, fishing, forestry
development and management	1,088,037	1.4	1,235,012	1.8	1,102,482	1.8
Individuals	30,588,911	40.7	26,841,200	38.5	18,687,846	31.2
Total	75,244,256	100.0	69,786,873	100.0	59,975,963	100.0

e) Breakdown of loan operations and allowance for doubtful accounts

Risk level	R$ thousand

	Portfolio balance

	Abnormal course			Normal course	Total	%	2005		2004

	Past due	Falling due	Total abnormal course				% September 30, 2005 YTD	% June 30, 2005 YTD	% September 30, 2005 YTD

AA	–	–	–	14,429,051	14,429,051	19.2	19.2	20.8	26.6
A	–	–	–	35,941,965	35,941,965	47.8	67.0	66.8	65.2
B	148,689	799,566	948,255	5,262,237	6,210,492	8.2	75.2	74.8	75.3
C	260,259	881,647	1,141,906	12,343,604	13,485,510	17.9	93.1	92.6	91.6
Subtotal	408,948	1,681,213	2,090,161	67,976,857	70,067,018	93.1
D	182,540	302,041	484,581	1,011,668	1,496,249	2.0	95.1	94.8	94.5
E	159,629	178,447	338,076	136,395	474,471	0.6	95.7	95.5	95.1
F	146,105	149,882	295,987	274,543	570,530	0.8	96.5	96.3	96.1
G	148,224	119,214	267,438	279,758	547,196	0.7	97.2	97.3	96.7
H	1,008,931	515,662	1,524,593	564,199	2,088,792	2.8	100.0	100.0	100.0
Subtotal	1,645,429	1,265,246	2,910,675	2,266,563	5,177,238	6.9
Total on September 30, 2005	2,054,377	2,946,459	5,000,836	70,243,420	75,244,256	100.0
%	2.7	3.9	6.6	93.4	100.0
Total on June 30, 2005	1,995,969	2,643,494	4,639,463	65,147,410	69,786,873
%	2.9	3.8	6.7	93.3	100.0
Total on September 30, 2004	1,823,337	2,015,824	3,839,161	56,136,802	59,975,963
%	3.0	3.4	6.4	93.6	100.0

Risk level	R$ thousand

	Provision for

	Minimum requirement								2005		2004

	% Minimum required provision	Specific							% September 30, 2005 (1)	% June 30, 2005 (1)	% September 30, 2005 (1)

				Total specific		Additional	Total	Existing
		Past due	Falling due		Generic

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	179,683	500	179,683	180,183	0.5	0.5	0.8
B	1.0	1,487	7,996	9,483	52,613	20,526	62,096	82,622	1.3	1.3	1.3
C	3.0	7,808	26,449	34,257	370,306	469,255	404,563	873,818	6.5	6.2	6.8
Subtotal		9,295	34,445	43,740	602,602	490,281	646,342	1,136,623	1.6	1.6	1.7
D	10.0	18,254	30,204	48,458	101,167	202,066	149,625	351,691	23.5	23.6	22.5
E	30.0	47,889	53,534	101,423	40,918	73,311	142,341	215,652	45.5	42.9	46.0
F	50.0	73,052	74,941	147,993	137,271	85,192	285,264	370,456	64.9	64.2	65.3
G	70.0	103,757	83,450	187,207	195,830	100,862	383,037	483,899	88.4	93.9	93.9
H	100.0	1,008,931	515,662	1,524,593	564,199	–	2,088,792	2,088,792	100.0	100.0	100.0
Subtotal		1,251,883	757,791	2,009,674	1,039,385	461,431	3,049,059	3,510,490	67.8	66.9	64.4
Total on
September 30,
2005		1,261,178	792,236	2,053,414	1,641,987	951,712	3,695,401	4,647,113	6.2
%		27.1	17.1	44.2	35.3	20.5	79.5	100.0
Total on June 30,
2005		1,200,287	690,797	1,891,084	1,613,482	945,870	3,504,566	4,450,436		6.4
%		27.0	15.5	42.5	36.2	21.3	78.7	100.0
Total on
September 30,
2004		1,214,672	670,221	1,884,893	1,383,182	913,303	3,268,075	4,181,378			7.0
%		29.1	16.0	45.1	33.1	21.8	78.2	100.0

(1) Ratio between existing provision and portfolio by risk level.

f) Movement of allowance for doubtful accounts:

	R$ thousand

	2005			2004

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Opening Balance	4,450,436	4,301,366	4,145,557	4,059,300
– Specific provision (1)	1,891,084	1,867,628	1,785,474	1,816,523
– Generic provision (2)	1,613,482	1,495,770	1,434,610	1,383,691
– Additional provision (3)	945,870	937,968	925,473	859,086
Amount recorded	539,900	562,149	1,736,646	1,552,917
Amount written–off	(343,223)	(413,079)	(1,235,090)	(1,507,795)
Balance derived from acquired institutions (4)	–	–	–	76,956
Closing balance	4,647,113	4,450,436	4,647,113	4,181,378
– Specific provision (1)	2,053,414	1,891,084	2,053,414	1,884,893
– Generic provision (2)	1,641,987	1,613,482	1,641,987	1,383,182
– Additional provision (3)	951,712	945,870	951,712	913,303

(1)	For operations with installments overdue by more than 14 days;
(2)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item;
(3)	The additional provision is recorded based on management's experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of required provision established by CMN Resolution 2682. The additional provision per customer was classified according to the corresponding risk levels (Note 12e); and
(4)	Comprises Banco BEM S.A. and Banco Zogbi S.A.

g) Recovery and renegotiation

Expense for allowance for doubtful accounts, net of recoveries of written-off credits.

	R$ thousand

	2005			2004

	3rdQuarter	2ndQuarter	September 30 YTD	September 30 YTD

Amount recorded	539,900	562,149	1,736,646	1,552,917
Amount recovered (1)	(173,819)	(187,901)	(489,212)	(457,791)
Expense net of recoveries	366,081	374,248	1,247,434	1,095,126
(1) Classified in income on loan operations (Note 12h).

We present below the movement of renegotiated credits per quarter:

	R$ thousand

	2005			2004

	3rdQuarter	2nd Quarter	September 30 YTD	September 30 YTD

Opening balance	1,716,196	1,686,855	1,714,589	2,119,704
– Amount renegotiated	516,829	445,058	1,295,319	1,066,217
– Amount received	(278,331)	(283,842)	(813,350)	(889,034)
– Amount written-off	(85,406)	(131,875)	(327,270)	(537,708)
Closing balance	1,869,288	1,716,196	1,869,288	1,759,179
Allowance for doubtful accounts	1,148,161	1,022,548	1,148,161	1,096,717
Percentage on portfolio	61.4%	59.6%	61.4%	62.3%

h) Income on loan and leasing operations

	R$ thousand

	2005			2004

	3rdQuarter	2nd Quarter	September 30 YTD	September 30 YTD

Discounted trade receivables and other loans	2,602,586	2,225,324	6,979,205	5,559,122
Financings	1,580,909	1,344,359	4,232,723	3,169,299
Rural and agribusiness loans	107,070	132,296	395,978	482,579
Subtotal	4,290,565	3,701,979	11,607,906	9,211,000
Recovery of credits written-off as loss	173,819	187,901	489,212	457,791
Allocation of exchange variation of foreign branches and subsidiaries	(168,354)	(411,032)	(613,126)	(39,393)
Subtotal	4,296,030	3,478,848	11,483,992	9,629,398
Leasing, net of expenses	132,156	93,003	308,486	202,102
Total	4,428,186	3,571,851	11,792,478	9,831,500

13) Other Receivables

     a) Foreign exchange portfolio

          Balance sheet accounts

	R$ thousand

	2005		2004

	September 30	June 30	September 30

Assets – other receivables
Exchange purchases pending settlement	5,835,072	6,073,049	7,175,694
Foreign exchange acceptances and term documents in foreign currencies	8,037	12,191	39,515
Exchange sale receivables	2,527,150	1,752,714	2,142,050
(-) Advances in local currency received	(279,521)	(212,835)	(452,211)
Income receivable on advances granted	49,689	46,802	55,251
Total	8,140,427	7,671,921	8,960,299
Liabilities – Other liabilities
Exchange sales pending settlement	2,516,730	1,736,400	2,130,418
Exchange purchase payables	6,237,754	6,511,453	7,434,294
(-) Advances on foreign exchange contracts	(4,729,599)	(5,088,924)	(5,618,071)
Other	17,265	21,829	27,598
Total	4,042,150	3,180,758	3,974,239
Net foreign exchange portfolio	4,098,277	4,491,163	4,986,060
Memorandum accounts
Imports loan	163,487	164,865	156,884

Exchange Results

We present below the composition of foreign exchange transactions adjusted to improve the presentation of results.

	R$ thousand

	2005			2004

	3rdQuarter	2nd Quarter	September 30 YTD	September 30 YTD

Foreign exchange result	89,974	58,759	320,810	662,657
Adjustments:
– Income on foreign currency financing (1)	12,514	318	33,224	73,996
– Income on export financing (1)	3,287	848	5,441	9,627
– Income on foreign investments (2)	37,473	6,919	62,826	45,217
– Expenses from foreign securities (3)	–	(2,840)	(4,546)	(9,595)
– Expenses from payables to foreign bankers (4) (Note 19c)	(73,931)	55,477	(163,839)	(580,839)
– Other	(10,560)	(64,420)	(83,816)	(57,995)
Total adjustments	(31,217)	(3,698)	(150,710)	(519,589)
Adjusted foreign exchange result	58,757	55,061	170,100	143,068

(1)	Classified in the “Income on loan operations” account;
(2)	Demonstrated in the “Income on securities transactions” account;
(3)	Presented in the “Expenses from funds obtained in the market” account; and
(4)	Funds for financing advances on foreign exchange contracts and import financing, classified in the “Expenses for borrowings and onlendings” account.

b) Sundry

	R$ thousand

	2005		2004

	September 30	June 30	September 30

Deferred tax credits (Note 35c)	6,318,730	6,233,938	6,318,192
Deposits in guarantee	2,229,979	2,084,632	1,926,110
Credit card operations	2,205,293	1,785,107	1,475,316
Prepaid taxes	583,838	683,821	982,372
Payments to be reimbursed	459,332	413,958	444,968
Receivable securities and credits	408,029	408,426	364,271
Sundry borrowers	396,038	322,158	669,166
Borrowers due to purchase of assets	279,327	287,383	284,572
Other	136,690	146,309	158,830
Total	13,017,256	12,365,732	12,623,797

14) Other Assets

     a) Non-operating assets/Other

	R$ thousand

	Cost	Provision for losses	Residual value

			2005		2004

			September 30	June 30	September 30

Real estate	239,630	(104,394)	135,236	139,029	168,503
Goods subject to special conditions	76,528	(76,528)	–	–	1,924
Vehicles and similar	75,510	(23,661)	51,849	48,625	66,911
Inventories/storehouse	22,126	–	22,126	23,988	22,282
Machinery and equipment	7,116	(5,099)	2,017	1,994	2,874
Other	7,281	(10)	7,271	7,231	5,047
Total on September 30, 2005	428,191	(209,692)	218,499
Total on June 30, 2005	442,621	(221,754)		220,867
Total on September 30, 2004	523,128	(255,587)			267,541

b) Prepaid expenses

	R$ thousand

	2005		2004

	September 30	June 30	September 30

Commission in the placement of financing	529,426	473,002	273,580
Insurance selling expenses	274,712	269,588	241,312
Exclusive partnership agreement in the rendering of banking services	244,971	214,500	180,076
Insurance expense on fundings abroad	97,552	112,295	133,447
Propaganda and advertising expenses	58,224	49,587	13,557
Others	88,293	93,185	99,504
Total	1,293,178	1,212,157	941,476

15) Investments

     a) Movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements:

Investments in foreign branches and subsidiaries	R$ thousand

	Balance on	Movement in	Balance on	Balance on	Balance on
	12.31.2004	the semester	9.30.2005	6.30.2005	9.30.2005
		(1)

Banco Bradesco S.A. Grand Cayman Branch	2,166,518	2,077,417	4,243,935	4,044,953	2,203,416
Banco Bradesco S.A. New York Branch	379,650	(53,366)	326,284	342,695	405,458
Banco Bradesco Luxembourg S.A.	347,805	(49,391)	298,414	313,124	372,382
Bradport SGPS, Sociedade Unipessoal, Lda.	374,110	(89,623)	284,487	302,981	366,724
Cidade Capital Markets Limited	82,463	(11,699)	70,764	74,279	86,571
Bradesco Securities, Inc.	59,349	(8,848)	50,501	53,187	63,010
Banco Bradesco Argentina S.A.	44,350	(6,917)	37,433	39,326	47,432
Banco Boavista S.A. (Boavista Banking Limited and branches:
Nassau e Grand Cayman Branch) (2) (3)	235,904	(217,184)	18,720	220,750	233,202
Bradesco Argentina de Seguros S.A.	11,335	488	11,823	10,980	13,274
Bradesco International Health Service, Inc.	270	(51)	219	232	362
Banco BCN S.A. Grand Cayman Branch (4)	378,061	(378,061)	–	–	408,818
Banco Mercantil de São Paulo Grand Cayman Branch (4)	464,902	(464,902)	–	–	443,764
Total	4,544,717	797,863	5,342,580	5,402,507	4,644,413

(1)	Represented by exchange loss variation in the amount of R$ 984,099 thousand, equity accounting in the amount of R$ 424,684 thousand, adjustment on the securities’ market value available for sale in the amount of R$ 6,744 thousand and capital increase in March 2005 at Banco Bradesco S.A. Grand Cayman Branch in the amount of R$ 1,350,534 thousand;
(2)	Boavista Banking Limited closed activities on March 15, 2005, and operations were transferred to Banco Boavista Interatlântico S.A. – Grand Cayman Branch;
(3)	Banco Boavista Interatlântico S.A. – Grand Cayman Branch closed activities in September 2005, and operations were transferred to Banco Bradesco S.A. Grand Cayman Branch; and
(4)	The branch closed activities in February 2005, and operations were transferred to Banco Bradesco S.A. Grand Cayman Branch.

b) Breakdown of investments in the consolidated financial statements:

Affiliated companies	R$ thousand

	2005		2004

	September	June	September
	30	30	30

• IRB – Brasil Resseguros S.A.	342,358	310,163	318,658
• American BankNote Ltda.	35,587	33,081	28,378
• NovaMarlim Participações S.A.	24,212	22,856	22,432
• Marlim Participações S.A.	19,004	18,077	22,065
• BES Investimento do Brasil S.A. – Banco de Investimento	18,508	17,812	16,088
• CP Cimento e Participações S.A. (1)	–	–	61,250
• Other affiliated companies	1,044	1,067	2,259
Total in affiliated companies	440,713	403,056	471,130
– Tax incentives	334,442	334,462	363,416
– Banco Espírito Santo S.A.	272,769	290,545	356,114
– Other investments	330,707	326,513	143,846
– Provision for:
Tax incentives	(275,151)	(273,869)	(297,840)
Other	(65,440)	(61,099)	(65,740)
– Overall total consolidated investments	1,038,040	1,019,608	970,926

(1) Investment sold on April, 2005.

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded in the period ended on September 30,2005 to R$ 68,869 thousand (September 30, 2004 – R$118,560 thousand), 3Q05 – R$ 64,227 thousand (2Q05 – R$10,283 thousand).

Companies	R$ thousand

	Capital Stock	Adjusted Stockholders’ equity	No. of stocks/quotas held (thousands)			Consolidated ownership on capital stock	Adjusted net income/ (loss)	Adjustment resulting from evaluation (4)

			Common	Preferred	Quotas				2005		2004

								3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

IRB-Brasil Resseguros S.A. (1)	750,000	1,611,574	212	–	–	21.24%	273,819	54,448	4,861	58,165	82,809
American BankNote Ltda. (1)	42,232	158,167	–	–	9,502	22.50%	33,293	6,997	1,767	7,491	15,893
NovaMarlim Participações S.A. (1)	128,700	140,997	22,100	–	–	17.17%	9,837	1,356	1,416	1,689	3,943
Marlim Participações S.A. (1)	121,589	160,560	10,999	21,998	–	11.84%	8,843	927	1,114	1,047	7,784
BES Investimento do Brasil S.A. –
Banco de Investimento (1)	46,468	92,540	15,985	–	–	19.99%	13,449	696	1,278	2,690	(153)
CP Cimento e Participações S.A. (3)	–	–	–	–	–	–	–	–	–	(391)	16,625
UGB Participações S.A. (2)	–	–	–	–	–	–	–	–	–	(1,401)	(11,964)
Other companies	–	–	–	–	–	–	–	(197)	(153)	(421)	3,623
Total of non-consolidated	–	–	–	–	–	–	–	64,227	10,283	68,869	118,560

(1)	Data related to August 31, 2005;
(2)	Investment sold in February 2005;
(3)	Investment sold in April 2005; and
(4)	Adjustment resulting from evaluation considers results recorded by the companies as from their acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, when applicable.

16)	Property, Plant and Equipment in Use and Leased Assets

Stated at acquisition cost plus restatements. Depreciation is calculated on the straight-line method at annual rates, which take into consideration the economic useful lives of the assets.

						R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2005		2004

				September	June	September
				30	30	30

Real estate in use:
– Buildings	4%	826,640	(472,532)	354,108	370,194	394,405
– Land	–	470,080	–	470,080	459,475	506,687
Facilities, furniture and equipment in use	10%	1,789,051	(998,562)	790,489	805,697	832,558
Security and communications systems	10%	124,853	(76,611)	48,242	49,170	54,191
Data processing systems	20 a 50%	1,625,658	(1,256,007)	369,651	380,541	424,240
Transport systems	20%	19,969	(12,118)	7,851	8,380	10,111
Construction in progress	–	2,856	–	2,856	2,581	41,033
Subtotal	–	4,859,107	(2,815,830)	2,043,277	2,076,038	2,263,225
Leased Assets	–	23,159	(12,399)	10,760	12,345	24,581
Total on September 30, 2005		4,882,266	(2,828,229)	2,054,037
Total on June 30, 2005		4,885,589	(2,797,206)		2,088,383
Total on September 30, 2004		4,947,775	(2,659,969)			2,287,806

Property, plant and equipment in use of the Bradesco Organization present an unrecorded increment of R$ 909,418 thousand (June 30, 2005 – R$ 903,024 thousand and September 30, 2004 – R$ 710,005 thousand) based on appraisal reports prepared by independent experts in 2005, 2004 and 2003.

The fixed assets to stockholders’ equity ratio, in relation to consolidated reference equity, reached 18.37% (June 30, 2005 – 19.05% and September 30, 2004 – 24.29%), on the consolidated basis and 42.76% (June 30, 2005 – 41.36% and September 30, 2004 –42.86%) on the consolidated financial basis, within the maximum 50% limit.

17) Deferred Charges

a) Goodwill

		R$ thousand

	2005		2004

	September	June	September
	30	30	30

Banco Zogbi S.A.	188,193	202,308	244,651
Banco BCN S.A.	182,529	212,335	293,662
Banco Alvorada S.A.	152,976	157,964	172,929
Morada Serviços Financeiros Ltda. (1)	70,639	74,564	–
Banco Mercantil de São Paulo S.A.	69,339	78,006	104,009
Banco Cidade S.A.	64,941	74,682	103,906
Promovel Empreendimentos e Serviços Ltda.	44,558	47,900	57,926
Bradesco Leasing S.A. Arrendamento Mercantil	33,914	35,714	41,114
Banco Boavista Interatlântico S.A.	24,619	29,543	44,315
Cia. Leader de Investimento (2)	19,931	–	–
Other	51,884	51,404	167,362
Total goodwill	903,523	964,420	1,229,874

(1)	Company acquired in April 2005; and
(2)	Company acquired in August 2005.

In the period ended on September 30, 2005, goodwill of R$ 270,327 thousand were amortized (September 30, 2004 –R$ 501,437 thousand, of which R$ 237,241 thousand referring to extraordinary amortization and in 3Q05 – R$ 86,223 thousand (2Q05 – R$ 87,991 thousand).

I) The unamortized goodwill has the following flow of amortization:

						R$ thousand
	2005				2004

	September	%	June	%	September	%
	30	Accumulated	30	Accumulated	30	Accumulated

2004	–	–	–	–	84,679	6.9
2005	92,596	10.2	178,908	18.6	338,715	34.4
2006	350,646	49.1	343,263	54.1	333,099	61.5
2007	193,669	70.5	191,473	74.0	193,294	77.2
2008	117,932	83.5	115,736	86.0	117,174	86.8
2009	53,926	89.5	51,729	91.4	49,714	90.8
2010	32,400	93.1	30,247	94.5	40,199	94.1
2011	25,039	95.9	23,012	96.9	36,727	97.1
2012	23,765	98.5	21,738	99.1	27,577	99.3
2013	10,341	99.6	8,314	100.0	8,535	99.9
2014	2,027	99.9	–	–	161	100.0
2015	1,182	100.0	–	–	–	–
Total goodwill	903,523		964,420		1,229,874

b) Other deferred charges

					R$ thousand

	Cost	Amortizacion	Residual value

			2005		2004

			September	June	September
			30	30	30

Systems development	1,232,984	(703,679)	529,305	482,290	458,036
Other deferred expenditures	34,558	(29,149)	5,409	6,191	19,698
Total on September 30, 2005	1,267,542	(732,828)	534,714
Total on June 30, 2005	1,191,651	(703,170)		488,481
Total on September 30, 2004	1,122,901	(645,167)			477,734

18) Deposits, Funds Obtained in the Open Market and Funds from Issuance of Securities

      a) Deposits

									R$ thousand
	2005									2004

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to	More than	September	June	September
	days	60 days	90 days	180 days	360 days	3 years	3 years	30	30	30

• Demand deposits (1)	14,773,886	–	–	–	–	–	–	14,773,886	14,891,617	14,781,735
• Savings deposits (1)	24,791,357	–	–	–	–	–	–	24,791,357	24,517,141	23,186,217
• Interbank deposits	47,777	41,014	–	–	–	–	–	88,791	46,003	14,267
• Time deposits	4,009,913	1,056,866	1,038,013	1,916,062	3,290,527	18,707,834	1,243,142	31,262,357	32,043,025	26,804,591
• Other deposits (2)	179,106	–	–	–	–	–	–	179,106	156,487	–
Total on September 30, 2005	43,802,039	1,097,880	1,038,013	1,916,062	3,290,527	18,707,834	1,243,142	71,095,497
%	61.6	1.5	1.5	2.7	4.6	26.3	1.8	100.0
Total on June 30, 2005	44,050,461	2,347,277	862,129	1,653,576	3,867,109	17,935,880	937,841		71,654,273
%	61.5	3.3	1.2	2.3	5.4	25.0	1.3		100.0
Total on September 30, 2004	41,195,020	1,261,378	1,365,878	1,890,067	4,958,896	13,708,885	406,686			64,786,810
%	63.6	1.9	2.1	2.9	7.7	21.2	0.6			100.0

(1)	Classified as up to 30 days without considering average historical turnover; and
(2)	Deposits for investments.

b) Funds obtained in the open market

						R$ thousand
	2005						2004

	Up to 30	From 31 to	From181 to	More than	September	June	September
	days	180 days	360 days	1 year	30	30	30

• Own portfolio	1,397,669	1,841,801	414,661	5,058,124	8,712,255	6,633,449	5,820,361
• Government bonds	239,867	50,524	9,500	–	299,891	70,135	73,765
• Private securities	–	–	–	332,400	332,400	317,341	4,666
• Own issuance	1,245	1,791,277	405,161	4,725,724	6,923,407	5,157,569	3,490,851
• Foreign	1,156,557	–	–	–	1,156,557	1,088,404	2,251,079
Third party portfolio (1)	15,818,740	–	–	–	15,818,740	14,323,042	15,628,952
Unrestricted notes portfolio (1)	–	7,088	–	–	7,088	–	101,800
Total on September 30, 2005 (2)	17,216,409	1,848,889	414,661	5,058,124	24,538,083
%	70.2	7.5	1.7	20.6	100.0
Total on June 30, 2005	15,355,243	1,687,769	439,033	3,474,446		20,956,491
%	73.3	8.0	2.1	16.6		100.0
Total on September 30, 2004	19,289,886	634,702	247,198	1,379,327			21,551,113
%	89.5	2.9	1.2	6.4			100.0

(1)	Represented by government bonds; and
(2)
This includes R$ 8,237,575 thousand (June 30, 2005 – R$ 7,381,797 thousand and September 30, 2004 – R$ 8,517,786 thousand) of funds invested in purchase & sale commitments with Banco Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Note 10a).

c) Funds from issuance of securities

								R$ thousand
	2005									2004

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to 3	More than 3	September	June	September
	days	60 days	90 days	180 days	360 days	years	years	30	30	30

Securities – Local
• Mortgage notes	228,978	120,500	56,113	350,439	73,074	273	–	829,377	814,937	889,114
• Debentures (1)	–	206,185	–	–	–	–	2,552,100	2,758,285	2,631,189	–
Subtotal	228,978	326,685	56,113	350,439	73,074	273	2,552,100	3,587,662	3,446,126	889,114
Securities – Foreign (2)
• Commercial paper	2,047	–	–	–	–	–	–	2,047	2,372	862,683
• Eurobonds	6,394	–	–	–	191,712	214,994	–	413,100	443,281	1,445,629
• Euronotes	2,085	–	–	–	–	–	–	2,085	87,993	337,900
• MTN Program Issues	72,266	–	–	–	–	821,722	–	893,988	838,119	289,160
• Promissory notes	154	–	–	55,554	–	–	–	55,708	72,272	86,547
• Euro CD issued	–	–	–	–	–	–	–	–	–	1,264
• Securitization of future flow of money
orders received from abroad (3)	4,602	–	–	–	–	71,110	565,970	641,682	1,166,902	1,421,521
• Securitization of future flow of credit
card bill receivables from foreign
cardholders (3)	1,504	–	22,005	22,317	45,589	409,879	63,449	564,743	620,226	782,103
Subtotal	89,052	–	22,005	77,871	237,301	1,517,705	629,419	2,573,353	3,231,165	5,226,807
Total on September 30, 2005	318,030	326,685	78,118	428,310	310,375	1,517,978	3,181,519	6,161,015
%	5.2	5.3	1.3	7.0	5.0	24.6	51.6	100.0
Total on June 30, 2005	192,932	179,501	233,402	424,568	172,715	1,913,447	3,560,726		6,677,291
%	2.9	2.7	3.5	6.4	2.5	28.7	53.3		100.0
Total on September 30, 2004	249,420	539,835	1,518,152	666,631	216,668	1,250,117	1,675,098			6,115,921
%	4.1	8.8	24.8	10.9	3.5	20.5	27.4			100.0

(1)
This refers to an installment of two issuances of simple debentures not convertible into stocks of Bradesco Leasing S.A. Arrendamento Mercantil, of which one matures on February 1, 2025 and has a 100% of CDI remuneration, and the other matures on May 1, 2011 and has a 102% of CDI remuneration.

(2)
These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution 2770 for: (i) onlending to local customers, maturing until 2009, under terms which do not exceed those of the funds obtained, with interest payable at LIBOR, plus a spread or prefixed interest; and (ii) foreign exchange operations for customers, through purchase and sale of foreign currencies, discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.

(3)
Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of Specific Purposes Entities (SPEs). These SPEs, Brazilian Merchant Voucher Receivables Limited and International Diversified Payment Rights Company are financed through long-term obligations and settled through the future cash flows of the corresponding assets, which basically comprise:

	(i)	current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and
	(ii)	current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of default or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPE, must be maintained in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

					R$ thousands

	Issuance	Transaction amount	Maturity	Remuneration %	Total

					2005		2004

					September	June	September
					30	30	30

Securitization of future	8.20.2003	595,262	8.20.2010	6.750	418,276	458,148	576,115
flow of money orders	8.20.2003	599,000	8.20.2010	0.68 + libor	–	472,460	558,021
received from abroad	7.28.2004	305,400	8.20.2012	4.685	223,406	236,294	287,385
Total		1,499,662			641,682	1,166,902	1,421,521
Securitization of future
flow of credit card bill
receivables from foreign
cardholders abroad	7.10.2003	800,818	6.15.2011	5.684	564,743	620,226	782,103
Total		800,818			564,743	620,226	782,103

d) Expenses with funding and price-level restatement and interest on Technical Provisions for insurance, private pension plans and savings bonds

		R$ thousands

	2005			2004

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Savings deposits	538,058	510,048	1,522,118	1,217,191
Time deposits	1,416,526	1,466,993	4,102,151	2,642,135
Funds obtained in the open market	1,092,677	875,284	2,886,393	2,323,648
Funds from issuance of securities	206,235	(57,741)	341,370	645,832
Allocation of exchange variation of foreign branches and subsidiaries	(424,621)	(996,361)	(1,480,255)	(222,799)
Other funding expenses	68,596	66,162	200,013	170,166
Subtotal	2,897,471	1,864,385	7,571,790	6,776,173
Expenses for price-level restatement of technical provisions for insurance, private pension plans and savings bonds	872,695	901,840	2,713,586	2,293,659
Total	3,770,166	2,766,225	10,285,376	9,069,832

19) Borrowings and onlendings

   a) Borrowings

									R$ thousand

	2005									2004

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to	More than	September	June	September
	days	60 days	90 days	180 days	360 days	3 years	3 years	30	30	30

Local:
• Official institutions	26	53	26	53	159	634	211	1,162	1,233	1,648
• Other institutions	13,031	–	–	–	–	9	–	13,040	12,602	11,784
Foreign	845,229	387,736	439,936	2,128,360	2,176,067	478,482	101	6,455,911	6,463,417	8,681,510
Total on September 30, 2005	858,286	387,789	439,962	2,128,413	2,176,226	479,125	312	6,470,113
%	13.3	6.0	6.7	32.9	33.6	7.4	0.1	100.0
Total on June 30, 2005	1,054,255	785,452	643,499	1,254,681	2,289,398	449,335	632		6,477,252
%	16.3	12.1	9.9	19.4	35.3	6.9	0.1		100.0
Total on September 30, 2004	1,463,826	557,140	758,796	3,020,275	2,093,634	747,020	54,251			8,694,942
%	16.8	6.4	8.7	34.7	24.1	8.6	0.7			100.0

b) Onlendings

									R$ Thousand

	2005									2004

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to	More than	September	June	September
	days	60 days	90 days	180 days	360 days	3 years	3 years	30	30	30

Local:
• National Treasury	–	–	–	50,824	–	–	–	50,824	51,341	57,950
• BNDES	124,593	73,965	90,407	408,906	761,258	1,602,527	762,088	3,823,744	3,789,963	3,568,367
• CEF	1,637	743	534	1,433	3,219	11,375	31,531	50,472	36,822	399,298
• FINAME	130,898	271,992	145,248	389,080	899,331	2,222,604	779,787	4,838,940	4,636,211	3,939,822
• Other institutions	–	140	103	244	291	1,163	927	2,868	3,145	3,977
Foreign:
• Subject to onlendings to
housing loan borrowers	4,380	–	–	–	–	–	–	4,380	4,228	50,855
Total on September 30, 2005	261,508	346,840	236,292	850,487	1,664,099	3,837,669	1,574,333	8,771,228
%	3.0	4.0	2.7	9.7	19.0	43.7	17.9	100.0
Total on June 30, 2005	270,577	186,637	204,799	781,353	1,897,233	3,615,489	1,565,622		8,521,710
%	3.2	2.2	2.4	9.2	22.3	42.4	18.3		100.0
Total on September 30, 2004	302,530	174,721	200,522	503,397	1,545,033	3,608,024	1,686,042			8,020,269
%	3.8	2.2	2.5	6.3	19.2	45.0	21.0			100.0

c) Expenses from borrowings and onlendings

			R$ Thousand

	2005			2004

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Borrowings:
• Local	560	326	1,455	2,215
• Foreign	26,925	20,747	72,904	52,019
Subtotal borrowings	27,485	21,073	74,359	54,234

Local onlendings:
• National Treasury	362	1,520	2,808	1,837
• BNDES	82,674	45,113	223,166	318,858
• CEF	1,049	1,201	4,229	2,015
• FINAME	125,139	116,391	351,916	284,967
• Other institutions	73	81	237	365
Foreign onlendings:
• Payables to foreign bankers (Note 13a)	73,931	(55,477)	163,839	580,839
• Other expenses with foreign onlendings	(2,175)	(7,429)	(6,892)	9,849
Subtotal onlendings	281,053	101,400	739,303	1,198,730
Allocation of exchange variation of foreign branches and subsidiaries	(45,628)	(127,336)	(197,626)	(49,710)
Total	262,910	(4,863)	616,036	1,203,254

20) Contingent Liabilities

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the legal advisors, the types of lawsuit, similarity with previous lawsuits, complexity and jurisprudence and prior court sentences, whenever loss is deemed probable.

Bradesco’s Management considers that the provision recorded is sufficient to cover possible losses generated by the corresponding legal proceedings.

Labor claims

These are claims brought by former employees seeking indemnity, especially, the payment of unpaid overtime. Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 are no longer significant.

The amount for labor contingencies is provisioned based on the average amount of the indemnities paid.

Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks and the inclusion of names in the restricted credit registry. In general, the amounts under dispute are unlikely to affect financial results since more than 60% of new lawsuits were brought at the small claims court, i.e., for amounts of less than the maximum limit of 40 minimum wages. Moreover, approximately 50% of these lawsuits are judged unfounded and the average cost of each indemnity is nearly 5% of the total amount claimed.

At present, there are no significant administrative lawsuits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines, which could jeopardize the Bank’s financial results.

Tax proceedings

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of the legal advisors.

Provisions established, divided by nature are as follows:

		R$ thousand

	2005		2004

	September	June	September
	30	30	30

Labor claims	752,521	732,399	879,522
Civil proceedings	466,980	454,022	473,815
Subtotal (1)	1,219,501	1,186,421	1,353,337
Tax proceedings (2)	3,264,355	3,196,369	2,924,690
Total	4,483,856	4,382,790	4,278,027

(1)	Note 22; and
(2)	Classified under the item “Other liabilities – tax and social security”.

21) Subordinated Debt

instrument					R$ thousand

	Issuance	Amount of	Maturity	Remuneration	2005		2004

		the			September	June	September
		operation			30	30	30

In the country:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate – CETIP	988,819	944,107	833,581
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	76,420	72,825	63,936
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	343,500	327,589	288,340
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	868,993	827,865	726,162
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	57,146	54,525	48,052
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	110,572	105,524	93,054
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	112,681	107,536	94,829
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	228,335	217,859	191,996
Subordinated Debentures	September/2001	300,000	2008	100.0% of CDI rate+ 0.75% p.a.	304,464	319,022	303,732
Subordinated Debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	324,773	309,490	320,072
Subtotal in Brazil		2,169,751			3,415,703	3,286,342	2,963,754

Abroad:
Subordinated Debt	December/2001	353,700	2011	10.25% rate p.a.	339,812	350,228	436,387
Subordinated Debt (1)	April/2002	315,186	2012	4.05% rate p.a.	309,640	319,560	398,315
Subordinated Debt	October/2003	1,434,750	2013	8.75% rate p.a.	1,146,180	1,186,355	1,473,260
Subordinated Debt	April/2004	801,927	2014	8.00% rate p.a.	616,390	643,535	817,755
Subordinated Debt (2)	June/2005	720,870	–	8.875% rate p.a.	671,262	709,987	-
Subtotal abroad		3,626,433			3,083,284	3,209,665	3,125,717
Overall total		5,796,184			6,498,987	6,496,007	6,089,471

(1)	Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.; and
(2)	On June 3rd, 2005, a perpetual subordinated debt was issued in the amount of US$ 300,000 thousand, with exclusive redemption on the part of the issuer, in its totality and by means of previous authorization of Brazilian Central Bank, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in written by Brazilian Central Bank that securities may no longer be included in the consolidated capital.

22) Other Liabilities – Sundry

		R$ thousand

	2005		2004

	September	June	September
	30	30	30

Provision for accrued liabilities	2,576,967	2,330,647	1,951,921
Credit card operations	1,694,456	1,627,197	1,294,842
Provision for contingent liabilities (civil and labor) (Note 20)	1,219,501	1,186,421	1,433,433
Sundry creditors	583,514	571,714	584,978
Acquisition of assets and rights	95,254	118,457	102,867
Official operating agreements	15,303	10,481	14,007
Other	158,387	154,458	165,925
Total	6,343,382	5,999,375	5,547,973

23) Insurance, Private Pension Plans and Savings Bonds Operations

a) Technical provisions by segment

										R$ thousand

	Insurance companies			Private pension plans			Savings bonds			Total

	2005		2004	2005		2004	2005		2004	2005		2004

	September	June	September	September	June	September	September	June	September	September	June	September
	30	30	30	30	30	30	30	30	30	30	30	30

Current and long-term liabilities
Mathematical provision for benefits to be granted	–	–	–	26,350,646	25,605,111	21,245,757	–	–	–	26,350,646	25,605,111	21,245,757
Mathematical provision for benefits granted	–	–	–	3,215,616	3,228,268	2,313,814	–	–	–	3,215,616	3,228,268	2,313,814
Mathematical provision for redemptions	–	–	–	–	–	–	1,713,615	1,669,281	1,655,643	1,713,615	1,669,281	1,655,643
Unearned premiums provision	1,350,157	1,325,317	1,130,978	43,499	43,944	30,998	–	–	–	1,393,656	1,369,261	1,161,976
IBNR Provision	1,186,671	1,128,562	828,573	260,188	245,462	196,428	–	–	–	1,446,859	1,374,024	1,025,001
Financial fluctuation provision	–	–	–	712,734	750,985	754,005	–	–	–	712,734	750,985	754,005
Provision for unsettled claims	491,348	489,769	459,476	312,031	310,997	266,870	–	–	–	803,379	800,766	726,346
Provision for draws and redemptions	–	–	–	–	–	–	319,387	294,904	250,785	319,387	294,904	250,785
Financial surplus provision	–	–	–	315,092	280,595	242,891	–	–	–	315,092	280,595	242,891
Contribution insufficiency provision	–	–	–	924,841	436,463	1,881,300	–	–	–	924,841	436,463	1,881,300
Provision for contingencies	–	–	–	–	–	–	51,569	41,645	142,390	51,569	41,645	142,390
Administrative provision	–	–	–	283,383	27,391	–	50,205	46,391	–	333,588	73,782	–
Other Technical provisions (1)	498,040	457,951	58,233	155,759	149,629	126,841	–	–	–	653,799	607,580	185,074
Total	3,526,216	3,401,599	2,477,260	32,573,789	31,078,845	27,058,904	2,134,776	2,052,221	2,048,818	38,234,781	36,532,665	31,584,982

(1)	This includes an extraordinary provision in the “Individual Health” portfolio, to set out the leveling of premiums to insured above 60 years of age of plans prior to Law 9,656/98 and for benefits related to “planos remidos” (fully settled plans whose holders are still entitled to their benefits), in the amount of R$ thousand 325,144 thousand (June 30, 2005 – R$ 325,144 thousand).

b) Technical provisions by products

										R$ thousand

	Insurance companies			Private pension plans			Savings bonds			Total

	2005		2004	2005		2004	2005		2004	2005		2004

	September	June	September	September	June	September	September	June	September	September	June	September
	30	30	30	30	30	30	30	30	30	30	30	30

Health	1,361,446	1,277,383	681,620	–	–	–	–	–	–	1,361,446	1,277,383	681,620
Auto/RCF	1,583,102	1,533,873	1,263,172	–	–	–	–	–	–	1,583,102	1,533,873	1,263,172
DPVAT	136,576	145,045	134,754	79,172	80,682	66,789	–	–	–	215,748	225,727	201,543
Life	32,590	33,988	44,249	899,963	877,941	752,896	–	–	–	932,553	911,929	797,145
Basic elements	412,502	411,310	353,465	–	–	–	–	–	–	412,502	411,310	353,465
Unrestricted benefits generating plan – PGBL	–	–	–	6,009,761	5,623,757	5,053,234	–	–	–	6,009,761	5,623,757	5,053,234
Long-term life insurance – VGBL	–	–	–	11,546,402	10,409,513	7,852,894	–	–	–	11,546,402	10,409,513	7,852,894
Traditional plans	–	–	–	14,038,491	14,086,952	13,333,091	–	–	–	14,038,491	14,086,952	13,333,091
Savings bonds	–	–	–	–	–	–	2,134,776	2,052,221	2,048,818	2,134,776	2,052,221	2,048,818
Total	3,526,216	3,401,599	2,477,260	32,573,789	31,078,845	27,058,904	2,134,776	2,052,221	2,048,818	38,234,781	36,532,665	31,584,982

c) Guarantees of technical provisions for Insurance, Private pension plans and Savings bonds

										R$ thousand

	Insurance companies			Private pension plans			Savings bonds			Total

	2005		2004	2005		2004	2005		2004	2005		2004

	September	June	September	September	June	September	September	June	September	September	June	September
	30	30	30	30	30	30	30	30	30	30	30	30

Investment fund quotas (VGBL and PGBL)	–	–	–	17,556,163	16,033,270	12,906,128	–	–	–	17,556,163	16,033,270	12,906,128
Investment fund quotas (except for
VGBL and PGBL)	2,952,477	2,897,664	1,529,056	10,512,561	10,477,346	8,907,870	1,753,690	1,755,504	1,482,704	15,218,728	15,130,514	11,919,630
Government bonds	167,091	169,685	498,908	3,400,319	3,453,050	3,755,634	101,188	99,576	122,517	3,668,598	3,722,311	4,377,059
Private securities	12,617	13,180	4,454	631,769	623,269	464,336	89,268	98,124	87,312	733,654	734,573	556,102
Stocks	1,187	19,525	38,278	463,889	486,731	997,879	209,438	219,902	393,560	674,514	726,158	1,429,717
Credit rights	510,392	453,588	463,353	–	–	–	–	–	–	510,392	453,588	463,353
Real estate properties	17,417	19,951	18,280	1,363	1,388	1,462	11,195	11,261	12,248	29,975	32,600	31,990
Other (1)	61,073	104,914	95,839	41,824	37,978	27,207	–	–	–	102,897	142,892	123,046
Total	3,722,254	3,678,507	2,648,168	32,607,888	31,113,032	27,060,516	2,164,779	2,184,367	2,098,341	38,494,921	36,975,906	31,807,025

(1) Deposits retained in IRB and court deposits.

d) Retained premiums from Insurance, Private pension plans contributions and Savings bonds

			R$ thousand

	2005			2004

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Premiums written	2,045,740	2,025,317	6,133,068	5,537,216
Supplementary private pension contributions (1)	1,925,961	1,472,307	4,741,035	4,689,499
Revenues from savings bonds	393,015	356,747	1,033,926	1,039,973
Coinsurance premiums granted	(34,168)	(27,203)	(104,895)	(233,106)
Refunded premiums	(16,254)	(16,211)	(62,161)	(115,845)
Net premiums written	4,314,294	3,810,957	11,740,973	10,917,737
Redeemed premiums	(643,346)	(681,511)	(1,965,644)	(1,039,748)
Coinsurance premiums granted	(124,464)	(128,321)	(432,025)	(430,469)
Retained premiums from insurance, private pension plans and savings bonds	3,546,484	3,001,125	9,343,304	9,447,520
(1) Includes the long-term life insurance VGBL.

24) Minority Interest in Subsidiaries

		R$ mil

	2005		2004

	September	June	September
	30	30	30

Indiana Seguros S.A.	37,723	36,540	33,309
Bradesco Templeton Asset Management Ltda.	8,015	7,284	6,592
Banco Alvorada S.A. (1)	5,156	6,634	–
Banco Baneb S.A. (1)	–	–	6,228
Baneb Corretora de Seguros S.A.	2,993	2,872	2,629
Bradesco Seguros S.A. (2)	–	–	22,935
Other minority stockholders	102	85	2,272
Total	53,989	53,415	73,965

(1)	Minority stockholders stemming from the merger of Banco Baneb S.A. in December 2004; and
(2)	In March 2005, the stocks belonging to minority stockholders of Bradesco Seguros were merged into Banco Bradesco S.A.

25) Stockholders’ Equity (Parent Company)

a) Composition of capital stock

Fully subscribed and paid-up capital comprises nonpar registered, book-entry stocks, as follows:

	2005		2004

	September	June	September
	30	30	30

Common stock	247,325,690	247,325,690	79,894,005
Preferred stock	244,970,706	244,970,706	78,693,936
Subtotal	492,296,396	492,296,396	158,587,941
Treasury (common stocks)	(2,066,938)	(1,225,200)	(443,562)
Treasury (preferred stocks)	(1,287)	–	(4)
Total outstanding stocks	490,228,171	491,071,196	158,144,375

b) Movement of capital stock per quater:

	Quantity of Stocks

	Common	Preferred	Total

Number of stocks on December 31, 2003	798,940,057,872	786,939,365,428	1,585,879,423,300
Reduction by stocks reverse split	(798,860,163,867)	(786,860,671,492)	(1,585,720,835,359)
Total quantity after reverse split	79,894,005	78,693,936	158,587,941
Stocks acquired and not cancelled	(443,562)	(4)	(443,566)
Outstanding stocks held on September 30, 2004	79,450,443	78,693,932	158,144,375
Outstanding stocks held on December 31,2004	238,351,329	236,081,796	474,433,125
Increase by subscription	8,791,857	8,708,143	17,500,000
Increase by stocks merger	182,504	180,767	363,271
Stocks acquired and not cancelled	(423,800)	–	(423,800)
Outstanding stocks held on March 31, 2005	246,901,890	244,970,706	491,872,596
Stocks acquired and not cancelled	(801,400)	–	(801,400)
Outstanding stocks held on June 30, 2005	246,100,490	244,970,706	491,071,196
Stocks acquired and not cancelled	(841,738)	(1,287)	(843,025)
Outstanding stocks held on September 30, 2005	245,258,752	244,969,419	490,228,171

At the Special Stockholders’ Meeting held on December 17, 2003, approval was given for a 1-for-10,000 reverse split of Bradesco’s capital stock. This process was ratified by BACEN on January 6, 2004.

At the Special Stockholders’ Meeting held on December 9, 2004, approval was given for the following:

• 2-for-1 split of the stocks comprising capital, with no change in value, increasing the number of stocks by 200%, whereby the stockholders received 2 new stocks free of charge for each stock of the same class held on December 13, 2004. In the same proportion as the split carried out in the Brazilian market, a split of Depositary Receipts (DRs) was carried out in the U.S. (NYSE) and European (LATIBEX) markets, whereby investors received 2 new DRs, free of charge for each DR held, ensuring that DRs continued to be traded in the proportion of one (1) stock for (one) 1 DR, in the corresponding markets; and

• Capital increase in the amount of R$ 700,000 thousand, from R$7,000,000 thousand to R$7,700,000 thousand, through the issuance of 17,500,000 new nonpar registered, book-entry stocks, of which 8,791,857 are common stocks and 8,708,143 are preferred stocks, by private subscription at the price of R$40.00 per stock, subscribed during the period from December 27, 2004 thru January 27, 2005, in the proportion of 3.688612594% of the stake held on December 13, 2004, considering the stock splitting. The unsubscribed stocks were sold by auction held at the São Paulo Stock Exchange –BOVESPA on February 15, 2005. The total amount of the transaction, which exceeded the subscription amount, was fully recorded as a credit in the “Capital Reserve – Stock Premium” account.

At the Annual and Special Stockholders’ Meetings of March 10, 2005, the following was approved:

  Capital increase approved at the Special Stockholders’ Meeting held on December 9, 2004.

  Capital increase in the amount of R$11,856 thousand, through the issuance of 363,271 new nonpar registered, book-entry stocks, of which 182,504 are common stocks and 180,767 are preferred stocks in the proportion of 165.12329750137 stocks issued by Bradesco for each share of Bradesco Seguros S.A., of which 82.95659669277 are common stocks and 82.16670080860 are preferred stocks delivered to Bradesco Seguros S.A.’s stockholders, converting it into Bradesco’s wholly-owned subsidiary; and

  Capital increase in the amount of R$ 2,288,144 thousand, from R$ 7,711,856 thousand to R$10,000,000 thousand, through Capitalization of Reserves, with no stock issuance.

The Board of Directors, in meeting held on October 10, 2005, resolved to call a Special Stockholders’ Meeting to be held on November 11, 2005, in which the Board of Directors shall submit proposals for the stockholders’ resolution, pointing out:

  To cancel the stocks held in treasury, existing on the date of the Meeting, representing own Capital, without reducing it; and

  To increase the capital stock in the amount of R$3,000,000 thousand from R$10,000,000 thousand to R$ 13,000,000 thousand by using a portion of the balance in the “Profit Reserve – Statutory Reserve” account, attributing to the Company’s stockholders, as bonus stock, on a free basis, one (1) new stock of same class for each stock held. The bonus stock shall occur on a date to be announced to the market by the Company, after the process is ratified by the Central Bank of Brazil.

Concomitantly to the Brazilian Market operation, and in the same proportion, the bonus stock shall occur in the form of DRs - Depositary Receipts in the U.S. (NYSE) and European (Lattice) Markets, whereas investors shall receive one (1) new DR for each DR held, which shall continue to be traded at the ratio of one (1) preferred stock to one (1) DR, in the respective markets.

The operation aims at providing an improved liquidity to stocks, with the subsequent adjustment to the quote value on the market to a most attractive level for trading, not implying an increase in the distribution of monthly dividends and/or interest on own capital.

Thus, the monthly interest on own capital to be declared after including the bonus stock in stockholders’ positions, shall have its value adjusted, from R$ 0.057000 to R$ 0.028500 per common stock and from R$ 0.062700 to R$ 0.031350 per preferred stock, so that the stockholders continue receiving equal amount of interest.

Current stocks issued by the Company shall continue to be traded, entitled to bonus stock, and new stocks shall be made available for trading after the approval of respective process by the Central Bank of Brazil and included in the stockholders’ position, which shall be purpose of announcement to the market.

The unit price to be attributed to the bonus stock, pursuant to the provisions in the Paragraph 1 of Article 25 of the Normative Ruling of the Brazilian Internal Revenue Service 25, as of 3.6.2001, shall be informed on the date of the Meeting.

Stocks resulting from the bonus stock shall be entitled to monthly dividends and/or interest on own capital, and possibly supplementary dividends and/or interests to be declared from the date of their inclusion in the stockholders’ position. They also shall be fully entitled to possible advantages attributed to other stocks from the referred date.

c) Interest on own capital

Non-voting preferred stocks are entitled to all rights and benefits attributed to common stocks and, in conformity with Bradesco’s, have priority to repayment of capital and 10% additional interest on own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404, as amended by Law 10,303/2001.

In conformity with Bradesco’s Bylaws, stockholders are entitled to interest on own capital and/or dividends, which total, at least, 30% of net income for the year, adjusted in accordance with Brazilian corporate laws.

Interest on own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice the amount of such interest.

It is Bradesco’s policy to distribute, during the year all the interest on own capital, determined in conformity with the criteria mentioned above and to compute this interest for purposes of the minimum compulsory dividend, net of withholding tax (IRRF).

The Board of Directors’ Meeting held on June 29, 2005, resolved on the payment of interim interest on own capital related to the 1H05, in the amount of R$ 0.57000 and R$ 0.62700 per common and preferred stock, respectively, paid on July 20, 2005, by the net amount of R$ 0.48450 and R$ 0.53295, already deducting withholding tax, per common and preferred stock, respectively.

The Board of Executive Officers of Banco Bradesco S.A., in meeting held on October 10, 2005, proposed to the Board of Directors, in meeting to be held on November 11, 2005, to resolve on the payment of supplementary interest on own capital to the Company’s stockholders referring to the year 2005, in the amount of R$1.755955872 per common stock and R$1.931551459 per preferred stock, which represent approximately 30.8 times the interest monthly paid, benefiting the stockholders registered at the Bank on that date (November 11, 2005).

Once approved the proposal, the payment shall be made on 4.28.2006, by the net amount of R$1.492562491 per common stock and R$1.641818741 per preferred stock, already deducting a fifteen per cent (15%) withholding tax, except for the corporate stockholders exempted from said taxation, which shall receive for the amount declared.

The Board of Executive Officers, based on the income earned in the fiscal year of 2005, may propose to the Board of Directors to distribute dividends to the Company’s stockholders, complementing the Interest on own Capital of the year.

The calculation of Interest on own capital related to 2005 year-to-date is shown as follows:

	R$ thousand	% (1)

Net income for the period	4,051,521
Legal reserve	(202,576)
Calculation basis	3,848,945
Monthly interest on own capital, paid and payable	339,555
Interim interest on own capital payable in July 2005	293,706
Supplementary interest on own capital accrued (payable)	903,739
Interest on own capital (gross)	1,537,000	39.93
Withholding income tax on interest on own capital	230,550
Interest on own capital (net) September 30, 2005 YTD	1,306,450	33.94
Interest on own capital (net) September 30,2004 YTD	836,833	43.99

(1) Percentage of interest on own capital over calculation basis.

Interest on own capital was paid and proposed, as follows:

Description				R$ thousand

	Per stock (gross)		Gross amount paid/accrued	IRRF – withholding tax (15%)	Net amount paid/accrued

	Common	Preferred

Monthly	0.423540	0.465894	211,009	31,651	179,358
Interim	0.282360	0.310596	140,644	21,097	119,547
Provisioned	1.267303	1.394033	632,856	94,928	537,928
Total September 30, 2004 YTD (1)	1.973203	2.170523	984,509	147,676	836,833
Monthly	0.171000	0.188100	88,182	13,227	74,955
Interim	0.570000	0.627000	293,706	44,056	249,650
Provisioned	0.344730	0.379203	176,994	26,549	150,445
Total in 2Q05	1.085730	1.194303	558,882	83,832	475,050
Monthly	0.171000	0.188100	88,096	13,214	74,882
Provisioned	1.018722	1.120594	523,791	78,569	445,222
Total in 3Q05	1.189722	1.308694	611,887	91,783	520,104
Monthly	0.493120	0.542432	251,510	37,726	213,784
Interim	0.570000	0.627000	293,706	44,056	249,650
Provisioned	1.926955	2.119651	991,784	148,768	843,016
Total September 30, 2005 YTD	2.990075	3.289083	1,537,000	230,550	1,306,450

(1) Adjusted at stocks base after stock reverse splitting and stock splitting.

d) Capital and Profit Reserves

		R$ thousand

	2005		2004

	September	June	September
	30	30	30

Capital Reserves	35,884	35,715	10,645
Profit Reserves	7,972,090	7,153,748	7,084,529
– Legal Reserve (1)	890,251	890,251	977,132
– Statutory Reserve (2)	6,263,497	6,263,497	5,688,156
– Retained earnings (3)	818,342	–	419,241

(1)	Formed mandatorily based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses; and
(2)	With a view to maintaining the operating margin compatible with the development of company’s active operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited at 95% of paid-up capital stock; and
(3)	Distribution only in half-year balance sheets.

e) Treasury Stocks

Up to September 30, 2005, 2,066,938 common stocks and 1,287 preferred stocks were acquired and held in treasury, totaling R$163,019 thousand. The minimum, weighted average and maximum cost per stock is, respectively, R$ 63.76860, R$ 78.92023 and R$103.21093 and the market value of those stocks on September 30, 2005 was R$101.88 per common stock and R$108.72 per preferred stock.

26) Fee income

			R$ thousand

	2005			2004

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Checking accounts	447,113	403,477	1,246,898	958,683
Loan operations	333,710	321,965	940,535	585,453
Income on cards	334,662	304,325	929,395	727,469
Fund management	275,676	251,366	773,279	649,104
Collection	185,538	178,252	528,269	460,767
Interbank fees	69,089	66,341	200,339	192,281
Receipt of taxes	54,307	52,253	150,410	149,974
Consortium management	39,674	33,427	102,894	58,293
Revenue from custody and brokerage services	34,659	30,301	92,084	72,543
Other	143,939	117,893	375,213	294,207
Total	1,918,367	1,759,600	5,339,316	4,148,774

27) Personnel Expenses

			R$ thousand

	2005			2004

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Remuneration	649,574	638,684	1,904,132	1,862,587
Lump-sum payment of bonus	102,927	–	102,927	13,925
Benefits	284,631	268,608	824,178	736,143
Social charges	236,486	240,435	711,305	683,274
Training	15,531	15,854	39,252	36,732
Employee profit sharing	80,150	77,686	223,042	126,839
Other	113,957	4,959	145,369	225,084
Total	1,483,256	1,246,226	3,950,205	3,684,584

28) Administrative Expenses

			R$ thousand

	2005			2004

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Third-party services	268,350	253,256	748,592	630,264
Communication	182,329	179,034	539,305	476,416
Depreciation and amortization	108,556	111,348	335,439	359,747
Financial system services	105,068	100,756	306,370	299,824
Transport	104,027	100,493	309,463	281,807
Rentals	80,869	79,761	237,238	223,253
Propaganda and advertising	79,304	86,285	235,813	284,105
Assets maintenance and conservation	77,204	77,106	227,414	197,021
Data processing	63,285	57,419	178,495	198,928
Assets leasing	54,653	62,870	184,743	235,832
Materials	47,843	40,757	128,938	108,843
Water, electricity and gas	33,800	36,363	105,670	94,883
Travels	14,415	13,991	39,789	40,804
Others	51,121	40,032	125,405	216,905
Total	1,270,824	1,239,471	3,702,674	3,648,632

29) Other Operating Income

			R$ thousand

	2005			2004

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Other financial income	127,867	89,703	309,041	278,445
Reversal of other operating provisions	18,215	87,499	209,256	226,397
Recovery of charges and expenses	18,417	13,567	51,261	74,386
Income on sale of goods	7,570	5,078	19,974	45,392
Other	65,642	63,622	207,488	263,249
Total	237,711	259,469	797,020	887,869

30) Other Operating Expenses

			R$ thousand

	2005			2004

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Other financial expenses	214,795	220,743	623,421	501,763
Sundry losses	203,507	160,388	497,906	374,849
Goodwill amortization	86,223	87,991	270,327	264,196
Cost of goods sold and services rendered	139,634	153,428	433,959	404,895
Expenses with other operating provisions	74,326	71,451	218,946	281,577
Other	127,897	97,581	297,032	294,964
Total	846,382	791,582	2,341,591	2,122,244

31) Non-operating Income

			R$ thousand

	2005			2004

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Extraordinary goodwill amortization (1)	–	–	–	(237,241)
(Loss)/profit on sale and write-off of assets and investments	(24,841)	9,592	(22,919)	(54,241)
Non-operating provisions recorded (reversed)	(19,293)	(22,172)	(47,484)	(24,922)
Other	33,985	(8,177)	33,647	(26,559)
Total	(10,149)	(20,757)	(36,756)	(342,963)

(1) As a result of the change in projected realization (note 17a).

32) Transactions with Parent Companies, Subsidiaries and Affiliated Companies (Direct and Indirect)

The transactions with parent companies, subsidiaries and affiliated companies (direct and indirect) are carried out under conditions and rates compatible with average practiced with third parties, prevailing on the dates of operations, and are represented as follows:

						R$ mil

	2005		2004	2005			2004

	September	June	September	3rd Quarter	2nd Quarter	September	September
	30	30	30			30 YTD	30 YTD

	Assets	Assets	Assets	Income	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Interest on own capital and dividends:
Bradesco Seguros S.A.	–	–	146,591	–	–	–	–
Banco Finasa S.A.	193,596	193,596	124,170	–	–	–	–
Banco Boavista Interatlântico S.A.	31,922	31,922	12,089	–	–	–	–
Bradesco Vida e Previdência S.A.	80,306	80,306	–	–	–	–	–
Banco Mercantil de São Paulo S.A.	121,702	121,702	–	–	–	–	–
Banco Alvorada S.A.	97,024	97,024	–	–	–	–	–
Banco Baneb S.A.	–	–	80,316	–	–	–	–
Bradesco Leasing S.A. Arrendamento Mercantil	43,204	43,204	–	–	–	–	–
Cidade de Deus Companhia Comercial de
Participações	(5,770)	(63,474)	(4,595)	–	–	–	–
Nova Cidade de Deus Participações S.A.	(94)	(1,032)	(74)	–	–	–	–
Fundação Bradesco	(2,656)	(28,980)	(2,115)	–	–	–	–
Other parent, subsidiary and affiliated companies	77,101	80,938	68,631	–	–	–	–

Pre-export operations (a):
Other parent, subsidiary and affiliated companies	–	–	–	–	–	–	1,952

Demand deposits:
Finasa Promotora de Vendas Ltda.	(6,136)	(5,023)	(5,848)	–	–	–	–
Bradesco Vida e Previdência S.A.	(45,011)	(54,263)	(40,539)	–	–	–	–
Other parent, subsidiary and affiliated companies	(10,581)	(11,642)	(15,561)	–	–	–	–

						R$ thousand

	2005		2004	2005			2004

	September	June	September	3rd Quarter	2nd Quarter	September	September
	30	30	30			30 YTD	30 YTD

	Assets	Assets	Assets	Income	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Time deposits:
Bradesco Argentina de Seguros S.A.	(23,142)	–	–	(58)	–	(58)	–
Cidade de Deus Companhia Comercial de
Participações	(2,821)	(5,647)	(29,957)	(92)	(149)	(440)	(372)
Bradesco Auto/RE Cia. de Seguros	(13,826)	(11,060)	–	(73)	–	(124)	–
Bradesco Capitalização S.A.	–	–	(78,450)	–	–	–	(8,142)
Promovel Empreendimentos e Serviços Ltda.	–	–	(27,652)	–	–	–	(528)
Other parent, subsidiary and affiliated companies	(7,140)	(16,668)	(15,595)	(122)	(354)	(839)	(6,209)

Foreign currency deposits abroad:
Banco Bradesco Luxembourg S.A.	–	447	530	–	–	–	–
Banco Bradesco Argentina S.A.	17	18	21	–	–	–	–

Investments in foreign currency:
Banco Bradesco Luxembourg S.A.	26,167	15,628	66,415	94	141	451	160

Funding/Investments in interbank deposits (b):

Funding:
Bradesco Leasing S.A. Arrendamento Mercantil	(10,338,737)	(9,923,897)	(2,179,115)	(475,773)	(271,465)	(851,235)	(59,523)
Banco Mercantil de São Paulo S.A.	(2,846,920)	(2,555,708)	(806,326)	(125,064)	(101,946)	(298,732)	(28,087)
Banco Baneb S.A.	–	–	(280,040)	–	–	–	(7,552)
Banco BEM S.A.	(741,944)	(700,540)	(212,398)	(32,978)	(30,596)	(89,683)	(3,283)
Banco Boavista Interatlântico S.A.	(84,000)	–	(32,476)	(2)	–	(254)	(697)
Banco Boavista Banking Limited	–	–	(167,877)	–	–	(159)	(1,374)
Bradesco BCN Leasing S.A. Arrendamento
Mercantil	–	–	–	–	–	–	(189,365)
Banco Alvorada S.A.	(3,081,688)	(1,799,780)	(755,659)	(96,145)	(99,760)	(221,342)	(29,082)
Cidade Capital Markets Limited.	(25,803)	(27,281)	(86,080)	(155)	(141)	(416)	(990)
Zogbi Leasing S.A. Arrendamento Mercantil	(129,912)	(126,163)	–	(5,908)	(5,163)	(11,071)	–
Other parent, subsidiary and affiliated companies	(74,120)	(23,219)	(20,500)	(1,645)	(1,488)	(3,919)	(17,759)

Investments:
Banco Finasa S.A.	14,620,271	12,355,249	7,024,555	589,826	480,076	1,467,390	676,131
Banco Boavista Interatlântico S.A.	–	433,591	1,011,009	7,705	8,753	26,578	46,336
Other parent, subsidiary and affiliated companies	–	–	25,000	–	9,661	10,985	17

Open market funding/investments (c):

Funding:
Banco BEM S.A.	(2,726)	(15,979)	(19,000)	(479)	(532)	(1,340)	(3,313)
Banco Boavista Interatlântico S.A.	–	–	(9,769)	(119)	–	(395)	(1,491)
Cia. Brasileira de Meios de Pagamento – VISANET	(67,667)	(47,329)	(21,103)	(2,544)	(2,385)	(7,111)	(1,431)
Bradesco S.A. – CTVM	(8,670)	(14,325)	(33,610)	(1,000)	(1,538)	(3,225)	(3,371)
Banco Alvorada S.A.	(2,427)	(36,639)	(19,465)	(634)	(451)	(1,398)	(2,781)
Banco Finasa S.A.	(27,975)	(8,165)	(9,499)	(2,163)	–	(5,523)	(2,985)
Banco Mercantil de São Paulo S.A.	(5,185)	(4,814)	(1,635)	(150)	(442)	(787)	(5,193)
Other parent, subsidiary and affiliated companies	(22,893)	(18,533)	(16,582)	(933)	(3,008)	(2,479)	(2,278)

Investments:
Banco BEM S.A.	529,131	537,972	457,056	24,083	23,493	67,983	41,077
Banco Alvorada S.A.	393,090	405,280	–	17,921	17,698	51,177	–
Banco Baneb S.A.	–	–	370,903	–	–	–	41,926
Other parent, subsidiary and affiliated companies	–	–	–	–	–	–	9,710

Derivative financial instruments (swap) (d):
Banco Finasa S.A.	48,111	78,092	200,190	1,161	6,646	471	11,459
Bradesco Leasing S.A. Arrendamento Mercantil	2,224	–	11,406	119	–	564	1,234
Other parent, subsidiary and affiliated companies	–	3,849	–	–	393	–	2,035

						R$ thousand

	2005		2004	2005			2004

	September	June	September	3rd Quarter	2nd Quarter	September	September
	30	30	30			30 YTD	30 YTD

	Assets	Assets	Assets	Income	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Foreign borrowings and onlendings (e):
Banco Bradesco Luxembourg S.A.	(107,800)	(55,253)	(70,118)	(710)	(500)	(1,622)	(859)
Banco Boavista Interatlântico S.A.	(18,233)	(19,106)	(23,019)	(153)	(139)	(454)	(286)
Other parent, subsidiary and affiliated companies	–	–	(5,159)	–	(9)	(26)	(67)

Services rendered (f):
Scopus Tecnologia S.A.	(5,257)	(9,853)	(6,456)	(36,325)	(36,353)	(107,322)	(96,091)
CPM S.A.	(22,930)	(6,051)	(229)	(8,697)	(10,846)	(32,273)	(33,196)
Other parent, subsidiary and affiliated companies	(5)	(24)	(22)	912	813	2,934	2,352

Branch rentals:
Bradesco Seguros S.A.	–	–	–	(6,879)	(6,743)	(20,598)	(22,179)
Banco Mercantil de São Paulo S.A.	–	–	–	(3,652)	(3,754)	(11,248)	(11,798)
Bradesco Vida e Previdência S.A.	–	–	–	(1,217)	(1,553)	(4,476)	(4,885)
Other parent, subsidiary and affiliated companies	–	–	–	(3,818)	(4,149)	(11,436)	(11,037)

Marketable Securities:
Bradesco Leasing S.A. Arrendamento Mercantil	7,157,767	6,831,517	1,832,239	323,940	223,854	627,284	45,468
Bradesco BCN Leasing S.A. Arrendamento
Mercantil	–	–	–	–	–	–	146,688
Cibrasec – Companhia Brasileira de Securitização	18,835	21,241	5,137	1,133		1,133

Marketable Securities – foreign (g):
Banco Boavista Interatlântico S.A.	–	(447,889)	(802,696)	(3,301)	(6,599)	(19,179)	(65,659)
Cidade Capital Markets Limited	(25,539)	(27,302)	–	(194)	(293)	(833)	–
Other parent, subsidiary and affiliated companies	–	–	–	–	–	–	(606)

Interbank onlendings (h):
Banco BEM S.A.	–	(13,652)	–	(84)	(222)	(306)	–
Other parent, subsidiary and affiliated companies	(173)	(1,464)	–	(12)	(24)	(35)	(427)

Securitization transactions (i):
Cia. Brasileira de Meios de Pagamento – VISANET	(641,682)	(620,227)	(782,103)	(17,971)	(8,786)	(38,263)	(37,039)

Trading and intermediation of amounts:
Nova Paiol Participações S.A	(29,621)	(21,046)	–	(8,575)	(8,513)	(25,386)	–

Subordinated debt:
Cidade de Deus Companhia Comercial de
Participações	(21,038)	(20,049)	(87,901)	(990)	(910)	(4,917)	(8,575)
Fundação Bradesco	(226,412)	(216,073)	(99,180)	(10,338)	(9,479)	(25,606)	(9,582)

Amounts receivable:
Companhia Brasileira de Soluções e Serviços –
VisaVale	2,612	1,677	–	–	–	–	–
Other parent, subsidiary and affiliated companies	–	24	–	–	–	–	–

a)	Foreign credit lines for export financing in Brazil, subject to exchange variation and bearing interest at international market rates;
b)	Short-term interbank investments – interbank deposits of related companies at CDI rate;
c)	Repurchase and/or resale commitments pending settlement, guaranteed by government bonds at normal market rates (overnight);
d)	Differences between amounts receivable and payable on swaps;
e)	Foreign currency loans for financing of exports subject to exchange variation and bearing interest at international market rates;
f)	Contracts with Scopus Tecnologia S.A. for IT equipment maintenance services and with CPM S.A. for data processing systems maintenance services;
g)	Funding/Investments in foreign marketable securities – “fixed rate euronotes and eurobonds”, subject to exchange variations and carrying interest at rates used for securities placed in the international markets;
h)	Funds obtained for onlendings to rural loan operations, bearing interest and charges corresponding to normal rates practiced for this type of transaction; and
i)	Transactions for securitization of the future flow of credit card bill receivables from foreign cardholders.

33) Financial Instruments

a) Risk Management Process

Bradesco approaches on a comprehensive and integrated basis the management of all risks inherent to its activities, supported on its Internal Control and Compliance structure. This integrated vision enables the improvement of risk management models and avoids the existence of any gap, which may compromise the correct identification and measurement of risks.

Credit Risk Management

As part of its Credit Risk Management enhancement process, Bradesco is working uninterruptedly to improve the procedures for collecting and controlling portfolio information, develop new loss estimation models, enhance and prepare rating inventories used in the various sectors in which the Bank operates, to supervise the processes used in credit analysis, concession and settlement, monitor credit concentration, identify the causes of delinquency and to prepare risk mitigation plans.

Efforts are focused on the utilization of advanced and strict risk assessment models fully integrated with all the credit process components, in line with best practices and the recommendations established by the Basel New Capital Accord’s most advanced models.

We highlight, among others, the following efforts:

  implementation of expected and unexpected losses’ calculation system, in addition to the allocation of the corresponding capital in compliance with the Basel New Accord requirements;

  backtesting of models used to assess the loan portfolio risks;

  improvement of the management information systems designed to meet the requirements of the present customers’ and departments’ segmentation approach, with the emphasis on decision making and loan portfolio management;

  management of critical risks: continuous monitoring of the main delinquency events through individual analyses based on clients’ balance evolution and recovery estimates by the main areas involved (Business, Loan and Recovery); and

  ongoing review and restructuring of internal processes, embracing roles and responsibilities, capacity building, review of organizational structures and information technology demands.

Market Risk Management

Market risk is related to the possibility of loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical evolvement over the past years, with a view to avoiding, or at least, minimizing, eventual losses to institutions, due to higher complexity in operations carried out domestically and internationally.

Market risks at Bradesco are managed by means of methodologies and models, which are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

Bradesco adopts a conservative policy regarding market risk exposure, being VaR (Value at Risk) limits defined by Senior Management, and compliance monitored on a daily basis by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

As from March 2005, VaR started to include positions abroad (previously followed-up independently), thus consolidating the market risk. In the next chart, we show Global VaR of positions (treasury, position in Brazil and abroad, and trade Portfolio) and to allow comparisons, the calculations for September 2004 were retroactive.

Risk factors		R$ thousand

	2005		2004

	September	June	September
	30	30	30

Prefixed	7,172	18,621	4,661
Internal exchange coupon	44,659	11,673	13,291
Foreign currency	7,133	3,100	2,572
IGP-M	4,917	4,432	7,962
Reference rate (TR)	12,481	3,297	4,012
Variable income	183	773	–
Brady Bonds/Treasury (USA)	26,456	30,361	29,973
Other	775	436	722
Correlated effect	(39,901)	(24,862)	(18,139)
VaR (Value at Risk)	63,875	47,831	45,054

Investments abroad protected by hedge operations are not being considered in the VaR calculation, as these are strategically managed and on a differential basis, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with fundings.

Besides following-up and controlling via VaR, a daily Gap Analysis is performed to measure the effect of the movement in the local interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio, as well as potential impacts on stress scenarios positions that are also periodically assessed.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the prefixed and foreign exchange positions of the Organization’s entire portfolio and of resulting capital requirements.

Liquidity risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Organization's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical, since they enable the Organization to settle transactions on a timely and safe basis.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital risk

Bradesco's capital risk is managed to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Calculation Basis – Capital Adequacy Ratio (Basel):					R$ thousand

	2005				2004

	September 30		June 30		September 30

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Stockholders’ equity	18,261,593	18,261,593	17,448,450	17,448,450	14,677,707	14,677,707
Decrease in tax credits – BACEN Res. 3059	(82,366)	(82,366)	(82,366)	(82,366)	(131,737)	(131,737)
Minority interest/other	5,391	52,967	6,865	52,470	220,027	73,961
Reference equity – Tier I	18,184,618	18,232,194	17,372,949	17,418,554	14,765,997	14,619,931
Reference equity - Tier II
(subordinated debt)	6,076,829	6,077,852	6,184,539	6,185,586	5,771,122	5,771,126
Total reference equity (Tier I + Tier II)	24,261,447	24,310,046	23,557,488	23,604,140	20,537,119	20,391,057
Risk weighted assets	136,843,876	156,815,121	129,382,344	149,114,635	103,256,014	120,296,589
Capital adequacy ratio	17.73%	15.50%	18.21%	15.83%	19.89%	16.95%

Capital Adequacy Ratio Variation (Basel) – R$ and %

	R$ thousand

	3 rd Quarter/2005		2 nd Quarter/2005		September 30, 2005 YTD		From September/2004 to September/2005

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Movement in the reference equity:
Starting period	23,557,488	23,604,140	22,205,388	22,250,469	20,843,464	20,907,411	20,537,119	20,391,057
• Net income for the period	1,430,229	1,430,229	1,415,867	1,415,867	4,051,521	4,051,521	5,109,272	5,109,272
• Interest on own capital	(611,887)	(611,887)	(558,882)	(558,882)	(1,537,000)	(1,537,000)	(1,877,473)	(1,877,473)
• Adjustment at market value –
TVM and derivatives	70,230	70,230	110,639	110,639	(41,442)	(41,442)	(221,990)	(221,990)
• Capital increase by subscription,
stocks merger and goodwill	–	–	–	–	736,106	736,106	736,106	736,106
• Subordinated debt	(107,709)	(107,709)	441,839	441,839	413,473	413,473	305,708	305,708
• Others	(76,904)	(74,957)	(57,363)	(55,792)	(204,675)	(220,023)	(327,295)	(132,634)
End of period	24,261,447	24,310,046	23,557,488	23,604,140	24,261,447	24,310,046	24,261,447	24,310,046

Movement in weighted assets:
Starting period	129,382,344	149,114,635	129,759,259	148,669,349	111,182,110	130,055,907	103,256,014	120,296,589
• Marketable securities	(1,044,663)	6,487	(1,271,929)	(163,903)	(155,325)	3,250,970	(2,545,484)	1,878,885
• Loan operations	5,209,095	5,209,095	3,767,108	3,767,108	11,283,605	11,283,605	14,748,454	14,748,454
• Check clearing and related services	28,140	28,140	109,132	109,132	414,080	414,080	62,269	62,269
• Tax credit	501,441	254,376	87,438	(3,939)	713,433	555,573	(159,795)	149,724
• Risk (swap, market, interest and
exchange rates)	359,713	366,922	(1,968,795)	(1,989,531)	9,205,620	9,181,966	16,338,948	16,375,929
• Memorandum accounts	166,725	166,725	(269,465)	(269,465)	880,860	880,860	1,548,557	1,548,557
• Other assets	2,241,081	1,668,741	(830,404)	(1,004,116)	3,319,493	1,192,160	3,594,913	1,754,714
End of period	136,843,876	156,815,121	129,382,344	149,114,635	136,843,876	156,815,121	136,843,876	156,815,121

	R$ thousand

	3 rd Quarter/2005		2 nd Quarter/2005		September 30, 2005 YTD		From September/2004 to September/2005

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Starting period	18.21%	15.83%	17.11%	14.97%	18.75%	16.08%	19.89%	16.95%
Movement in reference equity:
• Net income for the period	1.10%	0.96%	1.09%	0.95%	3.64%	3.12%	4.95%	4.25%
• Interest on own capital	(0.47%)	(0.41%)	(0.43%)	(0.38%)	(1.38%)	(1.18%)	(1.82%)	(1.57%)
• Adjustment at market value –
TVM and derivatives	0.05%	0.04%	0.08%	0.08%	(0.04%)	(0.03%)	(0.21%)	(0.18%)
• Capital increase by subscription,
stock merger and goodwill	–	–	–	–	0.66%	0.56%	0.71%	0.61%
• Subordinated debt	(0.08%)	(0.07%)	0.34%	0.30%	0.37%	0.31%	0.29%	0.25%
• Others	(0.06%)	(0.05%)	(0.04%)	(0.04%)	(0.18%)	(0.17%)	(0.31%)	(0.10%)

Movement in weighted assets:
• Marketable securities	0.15%	–	0.18%	0.01%	0.03%	(0.45%)	0.59%	(0.31%)
• Loan operations	(0.73%)	(0.55%)	(0.52%)	(0.39%)	(2.00%)	(1.41%)	(3.06%)	(2.14%)
• Check clearing service and related
services	–	–	(0.01%)	(0.01%)	(0.08%)	(0.06%)	(0.01%)	(0.01%)
• Tax credit	(0.06%)	(0.02%)	(0.02%)	–	(0.10%)	(0.06%)	0.02%	(0.02%)
• Risk (“Swap”, market, interest and
exchange rates)	(0.05%)	(0.04%)	0.28%	0.21%	(1.28%)	(0.97%)	(2.40%)	(1.81%)
• Memorandum accounts	(0.02%)	(0.02%)	0.04%	0.03%	(0.14%)	(0.10%)	(0.26%)	(0.19%)
• Other assets	(0.31%)	(0.17%)	0.11%	0.10%	(0.52%)	(0.14%)	(0.65%)	(0.23%)
End of Period	17.73%	15.50%	18.21%	15.83%	17.73%	15.50%	17.73%	15.50%
(1)	Includes financial companies only;
(2)	Includes financial and non-financial companies.

b) Market value

The book values, net of provisions for mark-to-market adjustments, of the main financial instruments are summarized as follows:

	R$ thousand

	2005				2004

	September 30			June 30	September 30

	Book Value	Market Value	Potential gain/ (loss)	Potential gain/ (loss)	Potential gain/ (loss)

Assets:
Marketable securities and derivative financial
instruments (Note 10)	64,247,500	65,023,046	775,546	829,710	812,329
Loan operations (1) (Note 12)	75,244,256	75,389,730	145,474	482,859	221,548
Investments (2) (Note 15b)	1,038,040	1,286,679	248,639	173,214	76,861

Liabilities:
Time deposits (Note 18a)	31,262,357	31,261,542	815	(263)	(3,998)
Funds from issuance of securities (Note 18c)	6,161,015	6,164,426	(3,411)	21,557	20,082
Borrowings and onlendings (Notes 19a and 19b)	15,241,341	15,260,423	(19,082)	65,202	(60,886)
Subordinated debt (Note 21)	6,498,987	7,003,605	(504,618)	(475,160)	(382,293)
Treasury stocks (Note 25e)	(163,019)	(210,720)	47,701	7,900	(3,563)
Total			691,064	1,105,019	680,080

(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables; and
(2)	Does not include increment in investments in affiliated companies.

Determination of market value of financial instruments:

  Marketable securities and derivative financial instruments, investments, subordinated debts and treasury stocks are based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;
  Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and
  Time deposits, funds from issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.
c) Derivatives

Bradesco carries out transactions involving derivative financial instruments, which are recorded in balance sheet or memorandum accounts, for its own needs and for customers. The derivative financial instruments, when used by the Bank, aim at hedging its asset and liability positions against the effect of exchange and interest rate variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) Amounts of the instruments recorded in balance sheet and memorandum accounts

	R$ thousand

	2005				2004

	September 30		June 30		September 30

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	2,434,761		8,239,974		6,895,462
– Interbank market	863,102	–	3,649,649	–	44,851	–
– Foreign currency	1,571,659	–	4,590,325	–	6,850,611	–
Sale commitments:	19,566,727		22,438,384		16,762,868
– Interbank market	8,757,364	7,894,262	8,389,162	4,739,513	4,982,946	4,938,095
– Foreign currency	10,806,520	9,234,861	14,041,145	9,450,820	11,779,922	4,929,311
– Other	2,843	2,843	8,077	8,077	–	–

Option contracts
Purchase commitments:	265,184		6,915		19,459
– Foreign currency	265,184	–	6,915	–	19,459	–
Sale commitments:	2,028,013		2,274,845		26,630
– Foreign currency	2,028,013	1,762,829	2,274,845	2,267,930	26,630	7,171

Forward contracts
Purchase commitments:	1,033,703		904,448		205,738
– Foreign currency	528,113	–	417,109	–	205,738	–
– Other	505,590	231,712	487,339	–	–	–
Sale commitments:	831,611		1,345,771		510,546
– Foreign currency	557,733	29,620	496,607	79,498	510,546	304,808
– Other	273,878	–	849,164	361,825	–	–

Swap contracts
Asset position:	10,509,094		9,740,425		8,474,814
– Interbank market	3,162,043	1,804,002	3,013,567	1,748,100	3,594,216	1,008,702
– Prefixed	587,455	–	615,342	–	522,837	–
– Foreign currency	4,897,715	–	4,378,452	–	2,339,098	–
– Reference rate (T.R.)	779,927	779,633	765,722	765,388	823,726	823,093
– Selic	819,224	780,141	853,489	810,336	1,019,887	970,102
– IGP-M	131,316	–	72,644	–	133,248	–
– Other	131,414	130,485	41,209	30,052	41,802	29,703

Liability position:	10,108,851		9,347,870		8,197,257
– Interbank market	1,358,041	–	1,265,467	–	2,585,514	–
– Prefixed	639,112	51,657	706,589	91,247	778,730	255,893
– Foreign currency	7,842,807	2,945,092	7,221,329	2,842,877	4,555,280	2,216,182
– Reference rate (T.R)	294	–	334	–	633	–
– Selic	39,083	–	43,153	–	49,785	–
– IGP-M	228,585	97,269	99,841	27,197	215,216	81,968
– Other	929	–	11,157	–	12,099	–

Derivatives include operations maturing in D+1.

II) Composition of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand

	2005						2004

	September 30			June 30			September 30

	Restated cost	Adjustment to market value	Market Value	Restated cost	Adjustment to market value	Market Value	Restated cost	Adjustment to market value	Market Value

Adjustment receivables (swap)	505,471	(2,751)	500,720	482,222	7,640	489,862	328,222	(10,231)	317,991
Receivable forward purchases	505,590	(277)	505,313	487,339	(178)	487,161	36,977	(24)	36,953
Receivable futures sales	273,878	(107)	273,771	849,164	14	849,178	229,195	(135)	229,060
Premiums on exercisable options	6,196	(3,423)	2,773	2,037	(1,071)	966	1,686	(1,373)	313
Total Assets	1,289,135	(6,558)	1,282,577	1,820,762	6,405	1,827,167	596,080	(11,763)	584,317
Adjustment payables (swap)	(98,025)	(2,452)	(100,477)	(97,746)	439	(97,307)	(38,956)	(1,477)	(40,433)
Payable forward purchases	(505,590)	277	(505,313)	(487,339)	178	(487,161)	(36,977)	24	(36,953)
Deliverable futures sales	(273,878)	107	(273,771)	(849,164)	(14)	(849,178)	(229,195)	135	(229,060)
Premiums on exercisable options	(172,504)	8,968	(163,536)	(180,502)	(5,140)	(185,642)	(2,324)	724	(1,600)
Total Liabilities	(1,049,997)	6,900	(1,043,097)	(1,614,751)	(4,537)	(1,619,288)	(307,452)	(594)	(308,046)

III) Futures, option, forward and swap contracts

	R$ thousand

	2005						2004

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on September 30	Total on June 30	Total on September 30

Futures contracts	7,741,070	5,631,994	2,694,883	5,933,541	22,001,488	30,678,358	23,658,330
Option contracts	1,738,612	157,950	9,415	387,220	2,293,197	2,281,760	46,089
Forward contracts	1,357,439	269,996	151,009	86,870	1,865,314	2,250,219	716,284
Swap contracts	3,004,208	3,161,779	1,123,365	2,719,022	10,008,374	9,250,563	8,156,823
Total on September 30, 2005	13,841,329	9,221,719	3,978,672	9,126,653	36,168,373
Total on June 30, 2005	24,202,037	5,547,378	6,549,760	8,161,725		44,460,900
Total on September 30, 2004	13,522,387	8,361,365	4,591,417	6,102,357			32,577,526

IV) Types of margin granted as collateral for derivative financial instruments, comprising mainly futures contracts

	R$ thousand

	2005		2004

	September 30	June 30	September 30

Government bonds
Central Bank Notes	–	–	698
National Treasury Notes	320,349	311,842	356,384
Federal Treasury Notes	1,189,320	592,305	264,436
Financial Treasury Bills	14,480	1,038	232
Total	1,524,149	905,185	621,750

V) Net revenue and expense amounts

	R$ thousand

	2005			2004

	3 rd Quarter	2 nd Quarter	September 30 YTD	September 30 YTD

Swap contracts	248,912	503,824	830,121	157,177
Forward contracts	2,323	(25,069)	(25,508)	64,852
Option contracts	(23,385)	3,698	(12,355)	19,424
Futures contracts	520,106	848,991	1,652,303	467,512
Total (Note 10e)	747,956	1,331,444	2,444,561	708,965

VI) Overall amounts of the derivative financial instruments, broken down by trading place

	R$ thousand

	2005		2004

	September 30	June 30	September 30

CETIP (over-the-counter)	10,008,374	9,132,777	7,091,121
BM&F (floor)	26,159,999	35,328,123	25,486,405
Total	36,168,373	44,460,900	32,577,526

34) Employee Benefits

Banco Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors. The unrestricted benefits generating plan (PGBL) is of the defined contribution type, which permits the accumulation of savings by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM. is responsible for the financial management of the FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefits plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) are fully covered by the net assets of the corresponding FIF fund.

In addition to the aforementioned defined contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A., which had previously merged Banco BEA) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA - CABEA, which is currently undergoing a sponsorship withdrawal process, with reference date established on November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. Participants also no longer contribute as from the same date. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) sponsors supplementary pension plans of both defined contribution (PGBL) and defined benefit types, through Fundação Baneb de Seguridade Social - BASES (for former Baneb employees). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by the net assets of the plans.

Banco BEM S.A. sponsors supplementary pension plans of both defined benefit and defined contribution types, through Aid Fund and Retirement of Banco do Estado do Maranhão’s Employees – CAPOF. The actuarial liabilities of the defined benefit and defined contribution plans are fully covered by the net assets of the plans.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government bonds and private securities, listed company’s stock and real estate properties).

In its foreign premises, Bradesco provides its employees and management a defined contribution pension plan, allowing accumulating funds during the participant’s professional career, by means of contributions paid by himself/herself and equal share by Bradesco. The contributions jointly paid by Bradesco’s employees and managers of foreign premises correspond to, at most, 5% of the benefit annual salary.

Expenses with contributions made during 2005 amounted to R$ 188,034 thousand (September 30,2004 – R$154,293 thousand) 3Q05 – R$ 63,833 thousand (2Q05 – R$ 61,068 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$ 863,430 thousand in 2005 (September 30,2004 –R$ 772,875 thousand), 3Q05 – R$ 300,162 thousand (2Q05 – R$ 284,462 thousand).

35) Income Tax and Social Contribution

a) Calculation of income tax and social contribution charges

	R$ thousand

	2005			2004

	3 rd Quarter	2 nd Quarter	September 30 YTD	September 30 YTD

Income before income tax and social contribution	2,239,545	2,125,700	5,943,206	2,239,995
Total income tax and social contribution at rates of 25% and 9%, respectively	(761,445)	(722,738)	(2,020,690)	(761,598)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	21,837	3,496	23,415	40,310
Exchange gain (loss)	(93,286)	(235,777)	(334,594)	(18,023)
Non-deductible expenses, net of non-taxable income	(44,773)	(16,970)	(88,581)	(67,020)
Tax credit recorded in prior periods	–	7,219	7,219	192,876
Interest on own capital (paid and accrued)	132,720	130,179	387,418	334,733
Other amounts	(62,075)	126,743	138,130	46,493
Income tax and social contribution for the period	(807,022)	(707,848)	(1,887,683)	(232,229)

b) Breakdown of income tax, and social contribuition result

	R$ thousand

	2005			2004

	3 rd Quarter	2 nd Quarter	September 30 YTD	September 30 YTD

Deferred taxes
Amount recorded/realized for the period on temporary additions	132,210	45,295	372,553	325,045
Use of opening balances:
Negative basis of social contribution	(13,922)	(11,021)	(35,806)	(16,409)
Tax loss	(38,303)	(30,543)	(96,978)	(56,280)
Prior periods’ tax credits were recorded on:
Negative basis of social contribution	–	1,960	1,960	1,211
Tax loss	–	5,259	5,259	46,248
Social contribution – Provisional Measure No. 2158-35 as of 8.24.2001	–	–	–	16,094
Temporary additions	–	–	–	129,323
Recorded for the period on:
Negative basis of social contribution	272	1,106	3,462	16,901
Tax loss	756	4,820	10,062	43,621
Subtotal	81,013	16,876	260,512	505,754
Current taxes
Income tax and social contribution payable	(888,035)	(724,724)	(2,148,195)	(737,983)
Income tax and social contribution for the period	(807,022)	(707,848)	(1,887,683)	(232,229)

c) Origin of tax credits of deferred income tax and social contribuition

						R$ thousand

	Balance on 12.31.2004	Balances acquired/ assigned	Amount recorded	Amount realized	Balance on 9.30.2004	Balance on 6.30.2005	Balance on 9.30.2004

Allowance for doubtful accounts	2,701,557	–	722,513	541,654	2,882,416	2,792,558	2,631,849
Provision for civil contingencies	145,616	–	35,917	32,516	149,017	149,092	161,196
Provision for tax contingencies	584,609	–	88,025	57,163	615,471	601,535	547,042
Provision for labor claims	284,508	–	100,191	130,732	253,967	249,246	298,482
Provision for mark-to-market adjustment of
securities and investments	160,457	–	4,182	32,261	132,378	148,246	165,920
Provision for loss on non-operating assets	77,473	–	8,929	16,400	70,002	73,667	85,634
Adjustment at market value of trading securities	97,280	–	98,007	92,699	102,588	97,860	103,760
Goodwill amortization	379,197	–	8,175	85,934	301,438	321,404	415,910
Provision for interest on own capital (1)	–	–	202,051	–	202,051	99,278	215,171
Other	175,468	1,149	165,316	71,394	270,539	313,622	214,245

Total tax credits over temporary differences	4,606,165	1,149	1,433,306	1,060,753	4,979,867	4,846,508	4,839,209
Tax losses and negative basis of social contribution	606,520	(13,778)	20,743	132,784	480,701	531,898	556,817
Subtotal	5,212,685	(12,629)	1,454,049	1,193,537	5,460,568	5,378,406	5,396,026
Social contribution - Provisional Measure
2158-35 as of 8.24.2001 (2)	879,671	–	–	21,509	858,162	855,532	922,166
Total tax credits (Note 13b)	6,092,356	(12,629)	1,454,049	1,215,046	6,318,730	6,233,938	6,318,192
Deferred tax liabilities (Note 35f)	419,541	(78)	728,792	287,002	861,253	651,746	542,477
Tax credits net of deferred tax liabilities	5,672,815	(12,551)	725,257	928,044	5,457,477	5,582,192	5,775,715
– Percentage of net tax credits over total
reference equity (Note 33a)	27.1%				22.4%	23.6%	28.3%
– Percentage of net tax credits over total assets	3.1%				2.7%	2.9%	3.2%

(1)	Tax credit in interest on own capital is recorded up to the allowed fiscal limit; and
(2)	Until the end of the year, we estimate the realization of the amount of R$ 82,460 thousand, which will be recorded upon its effective utilization (Item d).

d) Expected realization of tax credits over temporary differences, tax losses and negative basis of social contribution and social contribution tax credit – M.P. 2158-35

	R$ thousand

	Temporary differences		Tax losses and negative basis		Total

	Income Tax	Social Contribution	Income Tax	Social Contribution

2005	657,448	224,185	37,977	9,663	929,273
2006	1,422,800	484,402	61,333	21,875	1,990,410
2007	1,314,083	425,304	94,920	23,116	1,857,423
2008	289,926	102,005	98,177	17,394	507,502
2009	45,254	12,098	104,695	11,551	173,598
2010 (3rd Quarter)	1,897	465	–	–	2,362
Total on September 30, 2005	3,731,408	1,248,459	397,102	83,599	5,460,568
Total on June 30, 2005	3,632,383	1,214,125	434,648	97,250	5,378,406
Total on September 30, 2004	3,641,071	1,198,138	455,390	101,427	5,396,026

	R$ thousand

	Tax credit over social contribution M.P. 2158-35

	2004	2005	2006	2007	2008	2009	2010 to 2014	Total

Total on September 30, 2005	–	82,460	83,146	119,720	171,408	195,512	205,916	858,162
Total on June 30, 2005	–	70,275	86,834	119,720	174,159	198,628	205,916	855,532
Total on September 30, 2004	30,673	46,046	38,051	57,884	90,829	166,112	492,571	922,166

Projected realization of tax credit is estimated and not directly related to expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$ 5,734,121 thousand (June 30, 2005 – R$ 5,623,952 thousand and September 30 ,2004 – R$ 5,649,702 thousand), of which R$ 4,600,734 thousand (June 30, 2005 – R$ 4,454,485 thousand and September 30, 2004 – R$ 4,452,251 thousand) comprises temporary differences, R$ 419,992 thousand comprises tax losses and negative basis of social contribution (June 30, 2005 – R$ 462,446 thousand and September 30, 2004 – R$ 489,510 thousand) and R$ 713,395 thousand (June 30, 2005 – R$ 707,021 thousand and September 30, 2004 – R$ 707,941 thousand) comprises tax credit over social contribution – M.P. 2158-35.

e) Unrecorded tax credits

The amount of R$ 236,117 thousand was not recorded as tax credit (June 30, 2005 – R$ 151,287 thousand and September 30,2004 – R$ 218,140 thousand).

f) Deferred tax liabilities

	R$ thousand

	2005		2004

	September 30	June 30	September 30

IRPJ, CSLL, PIS and COFINS on adjustments at market value of derivative financial instruments	238,625	206,291	369,017
Subsequent depreciation	115,704	100,004	92,138
Operations in future liquidity market	279,348	194,799	–
Revaluation reserve	6,127	11,151	19,977
Other	221,449	139,501	61,345
Total	861,253	651,746	542,477

36) Other Information

a) Bradesco Organization’s assets under management, on September 30, 2005 amounted to R$ 114,655,996 thousand (on June 30, 2005 – R$ 108,490,334 thousand and September 30, 2004 – R$ 903,266,123 thousand).

b) Through its subsidiary Finasa Promotora de Vendas Ltda. (Finasa), Banco Bradesco entered into an agreement on 4.15.2005 with Banco Morada S.A. and Morada Investimentos S.A. (Grupo Morada), the “Agreement for the Assignment and Transfer of Quotas and other Covenants”, relating to the transfer of the Consumer Financing Business, involving Personal Loan (CP) and Direct Loan to Customer (CDC) from Grupo Morada. The transaction took place through the acquisition of Morada Serviços Financeiros Ltda. (Morada Serviços)’s total capital stock, amounting a demand payment of R$ 80 million. The acquisition will make possible to Finasa to increase its retailing products’ offer, including Bradesco ones, from checking account to products related to insurance, supplementary private pension plans, savings bonds and consortium purchase plan, utilizing the Morada Serviços operating platform.

c) In July, 2005, Banco Bradesco S.A. and União de Lojas Leader S.A. (Leader Magazine), a retailer mainly operating in the markets of Rio de Janeiro and Espírito Santo states, announce the creation of a partnership for the management of Leadercard, one of the five largest Private Label credit card companies in Brazil. This partnership also involves the creation of a financing company, subject to the Central Bank of Brazil’s approval and will have Leadercard’s client portfolio as its core business. Bradesco and Leader Group will have equal equity participation in this operation. Besides increasing the card base of Leadercard, with respective higher sales, the partnership will provide Leader’s clients with the opportunity to access banking products and services offered by Bradesco, such as insurance, private pension plans, consortium purchase plans, savings bonds, personal loan, bills collection and other activities inherent to the correspondent banking operation.

d) On August 2, 2005, Banco Bradesco S.A. and Lojas Colombo S.A., one of the largest retailers of home appliances and furniture, with headquarters in the state of Rio Grande do Sul, announced the execution of Heads of Agreement for the creation of a partnership in a Financial Company, with Colombo’s client portfolio as its core business. Its implementation is subject to the execution of definitive agreements and to the approval by BACEN. Bradesco and Colombo shall have equity participation in the operation, which involves, also, the distribution of banking products and services offered by Bradesco, such as insurance, private pension plans, savings bonds, personal loans and other activities inherent to the operations of financial institutions.

Board of Directors, Board of Executive Officers and Disclosure Committee

Cidade de Deus, Osasco, SP, November 4, 2005

Board of Directors, Board of Executive Officers and Disclosure Committee

Cidade de Deus, Osasco, SP, November 4, 2005

Board of Directors

Chairman
Lázaro de Mello Brandão

Vice-Chairman
Antônio Bornia

Members
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
Raul Santoro de Mattos Almeida
Ricardo Espírito Santo Silva Salgado

Board of Executive Officers

Executive Officers

Chief Executive Officer
Márcio Artur Laurelli Cypriano

Executive Vice-Presidents
Décio Tenerello
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
José Luiz Acar Pedro
Norberto Pinto Barbedo

Managing Directors
Armando Trivelato Filho
Carlos Alberto Rodrigues Guilherme
José Alcides Munhoz
José Guilherme Lembi de Faria
Luiz Pasteur Vasconcellos Machado
Milton Matsumoto
Cristiano Queiroz Belfort
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu
Paulo Eduardo D’Avila Isola
Ademir Cossiello	Departmental Directors	Regional Directors
Adineu Santesso
Airton Celso Exel Andreolli
Alexandre da Silva Glüher
Alfredo Antônio Lima de Menezes
André Rodrigues Cano
Antônio Carlos Del Cielo
Candido Leonelli
Clayton Camacho
Denise Pauli Pavarina de Moura
Douglas Tevis Francisco
Fernando Barbaresco
Fernando Jorge Buso Gomes
Jair Delgado Scalco
João Batistela Biazon
José Luiz Rodrigues Bueno
José Maria Soares Nunes
Josué Augusto Pancini
Karl Heinz Kern
Laércio Carlos de Araújo Filho
Luiz Alves dos Santos
Luiz Carlos Angelotti
Luiz Carlos Brandão Cavalcanti Jún ior
Luiz Fernando Peres
Marcelo de Araújo Noronha
Marcos Bader
Maria Eliza Sganserla
Mario Helio de Souza Ramos
Mauro Roberto Vasconcellos Gouvêa
Milton Clemente Juvenal
Moacir Nachbar Junior
Nilton Pelegrino Nogueira
Octavio Manoel Rodrigues de Barros
Ricardo Dias
Robert John van Dijk
Roberto Sobral Hollander
Romulo Nagib Lasmar
 Sérgio Alexandre Figueiredo Clemente
Sergio Sztajn
Toshifumi Murata	Ademar Monteiro de Moraes
Altair Antônio de Souza
Aurélio Guido Pagani
Cláudio Fernando Manzato
Fernando Antônio Tenório
Idevalter Borba
Luiz Carlos de Carvalho
Márcia Lopes Gonçalves Gil
Marcos Daré
Paulo de Tarso Monzani
Tácito Naves Sanglard

Disclosure Committee

José Luiz Acar Pedro
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
Carlos Alberto Rodrigues Guilherme
José Guilherme Lembi de Faria
Domingos Figueiredo de Abreu
Luiz Carlos Angelotti
Denise Pauli Pavarina de Moura
Romulo Nagib Lasmar
Jean Philippe Leroy

General Accounting Department
Moacir Nachbar Junior
Accountant – CRC (Regional Accounting Council) 1SP198208/O-5

Independent Auditors’ Report on Special Review of the Consolidated Quarterly information

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco – SP

We have performed a special review of the consolidated quarterly information of Banco Bradesco S.A. and its subsidiaries (consolidated) for the quarter ended September 30, 2005, comprising the balance sheet, the statement of income and changes in stockholders’ equity and in financial position, which were prepared in conformity with accounting practices adopted in Brazil.

Our review was conducted in accordance with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON), jointly with the Brazilian Federal Accounting Council (CFC), and consisted mainly of: (a) inquiries and discussions with the managers responsible for the accounting, financial and operational areas of the Bank and its subsidiaries, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of information and subsequent events that have or may have a significant effect on the financial position and operations of Banco Bradesco S.A. and its subsidiaries.

Based on our special review, we are not aware of any material modifications that should be made to the aforementioned consolidated quarterly information for it to be in conformity with accounting practices adopted in Brazil.

November 4, 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Accountant
CRC 1SP212059/O-0

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of Fiscal Council of Banco Bradesco S.A., in compliance with the provisions in item VI of the Article 163 of Law 6,404/76 and in the exercise of their legal and statutory attributions, have examined the Management Report and the Financial Statements related to the period ended on September 30, 2005, and according to the unqualified opinion of KPMG Auditores Independentes, the referred documents examined pursuant to corporate laws in force, properly reflect the equity and financial condition of the Company.

Cidade de Deus, Osasco, SP, November 4, 2005

Ricardo Abecassis E. Santo Silva
José Roberto A. Nunciaroni
Domingos Aparecido Maia

Glossary

Glossary of Technical Terms

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advanced Model Approach (AMA): method used to allocate capital to operating risk, whereby complex internal variables are applied and integrated with management processes. The Bank must meet qualitative and quantitative criteria, as well as maintaining a database of loss for the prior 5 years and be apt to calculate operating V@R (Value at Risk).

Advisor: economic/financial consultant.

Asset management companies: the main activity of these companies is to manage third-party funds. The companies may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the presidents of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: a not-for-profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (BACEN). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related law suits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (BACEN). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bonds companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability.

Coverage ratio: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits).

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data.

Cross – selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company.

Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, ie, it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

IBOVESPA: this is the most important Brazilian stock market performance index, as it portrays the behavior of main stocks traded on BOVESPA. It is established from an imaginary Reais investment in a theoretical number of stocks (portfolio). Each stock composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the stocks composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the stocks integrating this portfolio are highly representative, it is possible to affirm that if most of stocks are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market.

Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less burocracy, access by all customer income brackets and a quick and efficient approvals process.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income.

Overnight: one-day investments which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standardization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score to the companies or countries under analysis which serves as a risk indicator for investors.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, ie, the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, ie, retrocession is the reinsurance of reinsurance.

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Sovereign risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Subordinated perpetual debt: this is a security without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date.

Supplementary private pension plan: a method used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bonds companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, ie, they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Treasury stocks: own company stocks acquired to remain in treasury or for further cancellation.

Underwriting: term used internationally to define the launching of stocks or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

VGBL (Long-term life insurance): this is a life insurance guaranteeing insured’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for those insured who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

V@R (value at risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing access to Internet Banking services.

WebTA: is the online transfer of files between the Bank and its corporate customers with security, efficiency and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phones is made feasible through the use of wireless technology.

Cross Reference Index

Cross Reference Index

Abbreviations	Committee
List of Main, 46	Disclosure, 241
Activity-Based Costing, 153	Executive Credit, 139
Accounting Policies	Expenses Assessment, 154
Significant, 187	Comparison Purposes (see Reclassification), 190
Accounts (see Customers)	Compliance, 132, 231
Checking, 78	Compulsory Deposits, 1, 202
Savings, 79	Consortium Purchase System, 104
Affiliated Companies, 212	Contents, 3
Allowance/Provision	Contingent Liabilities, 219
Composition of the Loan Portfolio and of, 207	Controllership, 151
for Delinquency x Loss, 75	Corporate, 119
for Doubtful Accounts, 60	Corporate Governance (rating), 117, 154, 174
Alô Bradesco (Hello Bradesco), 152	Corretora de Títulos e Valores Mobiliários, 108
Analysis	Credit Granting, 139
Equity, 36	Custody, 151
of the Adjusted Net Interest Income and	Customer Service Network, 123, 175
Average Rates, 54	Customers (see Accounts)
of the Statement of Income, 18	Checking Accounts, 78
Summarized Statement of Income, 8	Per Branch, 124
Asset (under) Management, 12	Deferred Charges, 189, 213
Funding, 77	Deposits
Managed, 80	by Maturity, 77
Securities, 216	Demand, 78
Balance Sheet	Funds Obtained in the Open Market, 189, 215
Banco Finasa, 100	Derivative Financial Instruments, 187, 236
Bradesco Consórcios, 104	Securities and, 195
Bradesco Corretora de Títulos e Valores Mobiliários, 108	Derivatives, 187, 195, 234, 236
Bradesco Securities, 110	Dividends (See Interest on Own Capital) , 11
by Business Segment, 190	Dividend Yield, 14
by Currency and Foreign Exchange Exposure, 191	Equator Principles, 169
by Maturity, 192	Expenses
Comparative, 35	Administrative, 61, 227
Consolidated, 68, 177	for Borrowings and Onlendings, 218
Insurance Companies, 84	Operating (Other), 228
Leasing Companies, 101	Personnel Expenses, 61, 227
Savings Bonds, 95	Personnel Expenses by Business Segment, 159
Private Pension Plans, 91	Prepaid, 211
Banco Finasa, 100	for Allowance for Doubtful Accounts, Net of Recoveries
Banco Postal, 122, 175	of Written-off Credits, 209
Basel (see Capital Adequacy), 12, 138, 232	Selling Expenses, 87
Board	Financial Statements, 173
of Directors, 241	Financial Instruments, 231
of Executive Officers, 241	Finasa Sports
Borrowings and Onlendings, 57, 217	Program, 162
Bovespa (São Paulo Stock Exchange), 110	Fiscal Council, 243
Bradesco Day and Night (BDN), 126	Fone Fácil (Easy Phone), 128
Bradesco Securities, 110	Foreign Exchange
Bradesco Seguros e Previdência (Grupo), 84	Change in Net Interest Income Items plus Exchange
BRAM	Adjustment, 53
Asset Management, 80	Portfolio of, 210
Branches, 12, 123, 124,125	Results, 210
Capital Adequacy (see Basel), 7, 138, 232	Fundação Bradesco, 163
Cards, 140	Funding, 77, 174
Cash	x Expenses, 56
Flow, 193	Funds Available, 192
Generation, 11	Glossary of Technical Terms, 244
Change	Goodwill, 213
in Number of Outstanding Stocks, 10	Guarantee of Technical Provisions, 222
in Stockholders’ Equity, 182	Highlights, 10
Channels – Bradesco Day and Night (BDN), 126	Human Resources, 156, 176
Collection and Tax Payment, (see Tax Payment and
Collection), 149

Income	Money Laundering
on Premiums Retained, 223	Prevention, 132, 137
on Premiums Retained of Private Pension Plans and	NBR ISO 9001-2000 Quality Management, 152
VGBL, 92	Net Interest Income
Operating (Other), 227	Analysis of, 54
Services Rendered, 60, 226	Increase in Items, 53
Income Breakdown, 52	Total Assets x, 57
Income Tax and Social Contribution, 1, 238	Non-Operating Assets, 211
Calculation of Charges with, 238	Notes to the Financial Statements, 185
Indicators, 1	Index, 184
Financial Market, 58	Ombudsman, 152
Loan Portfolio, 77	Operating Companies, 83
Other, 66	Operating Efficiency, 63
Social, 170	Operations, 185
Information Security, 137	Organization Chart
Information Technology (IT), 132	Administrative Body, 116
Insurance Companies, 84	Corporate, 114
Integrated Management System – ERP, 153	Organizational Structure, 133
Interbank Accounts, 202	Other Assets, 211
Interbank Investments, 187, 194	Other Credits, 210
Interest on Own Capital, 11, 225	Pay Out, 15
Internal Controls, 136	Policy
International Area, 144	Critical Accounting, 3
Internet	of Loan, 138
Banking – Transactions, 130	Premiums
Banking – Users, 129	Earned by Insurance Line, 86
Highlights, 131	Income on Retained, 223
Investment Funds, 81	Insurance, 85, 92
Investments, 189, 211	Presentation of the Financial Statements, 185
Composition of, 212	Prime, 121
in Infrastructure, IT and Telecommunications, 132	Private, 121
Lawsuits	Private Pension Plans, 91
Civil, Labor and Tax, 219	Profitability, 50
Corporate, 152	Property and equipment in use and leased assets, 213
Leasing Companies, 101	Quotas, 107
Loan Portfolio (see Loan Operations)	Ranking, 118
per Activity Sector, 73, 206	Ratings
per Maturity, 75, 203	Bank, 117
per Rating, 74	Insurance and Savings Bonds, 118
per Risk Levels, 205	Loan Portfolio, 74, 139
per Type, 73, 203	Ratio
Concentration of, 76, 206	Basel Adequacy Ratio, 12, 138, 232
Methodology Used for Classification, 139	Coverage, 60
Movement of, 76	Fixed Assets to Stockholders’ Equity, 11, 12, 213
per Type of Client, 72	Loan Portfolio, 74, 139
Performance Indicators, 77	Operating Efficiency, 63
Profile, 75	Pay Out, 15
Market(s)	Performance, 12, 85
Capital, 148	Stocks Valuation, 16
Export, 145	Real Estate Financing Activities, 175
Import, 145	Reclassifications (see Comparison Purposes), 190
Risk Management, 132	Recognition, 89, 95, 99, 154
Segmentation, 119	Registrar Services, 151
Value, 10, 234	Report
Market Share, 12, 125	Fiscal Council, 243
Brazilian Savings and Loan System (SBPE), 79	Independent Auditors, 172, 242
Customer Service Network, 123	Management, 174
Export, 145	Responsibility
Import, 145	Environmental, 168
Income from Private Pension Plans, 92	Social-Environmental, 155
Income from Savings Bonds, 96	Results/Income
Insurance Premium, 85	By Activity/Segment, 52, 190
Private Pension Plans and VGBL Investment Portfolio, 93	Non-operating, 228
Technical Provisions (Savings Bonds), 96	Summarized Statement of Income Analysis, 8
Minority Interest, 223	Variation in the Main Items of the Statement, 52
Retail, 122
Retained Claims, 87

Risk	Statement of Income
Capital, 137, 232	Analysis of, 18
Credit, 134, 231	Banco Finasa, 100
Factors, 2, 136, 232	Bradesco Consórcios, 104
Level, 207	Bradesco Corretora de Títulos e Valores Mobiliários, 108
Liquidity, 137, 232	Bradesco Securities, 110
Management, 132	by Business Segment, 52, 191
Market, 135, 188, 231	for Comparison Purposes, 17
Operating, 134	Consolidated, 48, 181
Savings (see Accounts)	Insurance Companies, 84
Accounts, 80	Leasing Companies, 101
Accounts Deposits, 79	Savings Bonds Companies, 95
Savings Bonds, 95	Vida e Previdência (Private Pension Plans), 91
Securities, 70, 110, 195	Stocks
Classification of, 70, 195	Treasury, 223
Derivative Financial Instruments, 195	Change in Number of, 10
Portfolio Breakdown by Issuer, 70, 196	Movement of Capital Stock, 224
Portfolio Breakdown by Maturity, 197	Number of, 13
Segment and Category, 195, 197	Performance of, 10, 16
x Income on Securities Transactions, 55	Stockholders, 114
Segmentation	Number of, 13
Bradesco Corporate, 119	Stockholders’ Equity
Bradesco Empresas (Middle Market), 120	Parent Company, 223
Banco Postal, 122	Subordinated Debt, 220
Bradesco Prime, 121	Subsidiaries
Bradesco Private, 121	Main, 115
Bradesco Varejo (Retail), 122	Transactions with, 228
Consortium, 104	Summary, 5
Market, 119	Tax Credits
Self-Service ATM Network	Expected Realization of, 239
Bradesco Day and Night, 126	Not Triggered, 240
Services	Origin of, 239
Internet, 129	Technical Provisions, 86, 93, 96, 97, 189, 221
Registrar and Qualified Custody, 151	Telecommunications, 132
ShopCredit, 131	Training, 160
ShopInvest, 131	Transactions with Affiliated Companies and
Sites, 131	Subsidiaries, 228
Social Activities, 163	Transactions/Operations
Social-cultural Events, 162	Credit, 71, 202
Social Inclusion, 158	Insurance, Private Pension Plans and Savings Bonds, 221
Social Report, 170	Structured, 149
Statement	Underwriting, 148
of Cash Flows, 193	Value
of Changes in Financial Position, 183	Added, 11
of Changes in Stockholders’ Equity, 182	Market, 10, 13, 14
VaR, 135, 231, 232

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10 , 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.